

WASTE MANAGEMENT

We





KNOWING CUSTOMERS **BETTER**

Are All



MAKING CITIES **GREENER**



About Solutions



POWERING MORE COMMUNITIES



CLEARING THE AIR WITH A CLEANER FLEET



2012 ANNUAL REPORT

Every day, Waste Management is helping industries, communities and individuals use waste better and reduce what they generate. We work with businesses and municipalities to create sound sustainability strategies and pursue ambitious waste reduction targets. We provide tools and education for families eager to go green. And we reliably and responsibly take care of waste for more than 20 million customers across North America.

WE WORKED WITH
109
FORTUNE 500 COMPANIES TOWARD ZERO WASTE INITIATIVES

WE HELPED OVER
150
COMMUNITIES FULFILL THEIR SUSTAINABILITY GOALS

WE PROVIDED UNIQUE GREEN SERVICES TO AN ADDITIONAL
1.5 MILLION
HOMES IN 2012

Whatever our role, the people of Waste Management share one commitment: **We are all about solutions.**

OVER
12%
OF OUR FLEET IS NOW POWERED BY CNG FUEL

Waste Management, Inc., *based in Houston, Texas, is the leading provider of comprehensive waste management services in North America. It is also a leading developer, operator and owner of waste-to-energy and landfill-gas-to-energy facilities in the United States. As of December 31, 2012, the company served nearly 21 million residential, commercial, industrial and municipal customers through a network of 390 collection operations, 310 transfer stations, 269 landfill disposal sites, 17 waste-to-energy plants, 114 recycling facilities, 36 organic processing facilities and 137 landfill-gas-to-energy projects.*

To learn more about Waste Management, visit www.wm.com or www.thinkgreen.com.

TO OUR SHAREHOLDERS, CUSTOMERS, EMPLOYEES AND COMMUNITIES:

Businesses, communities and individuals across North America are seeing waste in a new light. Increasingly, they don't want their waste handled using traditional disposal methods. They know it can be recycled. It can become a clean-burning fuel source for power plants, a soil amendment, or a high-octane fuel for vehicles. And we can all reduce the waste we generate.



David P. Steiner
President and CEO

At Waste Management, we are embracing the challenge of "zero waste" because our industry is changing and our customers' waste has great potential value. We are in the forefront of developing and implementing new ways to handle and extract value from waste. We also remain committed to our day-to-day mission of collecting and handling our customers' waste efficiently and responsibly, and providing our shareholders with an attractive investment return.

We delivered solid operational performance in 2012, while weathering headwinds from low commodity prices. Both domestic and export prices were down for fiber, a valuable item we extract from our recycling operations, and lower natural gas prices affected our waste-to-energy business.

While we could not control these factors, others we could. We reorganized our operations to sharpen our focus on the company's three major initiatives: yield management, improving cost control and efficiency in our operations, and better meeting customers' needs. Our simpler, flatter organization is helping us address these priorities by streamlining the delivery of corporate support, while not disrupting our front line operations.

The new organization will help us more efficiently identify and execute opportunities. That's important, because we still have our eye on the future. We continue to lead the way in technological innovation in our industry, utilizing solutions such as single-stream recycling and organic waste processing. We continue to evaluate the commercial potential of newer technologies, as we prepare to capitalize on the transformation of the waste business.

In 2012, we reported revenues of $13.65 billion compared with $13.38 billion for 2011, a 2 percent increase. Adjusted earnings per diluted share were $2.08[a]; net cash from operating activities was $2.3 billion; capital expenditures were $1.51 billion; and free cash flow was $829 million[b].

We returned $658 million to shareholders through dividends in 2012. Our board of directors announced its intention to increase the planned quarterly dividend in 2013 by 2.8 percent, from $1.42 to $1.46 on an annual basis. This marks the tenth consecutive year that we have raised our dividend.

The board has authorized up to $500 million in share repurchases. The amount of share repurchases will depend on a number of factors, including changes from the expected level of capital expenditures, as well as the amount of cash allocated to business acquisitions, investments and debt repayments.

We expect to use our free cash to pay our dividend, reduce debt, and repurchase shares, as well as make appropriate acquisitions and investments in our business. These acquisitions and investments will be predominantly in our core businesses of solid waste and recycling.

SERVING CUSTOMERS BETTER

Businesses and public institutions are recognizing the economic value in reducing their environmental impact and becoming more sustainable enterprises. We are helping our customers pursue these goals by knowing more about their business than anyone else, and tailoring our services to their specific needs and objectives.



Our services can be especially valuable in industries with operations that are heavily regulated and under close public scrutiny. We apply our experience and knowledge in that space to create comprehensive solutions that are viable, safe, compliant, cost-effective, and aligned with stakeholder expectations.

(a) See last page of this 2012 Annual Report for a discussion and reconciliation of this non-GAAP measure.
(b) See page 33 of our Annual Report on Form 10-K (enclosed herein) for a discussion and reconciliation of this non-GAAP measure.

This document contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially. Please see page 16 of our Annual Report on Form 10-K (enclosed herein) for further information.



OILFIELD WASTE

WASTE MANAGEMENT KNOWS THE DRILL

U.S. domestic oilfield activity is expanding as horizontal drilling and hydraulic fracturing technologies unlock hydrocarbons from shale rock formations. Amid this growth, the proper handling of drilling site waste materials is increasingly important to environmental protection and requires an array of processes including transportation, storage, reuse, recycling, treatment and disposal.

Waste Management serves production sites from the Mid-Atlantic to the Mountain West, using our landfills and hauling fleets as bases of operation. Innovations we are bringing to the oil patch include a new wastewater technology we demonstrated in the Pennsylvania Marcellus Shale formation and a process for handling drill cuttings we have developed in the Eagle Ford Shale formation in Texas.

One industry with growing, complex waste management needs is oil and gas exploration and production. Waste Management provides single-source environmental services to oilfield producers.

Construction companies across North America rely on us to help them achieve financial and sustainability goals through every phase of their projects. In 2012, the global infrastructure services company Balfour Beatty honored us with its Sustainable Partner of the Year award for our contributions to a major renovation project. Using our proprietary online tracking tool, Balfour Beatty was able to track and divert more than 90 percent of construction and demolition (C&D) waste. Our tracking tool monitors C&D recycling, tabulates total diversion rates by waste type, and provides documentation to support LEED certification.

We continue to develop our Sustainability Services suite of solutions for national accounts customers. During the year, we continued to integrate the operations of Oakleaf Global Holdings, which we acquired in 2011 to substantially increase our service to office building and retail customers.

The Sustainability Services team successfully led one of our highest-profile initiatives in 2012 – the Zero Waste Challenge at the Waste Management Phoenix Open golf tournament. Our team worked closely with tournament organizers and their vendors to address the unique waste management challenges of the event, which drew more than half a million people.

Municipal governments are increasingly focused on responsible management of waste as both an economic issue and a growing priority among their residents. Thousands of municipalities depend on Waste Management for environmental solutions, and for the second consecutive year, we successfully extended 88 percent of our municipal customer contracts due for renewal.

We strive to align our services to local sustainability priorities and goals. For example, in 2012 the City of Philadelphia expanded its contract with us to include construction of an alternative fuel plant, and our new contract with the City of Minneapolis includes development of single-stream recycling facilities.

Sustainability is often a key consideration for college and university students and faculty in deciding where they will learn and teach. Every campus has unique environmental goals and capabilities for achieving them. During the year, we introduced our Think Green® Campus Model at several schools. The model is a comprehensive strategy for developing a customized, campus-wide sustainability approach. Bucknell University, the University of California at Irvine and the University of Arizona are among participating schools.

IMPROVING HOW WE OPERATE

The better we run our business, the more value we can provide our shareholders and our customers. In 2012, we took significant steps to transform the makeup and management of our collection fleet, our customer order processing, and how we procure services and supplies. Investments in standardizing data, processes and technology will help us capitalize on new business opportunities and provide the foundation for establishing economical, efficient shared services.

How we route our waste collection trucks affects both customer satisfaction and operating efficiency. As part of our ongoing efforts to streamline routing, during the year we began using advanced information science-based route design, centralized truck routing, and onboard computers in several operating areas to more efficiently deploy drivers and equipment. The rollout of routing processes, technology and training will expand to additional areas in 2013.

For every heavy-duty collection truck we convert to natural gas fuel we decrease our diesel use by 8,000 gallons per year,



reducing our fuel expense and truck maintenance cost. And our greenhouse gas emissions are 21 percent lower per truck when compared to the use of diesel fuel.

We have surpassed our 2020 goal of reducing fleet emissions by 15 percent, with more than 2,000 compressed natural gas (CNG) trucks in operation at year-end 2012, the largest fleet of its kind in the waste industry. Seventy-three percent of the trucks we purchased during the year run on CNG, and we continue to add CNG trucks and build natural gas fueling stations. At the end of 2012, we had 40 fueling stations operating in 22 states and two Canadian provinces, 15 of which serve the public or third parties as well as our own fleet.

Safety is a Waste Management core value and a cornerstone of operational excellence. Most of our collection trucks are now equipped with technology designed to improve both safety and fuel economy. The system documents incidents utilizing a video recorder mounted on the windshield of collection vehicles. This capability helps managers coach personnel to continuously improve performance and safety, while contributing to lower risk-management costs and exposure.

We piloted a new system for taking and processing customer orders and produced promising results, paving the way for the system's introduction throughout our call centers. The system substantially reduces the time and work required to set up a new customer, lowers error rates, and helps us provide a consistent customer experience from service order through payment.

We also tested new call center technology that equips service representatives to conduct multichannel communications with customers in the manner they choose, including voice, email and chat. The solution, which is being deployed in our largest call centers beginning in 2013, will also connect the centers to enable sharing and rerouting of calls in response to weather events and other requirements.

Standardizing procurement practices is a vital step in our ongoing efforts to control costs. During 2012, we successfully piloted a new system that will enable employees throughout the company to purchase items at negotiated prices. The system, which will be deployed across the company in 2013, allows us to leverage purchasing economies of scale and provides electronic transaction tracking from purchase order to delivery and payment.



THE GREENEST SHOW ON GRASS

Golf enthusiasts attending the 2012 Waste Management Phoenix Open helped make history, and it had nothing to do with players' scores. Waste Management sustainability professionals and tournament organizers joined forces in a Zero Waste Challenge, which kept more than 97 percent of waste generated by the tournament out of landfills.

We challenged all vendors to use compostable or recyclable serving materials and containers. We educated tournament fans in proper disposal of materials, in either recycling or compost bins, for all waste produced at the event. For the first time in PGA history, no trash cans were present on course. Volunteer recycling ambassadors stationed throughout the course helped ensure materials went in the appropriate bins, and a dedicated operations team behind the scenes sorted materials. The result: more than a half-million spectators at a major sporting event with virtually no trash cans – or trash – in sight.

The Zero Waste Challenge was expanded at the 2013 Waste Management Phoenix Open and surpassed the 2012 results.

GETTING MORE VALUE FROM WASTE

Technological innovation and the growing imperative to protect the planet are leading us toward a world in which nearly every form of waste can have new life as a fuel or a feedstock for new materials. Waste Management continues to invest in and develop technologies and processes to extract value from the broad range of materials that our customers rely on us to handle, from cardboard, glass and plastic to food, industrial and hazardous waste.

Solutions for waste-based energy

Waste Management produces energy to power homes, industries and vehicles from two sources: landfill gas and waste. Together, these resources generated almost 1,400 megawatts of energy in 2012, enough to power more than 1.1 million homes. We produce more electricity than the nation's entire solar industry, according to U.S. Department of Energy data.



In 2012, we brought seven new landfill-gas-to-energy facilities on line. We now have 137 plants powered by this naturally occurring, renewable energy source, which collectively generate 651 megawatts of power annually.

We own and operate 17 plants that use waste as clean-burning, renewable fuel to generate electricity for nearby communities. The plants, operated by our subsidiary Wheelabrator Technologies, produced 777 megawatts of power in 2012. Wheelabrator is working to develop, build and operate a new facility in Frederick, Maryland. It is also working with partners to build, operate or provide technical support for four new waste-to-energy plants in the United Kingdom and three in China.

Recycling solutions

We continued to build out our recycling footprint and capabilities in 2012 to meet the growing needs of our customers. As the largest residential recycler in North America, we recycled 9 million tons of materials during the year, surpassing our 2011 level by 700,000 tons.

Eleven new material recovery facilities opened in 2012, including seven single-stream plants. We now operate 42 single-stream plants, which together represent 70 percent of our recycling volume. With the 11 new facilities, we can now process 50,000 tons per month of recyclables. By the year 2020, we expect to increase the amount of materials we manage to more than 20 million tons per year.

Through a strategic alliance with Recyclebank®, we are providing our municipal customers a vehicle to help them increase recycling rates and educate their residents. We first invested in Recyclebank's parent company in 2011. Recyclebank offers a loyalty program that enables residents to earn points based on their diversion efforts, which they can redeem with merchants. In the inaugural year of our collaboration, we brought the program to 77 customer contracts. The served communities have recycled more than 78,000 tons of materials, and Recyclebank has issued more than $4 million in rewards for members to use at local businesses and national retailers.

At Your Door Special Collection℠ is a Waste Management service that collects and manages hard-to-recycle home-generated special materials. These materials include many items that may not be disposed of in regular trash or recycling bins, such as household and garden chemicals, electronics, batteries, and automotive chemicals and products. In the past two years we have added some 600,000 homes to the program, bringing the total homes served to approximately 2.4 million.

Extracting value from organics

North America generates more than 80 million tons of organic waste each year, including food, yard and wood waste. An estimated one-quarter to one-third of U.S. municipal solid waste is organic.

Waste Management uses proven technologies such as composting to process organic wastes, and is pioneering ways to further process organic material into higher-value materials. We operate 36 organics processing facilities. Working with our customers and partners, we are developing ways to use organics for products such as soil amendments, organic fertilizers and renewable energy.

Our Okeechobee Organics Recycling Facility was honored in 2012 with the Sustainable Florida Best Practice Award in the large business division. The facility, which uses advanced aerated composting technology to process food residuals, is a collaborative effort of Publix Supermarkets, Florida Power & Light, Waste Management, and our subsidiary Garick, a leading producer of organic lawn and garden products. Waste Management also operates a facility similar to Okeechobee in the Orlando area.

CONTINUING OUR COMMITMENT

Our customers increasingly recognize that sustainability is no longer an aspiration. It has become an achievable goal that can transform business operations, strengthen communities, reduce costs and improve quality of life. Because of this, they are looking to us for solutions that are environmentally sound and reflect the reality that waste is no longer merely refuse, but a valuable resource.

In 2013, the people of Waste Management will remain focused on meeting our customers' needs, operating efficiently and profitably, and finding new ways to extract value from waste. In short, we will continue to be all about solutions.

Sincerely,

David P. Steiner
President and Chief Executive Officer

PROXY STATEMENT AND FORM 10-K


WASTE MANAGEMENT


WASTE MANAGEMENT

1001 Fannin Street, Suite 4000
Houston, Texas 77002

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
OF WASTE MANAGEMENT, INC.

Date and Time:

May 10, 2013 at 11:00 a.m., Central Time

Place:

The Maury Myers Conference Center
Waste Management, Inc.
1021 Main Street
Houston, Texas 77002

Purpose:

- To elect eight directors;
- To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013;
- To approve our executive compensation;
- To vote on a stockholder proposal regarding senior executives holding a significant percentage of equity awards until retirement, if properly presented at the meeting;
- To vote on a stockholder proposal regarding disclosure of political contributions, if properly presented at the meeting;
- To vote on a stockholder proposal regarding compensation benchmarking cap, if properly presented at the meeting; and
- To conduct other business that is properly raised at the meeting.

Only stockholders of record on March 13, 2013 may vote at the meeting.

Your vote is important. We urge you to promptly vote your shares by telephone, by the Internet or, if this Proxy Statement was mailed to you, by completing, signing, dating and returning your proxy card as soon as possible in the enclosed postage prepaid envelope.

LINDA J. SMITH
Corporate Secretary

March 28, 2013

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 10, 2013: This Notice of Annual Meeting and Proxy Statement and the Company's Annual Report on Form 10-K for the year ended December 31, 2012 are available at http://www.wm.com.

TABLE OF CONTENTS

PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS
WASTE MANAGEMENT, INC.

1001 Fannin Street, Suite 4000
Houston, Texas 77002

Our Board of Directors is soliciting your proxy for the 2013 Annual Meeting of Stockholders and at any postponement or adjournment of the meeting. We are furnishing proxy materials to our stockholders primarily via the Internet. On March 28, 2013, we sent an electronic notice of how to access our proxy materials, including our Annual Report, to stockholders that have previously signed up to receive their proxy materials via the Internet. On March 28, 2013, we began mailing a Notice of Internet Availability of Proxy Materials to those stockholders that previously have not signed up for electronic delivery. The Notice contains instructions on how stockholders can access our proxy materials on the website referred to in the Notice or request that a printed set of the proxy materials be sent to them. Internet distribution of our proxy materials is designed to expedite receipt by stockholders, lower the costs of the annual meeting, and conserve natural resources.

Record Date	March 13, 2013.
Quorum	A majority of shares outstanding on the record date must be present in person or by proxy.
Shares Outstanding	There were 465,847,136 shares of Common Stock outstanding and entitled to vote as of March 13, 2013.
Voting by Proxy	Internet, phone, or mail.
Voting at the Meeting	Stockholders can vote in person during the meeting. Stockholders of record will be on a list held by the inspector of elections. Beneficial holders must obtain a proxy from their brokerage firm, bank, or other stockholder of record and present it to the inspector of elections with their ballot. Voting in person by a stockholder will replace any previous votes submitted by proxy.
Changing Your Vote	Stockholders of record may revoke their proxy at any time before we vote it at the meeting by submitting a later-dated proxy via the Internet, by telephone, by mail, by delivering instructions to our Corporate Secretary before the annual meeting revoking the proxy or by voting in person at the annual meeting. If you hold shares through a bank or brokerage firm, you may revoke any prior voting instructions by contacting that firm.
Votes Required to Adopt Proposals	Each share of our Common Stock outstanding on the record date is entitled to one vote on each of the eight director nominees and one vote on each other matter. To be elected, a director must receive a majority of the votes cast with respect to that director at the meeting. This means that the number of shares voted "for" a director must exceed 50% of the votes cast with respect to that director. Each of the other proposals requires the favorable vote of a majority of the shares present, either by proxy or in person, and entitled to vote.
Effect of Abstentions and Broker Non-Votes	Abstentions will have no effect on the election of directors. For each of the other proposals, abstentions will have the same effect as a vote ***against*** these matters because they are considered present and entitled to vote.

If your shares are held by a broker, the broker will ask you how you want your shares to be voted. If you give the broker instructions, your shares must be voted as you direct. If you do not give instructions, one of two things can happen depending on the type of proposal. For some proposals, including the ratification of the Company's independent registered public accounting firm, the broker may vote your shares at its discretion. But for other proposals, including the election of directors, the advisory vote on executive compensation, and each of the stockholder proposals, the broker cannot vote your shares at all. When that happens, it is called a "broker non-vote." Broker non-votes are counted in determining the presence of a quorum at the meeting, but they are not counted for purposes of calculating the shares present and entitled to vote on particular proposals at the meeting.

Voting Instructions

You may receive more than one proxy card depending on how you hold your shares. If you hold shares through a broker, your ability to vote by phone or over the Internet depends on your broker's voting process. You should complete and return each proxy or other voting instruction request provided to you.

If you complete and submit your proxy voting instructions, the persons named as proxies will follow your instructions. If you submit your proxy but do not give voting instructions, we will vote your shares as follows:

- *FOR* our director candidates;
- *FOR* the ratification of the independent registered public accounting firm;
- *FOR* approval of our executive compensation;
- *AGAINST* the stockholder proposal regarding senior executives holding a significant percentage of equity awards until retirement;
- *AGAINST* the stockholder proposal regarding disclosure of political contributions; and
- *AGAINST* the stockholder proposal regarding compensation benchmarking cap.

If you give us your proxy, any other matters that may properly come before the meeting will be voted at the discretion of the proxy holders.

Attending in Person

Only stockholders, their proxy holders and our invited guests may attend the meeting. If you plan to attend, please bring identification and, if you hold shares in street name, bring your bank or broker statement showing your beneficial ownership of Waste Management stock in order to be admitted to the meeting. If you are planning to attend our annual meeting and require directions to the meeting, please contact our Corporate Secretary at 713-512-6200.

The only items that will be discussed at this year's annual meeting will be the items set out in the Notice. There will be no presentations.

Stockholder Proposals for the 2014 Annual Meeting

Eligible stockholders who want to have proposals considered for inclusion in the Proxy Statement for our 2014 Annual Meeting should notify our Corporate Secretary at Waste Management, Inc., 1001 Fannin Street, Suite 4000, Houston, Texas 77002. The written proposal must be received at our offices no later than November 28, 2013 and no earlier than October 29, 2013. A stockholder must have been the registered or beneficial owner of (a) at least 1% of our outstanding Common Stock or (b) shares of our Common Stock with a market value of $2,000 for at least one year before submitting the proposal. Also, the stockholder must continue to own the stock through the date of the 2014 Annual Meeting.

Expenses of Solicitation

We pay the cost of preparing, assembling and mailing this proxy-soliciting material. In addition to the use of the mail, proxies may be solicited personally, by Internet or telephone, or by Waste Management officers and employees without additional compensation. We pay all costs of solicitation, including certain expenses of brokers and nominees who mail proxy materials to their customers or principals. Also, Innisfree M&A Incorporated has been hired to help in the solicitation of proxies for the 2013 Annual Meeting for a fee of approximately $15,000 plus associated costs and expenses.

Annual Report

A copy of our Annual Report on Form 10-K for the year ended December 31, 2012, which includes our financial statements for fiscal year 2012, is included with this Proxy Statement. The Annual Report on Form 10-K is not incorporated by reference into this Proxy Statement or deemed to be a part of the materials for the solicitation of proxies.

Householding Information

We have adopted a procedure approved by the SEC called "householding." Under this procedure, stockholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of the Annual Report and Proxy Statement unless we are notified that one or more of these individuals wishes to receive separate copies. This procedure helps reduce our printing costs and postage fees.

If you wish to receive a separate copy of this Proxy Statement and the Annual Report, please contact: Waste Management, Inc., Corporate Secretary, 1001 Fannin Street, Suite 4000, Houston, Texas 77002, telephone 713-512-6200.

If you do not wish to participate in householding in the future, and prefer to receive separate copies of the proxy materials, please contact: Broadridge Financial Solutions, Attention Householding Department, 51 Mercedes Way, Edgewood, NY 11717, telephone 1-800-542-1061. If you are currently receiving multiple copies of proxy materials and wish to receive only one copy for your household, please contact Broadridge.

BOARD OF DIRECTORS

Our Board of Directors currently has nine members. Each member of our Board is elected annually. Mr. Reum is the Non-Executive Chairman of the Board and presides over all meetings of the Board, including executive sessions that only non-employee directors attend.

Stockholders and interested parties wishing to communicate with the Board or the non-employee directors should address their communications to Mr. W. Robert Reum, Non-Executive Chairman of the Board, c/o Waste Management, Inc., P.O. Box 53569, Houston, Texas 77052-3569.

Leadership Structure

We separated the roles of Chairman of the Board and Chief Executive Officer at our Company in 2004. We believe that having a Non-Executive Chairman of the Board is in the best interests of the Company and stockholders. Over the past several years, the demands made on boards of directors have been increasing. This is in large part due to increased regulation under federal securities laws, national stock exchange rules and other federal and state regulatory changes. More recently, on-going market challenges and economic conditions have increased the demands made on boards of directors. The Non-Executive Chairman's responsibilities include leading full Board meetings and executive sessions, as well as ensuring best practices and managing the Board function. The Board named Mr. Reum Chairman of the Board effective January 1, 2012, due to his tenure with and experience and understanding of the Company, as well as his experience on public company boards of directors.

The separation of the positions allows Mr. Reum to focus on management of Board matters and allows our Chief Executive Officer to focus his attention on managing our business. Additionally, we believe the separation of those roles ensures the independence of the Board in its oversight role of critiquing and assessing the Chief Executive Officer and management generally.

Role in Risk Oversight

Our executive officers have the primary responsibility for risk management within our Company. Our Board of Directors oversees risk management to ensure that the processes designed and implemented by our executives are adapted to and integrated with the Company's strategy and are functioning as directed. The primary means by which the Board oversees our risk management structures and policies is through its regular communications with management and our enterprise risk management process. The Company believes that its leadership structure is conducive to comprehensive risk management practices and that the Board's involvement is appropriate to ensure effective oversight.

The Company initiated an enterprise risk management process several years ago, which is coordinated by the Company's Internal Audit department, under the supervision of the Company's Chief Financial Officer. This process initially involved the identification of the Company's programs and processes related to risk management and the individuals responsible for them. Included was a risk assessment survey completed by senior personnel requesting information regarding perceived risks to the Company, with follow-up interviews with members of senior management to review any gaps between their and their direct reports' responses. The information gathered was tailored to coordinate with the Company's strategic planning process such that the risks could be categorized in a manner that identified the specific Company strategies that may be jeopardized and plans could be developed to address the risks to those strategies. The Company then conducted an open-ended survey aligned with the objectives of the Company's strategic goals with several individuals with broad risk management and/or risk oversight responsibilities. Included in the survey was the identification of the top concerns, assessment of their risk impact and probability, and identification of the responsible risk owner. Finally, a condensed survey of top risks was completed by approximately 200 senior personnel to validate the risks and the risk rankings.

Beginning in 2011, additional steps were taken to enhance the enterprise risk management program and process. In mid year, Board members are polled to collect their thoughts on significant risks facing the Company and how the reporting format should be revised to improve management's communication of enterprise risks to the Board. An open-ended survey is also sent to over 100 senior personnel across the Company requesting their input relating to risks, including assessment of likelihood and severity, and known controls and metrics to monitor the risks. In addition, external stakeholders are interviewed to gather their views on risks that they perceive could have a significant impact on the Company or the industry. Finally, responsible risk owners are asked to perform in-depth analyses of their assigned risks to ensure the accuracy of their previous assessment and to ensure that appropriate mitigating and/or monitoring activities are in place.

The Board of Directors and its committees meet in person approximately six times a year, including one meeting that is dedicated specifically to strategic planning, and regular updates are given to the Board of Directors on all Company risks. At each of these meetings, our President and Chief Executive Officer; Chief Financial Officer; and General Counsel are asked to report to the Board and, when appropriate, specific committees. Additionally, other members of management and employees are requested to attend meetings and present information, including those responsible for our Internal Audit, Environmental Audit, Business Ethics and Compliance, Human Resources, Government Affairs, Risk Management, Safety and Accounting functions. One of the purposes of these presentations is to provide direct communication between members of the Board and members of management; the presentations provide members of the Board with the information necessary to understand the risk profile of the Company, including information regarding the specific risk environment, exposures affecting the Company's operations and the Company's plans to address such risks. In addition to information regarding general updates to the Company's operational and financial condition, management reports to the Board on a number of specific issues meant to inform the Board about the Company's outlook and forecasts, and any impediments to meeting those or its pre-defined strategies generally. These direct communications between management and the Board of Directors allow the Board to assess management's evaluation and management of the risks of the Company.

Management is encouraged to communicate with the Board of Directors with respect to extraordinary risk issues or developments that may require more immediate attention between regularly scheduled Board meetings. Mr. Reum, as Non-Executive Chairman, facilitates communications with the Board of Directors as a whole and is integral in initiating the frank, candid discussions among the independent Board members necessary to ensure management is adequately evaluating and managing the Company's risks. These intra-Board communications are essential in its oversight function. Additionally, all members of the Board are invited to attend all committee meetings, regardless of whether the individual sits on the specific committee, and committee chairs report to the full Board. These practices ensure that all issues affecting the Company are considered in relation to each other and by doing so, risks that affect one aspect of our Company can be taken into consideration when considering other risks.

In addition, the Audit Committee is responsible for ensuring that an effective risk assessment process is in place, and quarterly reports are made to the Audit Committee on all financial and compliance risks in accordance with New York Stock Exchange requirements.

Independence of Board Members

In accordance with the retirement provisions of the Company's Corporate Governance Guidelines, Pastora San Juan Cafferty, a current independent director, is retiring from the Board of Directors as of the date of the annual meeting and is not standing for re-election at the 2013 Annual Meeting of Stockholders.

The Board of Directors has determined that each of the following seven non-employee director candidates is independent in accordance with the New York Stock Exchange listing standards:

Bradbury H. Anderson
Frank M. Clark, Jr.
Patrick W. Gross
Victoria M. Holt
John C. Pope
W. Robert Reum
Thomas H. Weidemeyer

Mr. Steiner is an employee of the Company and, as such, is not considered an "independent" director.

To assist the Board in determining independence, the Board of Directors adopted categorical standards of director independence, which meet or exceed the requirements of the New York Stock Exchange. These standards specify certain relationships that are prohibited in order for the non-employee director to be deemed independent. In addition to these categorical standards, our Board makes a subjective determination of independence considering relevant facts and circumstances. The Board reviewed all commercial and non-profit affiliations of each non-employee director and the dollar amount of all transactions between the Company and each entity with which a non-employee director is affiliated to determine independence. These transactions included the Company, through its subsidiaries, providing waste management services in the ordinary course of business and the Company's subsidiaries purchasing goods and services in the ordinary course of business. The categorical standards our Board uses in determining independence are included in our Corporate Governance Guidelines, which can be found on our website. The Board has determined that each non-employee director candidate meets these categorical standards and that there are no other relationships that would affect independence.

Meetings and Board Committees

Last year the Board held eight meetings and each committee of the Board met independently as set forth below. Each director attended at least 75% of the meetings of the Board and the committees on which he served, with the exception of Ms. Cafferty, who, due to health reasons, was only able to attend approximately 72% of the meetings. In addition, all directors attended the 2012 Annual Meeting of Stockholders, with the exception of Ms. Cafferty. Although we do not have a formal policy regarding director attendance at annual meetings, it has been longstanding practice that all directors attend unless there are unavoidable schedule conflicts or unforeseen circumstances.

The Board appoints committees to help carry out its duties. In particular, Board committees work on key issues in greater detail than would be possible at full Board meetings. Each committee reviews the results of its meetings with the full Board, and all members of the Board are invited to attend all committee meetings. The Board has three separate standing committees: the Audit Committee; the Management Development and Compensation Committee (the "MD&C Committee"); and the Nominating and Governance Committee. Additionally, the Board has the power to appoint additional committees, as it deems necessary. In 2006, the Board appointed a Special Committee, as described below.

The Audit Committee

Mr. Gross has been the Chairman of our Audit Committee since May 2010. The other members of our Audit Committee are Messrs. Clark, Reum and Weidemeyer. Each member of our Audit Committee satisfies the additional New York Stock Exchange independence standards for audit committees set forth in Section 10A of the Securities Exchange Act of 1934, as amended. Our Audit Committee held eight meetings in 2012.

SEC rules require that we have at least one financial expert on our Audit Committee. Our Board of Directors has determined that Mr. Gross is an Audit Committee financial expert for purposes of the SEC's rules based on a thorough review of his education and financial and public company experience.

Mr. Gross was a founder of American Management Systems where he was principal executive officer for over 30 years. He has served as Chairman of The Lovell Group, a private investment and advisory firm, since 2001. Mr. Gross holds an MBA from the Stanford University Graduate School of Business, a master's degree in engineering science from the University of Michigan and a bachelor's degree in engineering science from Rensselaer Polytechnic Institute. Mr. Gross serves on four public company audit committees in addition to ours. The Board reviewed the time Mr. Gross spends on each company's audit committee and the time he spends on other companies' interests and determined that such service and time does not impair his ability to serve on our Audit Committee. With the exception of Mr. Gross, none of the other Audit Committee members currently serve on the audit committees of other public companies.

The Audit Committee's duties are set forth in a written charter that was approved by the Board of Directors. A copy of the charter can be found on our website. The Audit Committee generally is responsible for overseeing all matters relating to our financial statements and reporting, internal audit function and independent auditors. As part of its function, the Audit Committee reports the results of all of its reviews to the full Board. In fulfilling its duties, the Audit Committee, has the following responsibilities:

Administrative Responsibilities

- Report to the Board, at least annually, all public company audit committee memberships by members of the Audit Committee;
- Perform an annual review of its performance relative to its charter and report the results of its evaluation to the full Board; and
- Adopt an orientation program for new Audit Committee members.

Independent Auditor

- Engage an independent auditor, determine the auditor's compensation and replace the auditor if necessary;
- Review the independence of the independent auditor and establish our policies for hiring current or former employees of the independent auditor;
- Evaluate the lead partner of our independent audit team and review a report, at least annually, describing the independent auditor's internal control procedures; and
- Pre-approve all services, including non-audit engagements, provided by the independent auditor.

Internal Audit

- Review the plans, staffing, reports and activities of the internal auditors; and
- Review and establish procedures for receiving, retaining and handling complaints, including anonymous complaints by our employees, regarding accounting, internal controls and auditing matters.

Financial Statements

- Review financial statements and Forms 10-K and 10-Q with management and the independent auditor;
- Review all earnings press releases and discuss with management the type of earnings guidance that we provide to analysts and rating agencies;
- Discuss with the independent auditor any material changes to our accounting principles and matters required to be communicated by Public Company Accounting Oversight Board (United States) Audit Standard AU Section 380 *Communication with Audit Committees*;
- Review our financial reporting, accounting and auditing practices with management, the independent auditor and our internal auditors;
- Review management's and the independent auditor's assessment of the adequacy and effectiveness of internal controls over financial reporting; and
- Review executive officer certifications related to our reports and filings.

Audit Committee Report

The role of the Audit Committee is, among other things, to oversee the Company's financial reporting process on behalf of the Board of Directors, to recommend to the Board whether the Company's financial statements should be included in the Company's Annual Report on Form 10-K and to select the independent auditor for ratification by stockholders. Company management is responsible for the Company's financial statements as well as for its financial reporting process, accounting principles and internal controls. The Company's independent auditors are responsible for performing an audit of the Company's financial statements and expressing an opinion as to the conformity of such financial statements with accounting principles generally accepted in the United States.

The Audit Committee has reviewed and discussed the Company's audited financial statements as of and for the year ended December 31, 2012 with management and the independent registered public accounting firm, and has taken the following steps in making its recommendation that the Company's financial statements be included in its annual report:

- First, the Audit Committee discussed with Ernst & Young, the Company's independent registered public accounting firm for fiscal year 2012, those matters required to be discussed by Public Company Accounting Oversight Board (United States) Audit Standard AU Section 380 *Communication with Audit Committees*, including information regarding the scope and results of the audit. These communications and discussions are intended to assist the Audit Committee in overseeing the financial reporting and disclosure process.

- Second, the Audit Committee discussed with Ernst & Young its independence and received from Ernst & Young a letter concerning independence as required under applicable independence standards for auditors of public companies. This discussion and disclosure helped the Audit Committee in evaluating such independence. The Audit Committee also considered whether the provision of other non-audit services to the Company is compatible with the auditor's independence.

- Third, the Audit Committee met periodically with members of management, the internal auditors and Ernst & Young to review and discuss internal controls over financial reporting. Further, the Audit Committee reviewed and discussed management's report on internal control over financial reporting as of December 31, 2012, as well as Ernst & Young's report regarding the effectiveness of internal control over financial reporting.

- Finally, the Audit Committee reviewed and discussed, with the Company's management and Ernst & Young, the Company's audited consolidated balance sheet as of December 31, 2012, and consolidated statements of income, cash flows and equity for the fiscal year ended December 31, 2012, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of the disclosure.

The Committee has also discussed with the Company's internal auditors and independent registered public accounting firm the overall scope and plans of their respective audits. The Committee meets periodically with both the internal auditors and independent registered public accounting firm, with and without management present, to discuss the results of their examinations and their evaluations of the Company's internal controls over financial reporting.

The members of the Audit Committee are not engaged in the accounting or auditing profession and, consequently, are not experts in matters involving auditing or accounting. In the performance of their oversight function, the members of the Audit Committee necessarily relied upon the information, opinions, reports and statements presented to them by Company management and by the independent registered public accounting firm.

Based on the reviews and discussions explained above (and without other independent verification), the Audit Committee recommended to the Board (and the Board approved) that the Company's financial statements be included in its annual report for its fiscal year ended December 31, 2012. The Committee has also approved the selection of Ernst & Young as the Company's independent registered public accounting firm for fiscal year 2013.

The Audit Committee of the Board of Directors

Patrick W. Gross, *Chairman*
Frank M. Clark, Jr.
W. Robert Reum
Thomas H. Weidemeyer

The Management Development and Compensation Committee

Mr. Clark has served as the Chairman of our MD&C Committee since May 2011. The other members of the Committee are Ms. Cafferty, Ms. Holt and Messrs. Anderson, Pope and Reum. Each member of our MD&C Committee is independent in accordance with the rules and regulations of the New York Stock Exchange. The MD&C Committee met six times in 2012.

Our MD&C Committee is responsible for overseeing all of our executive and senior management compensation, as well as developing the Company's compensation philosophy generally. The MD&C Committee's written charter, which was approved by the Board of Directors, can be found on our website. In fulfilling its duties, the MD&C Committee has the following responsibilities:

- Review and establish policies governing the compensation and benefits of all of our executives;
- Approve the compensation of our senior management and set the bonus plan goals for those individuals;
- Conduct an annual evaluation of our Chief Executive Officer by all independent directors to set his compensation;
- Oversee the administration of all of our equity-based incentive plans;
- Review the results of the stockholder advisory vote on executive compensation and consider any implications of such voting results on the Company's compensation programs;
- Recommend to the full Board new Company compensation and benefit plans or changes to our existing plans;
- Determine the independence of the MD&C Committee's compensation consultant annually; and
- Perform an annual review of its performance relative to its charter and report the results of its evaluation to the full Board.

In overseeing compensation matters, the MD&C Committee may delegate authority for day-to-day administration and interpretation of the Company's plans, including selection of participants, determination of award levels within plan parameters, and approval of award documents, to Company employees. However, the MD&C Committee may not delegate any authority under those plans for matters affecting the compensation and benefits of the executive officers. For additional information on the MD&C Committee, see the Compensation Discussion and Analysis beginning on page 22.

Compensation Committee Report

The MD&C Committee has reviewed and discussed the Compensation Discussion and Analysis, beginning on page 22, with management. Based on the review and discussions, the MD&C Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Proxy Statement.

The Management Development and Compensation
Committee of the Board of Directors

Frank M. Clark, Jr., *Chairman*
Bradbury H. Anderson
Pastora San Juan Cafferty
Victoria M. Holt
John C. Pope
W. Robert Reum

Compensation Committee Interlocks and Insider Participation

During 2012, Ms. Cafferty and Messrs. Anderson, Clark, Pope, Reum and Rothmeier (who resigned from the Board in June 2012) served on the MD&C Committee. No member of the MD&C Committee was an officer or employee of Waste Management during 2012; no member of the MD&C Committee is a former officer of the Company; and during 2012, none of our executive officers served as a member of a board of directors or compensation committee of any entity that has one or more executive officers who serve on our Board of Directors or MD&C Committee.

The Nominating and Governance Committee

Mr. Weidemeyer has served as the Chairman of our Nominating and Governance Committee since May 2011. The other members of the Committee include Ms. Cafferty, Ms. Holt and Messrs. Anderson, Gross, Pope and Reum. Each member of our Nominating and Governance Committee is independent in accordance with the rules and regulations of the New York Stock Exchange. In 2012, the Nominating and Governance Committee met four times.

The Nominating and Governance Committee has a written charter that has been approved by the Board of Directors and can be found on our website. It is the duty of the Nominating and Governance Committee to oversee matters regarding corporate governance. In fulfilling its duties, the Nominating and Governance Committee has the following responsibilities:

- Review and recommend the composition of our Board, including the nature and duties of each of our committees, in accordance with our Corporate Governance Guidelines;
- Evaluate and recommend to the Board the compensation paid to our non-employee directors;
- Evaluate the charters of each of the committees and recommend directors to serve as committee chairs;
- Review individual director's performance in consultation with the Chairman of the Board and review the overall effectiveness of the Board;
- Recommend retirement policies for the Board, the terms for directors and the proper ratio of employee directors to outside directors;
- Perform an annual review of its performance relative to its charter and report the results of its evaluation to the full Board;
- Review stockholder proposals received for inclusion in the Company's proxy statement and recommend action to be taken with regard to the proposals to the Board; and
- Identify and recommend to the Board candidates to fill director vacancies.

Potential director candidates are identified through various methods; the Nominating and Governance Committee welcomes suggestions from directors, members of management, and stockholders. From time to time, the Nominating and Governance Committee uses outside consultants to assist it with identifying potential director candidates. In 2012, the Nominating and Governance Committee retained an outside consultant who identified Ms. Victoria M. Holt as a potential director candidate. Our Board of Directors elected Ms. Holt as a member of the Board in January 2013, and she is a nominee for re-election at the annual meeting.

For all potential candidates, the Nominating and Governance Committee considers all factors it deems relevant, such as a candidate's personal and professional integrity and sound judgment, business and professional skills and experience, independence, possible conflicts of interest, diversity, and the potential for effectiveness, in conjunction with the other directors, to serve the long-term interests of the stockholders. While there is no formal policy with regard to consideration of diversity in identifying director nominees, the Committee considers diversity in business experience, professional expertise, gender and ethnic background, along with various other factors when evaluating director nominees. The Committee uses a matrix of functional and industry experiences to develop criteria to select candidates. Before being nominated by the Nominating and Governance Committee, director candidates are interviewed by the Chief Executive Officer and a minimum of two members of the

Nominating and Governance Committee, including the Non-Executive Chairman of the Board. Additional interviews may include other members of the Board, representatives from senior levels of management and an outside consultant.

The Nominating and Governance Committee will consider all potential nominees on their merits without regard to the source of recommendation. The Nominating and Governance Committee believes that the nominating process will and should continue to involve significant subjective judgments. To suggest a nominee, you should submit your candidate's name, together with biographical information and his or her written consent to nomination to the Chairman of the Nominating and Governance Committee, Waste Management, Inc., 1001 Fannin Street, Suite 4000, Houston, Texas 77002, between October 29, 2013 and November 28, 2013.

Related Party Transactions

The Board of Directors has adopted a written Related Party Transactions Policy for the review and approval or ratification of related party transactions. Our policy generally defines related party transactions as current or proposed transactions in excess of $120,000 in which (i) the Company is a participant and (ii) any director, executive officer or immediate family member of any director or executive officer has a direct or indirect material interest. In addition, the policy sets forth certain transactions that will not be considered related party transactions, including (i) executive officer compensation and benefit arrangements; (ii) director compensation arrangements; (iii) business travel and expenses, advances and reimbursements in the ordinary course of business; (iv) indemnification payments and advancement of expenses, and payments under directors' and officers' indemnification insurance policies; (v) any transaction between the Company and any entity in which a related party has a relationship solely as a director, a less than 5% equity holder, or an employee (other than an executive officer); and (vi) purchases of Company debt securities, provided that the related party has a passive ownership of no more than 2% of the principal amount of any outstanding series. The Nominating and Governance Committee is responsible for overseeing the policy.

All executive officers and directors are required to notify the General Counsel or the Corporate Secretary as soon as practicable of any proposed transaction that they or their family members are considering entering into that involves the Company. The General Counsel will determine whether potential transactions or relationships constitute related party transactions that must be referred to the Nominating and Governance Committee.

The Nominating and Governance Committee will review a detailed description of the transaction, including:

- the terms of the transaction;
- the business purpose of the transaction;
- the benefits to the Company and to the relevant related party; and
- whether the transaction would require a waiver of the Company's Code of Conduct.

In determining whether to approve a related party transaction, the Nominating and Governance Committee will consider, among other things, whether:

- the terms of the related party transaction are fair to the Company and such terms would be reasonable in an arms-length transaction;
- there are business reasons for the Company to enter into the related party transaction;
- the related party transaction would impair the independence of any non-employee director;
- the related party transaction would present an improper conflict of interest for any director or executive officer of the Company; and
- the related party transaction is material to the Company or the individual.

Any member of the Nominating and Governance Committee who has an interest in a transaction presented for consideration will abstain from voting on the related party transaction.

The Nominating and Governance Committee's consideration of related party transactions and its determination of whether to approve such a transaction are reflected in the minutes of the Nominating and Governance Committee's meetings. The Company is not aware of any transactions that are required to be disclosed.

Special Committee

The Board of Directors appointed a Special Committee in November 2006 to make determinations regarding the Company's obligation to provide indemnification when and as may be necessary. The Special Committee consists of Mr. Gross and Mr. Weidemeyer. The Special Committee held three meetings in 2012.

Board of Directors Governing Documents

Stockholders may obtain copies of our Corporate Governance Guidelines, the charters of the Audit Committee, the MD&C Committee, and the Nominating and Governance Committee, and our Code of Conduct free of charge by contacting the Corporate Secretary, c/o Waste Management, Inc., 1001 Fannin Street, Suite 4000, Houston, Texas 77002 or by accessing the "Corporate Governance" section of the "Investor Relations" page on our website at *http://www.wm.com.*

Non-Employee Director Compensation

Our non-employee director compensation program consists of equity awards and cash consideration. Compensation for directors is recommended annually by the Nominating and Governance Committee, with the assistance of an independent third-party consultant, and set by action of the Board of Directors. The Board's goal in designing directors' compensation is to provide a competitive package that will enable the Company to attract and retain highly skilled individuals with relevant experience. The compensation also is designed to reward the time and talent required to serve on the board of a company of our size and complexity. The Board seeks to provide sufficient flexibility in the form of compensation delivered to meet the needs of different individuals while ensuring that a substantial portion of directors' compensation is linked to the long-term success of the Company.

Equity Compensation

Non-employee directors receive an annual grant of shares of Common Stock under the Company's 2009 Stock Incentive Plan. The shares are fully vested at the time of grant; however, non-employee directors are subject to ownership guidelines that establish a minimum ownership standard and require that all net shares received in connection with a stock award, after selling shares to pay all applicable taxes, be held during their tenure as a director and for one year following termination of Board service. The grant of shares is generally made in two equal installments, and the number of shares issued is based on the market value of our Common Stock on the dates of grant, which historically have been January 15 and July 15 of each year. The total annual equity grant to non-employee directors for 2012 service was valued at $130,000, and each director received a grant valued at $65,000 on each of January 15, 2012 and July 15, 2012. Mr. Reum received a grant of shares valued at $100,000 for his service as Non-Executive Chairman of the Board in 2012, which was also awarded in two equal installments on January 15 and July 15.

Due to tax planning considerations, the Nominating and Governance Committee recommended, and the Board approved, accelerated issuance of the non-employee directors' annual stock award for 2013. As a result, on December 15, 2012, each non-employee director received a stock award valued at $130,000 on account of 2013 Board service, with the exception of Ms. Cafferty, who received a stock award valued at $65,000. Mr. Reum received an additional stock award valued at $100,000 for his service as Non-Executive Chairman of the Board in 2013. The grant date fair value of the awards is equal to the number of shares issued multiplied by the market value of our Common Stock on December 15, 2012; there are no assumptions used in the valuation of shares.

Cash Compensation

All non-employee directors receive an annual cash retainer for Board service and additional cash retainers for serving as a committee chair. Directors do not receive meeting fees in addition to the retainers. The cash retainers are generally payable in two equal installments in January and July of each year. Due to tax planning considerations, the Nominating and Governance Committee recommended, and the Board approved, accelerated payment of the annual cash retainers for 2013 Board service in 2012. The payments of the retainers for each six-month period are not subject to refund. The table below sets forth the cash retainers for 2012:

Annual Retainer	$105,000
Annual Chair Retainers	$100,000 for Non-Executive Chairman
	$25,000 for Audit Committee Chair
	$20,000 for MD&C Committee Chair
	$15,000 for Nominating and Governance Committee Chair
Other Annual Retainers	$10,000 for Special Committee

The table below shows the aggregate cash paid, and stock awards issued, to the non-employee directors in 2012 in accordance with the descriptions set forth above:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(1)(2)	Total ($)
Bradbury H. Anderson	210,000	260,000	470,000
Pastora San Juan Cafferty	157,500	195,000	352,500
Frank M. Clark, Jr.	250,000	260,000	510,000
Patrick W. Gross	270,000	260,000	530,000
John C. Pope	210,000	260,000	470,000
W. Robert Reum	410,000	460,000	870,000
Steven G. Rothmeier	52,500	65,000	117,500
Thomas H. Weidemeyer	250,000	260,000	510,000

(1) As discussed above, payment of cash retainers and issuance of stock awards on account of 2013 Board service were accelerated and paid in December 2012. Accordingly, the table above presents total compensation to non-employee directors for two years of Board service.

(2) Amounts in this column represent the grant date fair value of stock awards granted in 2012, in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718.

ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

The first proposal on the agenda is the election of eight directors to serve until the 2014 Annual Meeting of Stockholders or until their respective successors have been duly elected and qualified. The Board has nominated the eight director candidates named below, and recommends that you vote **FOR** their election. If any nominee is unable or unwilling to serve as a director, which we do not anticipate, the Board, by resolution, may reduce the number of directors that constitute the Board or may choose a substitute. To be elected, a director must receive a majority of the votes cast with respect to that director at the meeting. Our By-laws provide that if the number of shares voted "for" any director nominee does not exceed 50% of the votes cast with respect to that director, he will tender his resignation to the Board of Directors. The Nominating and Governance Committee will then make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken.

The table below shows all of our director nominees; their ages, terms of office on our Board; experience within the past five years; and their qualifications we considered when inviting them to join our Board as well as nominating them for re-election. We believe that, as a general matter, our directors' past five years of experience gives an indication of the wealth of knowledge and experience these individuals have and that we considered; however, we have also indicated the specific skills and areas of expertise we believe makes each of these individuals a valuable member of our Board.

Director Nominees

Director	Qualifications
Bradbury H. Anderson, 63 **Director since 2011** Vice Chairman and Chief Executive Officer — Best Buy Co., Inc. (multinational retailer of technology and entertainment products and services) from 2002 to 2009; President and Chief Operating Officer of Best Buy from 1991 to 2002. Director of General Mills, Inc. since 2007. Director of Carlson Companies, a private company, since July 2009. Director of LightHaus Logic, Inc., a private corporation, since April 2012.	Mr. Anderson served in the positions of chief executive officer and chief operating officer of a large public retail company for several years, during a customer segmentation transformation, which provided him with extensive knowledge of management and operations of large public companies, including experience implementing customer focused strategies. He also has over 16 years of experience as a member of a public company board of directors.
Frank M. Clark, Jr., 67 **Director since 2002** Chairman and Chief Executive Officer — ComEd (energy services company and subsidiary of Exelon Corporation) from November 2005 to February 2012; President — ComEd from 2001 to November 2005. Executive Vice President and Chief of Staff — Exelon Corporation (public utility holding company) from 2004 to 2005; Senior Vice President — Exelon Corporation from 2001 to 2004. Director of BMO Financial Corp., a private corporation, since 2005. Director of Aetna, Inc. since 2006.	Mr. Clark served in executive positions at a large public utility company for over a decade, providing him with extensive experience and knowledge of large company management, operations and business critical functions. He also brings over 10 years of experience as a member of a public company board of directors.

Director	Qualifications
Patrick W. Gross, 68 **Director since 2006**	
Chairman — The Lovell Group (private investment and advisory firm) since October 2001. Director of Capital One Financial Corporation since 1995. Director of Liquidity Services, Inc. since 2001. Director of Career Education Corporation since 2005. Director of Rosetta Stone, Inc. since 2009. Director of Taleo Corporation from 2006 to 2012.	Mr. Gross was a founder of American Management Systems, Inc., a global business and information technology firm, where he was principal executive officer for over 30 years. As a result, he has extensive experience in applying information technology and advanced data analytics in global companies. His background, education and board service also provide him with expertise in finance and accounting. He also brings over 30 years of experience as a director on public company boards of directors.
Victoria M. Holt, 55 **Director since 2013**	
President and Chief Executive Officer — Spartech Corporation (a leading producer of plastic sheet, compounds and packaging products) from September 2010 to present. Senior Vice President, Glass and Fiber Glass, PPG Industries, Inc. (a leading coatings and specialty products company) from May 2005 to September 2010. Director of Spartech Corporation since 2005. Director of Watlow Electric Manufacturing Company, a private corporation, since December 2012.	Ms. Holt has served in executive positions at public companies for many years, providing her with extensive knowledge about operations, management, logistical requirements and measuring financial performance of large public companies. Her background and education provide her with expertise in applying environmental solutions critical to our Company's strategy.
John C. Pope, 63 **Non-Executive Chairman of the Board from 2004 through 2011;** **Director since 1997**	
Chairman of the Board — PFI Group (private investment firm) since July 1994. Director of R.R. Donnelley & Sons Company, or predecessor companies, since 1996. Director of Kraft Foods Group, Inc., or predecessor companies, since 2001. Director of Con-way, Inc., or predecessor companies, since 2003. Director of Navistar International Corporation since 2012. Director of Dollar Thrifty Automotive Group, Inc. from 1997 to 2012.	Prior to his current service on the boards of multiple major corporations, Mr. Pope served in executive operational and financial positions at large airline companies for almost 20 years, providing him with extensive experience and knowledge of management of large public companies with large-scale logistical challenges, high fixed-cost structure and significant capital requirements. His background, education and board service also provide him with expertise in finance and accounting. Mr. Pope has served as a director on many public company boards of directors during the last 30 years.

Director	Qualifications
W. Robert Reum, 70 **Non-Executive Chairman of the Board since January 2012;** **Director since 2003**	
Chairman, President and CEO — Amsted Industries Incorporated (diversified manufacturer for the railroad, vehicular and construction industries) since March 2001.	Mr. Reum has served as the chief executive of a private diversified manufacturing company for ten years. He also served as Chairman, President and Chief Executive Officer of The Interlake Corporation, a public diversified metal products company, from 1991 to 1999. As a result, he has extensive management experience within a wide range of business functions. Mr. Reum also brings over 20 years of experience as a director on public company boards of directors.
David P. Steiner, 52 **Chief Executive Officer and Director since 2004;** **President since June 2010**	
Executive Vice President and Chief Financial Officer from April 2003 to March 2004. Director of TE Connectivity Ltd. (formerly Tyco Electronics Corporation) since 2007. Director of FedEx Corporation since 2009.	Mr. Steiner is our President and Chief Executive Officer and, in that capacity, brings extensive knowledge of the details of our Company and its employees, as well as the front-line experiences of running our Company, to his service as a member of our Board. Mr. Steiner also brings his experience as a director of other major public companies.
Thomas H. Weidemeyer, 65 **Director since 2005**	
Chief Operating Officer — United Parcel Service, Inc. (package delivery and supply chain services company) from 2001 to 2003; Senior Vice President — United Parcel Service, Inc. from 1994 to 2003. President, UPS Airlines (UPS owned airline) from 1994 to 2003. Director of NRG Energy, Inc. since 2003. Director of The Goodyear Tire & Rubber Company since 2004. Director of Amsted Industries Incorporated since 2007.	Mr. Weidemeyer served in executive positions at a large public company for several years. His roles encompassed significant operational management responsibility, providing him knowledge and experience in an array of functional areas critical to large public companies, including supply chain and logistics management. Mr. Weidemeyer also has over 12 years of experience as a director on public company boards of directors.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF EACH OF THE EIGHT NOMINEE DIRECTORS.

DIRECTOR AND OFFICER STOCK OWNERSHIP

Our Board of Directors has adopted stock ownership guidelines for our non-employee directors that require each director to hold Common Stock or share-based instruments valued at five times his annual cash retainer. Non-employee directors other than Mr. Reum currently are required to hold 17,500 shares, and Mr. Reum, as Chairman, currently is required to hold approximately 34,200 shares. Directors have five years from the later of the date they join the Board or the effective date of an increase in the holding requirements to attain the required level of ownership. Ms. Cafferty and Messrs. Clark, Pope and Weidemeyer have reached their required levels of ownership. Mr. Gross has until July 2015 to reach his required level of ownership. Mr. Anderson has until August 2016 to reach his required level of ownership. Ms. Holt has until January 2018 to reach her required level of ownership, and Mr. Reum has until January 2017 to reach his increased required level of ownership due to his election as Non-Executive Chairman of the Board effective January 1, 2012.

Our executive officers, including Mr. Steiner, are also subject to stock ownership guidelines, as described in the Compensation Discussion and Analysis on page 39 of this Proxy Statement.

The Stock Ownership Table below shows the number of shares of Common Stock each director nominee and each executive officer named in the Summary Compensation Table on page 41 beneficially owned as of March 13, 2013, our record date for the annual meeting, as well as the number owned by all directors and executive officers as a group. The table also includes information about restricted stock units that will vest within 60 days of our record date, stock options currently exercisable or that will become exercisable within 60 days of our record date and phantom stock granted under various compensation and benefit plans.

These individuals, both individually and in the aggregate, own less than 1% of our outstanding shares as of the record date.

Security Ownership of Management

Name	Shares of Common Stock Owned(1)	Shares of Common Stock Covered by Exercisable Options(2)	Phantom Stock(3)
Bradbury H. Anderson(4)	10,391	0	0
Pastora San Juan Cafferty	21,874	0	0
Frank M. Clark, Jr.	24,014	0	0
Patrick W. Gross	17,235	0	0
Victoria M. Holt	1,483	0	0
John C. Pope(5)	45,672	0	0
W. Robert Reum	26,456	0	0
Thomas H. Weidemeyer	19,357	0	0
David P. Steiner(6)	606,183	767,394	73,142
James E. Trevathan, Jr	169,588	223,430	0
James C. Fish, Jr	11,313	45,729	0
Jeff M. Harris	46,822	114,022	0
Rick L Wittenbraker(7)	71,884	121,177	0
Steven C. Preston(8)	0	0	0
Grace M. Cowan(9)	668	0	0
Duane C. Woods(10)	77,000	111,022	4,079
All directors and executive officers as a group (25 persons)(11)	1,325,148	1,826,151	86,970

(1) The table reports beneficial ownership in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The amounts reported above include stock equivalents attributed to the named executive officers based on their respective holdings in the Company's Retirement Savings Plan stock fund as follows: Mr. Steiner — 11,116; Mr. Fish — 3,334; Mr. Woods — 397; and Ms. Cowan — 428.

(2) The number of options includes options currently exercisable and options that will become exercisable within 60 days of our record date.

(3) Executive officers may choose a Waste Management stock fund as an investment option under the Company's 409A Deferral Savings Plan described in the Nonqualified Deferred Compensation table on page 48. Interests in the fund are considered phantom stock because they are equal in value to shares of our Common Stock. Phantom stock receives dividend equivalents, in the form of additional phantom stock, at the same time that holders of shares of Common Stock receive dividends. The value of the phantom stock is paid out, in cash, at a future date selected by the executive. Phantom stock is not considered as equity ownership for SEC disclosure purposes; we have included it in this table because it represents an investment risk in the performance of our Common Stock.

(4) The number of shares owned by Mr. Anderson includes 100 shares held by his wife.

(5) The number of shares owned by Mr. Pope includes 435 shares held in trusts for the benefit of his children.

(6) The number of shares owned by Mr. Steiner includes 343,294 shares held by Steiner Family Holdings, LLC. Mr. Steiner is the sole manager of this company. All of the shares held by Steiner Family Holdings, LLC are pledged as security for a loan.

(7) The number of shares owned by Mr. Wittenbraker includes 1,000 restricted stock units that will vest within 60 days of our record date.

(8) Common Stock ownership as of October 15, 2012, the date of Mr. Preston's departure from the Company.

(9) Common Stock ownership as of August 31, 2012, the date of Ms. Cowan's departure from the Company.

(10) Common Stock ownership as of November 30, 2012, the date of Mr. Woods' departure from the Company. The number of shares owned by Mr. Woods includes 125 shares held by his children and 185 shares held by his wife's IRA.

(11) Included in the "All directors and executive officers as a group" are 2,372 restricted stock units held by two of our executive officers that will vest within 60 days of our record date and 16,654 stock equivalents attributable to the executive officers' collective holdings in the Company's Retirement Savings Plan stock fund.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The table below shows information for persons known to us to beneficially own more than 5% of our Common Stock based on their filings with the SEC through March 13, 2013.

Name and Address	Shares Beneficially Owned	
	Number	Percent(1)
Capital World Investors 333 South Hope Street Los Angeles, CA 90071	40,961,706(2)	8.8
Capital Research Global Investors 333 South Hope Street Los Angeles, CA 90071	38,463,415(3)	8.3
William H. Gates III One Microsoft Way Redmond, WA 98052	29,894,579(4)	6.4
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	23,490,646(5)	5.0

(1) Percentage is calculated using the number of shares of Common Stock outstanding as of March 13, 2012.

(2) This information is based on a Schedule 13G/A filed with the SEC on February 13, 2013. Capital World Investors reports that it is deemed to be the beneficial owner of 40,961,706 shares of Common Stock as a result of acting as investment adviser to various investment companies. Capital World Investors disclaims beneficial ownership of all shares.

(3) This information is based on a Schedule 13G filed with the SEC on February 13, 2013. Capital Research Global Investors reports that it is deemed to be the beneficial owner of 38,463,415 shares of Common Stock as a result of acting as investment adviser to various investment companies. Capital Research Global Investors disclaims beneficial ownership of all shares.

(4) This information is based on a Schedule 13G/A filed with the SEC on February 14, 2013. Mr. Gates reports that he has sole voting and dispositive power over 11,260,907 shares of Common Stock held by Cascade Investment, L.L.C., as the sole member of such entity. Additionally, the Schedule 13G/A reports that Mr. Gates and Melinda French Gates share voting and dispositive power over 18,633,672 shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust.

(5) This information is based on a Schedule 13G filed with the SEC on January 30, 2013. BlackRock, Inc. reports that it has sole and dispositive power over the shares of Common Stock beneficially owned.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The federal securities laws require our executive officers and directors to file reports of their holdings and transactions in our Common Stock with the SEC and the New York Stock Exchange. Based on a review of the forms and written representations from our executive officers and directors, we believe that all applicable requirements were complied with in 2012.

EXECUTIVE OFFICERS

The following is a listing of our current executive officers, other than Mr. Steiner, whose personal information is included in the Director Nominees section of this Proxy Statement on page 16, their ages and business experience for the past five years.

Name	Age	Positions Held and Business Experience for Past Five Years
David A. Aardsma	56	• Senior Vice President and Chief Sales and Marketing Officer since June 2011. • Senior Vice President, Sales and Marketing from January 2005 to June 2011.
Puneet Bhasin	50	• Chief Information Officer and Senior Vice President, Technology, Logistics and Customer Service since August 2012. • Senior Vice President and Chief Information Officer from December 2009 to August 2012. • Senior Vice President — Global Product & Technology, Monster Worldwide (provider of global online employment solutions) from April 2005 to November 2009.
William K. Caesar	47	• President, WM Recycle America, L.L.C., a wholly-owned subsidiary of the Company, since January 2012. • Chief Strategy Officer from July 2010 to January 2012. • Principal, McKinsey & Company (global management consulting firm) from July 2003 to June 2010.
Barry H. Caldwell	52	• Senior Vice President — Government Affairs and Corporate Communications since September 2002.
Don P. Carpenter	52	• Vice President and Chief Accounting Officer since August 2012. • Vice President — Tax from May 2002 to August 2012.
James C. Fish, Jr.	50	• Executive Vice President and Chief Financial Officer since August 2012. • Senior Vice President, Eastern Group from June 2011 to August 2012. • Area Vice President, Pennsylvania and West Virginia Area from January 2009 to June 2011. • Market Area General Manager, Western Pennsylvania and West Virginia Market Area from February 2008 to January 2009. • Market Area General Manager, Rhode Island and Southern Massachusetts Market Area from September 2006 to February 2008.
Jeff M. Harris	58	• Senior Vice President — Field Operations since July 2012. • Senior Vice President — Midwest Group from April 2006 to July 2012.

Name	Age	Positions Held and Business Experience for Past Five Years
John J. Morris	43	• Senior Vice President — Field Operations since July 2012. • Chief Strategy Officer from March 2012 to July 2012. • Area Vice President — Greater Mid-Atlantic Area from July 2011 to March 2012. • Area Vice President — Waste Management of New Jersey from February 2007 to July 2011.
Devina A. Rankin	37	• Vice President and Treasurer since August 2012. • Assistant Treasurer from June 2010 to August 2012. • Senior Manager of Financial Reporting from July 2007 to June 2010.
Mark E. Schwartz	55	• Senior Vice President — Human Resources since May 2012. • Vice President and Assistant General Counsel — Labor and Employment from December 2000 to May 2012.
James E. Trevathan, Jr.	60	• Executive Vice President and Chief Operating Officer since July 2012. • Executive Vice President — Growth, Innovation and Field Support from June 2011 to July 2012. • Senior Vice President — Southern Group from July 2007 to June 2011.
Mark A. Weidman	56	• President of Wheelabrator Technologies Inc., a wholly-owned subsidiary of the Company, since March 2006.
Rick L Wittenbraker	65	• Senior Vice President, General Counsel and Chief Compliance Officer since November 2003.

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis

Executive Summary

The objective of our executive compensation program is to attract, retain, reward and incentivize exceptional, talented employees who will lead the Company in the successful execution of its strategy. The Company seeks to accomplish this goal by designing a compensation program that is supportive of and aligns with the strategy of the Company and the creation of stockholder value, while discouraging excessive risk-taking. The following key structural elements and policies further the objective of our executive compensation program:

- a substantial portion of executive compensation is linked to Company performance, through annual cash bonus performance criteria and long-term equity-based incentive awards. As a result, our executive compensation program provides for a significant difference in total compensation in periods of above-target Company performance as compared to periods of below-target Company performance. In 2012, our performance-based annual cash bonus and long-term equity-based incentive awards comprised approximately 87% of total target compensation for our President and Chief Executive Officer and approximately 71% of total target compensation for our other currently-serving named executives;
- performance goals are designed to be challenging, yet achievable;
- performance-based awards include threshold, target and maximum payouts correlating to a range of performance and are based on a variety of indicators of performance, which limits risk-taking behavior;
- our compensation mix targets approximately 50% of total compensation of our named executives (and approximately 70% in the case of our President and Chief Executive Officer) to result from long-term equity awards, which aligns executives' interests with those of stockholders;
- performance stock units' three-year performance period, as well as stock options' vesting over a three-year period, link executives' interests with long-term performance and reduce incentives to maximize performance in any one year;
- all of our named executive officers are subject to stock ownership requirements, which we believe demonstrates a commitment to, and confidence in, the Company's long-term prospects;
- the Company has clawback provisions in its equity award agreements and recent employment agreements, as well as a general clawback policy, designed to recoup compensation in certain cases when cause and/or misconduct are found;
- our executive officer severance policy implemented a limitation on the amount of benefits the Company may provide to its executive officers under severance agreements entered into after the date of such policy; and
- the Company has adopted a policy that prohibits it from entering into new agreements with executive officers that provide for certain death benefits or tax gross-up payments.

2012 Company Performance, Restructuring and Compensation Results

During 2012, the Company maintained its focus on knowing and servicing the customer better than anyone else, extracting more value from the materials we handle, and optimizing our business. In July 2012, we announced a reorganization, designed to streamline management and staff support functions and reduce our cost structure, while not disrupting our front-line operations. Principal organizational changes included removal of the management layer consisting of our four geographic operating Groups; consolidation and reduction of the number of Areas managing the core collection, disposal and recycling businesses from 22 to 17; and reduction of corporate support staff in an effort to better align support with the needs of the operating units. Voluntary separation arrangements were offered to many employees.

The Company continued to produce strong cash flows from operating activities and return cash to our stockholders through dividends. However, the Company faced very challenging commodity market conditions, and lower commodity prices dramatically affected our 2012 earnings. Our fourth quarter 2012 results were in line with our expectations, and our internal revenue growth from yield was at its highest level for the year. In

2013, the Company will be focused on earnings growth; we expect to see increased internal revenue growth from yield and volume, as well as continued benefit from our cost savings programs, including our July 2012 restructuring. We will also continue to drive strong cash flow to support our dividend, debt reduction, share repurchases, and appropriate acquisition and investment opportunities. In line with the Company's financial results, the following is a summary of the 2012 compensation program results:

- the Company did not grant annual merit increases to base salary in 2012.
- Company-wide threshold performance metrics were not met for annual cash incentive awards to named executive officers; however, our former Midwest geographic operating Group and our former Eastern geographic operating Group exceeded threshold performance on certain of their Group-level performance metrics. As a result, Mr. Jeff Harris received an annual cash bonus of 45.85% of target on account of Midwest Group performance. Additionally, Mr. James Fish received an annual cash bonus of 15.41% of target on account of Eastern Group performance for the portion of the year that he served as Senior Vice President of the Eastern Group.
- the Company generated a return on invested capital, for purposes of our performance share unit performance goals for our long-term incentive awards granted in 2010, that was above threshold for the three-year performance period ended December 31, 2012 but below target, resulting in a 62.94% payout on performance share units ("PSUs") in shares of Common Stock.

The 2012 results have reinforced our emphasis on performance-based compensation. The MD&C Committee strives to establish performance goals that are challenging, but attainable, and the MD&C Committee remains dedicated to the principle that executive compensation should be substantially linked to Company performance. Accordingly, the compensation of the Company's executive officers set forth in the Summary Compensation Table of this Proxy Statement, whom we refer to as the "named executive officers" or "named executives," evidences our commitment to pay for performance.

Consideration of Stockholder Advisory Vote

The MD&C Committee established the 2012 compensation plan in early 2012, before the stockholder advisory vote on executive compensation in May 2012. However, the MD&C Committee noted the results of the advisory stockholder vote in May 2011, with 97% of shares present and entitled to vote at the annual meeting voting in favor of the Company's executive compensation, and has since noted the results of the May 2012 advisory stockholder vote, with 96% of shares present and entitled to vote at the annual meeting voting in favor of the Company's executive compensation. Accordingly, the results of the stockholder advisory vote have not caused the MD&C Committee to recommend any changes to our compensation practices.

2013 Compensation Program Preview

The Company continues to adapt its compensation program to best support our strategy and the accomplishment of our goals. As a result, the MD&C Committee has approved the following elements for our executive compensation program for 2013:

- *Annual Cash Bonus Performance Goals:* We will retain the income from operations margin and cash flow performance measures from the 2012 annual cash incentive program in 2013, and each of these measures will be weighted 25%. We have refined the cost control performance metric for 2013 to focus on selling, general & administrative ("SG&A") spending and operating expense versus budget and historical performance. The cost control performance measure will require that operating expense as a percent of net revenue must be equal to or better than 2012 performance to achieve any payout under this measure, which will be weighted 50%.
- *Allocation of Long-Term Incentive Plan Awards:* As in 2012, the total value of each named executive's annual long-term incentive plan award for 2013 will be allocated 80% to performance share units and 20% to stock options.
- *Performance Share Unit Performance Goals:* As in 2012, half of the performance share units granted in 2013 will be subject to a return on invested capital performance measure; while the remaining half of all performance share units granted in 2013 will be subject to total shareholder return relative to the S&P 500. All performance share units will continue to have a three-year performance period.

Our Compensation Philosophy for Named Executive Officers

The Company's compensation philosophy is designed to:

- Attract and retain exceptional employees through competitive compensation opportunities;
- Encourage and reward performance through substantial at-risk performance-based compensation; and
- Align our decision makers' long-term interests with those of our stockholders through emphasis on equity ownership.

Additionally, as the Company pursues its transformation strategy, our compensation philosophy is intended to encourage executives to embrace the change necessary to achieve the Company's goals and to lead the Company in setting aspirations that will drive a change in Company-wide culture.

With respect to our named executive officers, the MD&C Committee believes that total direct compensation at target should be in a range around the competitive median according to the following:

- Base salaries should be paid within a range of plus or minus 10% around the competitive median, but attention must be given to individual circumstances, including strategic importance of the named executive's role, the executive's experience and individual performance;
- Short-term incentive opportunities should be within a range of plus or minus 15% around the competitive median; and
- Long-term incentive and total direct compensation opportunities should be within a range of plus or minus 20% around the competitive median.

Overview of Elements of Our 2012 Compensation Program

Timing	Component	Purpose	Key Features
Current	Base Salary	To attract and retain executives with a competitive level of regular income appropriate for respective positions and responsibilities	Adjustments to base salary primarily consider competitive market data for cost of labor increases and executive's individual performance and impact on the Company. Base salary adjustments are also considered when an executive takes on a new position and/or additional responsibilities.
Short-Term Performance Incentive	Annual Cash Bonus	To encourage and reward contributions to our annual financial performance objectives through performance-based compensation subject to challenging, objective and transparent metrics	Bonuses are targeted at a percentage of base salary and could range from zero to 200% of target based on the following three equally-weighted performance measures: • Income from Operations Margin – motivates employees to control and lower costs and operate efficiently; • Income from Operations, excluding Depreciation and Amortization, less Capital Expenditures – designed to encourage disciplined capital spending; and • Operating Expense, plus SG&A Expense, as a Percentage of Net Revenue – increases our focus on controlling costs. The MD&C Committee has discretion to increase or decrease an individual's payment by up to 25% based on individual performance, but such modifier has never been used to increase a payment to a named executive.
Long-Term Performance Incentives	Performance Share Units	To encourage and reward building long-term stockholder value through profitable allocation of capital; To retain executives; and To increase stockholder alignment through executives' stock ownership	Number of shares delivered can range from zero to 200% of the initial target grant based on performance over a three-year performance period. Payout on 50% of each executives' PSUs granted in 2012 are dependant on return on invested capital, or ROIC, and payout on the remaining 50% of PSUs granted in 2012 are dependant on total shareholder return relative to the S&P 500. Grants are generally forfeited if the executive voluntarily terminates his employment. PSUs earn dividend equivalents that are paid at the end of the performance period based on the number of shares actually awarded. Recipients can defer the receipt of shares, which are paid out in shares of Common Stock, without interest, at the end of the deferral period.
	Stock Options	To encourage and reward stock price appreciation over the long-term; To retain executives; and To increase stockholder alignment through executives' stock ownership	Supports the growth element of the Company's strategy. Stock options vest in 25% increments on the first two anniversaries of the date of grant and the remaining 50% vest on the third anniversary. Exercise price is the average of the high and low market price of our Common Stock on the date of grant. Stock options have a term of ten years. Unvested options are generally forfeited if the executive voluntarily terminates employment. Vested options may be exercised up to 90 days following voluntary termination.
	Restricted Stock Units	Used on a limited basis (e.g. promotion and new hire) to make awards to encourage and reward long-term performance and increase alignment with stockholders	Three year cliff-vesting aids retention. RSUs were granted to named executives in three cases in 2012 in connection with significant increases in responsibilities. RSUs earn dividend equivalents during vesting. Unvested RSUs are generally forfeited if the executive voluntarily terminates employment.

Post-Employment and Change-in-Control Compensation. The compensation our named executives receive post-employment is based on provisions included in individual equity award agreements, retirement plan documents and employment agreements. We enter into employment agreements with our named executive officers because they encourage continuity of our leadership team, which is particularly valuable as leadership manages the Company through the change needed to successfully implement our transformational business strategy. Employment agreements also provide a form of protection for the Company through restrictive covenant provisions, and they provide the individual with comfort that he will be treated fairly in the event of a termination not for cause or under a change-in-control situation. The change-in-control provision included in each named executive officer's agreement requires a double trigger in order to receive any payment in the event of a change-in-control situation. First, a change-in-control must occur, and second, the individual must terminate employment for good reason or the Company must terminate employment without cause within six months prior to or two years following the change-in-control event. Our stock option awards are also subject to double trigger vesting in the event of a change-in-control situation. Performance share units will be paid out in cash on a prorated basis based on actual results achieved through the end of the fiscal quarter prior to a change-in-control. Thereafter, the executive would typically receive a replacement award of restricted stock units in the successor entity. Restricted Stock Units ("RSUs"), which are not routinely a component of our executive compensation program, vest upon a change-in-control, unless the successor entity converts the awards to equivalent grants in the successor. Provided, however, such converted RSU awards will vest in full if the executive is terminated without cause following the change-in-control. We believe providing change-in-control protection encourages our named executives to pursue and facilitate change-in-control transactions that are in the best interests of stockholders while not granting executives an undeserved windfall.

Deferral Plan. Each of our named executive officers is eligible to participate in our 409A Deferral Savings Plan. The plan allows all employees with a minimum base salary of $170,000 to defer up to 25% of their base salary and up to 100% of their annual bonus ("eligible pay") for payment at a future date. Under the plan, the Company matches the portion of pay that cannot be matched in the Company's 401(k) Savings Plan due to IRS limits. The Company match provided under the 401(k) Savings Plan and the Deferral Plan is dollar for dollar on the first 3% of eligible pay, and fifty cents on the dollar for the next 3% of eligible pay. Participants can contribute the entire amount of their eligible pay to the Deferral Plan. Contributions in excess of the 6% will not be matched but will be tax-deferred. Company matching contributions begin in the Deferral Plan once the employee has reached the IRS limits in the 401(k) plan. Amounts deferred under this plan are allocated into accounts that mirror selected investment funds in our 401(k) plan, although the amounts deferred are not actually invested in the funds. We believe that providing a program that allows and encourages planning for retirement is a key factor in our ability to attract and retain talent. Additional details on the plan can be found in the Nonqualified Deferred Compensation table and the footnotes to the table on page 48.

Perquisites. Based on a security assessment by an outside consultant, for security purposes, the Company requires the President and Chief Executive Officer to use the Company's aircraft for business and personal use whenever reasonably possible. Use of the Company's aircraft is permitted for other employees' personal use only with Chief Executive Officer approval in special circumstances, which seldom occurs. The value of our named executives' personal use of the Company's airplanes is treated as taxable income to the respective executive in accordance with IRS regulations using the Standard Industry Fare Level formula. This is a different amount than we disclose in the Summary Compensation Table, which is based on the SEC requirement to report the incremental cost to us of their use.

Following the promotion of Mr. James Fish as Executive Vice President and Chief Financial Officer, Mr. Fish was permitted limited personal use of the Company's aircraft to facilitate travel to and from the Company's headquarters in Houston and his home in Pittsburgh, where he led the Company's Eastern Group prior to his promotion. The Company also provided Mr. Fish with rental housing in Houston following his promotion. Mr. Fish has recently relocated to Houston. The Company also provided certain additional relocation assistance to Messrs. Fish and Preston and Ms. Cowan during 2012. The Company believes these are appropriate business expenditures that benefited the Company, while recognizing these benefits are likely considered perquisites by the SEC.

We also reimburse the cost of physical examinations for our senior executives, as we believe it is beneficial to the Company to facilitate its executives receiving preventive healthcare. Other than as described in this section, we have eliminated all perquisites for our named executive officers.

Our Named Executive Officers

Our named executive officers for 2012 are:

- Mr. David Steiner- has served Waste Management as Chief Executive Officer since 2004 and President since June 2010.
- Mr. James Trevathan- was promoted to the position of Executive Vice President and Chief Operating Officer in July 2012 after having most recently served Waste Management as Executive Vice President – Growth, Innovation and Field Support.
- Mr. James Fish- was promoted to the position of Executive Vice President and Chief Financial Officer in August 2012 after having most recently served Waste Management as Senior Vice President of the Eastern Group.
- Mr. Jeff Harris- was promoted to the position of Senior Vice President – Field Operations in July 2012 in connection with our restructuring discussed earlier and the elimination of our former geographic operating Groups. Mr. Harris previously served Waste Management as Senior Vice President of the Midwest Group.
- Mr. Rick Wittenbraker- has served Waste Management as Senior Vice President, General Counsel and Chief Compliance Officer since November 2003. In connection with our restructuring discussed earlier and related reduction in corporate staff, Mr. Wittenbraker assumed significant new responsibilities, including oversight of the Safety, Risk Management and Real Estate functions at the Company.
- Mr. Steven Preston- resigned in July 2012 from his position as Executive Vice President – Finance, Recycling and Energy Services and his role as Waste Management's principal financial officer. Mr. Preston continued to work for Waste Management until October 15, 2012, and his ultimate departure from the Company was a voluntary termination by Mr. Preston without good reason.
- Mr. Duane Woods- previously served Waste Management as Senior Vice President of the Western Group; in connection with our restructuring discussed above, Mr. Woods indicated his willingness to participate in the voluntary early retirement program, and the Company agreed to accept Mr. Woods into the program. Mr. Woods remained with the Company until November 30, 2012.
- Ms. Grace Cowan- previously served Waste Management as Senior Vice President, Customer Experience. Ms. Cowan departed from the Company effective August 31, 2012.

How Named Executive Officer Compensation Decisions are Made

The MD&C Committee meets several times each year to perform its responsibilities as delegated by the Board of Directors and as set forth in the MD&C Committee's charter. These responsibilities include evaluating and approving the Company's compensation philosophy, policies, plans and programs for our named executive officers.

In the performance of its duties, the MD&C Committee regularly reviews the total compensation, including the base salary, target annual bonus award opportunities, long-term incentive award opportunities and other benefits, including potential severance payments for each of our named executive officers. At a regularly scheduled meeting each year, the MD&C Committee reviews our named executives' total compensation and compares that compensation to the competitive market, as discussed below. In the first quarter of each year, the MD&C Committee meets to determine salary increases, if any, for the named executive officers; verifies the results of the Company's performance for annual incentive and performance share unit calculations; reviews the individual annual incentive targets for the current year as a percent of salary for each of the named executive officers; and makes decisions on granting long-term equity awards.

Compensation Consultant. The MD&C Committee uses several resources in its analysis of the appropriate compensation for the named executive officers. The MD&C Committee selects and employs an independent consultant to provide it advice relating to market and general compensation trends. The MD&C Committee also uses the services of its independent consultant for data gathering and analyses. The MD&C Committee has retained Frederic W. Cook & Co., Inc. as its independent consultant since 2002. The Company makes regular payments to Frederic W. Cook & Co. for its services around executive compensation, including meeting preparation and attendance, advice, best practice information, as well as competitive data. Information about such payments is submitted to the chair of the MD&C Committee.

In addition to services related to executive compensation, Frederic W. Cook also provides the Board of Director's Nominating and Governance Committee information and advice considered when recommending compensation of the independent directors. Frederic W. Cook & Co. has no other business relationships with the Company and receives no other payments from the Company. The MD&C Committee adopted a written policy to ensure the independence of any compensation consultants it uses for executive compensation matters. The MD&C Committee has considered the independence of Frederic W. Cook & Co. in light of SEC rules and New York Stock Exchange listing standards. In connection with this process, the MD&C Committee has reviewed, among other items, a letter from Frederic W. Cook & Co. addressing the independence of Frederic W. Cook & Co. and the members of the consulting team serving the MD&C Committee, including the following factors: (i) other services provided to us by Frederic W. Cook & Co., (ii) fees paid by us as a percentage of Frederic W. Cook & Co.'s total revenue, (iii) policies or procedures of Frederic W. Cook & Co. that are designed to prevent conflicts of interest, (iv) any business or personal relationships between the senior advisor of the consulting team with a member of the MD&C Committee, (v) any Company stock owned by the senior advisor or any member of his immediate family, and (vi) any business or personal relationships between our executive officers and the senior advisor. The MD&C Committee discussed these considerations and concluded that the work performed by Frederic W. Cook & Co. and its senior advisor involved in the engagement did not raise any conflict of interest.

Role of CEO and Human Resources. Mr. Steiner contributes to compensation determinations by assessing the performance of the other named executive officers and providing these assessments with recommendations to the MD&C Committee. Personnel within the Company's Human Resources Department assist the MD&C Committee by working with the independent consultant to provide information requested by the MD&C Committee and assisting it in designing and administering the Company's incentive programs.

In the fall of 2011, at the direction of Mr. Steiner, the Company's Human Resources Department retained Meridian Compensation Partners to assist in developing long-term equity award designs for consideration by the MD&C Committee. Meridian was not retained by the MD&C Committee, but the MD&C Committee did review and consider the recommendations developed by Mr. Steiner and the Human Resources Department with Meridian's guidance. In addition to this engagement, the Company paid Meridian Compensation Partners an immaterial amount for temporary administrative support services provided to the Company's Human Resources Department in 2012.

Peer Company Comparisons. The MD&C Committee uses compensation information of comparison groups of companies to gauge the competitive market, which is relevant for attracting and retaining key talent and for ensuring that the Company's compensation practices are aligned with prevalent practices. For purposes of establishing the 2012 executive compensation program, the MD&C Committee considered a competitive analysis of total direct compensation levels and compensation mixes for our executive officers during the second half of 2011, using information from:

- Size-adjusted median compensation data from two general industry surveys in which management annually participates; the Aon Hewitt 2011 Total Compensation Measurement (TCM) survey and the Towers Watson 2011 Compensation Data Bank (CDB) survey. The AonHewitt TCM survey includes over 250 companies ranging in size from $250 million to over $100 billion in annual revenue. The Towers Watson CDB survey includes over 400 organizations ranging in size from $250 million to over $100 billion in annual revenue. Data selected from these surveys is scoped based on Company revenue; and
- Median compensation data from a comparison group of 19 publicly traded U.S. companies, described below.

The comparison group of companies is initially recommended by the independent consultant prior to the actual data gathering process, with input from management and the MD&C Committee. The composition of the group is evaluated and a final comparison group of companies is approved by the MD&C Committee each year. The selection process for the comparison group begins with all companies in the Standard & Poor's North American database that are publicly traded U.S. companies in 16 different Global Industry Classifications. These industry classifications are meant to provide a collection of companies in industries that share similar characteristics with Waste Management. The companies are then limited to those with at least $5 billion in annual revenue to ensure appropriate comparisons, and further narrowed by choosing those with asset intensive domestic operations, as well as those focusing on transportation and logistics. Companies with these characteristics are chosen because the MD&C Committee believes that it is appropriate to compare our executives' compensation with executives that have similar responsibilities and challenges at other companies. The MD&C Committee received a statistical analysis of the growth profile, profitability profile, size and shareholder return of all companies in the comparison group to verify that the Company is appropriately positioned versus the comparison group. The comparison group used for consideration of 2012 compensation is set forth below, including the Company's composite percentile ranking among the companies in the comparison group based on numerous statistical measures:

Company Name	Composite Percentile Rank			
	Size	Profitability	Growth	TSR
American Electric Power	55%	34%	42%	33%
Baker Hughes	55%	42%	53%	53%
CH Robinson	10%	68%	60%	69%
CSX	53%	66%	63%	78%
Entergy	41%	48%	46%	0%
FedEx	73%	36%	39%	47%
Grainger	12%	67%	54%	86%
Halliburton	67%	73%	50%	67%
Hertz Global Holdings	18%	0%	17%	92%
NextEra Energy	61%	55%	48%	25%
Norfolk Southern	51%	62%	56%	58%
Republic Services	33%	17%	46%	28%
Ryder	7%	11%	40%	42%
Schlumberger	92%	86%	50%	42%
Southern Company	77%	51%	48%	56%
Southwest Airlines	32%	17%	57%	11%
Sysco	48%	64%	36%	36%
Union Pacific	82%	74%	71%	75%
United Parcel Service	83%	79%	67%	53%
Waste Management	**45%**	**48%**	**24%**	**35%**

The general industry data and the comparison group data are blended when composing the competitive analysis, when possible, such that the combined general industry data and the comparison group are each weighted 50%. The competitive analysis showed that the Company's named executives' 2012 total direct compensation opportunities were positioned conservatively in the median range of the blended survey and comparison group data. During the second half of 2012, the MD&C Committee considered a competitive analysis of total direct compensation levels and compensation mixes for our executive officers using updated compensation data from the same two survey sources and comparison companies, with the exception that Schlumberger was replaced by Avis Budget Group to better position the Company in the median range of the comparison group in terms of size. The competitive analysis showed that the Company's named executives' 2012 total direct compensation opportunities were positioned at median for our President and Chief Executive Officer and did not exceed the median range for the other executive officers, due in part to the recent restructuring discussed earlier and resulting new hires and promotions. For competitive comparisons, the MD&C Committee has determined that total direct compensation packages for our named executive officers within a range of plus or minus 20% of the median total compensation of the competitive analysis is appropriate. In making these determinations, total direct compensation consists of base salary, target annual bonus, and the annualized grant date fair value of long-term equity incentive awards.

Allocation of Compensation Elements and Tally Sheets. The MD&C Committee considers the forms in which total compensation will be paid to executive officers and seeks to achieve an appropriate balance between base salary, annual cash incentive compensation and long-term incentive compensation. The MD&C Committee determines the size of each element based primarily on comparison group data and individual and Company performance. The percentage of compensation that is contingent on achievement of performance criteria typically increases in correlation to an executive officer's responsibilities within the Company, with performance-based incentive compensation making up a greater percentage of total compensation for our most senior executive officers. Additionally, as an executive becomes more senior, a greater percentage of the executive's compensation shifts away from short-term to long-term incentive awards.

The MD&C Committee uses tally sheets to review the compensation of our named executive officers, which show the cumulative impact of all elements of compensation. These tally sheets include detailed information and dollar amounts for each component of compensation, the value of all equity held by each named executive, and the value of welfare and retirement benefits and severance payments. Tally sheets provide the MD&C Committee with the relevant information necessary to determine whether the balance between long-term and short-term compensation, as well as fixed and variable compensation, is consistent with the overall compensation philosophy of the Company. This information is also useful in the MD&C Committee's analysis of whether total direct compensation provides a compensation package that is appropriate and competitive. Tally sheets are provided annually to the full Board of Directors.

The following charts display the allocation of total 2012 compensation among base salary, annual cash incentive at target and long-term incentives at target for (a) our President and Chief Executive Officer and (b) for our other named executives who are still with the Company, on average. (The chart below takes account of Mr. Fish's increased base salary and annual cash incentive target post-promotion, but the chart does not include the special promotional equity awards granted mid-year.) These charts reflect the MD&C Committee's 2012 desired total mix of compensation for named executives, which includes approximately 48% of total compensation relating to long-term equity, while long-term equity comprises approximately 71% of Mr. Steiner's total compensation. These charts also reflect that approximately 87% of Mr. Steiner's target total compensation in 2012 was performance-based, while approximately 71% of the target total compensation for 2012 for the other named executives was performance-based. We consider stock options granted under our long-term incentive plan to be performance-based because their value will increase as the market value of our Common Stock increases.


President and Chief Executive Officer
13.3%
15.3%
71.4%
Base Salary
Annual Cash Bonus
Long-Term Equity Incentive Awards
Other Named Executives
(on average, excluding departed executives)
29.3%
22.7%
48%
Base Salary
Annual Cash Bonus
Long-Term Equity Incentive Awards

Internal Pay Equity. The MD&C Committee considers the differentials between compensation of the individual named executive officers, as well as the additional responsibilities of the President and Chief Executive Officer compared to the other executive officers. Internal comparisons are also made between executive officers and their direct reports. The MD&C Committee confirms that the compensation paid to executive officers is reasonable compared to that of their direct reports, while recognizing that an executive's actual total compensation, as a multiple of the total compensation of his or her subordinates, will increase in periods of above-target performance and decrease in times of below-target performance.

Tax and Accounting Matters. Section 162(m) of the Internal Revenue Code of 1985, as amended ("Code Section 162(m)"), denies a compensation deduction for federal income tax purposes for certain compensation in excess of $1 million paid to our President and Chief Executive Officer and our other three highest paid executives who are employed on the last day of our fiscal year. "Performance-based" compensation meeting specified standards is deductible without regard to the $1 million cap. We design our compensation plans to be tax efficient for the Company where possible. However, our MD&C Committee reserves the right to structure the compensation of our executive officers without regard for whether the compensation is fully deductible if, in the MD&C Committee's judgment, it is in the best interests of the Company and stockholders to do so.

The annual bonus plan is designed to comply with the performance-based compensation exemption under Code Section 162(m) by allowing the MD&C Committee to set performance criteria for payments, which may not exceed the predetermined amount of 0.5% of the Company's pre-tax income per participant. Our performance share unit awards are also intended to meet the qualified performance-based compensation exception under Code Section 162(m).

Section 409A of the Internal Revenue Code of 1986, as amended ("Code Section 409A"), generally provides that any deferred compensation arrangement which does not meet specific requirements will result in immediate taxation of any amounts deferred to the extent not subject to a substantial risk of forfeiture. In general, to avoid a Code Section 409A violation, amounts deferred may only be paid out on separation from service, disability, death, a specified time or fixed schedule, a change-in-control or an unforeseen emergency. Furthermore, the election to defer generally must be made in the calendar year prior to performance of services. We intend to structure all of our compensation arrangements, including our Deferral Plan, in a manner that complies with or is exempt from Code Section 409A.

We account for stock-based payments, including stock options and PSUs, in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Stock Compensation. The MD&C Committee takes into consideration the accounting treatment under ASC Topic 718 when determining the form and amount of annual long-term equity incentive awards. However, because our long-term equity incentive awards are based on a target dollar value established prior to grant (described in further detail under "Named Executives' 2012 Compensation Program and Results — Long-Term Equity Incentives"), this "value" will differ from the grant date fair value of awards calculated pursuant to ASC Topic 718.

Risk Assessment. The MD&C Committee uses the structural elements set forth in the Executive Summary earlier to establish compensation that will provide sufficient incentives for named executive officers to drive results while avoiding unnecessary or excessive risk taking that could harm the long-term value of the Company. During 2012, the MD&C Committee reviewed the Company's assessment of risk created by the Company's compensation policies and practices, which was conducted with guidance from the independent compensation consultant. The MD&C Committee concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

Consideration of Stockholder Advisory Vote on Executive Compensation. The MD&C Committee reviews the results of the stockholder advisory vote on executive compensation and considers any implications of such voting results on the Company's compensation programs. In light of the very high percentage of shares present and entitled to vote at the annual meeting voting in favor of the Company's executive compensation the past two years, the results of the stockholder advisory votes have not caused the MD&C Committee to recommend any changes to our compensation practices.

Promotion/Increased Responsibilities of Messrs. Fish, Harris, Wittenbraker and Trevathan. Mr. Fish was promoted to Executive Vice President and Chief Financial Officer following Mr. Preston's decision to resign as principal financial officer of the Company. In connection with this promotion, Mr. Fish's employment agreement was amended to provide for an annual base salary of $500,000 and a target annual cash incentive equal to 85% of his base salary in effect for the year. When establishing the compensation package for the Chief Financial Officer position, the MD&C Committee considered the responsibilities of the position, the compensation level of his predecessor and the competitive analysis prepared when 2012 executive compensation was established. The MD&C Committee also approved an award to Mr. Fish of 4,412 RSUs and 35,461 stock options. The RSUs vest in full three years from the grant date, and the stock options have the same term and vesting provisions as stock options awarded to other named executives in 2012.

In connection with the Company's restructuring discussed in the Executive Summary earlier and the elimination of the Company's former geographic operating Groups, Mr. Harris was promoted to Senior Vice President – Field Operations. Following his promotion, the MD&C Committee approved an award to Mr. Harris of 6,061 RSUs that vest in full three years from the grant date. The MD&C Committee did not otherwise grant Mr. Harris increased compensation in connection with this promotion.

Further, in connection with the restructuring discussed in the Executive Summary earlier and related reduction in corporate staff, Mr. Wittenbraker assumed significant new responsibilities, including oversight of the Safety, Risk Management and Real Estate functions at the Company. Upon consideration of these increased responsibilities, the MD&C Committee approved an award to Mr. Wittenbraker of 6,061 RSUs that vest in full three years from the grant date. The MD&C Committee did not otherwise grant Mr. Wittenbraker increased compensation in connection with his increased responsibilities.

Each of the equity grants made to Messrs. Fish, Harris and Wittenbraker was made in light of the special circumstances and promotion/increased responsibilities following the restructuring, in order to encourage and reward long-term performance, promote retention and increase alignment with stockholders. The MD&C Committee anticipates that grants of RSUs to executives will continue to be made on a limited basis in cases such as significant promotion or increased responsibilities and that RSUs will not be a routine component of executive compensation.

Additionally, in July 2012, Mr. Trevathan was promoted to Executive Vice President and Chief Operating Officer. The Company recognizes the strategic importance of this position and the extensive responsibilities involved; however, because Mr. Trevathan received a promotional equity award and increased compensation package in 2011, the MD&C Committee did not grant Mr. Trevathan increased compensation or a promotional equity award in 2012.

Departure of Ms. Cowan, Mr. Woods and Mr. Preston. Ms. Cowan, former Senior Vice President, Customer Experience, departed the Company effective August 31, 2012. Ms. Cowan was entitled to certain payments, compensation and benefits set forth in her employment agreement; additionally, in connection with the execution of a release and undertaking of certain post-employment covenants, Ms. Cowan was granted a lump sum separation bonus. See "Potential Payments Upon Termination or Change-in-Control" for more information. Ms. Cowan's outstanding PSUs were prorated to the date of Ms. Cowan's departure, with any payout on such PSUs dependant on actual performance at the end of the applicable performance period. Ms. Cowan's stock option awards that were outstanding and exercisable remained exercisable for 90 days following her departure.

Mr. Woods departed the Company in connection with our restructuring discussed earlier and was entitled to certain payments, compensation and benefits set forth in his employment agreement. Additionally, as a participant in the Company's voluntary early retirement program ("VERP") offered in support of the restructuring, Mr. Woods' PSUs granted in 2012 will continue to vest to provide him the benefit of a full year of vesting of such award. As a result, one-third of the PSUs granted to Mr. Woods on March 9, 2012 will vest, with any payout on these PSUs dependant on actual performance at the end of the three-year performance period. All other outstanding PSUs held by Mr. Woods were prorated to the date of Mr. Woods' departure, with any payout on such PSUs dependant on actual performance at the end of the applicable performance period. Because Mr. Woods is retirement eligible under the stock option awards, all outstanding stock options held by Mr. Woods will continue to vest and be exercisable in accordance with the retirement provisions of those awards. Pursuant to the terms of the VERP, Mr. Woods was also entitled to a lump sum separation bonus equal to 50% of his target annual cash bonus, prorated for 2012 to the date of his departure. Additionally, Mr. Woods was entitled to certain continuing benefits under his employment agreement, such as retirement savings, and life and disability insurance; it was not administratively feasible to continue to provide Mr. Woods such benefits, so he received an additional lump sum payment in lieu thereof. See "Potential Payments Upon Termination or Change-in-Control" for more information.

In July 2012, Mr. Preston notified the Company of his decision to depart and pursue chief executive officer opportunities elsewhere. He resigned from his position as principal financial officer effective August 1, 2012, but he remained with the Company until October 15, 2012 to ensure an orderly transition. The Company entered into a Resignation Agreement with Mr. Preston that acknowledged that his departure from the Company was a voluntary termination by Mr. Preston without good reason under his employment agreement. The Resignation Agreement also provided that Mr. Preston is not eligible for any annual cash bonus for calendar year 2012; however, in March 2013, the MD&C Committee approved a separation payment to Mr. Preston in light of the fact that other employees who gave notice of their resignation shortly after Mr. Preston pursuant to the VERP received a partial bonus for 2012, and Mr. Preston did not receive a partial bonus for 2012. The separation payment is equal to 50% of Mr. Preston's target annual cash bonus for 2012, prorated to the date of his departure, and was calculated in the same way that 2012 separation bonus amounts were calculated for participants in the VERP. Mr. Preston forfeited all equity awards that were not vested when his employment terminated.

Named Executives' 2012 Compensation Program and Results

Base Salary

The Company did not grant base salary increases to named executives in 2012 except in the case of Mr. Fish upon his promotion. Management decided the Company would forego base salary increases in 2012 to support the Company's cost saving initiatives. The table below shows 2012 base salary for each of our named executive officers:

Named Executive Officer	2012 Base Salary
Mr. Steiner	$1,127,500
Mr. Trevathan	$ 566,298
Mr. Fish*	$ 500,000
Mr. Harris	$ 536,278
Mr. Wittenbraker	$ 486,173
Mr. Preston	$ 580,000
Mr. Woods	$ 565,710
Ms. Cowan	$ 375,000

* Mr. Fish's 2012 base salary prior to his promotion to Executive Vice President and Chief Financial Officer was $400,000.

Annual Cash Bonus

- *Annual cash bonuses were dependant on the following equally weighted metrics: Income from Operations Margin; Income from Operations, excluding Depreciation and Amortization, less Capital Expenditures, or Cash Flow Metric; and Operating Expense, plus SG&A Expense, as a Percentage of Net Revenue, or Cost Metric.*
- *Messrs. Steiner, Trevathan and Wittenbraker received no annual cash bonus for fiscal year 2012 because Company-wide performance did not meet threshold performance conditions.*
- *Mr. Fish received an annual bonus payment in March 2013 for fiscal year 2012 of 15.41% of target in connection with his prior role as Senior Vice President of the Eastern Group, and Mr. Harris received an annual bonus payment in March 2013 for fiscal year 2012 of 45.85% of target on account of Midwest Group performance.*
- *In connection with separation from the Company, each of Ms. Cowan and Mr. Woods was entitled to a prorated annual cash bonus on the same basis and to the same extent as other executives; because Company-wide and Western Group performance did not meet threshold criteria, neither Ms. Cowan nor Mr. Woods received an annual cash bonus.*
- *Mr. Preston was not entitled to any annual cash bonus following his departure.*

Target annual cash bonuses are a specified percentage of the executives' base salary. The following table shows each named executive's target percentage of base salary for 2012, although as noted above and in more detail below, only Messrs. Fish and Harris received an annual cash bonus for fiscal year 2012. (As discussed on the prior page, each of Ms. Cowan and Messrs. Woods and Preston received a separation payment, calculated in part using the annual cash bonus target percentages below, but such separation payments were fixed amounts not conditioned on Company performance.)

Named Executive Officer	Target Percentage of Base Salary
Mr. Steiner	115
Mr. Trevathan	75
Mr. Fish*	85
Mr. Harris	75
Mr. Wittenbraker	75
Mr. Preston	85
Mr. Woods	75
Ms. Cowan	60

* Prior to his promotion to Executive Vice President and Chief Financial Officer, Mr. Fish's annual cash bonus target was 75% of base salary.

For purposes of 2012 annual cash bonuses for corporate-level employees, including Messrs. Steiner, Trevathan, Wittenbraker and Fish (post-promotion) and Ms. Cowan, performance is measured using the Company's consolidated results of operations. The table below details the Company-wide performance measures set by the MD&C Committee for the corporate-level named executive officers in 2012, as well as 2012 actual results for such performance measures.

	Threshold Performance (60% Payment)	Target Performance (100% Payment)	Maximum Performance (200% Payment)	2012 Actual Performance
Income from Operations Margin	15.6%	16.4%	18.0%	13.56%
Income from Operations excluding Depreciation and Amortization, less Capital Expenditures	$1.9 billion	$1.996 billion	$2.196 billion	$1.638 billion
Operating Expense, plus SG&A Expense, as Percentage of Net Revenue	67%	66%	64%	67.52%

The 2012 annual cash bonus performance measure for field-based executives, including Messrs. Fish, Harris and Woods were based on (i) the Company's consolidated results of operations for measuring income from operations margin and (ii) their respective field-based results of operations for the Cash Flow Metric and the Cost Metric. (With respect to Mr. Fish, his performance calculation was prorated to take account of field-based results for the period of 2012 before he was promoted to his current corporate-level position.) We believe using field-based results is appropriate in some cases because it ties our field-based named executive officers' compensation directly to the success or failure of operations that receive their primary attention. The following table sets forth the field-based performance metrics as set by the MD&C Committee for the respective former Groups of Messrs. Fish, Harris, and Woods, as well as results for such performance measures.

	Threshold Performance (60% Payment)	Target Performance (100% Payment)	Maximum Performance (200% Payment)	2012 Actual Performance*
		(Dollars in millions)		
Income from Operations excluding Depreciation and Amortization, less Capital Expenditures				
Eastern Group (Mr. Fish)	$ 648	$ 681	$ 749	$ 676
Midwest Group (Mr. Harris)	$ 769	$ 808	$ 888	$ 777
Western Group (Mr. Woods)	$ 623	$ 655	$ 721	$ 607
Operating Expense, plus SG&A Expense, as Percentage of Net Revenue)				
Eastern Group (Mr. Fish)	54.98%	54.16%	52.52%	56.18%
Midwest Group (Mr. Harris)	58.14%	57.27%	55.53%	58.03%
Western Group (Mr. Woods)	60.43%	59.53%	57.73%	61.75%

* Actual results set forth in the table are adjusted as described below.

As reflected in the tables above, actual performance on the Cash Flow Metric is the only area of performance for which the Eastern Group exceeded threshold criteria. The Eastern Group's performance on the Cash Flow Metric was 99.27% of target; when averaged with the other two equally weighted performance metrics, which earned no payout, the Eastern Group earned an annual cash bonus that was 31.09% of target for 2012. In the case of Mr. Fish, payout was prorated for the portion of the year prior to his promotion; as a result, Mr. Fish received an annual cash bonus of $54,418 for fiscal year 2012, or 15.41% of target, that was paid in early 2013.

Also as reflected in the tables above, the Midwest Group exceeded threshold criteria on the Cash Flow Metric and the Cost Metric, which earned payouts of 68.81% and 68.75%, respectively. When averaged with the third equally weighted performance metric, which earned no payout, the Midwest Group, including Mr. Harris, earned an annual cash bonus that was 45.85% of target for 2012. Accordingly, Mr. Harris received an annual cash bonus of $184,913 for fiscal year 2012 that was paid in early 2013.

In determining actual performance achieved for the annual incentive plan's financial performance goals, the MD&C Committee has discretion to make adjustments to the calculations for unusual or otherwise non-operational matters that it believes do not accurately reflect results of operations expected from management for bonus purposes. In 2012, such adjustments would not have impacted the payout based on corporate-level metrics; therefore, actual performance on the corporate-level metrics set forth in the table above is not adjusted. However, the calculation of field-based performance on the Cash Flow Metric was adjusted to exclude the effects of (i) restructuring undertaken as part of our cost savings programs; (ii) certain asset impairments and related charges; (iii) charges related to integration of the acquired Oakleaf business; (iv) a credit for CNG/LNG fuel; and (v) labor disruption costs. The calculation of field-based performance on the Cost Metric was adjusted to exclude the effects of labor disruption and CNG/LNG fuel costs. Adjustments are not made to forgive poor performance, and the MD&C Committee considers both positive and negative adjustments to results. Adjustments are made to ensure that rewards are aligned with the right business decisions and are not influenced by potential short-term gain or impact on bonuses.

The MD&C Committee develops financial performance measures intended to drive behaviors to create performance and results, in particular focusing on generating profitable revenue, cost cutting and cost control, and making the best use of our assets. The MD&C Committee added two new performance measures to the annual incentive plan in 2012 designed to increase our focus on controlling costs and disciplined capital spending. When setting threshold, target and maximum performance measures each year, the MD&C Committee looks to the Company's historical results of operations and analyses and forecasts for the coming year. Specifically, the MD&C Committee considers expected revenue based on analyses of pricing and volume trends, as affected by operational and general economic factors; expected wage, maintenance, fuel and other operational costs; and expected selling and administrative costs. However, the Company's performance on the financial measures selected did not meet expectations, due in part to notable declines in commodity prices that were not anticipated. Although the Company and the MD&C Committee is disappointed that threshold performance criteria was not met for the annual cash incentive plan, the MD&C Committee believes these financial performance measures support and align with the strategy of the Company and are appropriate indicators of our progress toward the Company's goals.

Long-Term Equity Incentives — Our equity awards are designed to hold individuals accountable for long-term decisions by rewarding the success of those decisions. The MD&C Committee continuously evaluates the components of its programs. In determining which forms of equity compensation are appropriate, the MD&C Committee considers whether the awards granted are achieving their purpose; the competitive market; and accounting, tax or other regulatory issues, among others. In determining the appropriate awards for the named executives' 2012 annual long-term incentive grant, the MD&C Committee decided to grant both PSUs and stock options. Payout on 50% of each named executives' PSUs granted in 2012 are dependant on ROIC, to increase focus on improved asset utilization, and payout on the remaining 50% of PSUs granted in 2012 are dependant on total shareholder return relative to the S&P 500. Meanwhile, stock options encourage focus on increasing the market value of our stock. In 2012, the MD&C Committee adjusted the weighting of PSUs and stock options in our long-term incentive plan awards to 80% PSUs and 20% stock options. Before determining the actual number of PSUs and stock options that were granted to each of the named executives in 2012, the MD&C Committee established a target dollar amount value for each individual's annual total long-term equity incentive award. The values chosen were based primarily on the comparison information for the competitive market, including an analysis of the named executives' responsibility for meeting the Company's strategic objectives. Target dollar amounts for equity incentive awards may vary from grant date fair values calculated for accounting purposes.

Named Executive Officer	Dollar Values of Annual Long-Term Equity Incentives Set by the Committee (at Target)
Mr. Steiner	$6,063,000
Mr. Trevathan	$1,078,500
Mr. Fish	$ 867,000
Mr. Harris	$ 867,000
Mr. Wittenbraker	$ 600,636
Mr. Preston	$1,157,360
Mr. Woods	$ 867,000
Ms. Cowan	$ 421,060

Performance Share Units

- *Named executives were granted new PSUs with a three-year performance period ending December 31, 2014.*
- *Payout on 50% of each named executives' PSUs granted in 2012 are dependant on ROIC, and payout on the remaining 50% of PSUs granted in 2012 are dependant on total shareholder return relative to the S&P 500.*
- *Named executive officers earned 62.94% payout on the PSUs that were granted in 2010 with the three-year performance period ended December 31, 2012; based on actual performance against an ROIC target described further below.*

Performance share units are granted to our named executive officers annually to align compensation with the achievement of our long-term financial goals and to build stock ownership. Performance share units provide an immediate retention value to the Company because there is unvested potential value at the date of grant. The number of PSUs granted to our named executive officers corresponds to an equal number of shares of Common Stock. At the end of the three-year performance period for each grant, the Company will deliver a number of shares ranging from 0% to 200% of the initial number of units granted, depending on the Company's three-year performance against pre-established targets.

The MD&C Committee determined the number of PSUs that were granted to each of the named executives in 2012 by taking the targeted dollar amounts established for total long-term equity incentives (set forth in the table above) and multiplying by 80%. Those values were then divided by the average of the high and low price of our Common Stock over the 30 trading days preceding the MD&C Committee meeting at which the grants were approved to determine the target number of PSUs granted. The number of PSUs granted are shown in the table below:

Named Executive Officer	Number of Performance Share Units
Mr. Steiner	138,583
Mr. Trevathan	24,651
Mr. Fish	19,817
Mr. Harris	19,817
Mr. Wittenbraker	13,729
Mr. Preston*	26,454
Mr. Woods**	19,817
Ms. Cowan***	9,624

* Pursuant to his Resignation Agreement, Mr. Preston forfeited these unvested PSUs upon his departure.

** Pursuant to the VERP, Mr. Woods' PSUs granted in 2012 will continue to vest to provide him the benefit of a full year of vesting of such award. As a result, one-third of the PSUs granted to Mr. Woods in 2012 will vest, with any payout on these PSUs dependant on actual performance at the end of the three-year performance period.

*** Payout on PSUs granted to Ms. Cowan will be based on actual performance for the three-year performance period and will be prorated for length of service before departure.

Half of each named executive's PSUs included in the table set forth above are subject to an ROIC performance measure. ROIC is an indicator of our ability to generate returns for our stockholders. We believe that using a three-year average of ROIC incentivizes our named executive officers to ensure the strategic direction of the Company is being followed and forces them to balance the short-term incentives awarded for growth with the long-term incentives awarded for value generated. ROIC in our plan is defined generally as net operating profit after taxes divided by capital. Capital is comprised of long-term debt, noncontrolling interests and stockholders' equity, less cash. The table below shows the required achievement of the ROIC performance measure and the corresponding potential payouts under our PSUs granted in 2012:

	Threshold		Target		Maximum	
	Performance	Payout	Performance	Payout	Performance	Payout
ROIC	15.0%	60%	16.3%	100%	18.2%	200%

The remaining half of each named executive's PSUs are subject to total shareholder return relative to the S&P 500. The measure directly correlates executive compensation with creation of shareholder value. Total shareholder return is calculated as follows: (Common Stock price at end of performance period – Common Stock price at beginning of performance period + dividends during performance period) / Common Stock price at beginning of performance period. The table below shows the required achievement of the total shareholder return performance measure and the corresponding potential payouts under our PSUs granted in 2012:

Total Shareholder Return Relative to the S&P 500	
Performance	Payout
Top Quartile	150 – 200%
Second Quartile	100 – 150%
Median	100%
Third Quartile	50 – 100%
Bottom Quartile	0%

The threshold, target and maximum measures are determined based on an analysis of historical performance and current projections and trends. If actual performance falls between target and either threshold or maximum levels, then the number of PSUs earned will be interpolated between the target performance amount and either the threshold or maximum performance amount, as applicable. The MD&C Committee uses this analysis and modeling of different scenarios related to items that affect the Company's performance such as yield, volumes and capital to set the performance measures. As with the consideration of targets for the annual bonus, the MD&C Committee carefully considered several material factors affecting the Company for 2012 and beyond, including the continued impact of the recessionary economy and the Company's transformational strategy and economic indicators for future periods.

The table below shows the performance measures and the corresponding payouts for the additional PSUs that have been granted since 2009:

	ROIC				
	Threshold	Target	Maximum	Actual*	Award Earned
2009 PSUs for period ended 12/31/11	15.6%	17.3%	20.8%	16.7%	Units earned an 86.99% payout in shares of Common Stock issued in February 2012
2010 PSUs for period ended 12/31/12	15.8%	17.6%	21.1%	16.0%	Units earned a 62.94% payout in shares of Common Stock issued in February 2013
2011 PSUs for period ended 12/31/13	15.1%	17.8%	21.4%	—	Pending completion of performance period

* Actual results set forth in the table are adjusted as described in the following paragraph.

The MD&C Committee has discretion to make adjustments to the ROIC calculation for unusual or otherwise non-operational matters that it believes do not accurately reflect results of operations expected from management for bonus purposes. In February 2013, the MD&C Committee approved adjustments to the calculation of results under the 2010 awards that had a performance period ended December 31, 2012. Net operating profit after taxes used in the calculation of results was adjusted to 1) include the effects of impairment charges resulting from the abandonment of licensed software and a cash litigation settlement received in connection with litigation pertaining to such software; and 2) exclude the effects of: (i) revisions of estimates associated with remedial liabilities and adjustment of legal reserves; (ii) changes in ten-year Treasury rates, which are used to discount remediation reserves; (iii) withdrawal from underfunded multiemployer pension plans and labor disruption costs; (iv) charges related to the acquisition and integration of the acquired Oakleaf business; and (v) benefits from investments in low-income housing and a refined coal facility on tax rates. Capital used in the calculation of results was adjusted to exclude the impact of: (i) investments in low-income housing and a refined coal facility; (ii) the purchase price for Oakleaf, less goodwill and (iii) certain investments by our Wheelabrator subsidiary. Additionally, stockholders' equity used in the calculation of capital excludes the impact of prior year tax audit settlements.

Adjustments are made to ensure that rewards are aligned with the right business decisions and are not influenced by potential short-term gain or impact on bonuses. Without taking account of the adjustments mentioned above, performance for the PSUs with the performance period ended December 31, 2012 would have fallen below threshold. The MD&C Committee considers both positive and negative adjustments, and the MD&C Committee strives to ensure that it takes a consistent approach to adjustments so that the nature of acceptable adjustments is very similar from year-to-year. Adjusting for certain items, like those discussed above, avoids creating disincentives for individuals to take actions that are for the longer-term good of the Company in order to meet short-term goals.

Stock Options — The MD&C Committee believes use of stock options is appropriate to support the growth element of the Company's strategy. The grant of options made to the named executive officers in the first quarter of 2012 in connection with the annual grant of long-term equity awards was based on the targeted dollar amounts established for total long-term equity incentives (set forth in the table above) and multiplied by 20%. The actual number of stock options granted was determined by assigning a value to the options using an option pricing model, and dividing the dollar value of target compensation by the value of an option. The resulting number of stock options are shown in the table below:

Named Executive Officer	Number of Options
Mr. Steiner	218,881
Mr. Trevathan	38,935
Mr. Fish*	31,300
Mr. Harris	31,300
Mr. Wittenbraker	21,684
Mr. Preston	41,782
Mr. Woods	31,300
Ms. Cowan	15,201

* In addition to the stock options granted to Mr. Fish in the first quarter of 2012 as part of his annual incentive award and set forth above, he received an additional 35,461 stock options upon his promotion in August 2012.

The stock options will vest in 25% increments on the first two anniversaries of the date of grant and the remaining 50% will vest on the third anniversary. The exercise price of the options is the average of the high and low market price of our Common Stock on the date of grant, and the options have a term of 10 years. See the Grant of Plan-Based Awards in 2012 table below for specific exercise prices. We account for our employee stock options under the fair value method of accounting using a Black-Scholes methodology to measure stock option expense at the date of grant. The fair value of the stock options at the date of grant is generally amortized to expense over the vesting period. However, we recognize all of the associated compensation expense for options awarded to retirement-eligible employees on the date of grant, because such individuals are not subject to a service vesting condition.

Restricted Stock Units — Restricted stock units are not routinely a component of our compensation program for named executives. However, the MD&C Committee used RSUs to make special grants during 2012 to

Messrs. Fish, Harris and Wittenbraker following the promotions and increased responsibilities discussed earlier to encourage and reward long-term performance, promote retention and increase these named executives' alignment with stockholders. During 2012, Mr. Fish received a grant of 4,412 RSUs, Mr. Harris received a grant of 6,061 RSUs, and Mr. Wittenbraker received a grant of 6,061 RSUs.

RSUs provide award recipients with dividend equivalents during the vesting period, but the RSUs may not be voted or sold until time-based vesting restrictions have lapsed. RSUs provide for three-year cliff vesting. Unvested RSUs are subject to forfeiture in the event of voluntary or for-cause termination. RSUs are subject to pro-rata vesting upon an employee's retirement or involuntary termination other than for cause and become immediately vested in the event of an employee's death or disability.

Other Compensation Policies and Practices

Stock Ownership Requirements — All of our named executive officers are subject to stock ownership guidelines. We instituted stock ownership guidelines because we believe that ownership of Company stock demonstrates a commitment to, and confidence in, the Company's long-term prospects and further aligns employees' interests with those of our stockholders. We believe that the requirement that these individuals maintain a portion of their individual wealth in the form of Company stock deters actions that would not benefit stockholders generally. Although there is no deadline set for executives to reach their ownership requirements, the guidelines contain a holding requirement. Until the individual's ownership requirement is achieved, Senior Vice Presidents and above are required to retain 100% of all net shares acquired through the Company's long-term incentive plans and Vice Presidents are required to retain at least 50% of such net shares. The requisite stock ownership level must thereafter be retained throughout the officer's employment with the Company. Additionally, the stock ownership guidelines generally require Senior Vice Presidents and above to hold all of their net shares and Vice Presidents to hold 50% of their net shares for at least one year after such shares are acquired, even if required ownership levels have already been achieved. Our MD&C Committee believes these holding periods discourage these individuals from taking actions in an effort to gain from short-term or otherwise fleeting increases in the market value of our stock.

The MD&C Committee regularly reviews its ownership guidelines to ensure that the appropriate share ownership requirements are in place. Guidelines were last revised in November 2012, when the ownership requirement for our Chief Executive Officer was increased from 165,000 shares to 225,500 shares, which is approximately six times base salary. The stock ownership guidelines vary depending on the individual's title and are expressed as a fixed number of shares. Shares owned outright, deferred stock units, stock equivalents based on holdings in the Company's 401(k) Plan and phantom stock held in the Deferral Plan count toward meeting the targeted ownership requirements. Restricted stock shares, RSUs and PSUs, if any, do not count toward meeting the requirement until they are vested or earned. The following table outlines the ownership requirements and attainment of those requirements for the named executive officers currently serving:

Named Executive Officer	Ownership Requirement (number of shares)	Attainment as of March 13, 2013
Mr. Steiner*	225,500	149%
Mr. Trevathan	87,350	194%
Mr. Fish	48,000	24%
Mr. Harris	48,000	98%
Mr. Wittenbraker	25,575	277%

* The table above does not include 343,294 shares held in the name of Steiner Family Holdings, LLC that are pledged as security for a loan. Since such pledge was made, the Company has adopted a policy prohibiting future pledges of Company securities by executive officers without board-level approval and requiring that such pledged shares are not required to meet the executive's ownership requirement under the ownership guidelines.

The MD&C Committee also establishes ownership guidelines for the independent directors and performs regular reviews to ensure all independent directors are in compliance. As discussed in more detail under "Director and Officer Stock Ownership," all independent directors are in compliance with the ownership guidelines.

Policy Limiting Severance Benefits — The MD&C Committee has approved an Executive Officer Severance Policy that generally provides that the Company may not enter into new severance arrangements with its executive officers, as defined in the federal securities laws, that provide for benefits, less the value of vested equity awards and benefits provided to employees generally, in an amount that exceeds 2.99 times the executive officer's then current base salary and target bonus, unless such future severance arrangement receives stockholder approval. The policy applies to all of our named executive officers.

Policy Limiting Death Benefits and Gross-up Payments — The Company has adopted a "Policy Limiting Certain Compensation Practices," which generally provides that the Company will not enter into new compensation arrangements that would obligate the Company to pay a death benefit or gross-up payment to an executive officer unless such arrangement receives stockholder approval. The policy is subject to certain exceptions, including benefits generally available to management-level employees and any payment in reasonable settlement of a legal claim. Additionally, "Death Benefits" under the policy does not include deferred compensation, retirement benefits or accelerated vesting or continuation of equity-based awards pursuant to generally-applicable equity award plan provisions.

Insider Trading — The Company maintains an insider trading policy that prohibits executive officers from engaging in most transactions involving the Company's Common Stock during periods, determined by the Company, that those executives are most likely to be aware of material, non-public information. Executive officers must clear all of their transactions in our Common Stock with the Company's General Counsel's office to protect against transactions in our securities during a time when executives have material, non-public information. Additionally, it is our policy that executive officers are not permitted to hedge their ownership of Company securities, including trading in options, warrants, puts and calls or similar derivative instruments on any security of the Company or selling any security of the Company "short." Further, as noted above, the Company has adopted a policy prohibiting future pledges of Company securities by executive officers without board-level approval and requiring that such pledged shares are not required to meet the executive's ownership requirement under the ownership guidelines.

Executive Compensation

We are required to present compensation information in the tabular format prescribed by the SEC. This format, including the tables' column headings, may be different from the way we describe or consider elements and components of compensation internally. The Compensation Discussion and Analysis contains a discussion that should be read in conjunction with these tables to gain a complete understanding of our executive compensation philosophy, programs and decisions.

Information pertaining to Mr. Preston, our former Executive Vice President, Finance, Recycling and Energy Services, Ms. Cowan, our former Senior Vice President, Customer Experience, and Mr. Woods, our former Senior Vice President, Western Group, is included in the following tables in accordance with SEC rules, although their employment ended with the Company in October 2012, August 2012 and November 2012, respectively.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
David P. Steiner	2012	1,127,500	—	5,266,497	1,039,685	—	228,456	7,662,138
President and Chief Executive	2011	1,120,625	—	1,497,180	3,453,331	1,095,356	269,921	7,436,413
Officer	2010	1,073,077	—	2,331,306	1,943,017	1,407,514	206,509	6,961,423
James E. Trevathan, Jr.	2012	566,298	—	936,797	184,941	—	12,550	1,700,586
Executive Vice President and Chief	2011	566,298	—	279,966	1,518,777	360,845	12,325	2,738,211
Operating Officer	2010	566,298	—	363,835	303,227	487,875	12,325	1,733,560
James C. Fish, Jr.	2012	439,616	—	907,269	308,250	54,418	99,656	1,809,209
Executive Vice President and Chief Financial Officer								
Jeff M. Harris	2012	536,278	—	949,014	148,675	184,913	45,135	1,864,015
Senior Vice President — Field	2011	536,278	—	279,966	645,777	439,373	57,371	1,958,765
Operations	2010	536,278	—	363,835	303,227	711,265	42,553	1,957,158
Rick L Wittenbraker	2012	486,173	—	717,655	102,999	—	36,934	1,343,761
Senior Vice President, General Counsel and Chief Compliance Officer								
Steven C. Preston(5)	2012	481,846	—	1,005,318	198,465	—	5,780	1,691,409
Former Executive Vice President, Finance, Recycling and Energy Services	2011	214,885	510,000	—	913,691	—	—	1,638,576
Duane C. Woods(6)	2012	533,072	—	753,092	148,675	—	1,136,920	2,571,759
Former Senior Vice President —	2011	565,710	—	279,966	645,777	360,470	12,322	1,864,245
Western Group	2010	565,710	—	363,835	303,227	439,860	12,322	1,684,954
Grace M. Cowan (7)	2012	259,615	—	365,736	72,205	—	1,878,189	2,575,745
Former Senior Vice President, Customer Experience								

(1) Amounts in this column represent the grant date fair value of stock awards, which includes performance share units granted to the named executives in 2010, 2011 and 2012 and restricted stock units granted to Messrs. Fish, Harris and Wittenbraker in 2012. Restricted stock units comprised the following stock award values: $154,177 to Mr. Fish, $195,922 to Mr. Harris, and $195,922 to Mr. Wittenbraker. The grant date fair values are calculated in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 718, using the average of the high and low market price of our Common Stock on the date of grant.

For purposes of calculating the grant date fair value of performance share awards, we have assumed that the Company will achieve target performance levels. The table below shows the aggregate grant date fair value of performance share units if we had assumed that the Company will achieve the highest level of performance criteria and maximum payouts will be earned.

	Year	Aggregate Grant Date Fair Value of Award Assuming Highest Level of Performance Achieved ($)
Mr. Steiner	2012	10,532,994
	2011	2,994,360
	2010	4,662,612
Mr. Trevathan	2012	1,873,594
	2011	559,932
	2010	727,670
Mr. Fish	2012	1,506,184
Mr. Harris	2012	1,506,184
	2011	559,932
	2010	727,670
Mr. Wittenbraker	2012	1,043,466
Mr. Preston	2012	2,010,636
	2011	—
Mr. Woods	2012	1,506,184
	2011	559,932
	2010	727,670
Ms. Cowan	2012	731,472

(2) Amounts in this column represent the grant date fair value of stock options granted in 2010, 2011 and 2012, in accordance with ASC Topic 718. The grant date fair value of the options was estimated using the Black-Scholes option pricing model. The assumptions made in determining the grant date fair values of options are disclosed in Note 16 in the Notes to the Consolidated Financial Statements in our 2012 Annual Report on Form 10-K.

(3) Amounts in this column represent cash bonuses earned and paid based on the achievement of performance goals pursuant to our Annual Incentive Plan.

(4) The amounts included in "All Other Compensation" for 2012 are shown below (in dollars):

	Personal Use of Company Aircraft (a)	401(k) Matching Contributions	Deferral Plan Matching Contributions	Life Insurance Premiums	Relocation (b)	Severance (c)
Mr. Steiner	125,842	11,250	88,779	2,585	—	—
Mr. Trevathan	—	11,250	—	1,300	—	—
Mr. Fish	44,933	11,250	17,750	917	24,806	—
Mr. Harris	—	11,250	32,654	1,231	—	—
Mr. Wittenbraker	—	11,250	24,568	1,116	—	—
Mr. Preston	—	—	—	974	4,806	—
Mr. Woods	—	11,250	—	1,297	—	1,124,373
Ms. Cowan	—	11,250	—	645	16,294	1,850,000

(a) Mr. Steiner is required by us to use the Company aircraft for all travel, whether for personal or business purposes, whenever reasonably possible. Following his promotion to Executive Vice President and Chief Financial Officer, Mr. Fish was permitted limited personal use of the Company's aircraft to facilitate travel to and from the Company's headquarters in Houston and his home in Pittsburgh, where he formerly led the Company's Eastern Group. We calculated these amounts based on the incremental cost to us, which includes fuel, crew travel expenses, on-board catering, landing fees, trip related hangar/parking costs and other variable costs. We own or operate our aircraft primarily for business use; therefore, we do not include the fixed costs associated with the ownership or operation such as pilots' salaries, purchase costs and non-trip related maintenance.

(b) The Company provided Mr. Fish with temporary rental housing in Houston following his promotion. The Company also provided certain additional relocation assistance to Messrs. Fish and Preston and Ms. Cowan during 2012. The Company believes these are appropriate business expenditures that benefited the Company, while recognizing these benefits are likely considered perquisites by the SEC.

(c) Information concerning Ms. Cowan's and Mr. Woods' severance payments can be found under the heading "Payments upon Departure of Messrs. Preston and Woods and Ms. Cowan" on page 56.

(5) Upon Mr. Preston's resignation from the Company on October 15, 2012, the performance share units and stock options that were granted to him in March 2012 were cancelled. He had three months from the date of his resignation to exercise the vested portion of his stock option award granted October 4, 2011; the unvested portion of the stock option award was cancelled upon his resignation.

(6) Upon Mr. Woods' departure from the Company on November 30, 2012, the performance share units granted to him in March 2012 were prorated to December 31, 2012 and the performance share units granted in March 2010 and March 2011 were prorated to November 30, 2012. Any payout on such prorated performance share units is dependant on actual performance at the end of the applicable performance period. Because Mr. Woods was retirement eligible under his stock option awards at the time of his departure, all outstanding stock options held by Mr. Woods will continue to vest and be exercisable for three years from the date of his departure.

(7) Upon Ms. Cowan's departure from the Company on August 31, 2012, the performance share units that were granted to her in March 2012 and March 2011 were prorated to August 31, 2012, with any payout on such prorated performance share units dependant on actual performance at the end of the applicable performance period. She had three months from her date of departure to exercise the vested portion of her stock option award granted in 2011. The stock option award granted to Ms. Cowan in March 2012 and the unvested portion of the stock option award granted to her in March 2011 cancelled at the time of her departure.

Grants of Plan-Based Awards in 2012

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All other Stock Awards: Number of Shares of Stock or Units (#)(3)(4)	All other Option Awards: Number of Securities Underlying Options (#)(4)(5)	Exercise or Base Price of Option Awards ($/sh)(6)	Closing Market Price on Date of Grant ($)	Grant Date Fair Value of Stock and Option Awards ($)(7)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
David P. Steiner		777,967	1,296,612	2,593,224								
	03/09/12				83,150	138,583	277,166					5,266,497
	03/09/12								218,881	34.935	34.90	1,039,685
James E. Trevathan, Jr. ...		254,831	424,719	849,438								
	03/09/12				14,791	24,651	49,302					936,797
	03/09/12								38,935	34.935	34.90	184,941
James C. Fish, Jr.		211,231	352,051	704,102								
	03/09/12				11,890	19,817	39,634					753,092
	03/09/12								31,300	34.935	34.90	148,675
	08/07/12								35,461	34.945	34.96	159,575
	08/07/12							4,412				154,177
Jeff M. Harris		241,323	402,205	804,410								
	03/09/12				11,890	19,817	39,634					753,092
	03/09/12								31,300	34.935	34.90	148,675
	11/06/12							6,061				195,922
Rick L Wittenbraker.		218,776	364,626	729,252								
	03/09/12				8,237	13,729	27,458					521,733
	03/09/12								21,684	34.935	34.90	102,999
	11/06/12							6,061				195,922
Steven C. Preston (8)		295,797	492,995	985,990								
	03/09/12				15,872	26,454	52,908					1,005,318
	03/09/12								41,782	34.935	34.90	198,465
Duane C. Woods (9)		254,567	424,278	848,556								
	03/09/12				11,890	19,817	39,634					753,092
	03/09/12								31,300	34.935	34.90	148,675
Grace M. Cowan (10)		157,498	262,497	524,994								
	03/09/12				5,774	9,624	19,248					365,736
	03/09/12								15,201	34.935	34.90	72,205

(1) As shown in the Summary Compensation Table under "Non-Equity Incentive Plan Compensation," Messrs. Fish and Harris were the only named executive officers to receive a payout in 2012 under the Annual Incentive Plan. The named executives' target and maximum bonuses are a percentage of base salary, generally provided for in their employment agreements. The threshold levels represent the bonus amounts that would have been payable if the minimum performance requirements were met for each performance measure. The range of possible payouts for Mr. Fish reflects that his target bonus percentage was increased upon his promotion. The range of possible payouts for Mr. Woods and Ms. Cowan set forth above were subsequently prorated in connection with their departure from the Company. Please see "Compensation Discussion and Analysis — Named Executive's 2012 Compensation Program and Results — Annual Cash Bonus" for additional information about these awards, including performance criteria.

(2) Represents the number of shares of Common Stock potentially issuable based on the achievement of performance criteria under performance share unit awards granted under our 2009 Stock Incentive Plan. Please see "Compensation Discussion and Analysis — Named Executive's 2012 Compensation Program and Results — Long-Term Equity Incentives — Performance Share Units" for additional information about these awards, including performance criteria. The performance period for these awards ends December 31, 2014. Performance share units earn dividend equivalents, which are paid out based on the number of shares actually earned, if any, at the end of the performance period.

(3) Represents the number of shares of Common Stock potentially issuable upon the vesting of restricted stock units granted under our 2009 Stock Incentive Plan to Messrs. Fish, Harris and Wittenbraker following the promotions and increased responsibilities discussed in our "Compensation Discussion and Analysis." The restricted stock units will vest in full on the third anniversary of the date of grant.

(4) Although we consider all of our equity awards to be a form of incentive compensation because their value will increase as the market value of our Common Stock increases, only awards with performance criteria are considered "equity incentive plan awards" for SEC disclosure purposes. As a result, restricted stock units and option awards are not included as "Equity Incentive Plan Awards" in the table above or the Outstanding Equity Awards at December 31, 2012 table.

(5) Represents the number of shares of Common Stock potentially issuable upon the exercise of options granted under our 2009 Stock Incentive Plan. Please see "Compensation Discussion and Analysis — Named Executive's 2012 Compensation Program and Results — Long-Term Equity Incentives — Stock Options" for additional information about these awards. The stock options will vest in 25% increments on the first two anniversaries of the date of grant and the remaining 50% will vest on the third anniversary.

(6) The exercise price represents the average of the high and low market price on the date of the grant, in accordance with our 2009 Stock Incentive Plan.

(7) These amounts represent grant date fair value of the awards as calculated under ASC Topic 718. Please see footnotes (1) and (2) to the Summary Compensation Table for additional information.

(8) Upon Mr. Preston's resignation from the Company on October 15, 2012, he forfeited any cash bonus for 2012 under the Annual Incentive Plan. Please see footnote (5) to the Summary Compensation Table for additional information regarding treatment of Mr. Preston's equity awards upon his departure.

(9) Upon Mr. Woods' departure from the Company on November 30, 2012, he was entitled to receive a prorated bonus under the Annual Incentive Plan, based on actual Company performance and his length of service in 2012; however, no payout was earned for 2012 under the Annual Incentive Plan. Please see footnote (6) to the Summary Compensation Table for additional information regarding treatment of Mr. Woods' equity awards upon his departure.

(10) Upon Ms. Cowan's departure from the Company on August 31, 2012, she was entitled to receive a prorated bonus under the Annual Incentive Plan, based on actual Company performance and her length of service in 2012; however, no payout was earned for 2012 under the Annual Incentive Plan. Please see footnote (7) to the Summary Compensation Table for additional information regarding treatment of Ms. Cowan's equity awards upon her departure.

Outstanding Equity Awards at December 31, 2012

	Option Awards				Stock Awards (1)			
	Number of Securities Underlying Unexercised Options Exercisable (#)(2)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(10)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(11)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
David. P. Steiner	—	218,881(3)	34.935	03/09/2022	—	—	178,846	6,034,264
	145,833	437,500(4)	37.185	03/09/2021	—	—	—	—
	165,504	165,504(5)	33.49	03/09/2020	—	—	—	—
	90,000	—	29.24	03/04/2014	—	—	—	—
	335,000	—	21.08	04/03/2013	—	—	—	—
	—	24,922(6)	38.205	03/06/2013	—	—	—	—
	56,593	—	19.61	03/06/2013	—	—	—	—
James E. Trevathan, Jr.	—	38,935(3)	34.935	03/09/2022	—	—	32,180	1,085,753
	37,500	112,500(7)	37.585	07/05/2021	—	—	—	—
	27,270	81,814(4)	37.185	03/09/2021	—	—	—	—
	25,828	25,829(5)	33.49	03/09/2020	—	—	—	—
	20,000	—	29.23	07/19/2014	—	—	—	—
	50,000	—	29.24	03/04/2014	—	—	—	—
	120,000	—	19.61	03/06/2013	—	—	—	—
James C. Fish, Jr.	—	35,461(8)	34.945	08/07/2022	4,412	148,861	21,420	722,711
	—	31,300(3)	34.935	03/09/2022	—	—	—	—
	11,658	34,974(7)	37.585	07/05/2021	—	—	—	—
	5,807	17,423(4)	37.185	03/09/2021	—	—	—	—
	7,316	7,316(5)	33.49	03/09/2020	—	—	—	—
Jeff M. Harris	—	31,300(3)	34.935	03/09/2022	6,061	204,498	27,346	922,654
	27,270	81,814(4)	37.185	03/09/2021	—	—	—	—
	25,828	25,829(5)	33.49	03/09/2020	—	—	—	—
Rick L Wittenbraker	—	21,684(3)	34.935	03/09/2022	7,061	238,238	18,944	639,171
	18,889	56,669(4)	37.185	03/09/2021	—	—	—	—
	2,376	2,379(9)	34.36	05/04/2020	—	—	—	—
	19,110	19,113(5)	33.49	03/09/2020	—	—	—	—
	35,000	—	29.24	03/04/2014	—	—	—	—
	—	30,396(6)	39.07	11/10/2013	—	—	—	—
	—	7,815(6)	38.425	11/10/2013	—	—	—	—
	43,694	—	26.39	11/10/2013	—	—	—	—
Steven C. Preston	—	—	—	—	—	—	—	—
Duane C. Woods	—	31,300(3)	34.935	11/30/2015	—	—	11,415	385,142
	27,270	81,814(4)	37.185	11/30/2015	—	—	—	—
	25,828	25,829(5)	33.49	11/30/2015	—	—	—	—
Grace M. Cowan	—	—	—	—	—	—	4,173	140,797

(1) Values are based on the closing price of the Company's Common Stock on December 31, 2012 of $33.74.

(2) Represents vested stock options granted (i) on March 9, 2010 and March 9, 2011 pursuant to our 2009 Stock Incentive Plan and (ii) prior to 2005 pursuant to our 2000 Stock Incentive Plan or 2004 Stock Incentive Plan (collectively, the "Prior Plans"). All of the Prior Plans have terminated, and no new awards are being granted pursuant to such plans.

(3) Represents stock options granted on March 9, 2012 that vest 25% on the first and second anniversary of the date of grant and 50% on the third anniversary of the date of grant.

(4) Represents stock options granted on March 9, 2011 that vested 25% on the first anniversary of the date of grant. An additional 25% will vest on the second anniversary of the date of grant and 50% will vest on the third anniversary of the date of grant.

(5) Represents stock options granted on March 9, 2010 that vested 25% on the first and second anniversary of the date of grant. The remaining 50% will vest on the third anniversary of the date of grant.

(6) Represents reload stock options that become exercisable once the market value of our Common Stock has increased by 25% over the options' exercise price

(7) Represents stock options granted July 5, 2011 that vested 25% on the first anniversary of the date of grant. An additional 25% will vest on the second anniversary of the date of grant and 50% will vest on the third anniversary of the date of grant.

(8) Represents stock options granted August 7, 2012 that vest 25% on the first and second anniversary of the date of grant and 50% on the third anniversary of the date of grant.

(9) Represents stock options granted May 4, 2010 that vested 25% on the first and second anniversary of the date of grant. The remaining 50% will vest on the third anniversary of the date of grant.

(10) Represents restricted stock units granted in 2010 and 2012 in connection with the promotions and increased responsibilities discussed in our "Compensation Discussion and Analysis." The restricted stock units vest in full on the third anniversary of the date of grant.

(11) Includes performance share units with three-year performance periods. We have assumed target performance criteria and target payout will be achieved for performance share units. Payouts on performance share units are made after the Company's financial results of operations for the entire performance period are reported, typically in mid to late February of the succeeding year. The performance share units for the performance period ended on December 31, 2012 are not included in the table as they are considered earned as of December 31, 2012 for proxy disclosure purposes; instead, such performance share units are included in the Option Exercises and Stock Vested table below. The determination of achievement of performance results and corresponding vesting of such performance share units was performed by the MD&C Committee in February 2013. Following such determination, shares of the Company's Common Stock earned under this award were issued on February 14, 2013. The following number of performance share units have a performance period ending December 31, 2013: Mr. Steiner – 40,263; Mr. Trevathan – 7,529; Mr. Fish – 1,603; Mr. Harris – 7,529; Mr. Wittenbraker – 5,215; Mr. Preston – 0; Mr. Woods – 4,809; and Ms. Cowan – 2,031. The following number of performance share units have a performance period ending on December 31, 2014: Mr. Steiner – 138,583; Mr. Trevathan – 24,651; Mr. Fish – 19,817; Mr. Harris – 19,817; Mr. Wittenbraker – 13,729; Mr. Preston – 0; Mr. Woods – 6,606; and Ms. Cowan – 2,142. In this paragraph and in the table, the number of Mr. Woods' and Ms. Cowan's performance share units reflects that such awards were prorated upon their departure from the Company.

Option Exercises and Stock Vested

	Option Awards		Stock Awards(1)	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
David P. Steiner	135,000(2)	938,250	43,814	1,597,897
James E. Trevathan, Jr.	65,000(3)	420,550	6,838	249,382
James C. Fish, Jr.	—	—	1,937	70,642
Jeff M. Harris	—	—	6,838	249,382
Rick L Wittenbraker	—	—	5,059	184,502
Steven C. Preston	46,146	126,170	—	—
Duane C. Woods	88,000	734,806	6,645	242,343
Grace M. Cowan	—	—	—	—

(1) Includes performance share units granted in 2010 with a performance period ended December 31, 2012. The determination of achievement of performance results and corresponding vesting of such performance share units was performed by the MD&C Committee in February 2013. Following such determination, shares of the Company's Common Stock earned under this award were issued on February 14, 2013, based on the average of the high and low market price of the Company's Common Stock on that date.

(2) We withheld shares in payment of the exercise price and minimum statutory tax withholding from Mr. Steiner's exercise of non-qualified stock options. Mr. Steiner received 19,813 net shares in this transaction.

(3) We withheld shares in payment of the exercise price and minimum statutory tax withholding from Mr. Trevathan's exercise of non-qualified stock options. Mr. Trevathan received 8,951 net shares in this transaction.

Nonqualified Deferred Compensation in 2012

Name	Executive Contributions in Last Fiscal Year ($)(1)	Registrant Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($)(4)	Aggregate Balance at Last Fiscal Year End ($)(1)
David P. Steiner	291,221	88,779	112,208	—	3,010,907
James E. Trevathan, Jr.	—	—	56,915	—	2,749,400
James C. Fish, Jr.	51,256	17,750	17,345	—	222,774
Jeff M. Harris	91,167	32,654	55,665	—	1,154,223
Rick L Wittenbraker	47,758	24,568	165,770	—	1,702,490
Steven C. Preston	—	—	—	—	—
Duane C. Woods	—	—	193,891		1,818,974
Grace M. Cowan	—	—	—	—	—

(1) Contributions are under the Company's Deferral Plan as described in "Compensation Discussion and Analysis — Overview of Elements of Our 2012 Compensation Program — Deferral Plan." In this Proxy Statement as well as in previous years, we include executive contributions to the Deferral Plan in the Base Salary column of the Summary Compensation Table. Aggregate Balance at Last Fiscal Year End includes the following aggregate amounts of the named executives' base salaries that were included in Base Salary in the Summary Compensation Table in 2009-2011: Mr. Steiner — $746,461; Mr. Fish — $64,522; Mr. Harris — $268,137; and Mr. Wittenbraker — $191,852.

(2) Company contributions to the executives' Deferral Plan accounts are included in All Other Compensation, but not Base Salary, in the Summary Compensation Table.

(3) Earnings on these accounts are not included in any other amounts in the tables included in this Proxy Statement, as the amounts of the named executives' earnings represent the general market gains (or losses) on investments, rather than amounts or rates set by the Company for the benefit of the named executives.

(4) Accounts are distributed as either a lump sum payment or in annual installments (i) when the employee has reached at least 65 years of age or (ii) at a future date that occurs after termination of employment. Special circumstances may allow for a modified distribution in the event of the employee's death, an unforeseen emergency, or upon a change-in-control of the Company. In the event of death, distribution will be made to the designated beneficiary in the form previously elected by the executive. In the event of an unforeseen emergency, the plan administrator may allow an early payment in the amount required to satisfy the emergency. All participants are immediately 100% vested in all of their contributions, Company matching contributions, and gains and/or losses related to their investment choices.

Potential Payments Upon Termination or Change-in-Control

The payments our named executives receive upon termination or change-in-control are based on provisions included in employment agreements and individual equity award agreements. We enter into employment agreements with our named executive officers because they encourage continuity of our leadership team, which is particularly valuable as leadership manages the Company through the change needed to successfully implement our transformational business strategy. Employment agreements also provide a form of protection for the Company through restrictive covenant provisions; each of the agreements contains post-termination restrictive covenants, including a covenant not to compete, non-solicitation covenants, and a non-disparagement covenant, each of which lasts for two years after termination. They also provide the individual with comfort that he will be treated fairly in the event of a termination not for cause or under a change-in-control situation. The change-in-control provision included in each named executive officer's agreement requires a double trigger in order to receive any payment in the event of a change-in-control situation. First, a change-in-control must occur, and second, the individual must terminate his employment for good reason or the Company must terminate his employment without cause within six months prior to or two years following the change-in-control event. We believe providing change-in-control protection encourages our named executives to pursue and facilitate change-in-control transactions that are in the best interests of stockholders while not granting executives an undeserved windfall.

Employment agreements entered into with named executive officers after February 2004 (which includes all named executives except Messrs. Steiner and Wittenbraker) contain (a) a requirement that the individual execute a general release prior to receiving post-termination benefits and (b) a clawback feature that allows for the suspension and refund of termination benefits for subsequently discovered cause. The clawback feature in the agreements generally allows the Company to cancel any remaining payments due and obligates the named executive to refund to the Company severance payments already made if, within one year of termination of employment of the named executive by the Company for any reason other than for cause, the Company determines that the named executive could have been terminated for cause.

Our current form of award agreements for equity awards also contains provisions regarding termination and change-in-control. Our stock option awards are also subject to double trigger vesting in the event of a change-in-control situation. The award agreements for restricted stock units granted to Messrs. Fish, Harris and Wittenbraker provide that restricted stock units vest upon a change-in-control, unless the successor entity converts the awards to equivalent grants in the successor. Provided, however, such converted restricted stock unit awards will vest in full if the executive is involuntarily terminated without cause following the change-in-control. Award agreements applicable to performance share units provide that awards will be paid out in cash on a prorated basis based on actual results achieved through the end of the fiscal quarter prior to a change-in-control. Thereafter, the executive would be compensated for the lost opportunity from the date of the change-in-control to the end of the original performance period by receiving a replacement award of restricted stock units in the successor entity, provided that the successor entity is publicly traded. If the successor is not publicly traded, the executive will be entitled to a replacement award of cash. In either case, the replacement award would not vest until the end of the original performance share unit performance period. However, if the employee is thereafter involuntarily terminated other than for cause within the change-in-control window referenced, he would vest in full in the replacement award.

Our current equity award agreements also include a requirement that, in order to be eligible to vest in any portion of the award, the employee must enter into an agreement containing restrictive covenants applicable to the employee's behavior following termination. Additionally, our performance share unit and stock option award agreements include compensation clawback provisions that provide, if the MD&C Committee determines that an employee either engaged in or benefited from misconduct, then the employee will refund any amounts received under the equity award agreements. Misconduct generally includes any act or failure to act that caused or was intended to cause a violation of the Company's policies, generally accepted accounting principles or applicable laws and that materially increased the value of the equity award. Further, our MD&C Committee has adopted a clawback policy applicable to our Annual Incentive Plan awards that is designed to recoup annual cash incentive payments when the recipient's personal misconduct results in a restatement or otherwise affects the payout calculations for the awards. Clawback terms applicable to our incentive awards allow recovery within the earlier to occur of one year after discovery of misconduct and the second anniversary of the employee's termination of employment.

The terms "Cause," "Good Reason," and "Change-in-Control" as used in the table below are defined in the executives' employment agreements and/or the applicable equity award agreement and have the meanings generally described below. You should refer to the individual agreements for the actual definitions.

"Cause" generally means the named executive has:

- deliberately refused to perform his duties;
- breached his duty of loyalty to the Company;
- been convicted of a felony;
- intentionally and materially harmed the Company; or
- breached the covenants contained in his agreement.

"Good Reason" generally means that, without the named executive's consent:

- his duties or responsibilities have been substantially changed;
- he has been removed from his position;
- the Company has breached his employment agreement;
- any successor to the Company has not assumed the obligations under his employment agreement; or
- he has been reassigned to a location more than 50 miles away.

"Change-in-Control" generally means that:

- at least 25% of the Company's Common Stock has been acquired by one person or persons acting as a group;
- the majority of the Board of Directors consists of individuals other than those serving as of the date of the named executive's employment agreement or those that were not elected by at least two-thirds of those directors;
- there has been a merger of the Company in which at least 50% of the combined post-merger voting power of the surviving entity does not consist of the Company's pre-merger voting power, or a merger to effect a recapitalization that resulted in a person or persons acting as a group acquired 25% or more of the Company's voting securities; or
- the Company is liquidating or selling all or substantially all of its assets.

The following tables represent potential payouts to our named executives still serving the Company at year-end upon termination of employment in the circumstances indicated pursuant to the terms of their employment agreements and outstanding incentive awards. In the event a named executive is terminated for cause, he is entitled to any accrued but unpaid salary only. Please see the Non-Qualified Deferred Compensation table above for aggregate balances payable to the named executives under our Deferral Plan pursuant to the executive's distribution election.

The payouts set forth below assume the triggering event indicated occurred on December 31, 2012, at which time the closing price of our Common Stock was $33.74 per share. These payouts are determined for SEC disclosure purposes and are not necessarily indicative of the actual amounts the named executive would receive. Please note the following when reviewing the payouts set forth below:

- The compensation component set forth below for accelerated vesting of stock options is comprised of the unvested stock options granted in 2010, 2011, and 2012, which vest 25% on the first and second anniversary of the date of grant and 50% on the third anniversary of the date of grant. However, the exercise prices of the stock options granted to the named executives in 2011 and 2012 exceeded the closing price of our Common Stock on December 31, 2012. Accordingly, the options granted in 2011 and 2012, and the accelerated vesting of such options, had no value on December 31, 2012.
- For purposes of calculating the payout of performance share unit awards outstanding at December 31, 2012, we have assumed that target performance was achieved; any actual performance share unit payouts will be based on actual performance of the Company during the performance period.
- For purposes of calculating the payout upon the "double trigger" of change-in-control and subsequent involuntary termination not for cause, the value of the performance share unit replacement award is equal to the number of performance share units that would be forfeited based on the prorated acceleration of the performance share units, multiplied by the closing price of our Common Stock on December 31, 2012.
- The payout for continuation of benefits is an estimate of the cost the Company would incur to continue those benefits.
- Waste Management's practice is to provide all benefits eligible employees with life insurance that pays one times annual base salary upon death. The insurance benefit is a payment by an insurance company, not the Company, and is payable under the terms of the insurance policy.

Potential Consideration upon Termination of Employment:

David P. Steiner

Triggering Event	Compensation Component	Payout ($)
Death or Disability	***Severance Benefits***	
	• Accelerated vesting of stock options	41,376
	• Payment of performance share units (contingent on actual performance at end of performance period)	6,034,264
	• Two times base salary as of date of termination (payable in bi-weekly installments over a two-year period)(1)	2,255,000
	• Life insurance benefit paid by insurance company (in the case of death)	1,128,000
	Total	**9,458,640**
Termination Without Cause by the Company or For Good Reason by the Employee	***Severance Benefits***	
	• Two times base salary plus target annual cash bonus (one-half payable in lump sum; one-half payable in bi-weekly installments over a two-year period)	4,848,250
	• Continued coverage under health and welfare benefit plans for two years	22,080
	• Prorated payment of performance share units (contingent on actual performance at end of performance period)	2,467,507
	Total	**7,337,837**
Termination Without Cause by the Company or For Good Reason by the Employee Six Months Prior to or Two Years Following a Change-in-Control (Double Trigger)	***Severance Benefits***	
	• Three times base salary plus target annual cash bonus, paid in lump sum(1)	7,272,375
	• Continued coverage under health and welfare benefit plans for three years	33,120
	• Accelerated vesting of stock options	41,376
	• Prorated accelerated payment of performance share units	2,467,507
	• Accelerated payment of performance share units replacement grant	3,566,757
	• Prorated maximum annual cash bonus	2,593,224
	• Gross-up payment for any excise taxes(1)	4,448,607
	Total	**20,422,966**

James E. Trevathan, Jr.

Triggering Event	Compensation Component	Payout ($)
Death or Disability	***Severance Benefits***	
	• Accelerated vesting of stock options	6,457
	• Payment of performance share units (contingent on actual performance at end of performance period)	1,085,753
	• Two times base salary as of the date of termination (payable in bi-weekly installments over a two-year period)(1)	1,132,596
	• Life insurance benefit paid by insurance company (in the case of death)	567,000
	Total	**2,791,806**
Termination Without Cause by the Company or For Good Reason by the Employee	***Severance Benefits***	
	• Two times base salary plus target annual cash bonus (one-half payable in lump sum; one-half payable in bi-weekly installments over a two-year period)	1,982,044
	• Continued coverage under benefit plans for two years	
	• Health and welfare benefit plans	22,080
	• 401(k) contributions	22,500
	• Prorated payment of performance share units (contingent on actual performance at end of performance period)	447,190
	Total	**2,473,814**
Termination Without Cause by the Company or For Good Reason by the Employee Six Months Prior to or Two Years Following a Change-in-Control (Double Trigger)	***Severance Benefits***	
	• Two times base salary plus target annual cash bonus, paid in lump sum	1,982,044
	• Continued coverage under benefit plans for two years	
	• Health and welfare benefit plans	22,080
	• 401(k) contributions	22,500
	• Accelerated vesting of stock options	6,457
	• Prorated accelerated payment of performance share units	447,190
	• Accelerated payment of performance share units replacement grant	638,563
	• Prorated maximum annual cash bonus	849,438
	• Gross-up payment for any excise taxes(1) ...	0
	Total	**3,968,272**

James C. Fish, Jr.

Triggering Event	Compensation Component	Payout ($)
Death or Disability	***Severance Benefits***	
	• Accelerated vesting of stock options	1,829
	• Payment of performance share units (contingent on actual performance at end of performance period)	722,711
	• Accelerated vesting of restricted stock units	148,861
	• Life insurance benefit paid by insurance company (in the case of death)	400,000
	Total	**1,273,401**
Termination Without Cause by the Company or For Good Reason by the Employee	***Severance Benefits***	
	• Two times base salary plus target annual cash bonus (one-half payable in lump sum; one-half payable in bi-weekly installments over a two-year period)	1,850,000
	• Continued coverage under health and welfare benefit plans for two years	22,080
	• Prorated payment of performance share units (contingent on actual performance at end of performance period)	259,359
	• Prorated vesting of restricted stock units	19,974
	Total	**2,151,413**
Termination Without Cause by the Company or For Good Reason by the Employee Six Months Prior to or Two Years Following a Change-in-Control (Double Trigger)	***Severance Benefits***	
	• Two times base salary plus target annual cash bonus (one-half payable in lump sum; one-half payable in bi-weekly installments over a two-year period)	1,850,000
	• Continued coverage under health and welfare benefit plans for two years	22,080
	• Accelerated vesting of stock options	1,829
	• Prorated accelerated payment of performance share units	259,359
	• Accelerated payment of performance share units replacement grant	463,352
	• Accelerated vesting of restricted stock units	148,861
	• Prorated maximum annual cash bonus	704,102
	Total	**3,449,583**

Jeff M. Harris

Triggering Event	Compensation Component	Payout ($)
Death or Disability	***Severance Benefits***	
	• Accelerated vesting of stock options	6,457
	• Payment of performance share units (contingent on actual performance at end of performance period)	922,654
	• Accelerated payment of restricted stock units	204,498
	• Life insurance benefit paid by insurance company (in the case of death)	537,000
	Total	**1,670,609**
Termination Without Cause by the Company or For Good Reason by the Employee	***Severance Benefits***	
	• Two times base salary plus target annual cash bonus (one-half payable in lump sum; one-half payable in bi-weekly installments over a two-year period)	1,876,974
	• Continued coverage under health and welfare benefit plans for two years	22,080
	• Prorated payment of performance share units (contingent on actual performance at end of performance period)	392,734
	• Prorated vesting of restricted stock units	10,459
	Total	**2,302,247**
Termination Without Cause by the Company or For Good Reason by the Employee Six Months Prior to or Two Years Following a Change-in-Control (Double Trigger)	***Severance Benefits***	
	• Three times base salary plus target annual cash bonus, paid in lump sum(1)	2,815,461
	• Continued coverage under health and welfare benefit plans for three years	33,120
	• Accelerated vesting of stock options	6,457
	• Prorated accelerated payment of performance share units	392,734
	• Accelerated payment of performance share units replacement grant	529,920
	• Accelerated vesting of restricted stock units	204,498
	• Prorated maximum annual cash bonus	804,410
	Total	**4,786,600**

Rick L Wittenbraker

Triggering Event	Compensation Component	Payout ($)
Death or Disability	***Severance Benefits***	
	• Accelerated vesting of stock options	4,778
	• Payment of performance share units (contingent on actual performance at end of performance period)	639,171
	• Accelerated vesting of restricted stock units	238,238
	• Two times base salary as of the date of termination (payable in bi-weekly installments over a two-year period)(1)	972,346
	• Life insurance benefit paid by insurance company (in the case of death)	487,000
	Total	**2,341,533**
Termination Without Cause by the Company or For Good Reason by the Employee	***Severance Benefits***	
	• Two times base salary plus target annual cash bonus (one-half payable in lump sum; one-half payable in bi-weekly installments over a two-year period)	1,701,606
	• Continued coverage under health and welfare benefit plans for two years	22,080
	• Prorated payment of performance share units (contingent on actual performance at end of performance period)	272,046
	• Prorated vesting of restricted stock units	40,421
	Total	**2,036,153**
Termination Without Cause by the Company or For Good Reason by the Employee Six Months Prior to or Two Years Following a Change-in-Control (Double Trigger)	***Severance Benefits***	
	• Three times base salary plus target annual cash bonus, paid in lump sum(1)	2,552,409
	• Continued coverage under health and welfare benefit plans for three years	33,120
	• Accelerated vesting of stock options	4,778
	• Prorated accelerated payment of performance share units	272,046
	• Accelerated payment of performance share units replacement grant	367,125
	• Accelerated vesting of restricted stock units	238,238
	• Prorated maximum annual cash bonus	729,252
	• Gross-up payment for any excise taxes(1)	1,130,396
	Total	**5,327,364**

(1) In the past, such provisions have been included in certain named executives' employment agreements. However, the Company's compensation policy now provides that it will not enter into any future compensation arrangements that obligate the Company to provide increased payments in the event of death or to make tax gross up payments, subject to certain exceptions. Additionally, our Executive Officer Severance Policy generally provides that the Company may not enter into new severance arrangements with its executive officers that provide for benefits, less the value of vested equity awards and benefits provided to employees generally, in an amount that exceeds 2.99 times the executive officer's then current base salary and target bonus. For additional details, see "Compensation Discussion and Analysis — Other Compensation Policies and Practices."

Payments upon Departure of Messrs. Preston and Woods and Ms. Cowan

During 2012, each of Mr. Preston, Mr. Woods and Ms. Cowan departed from the Company. Please see "Compensation Discussion and Analysis — How Named Executive Officer Compensation Decisions are Made — Departure of Ms. Cowan, Mr. Woods and Mr. Preston" for additional information regarding their respective departures.

Mr. Preston resigned from the Company on October 15, 2012. Upon Mr. Preston's resignation from the Company, he forfeited any cash bonus for 2012 under the Annual Incentive Plan; however, in March 2013, the MD&C Committee approved a lump sum separation payment to Mr. Preston of $194,735 in light of the fact that other employees who gave notice of their resignation shortly after Mr. Preston pursuant to the VERP received a partial bonus for 2012, and Mr. Preston did not receive a partial bonus for 2012. The separation payment is equal to 50% of Mr. Preston's target annual cash bonus for 2012, prorated to the date of his departure, and was calculated in the same way that 2012 separation bonus amounts were calculated for participants in the VERP. The performance share units and stock options that were granted to him in March 2012 were cancelled at the time of his resignation. He had three months from the date of his resignation to exercise the vested portion of his stock option award granted October 4, 2011; the unvested portion of the stock option award was cancelled upon his resignation.

Upon Mr. Woods' departure from the Company on November 30, 2012, he received, or is continuing to receive, the following payments and benefits pursuant to his employment agreement, his separation agreement and the Company's VERP:

- Cash severance payable in lump sum $989,992
- Cash severance payable over two years $989,992
- Payment in lieu of benefits, payable in lump sum $105,824
- Separation bonus payable on or about March 13, 2013 .... $195,170
- Value of group health and dental coverage for two years payable over two years (or until similar coverage is obtained from subsequent employer) .... $ 34,681
- Prorated vesting of performance share units granted in 2011 and 2012 at target (contingent on actual performance at end of performance period)(1) $385,142

Upon Ms. Cowan's departure from the Company on August 31, 2012, she received, or is continuing to receive the following payments and benefits pursuant to her employment agreement and her separation agreement:

- Cash severance payable in lump sum at time of departure $600,000
- Cash severance payable in lump sum on or about December 28, 2012 .... $600,000
- Separation bonus payable in lump sum on or about December 28, 2012 .... $650,000
- Value of group health and dental coverage for two years payable over two years (or until similar coverage is obtained from a subsequent employer) .... $ 24,209
- Prorated vesting of performance share units granted in 2011 and 2012 at target (contingent on actual performance at end of performance period)(1) $140,797

(1) Based on awards and options outstanding, and the closing price of the Company's Common Stock of $33.74 per share on December 31, 2012.

Equity Compensation Plan Table

The following table provides information as of December 31, 2012 about the number of shares to be issued upon vesting or exercise of equity awards and the number of shares remaining available for issuance under our equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	Weighted-Average Exercise Price of Outstanding Options and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders(a)	17,004,950(b)	$33.98(c)	9,071,936(d)
Equity compensation plans not approved by security holders(e)	45,146(f)	$29.07	—
Total	17,050,096	$33.96	9,071,936

(a) Includes our 1993 Stock Incentive Plan, 2000 Stock Incentive Plan, 2004 Stock Incentive Plan and 2009 Stock Incentive Plan. Only our 2009 Stock Incentive Plan is available for awards. Also includes our Employee Stock Purchase Plan (ESPP).

(b) Includes: options outstanding for 12,952,033 shares of Common Stock; 300,169 shares of Common Stock to be issued in connection with deferred compensation obligations; 315,808 shares underlying unvested restricted stock units and up to 3,436,940 shares of Common Stock that may be issued under unearned performance share units. In determining the number of shares of Common Stock that may be issued on account of performance share units, we assumed the maximum performance level was achievable, which would result in a payout in shares of Common Stock equal to two times the number of performance share units granted. This number includes 1,198,160 shares on account of performance share units with the performance period ended December 31, 2012. The determination of achievement of performance results and corresponding vesting of performance share units with the performance period ended December 31, 2012 was performed by the MD&C Committee in February 2013; as a result, 238,075 shares of Common Stock included in this number were issued in February 2013, net of units deferred, and 947,902 shares included in this number will be available for future issuance. Excludes purchase rights that accrue under the ESPP. Purchase rights under the ESPP are considered equity compensation for accounting purposes; however, the number of shares to be purchased is indeterminable until the time shares are actually issued, as automatic employee contributions may be terminated before the end of an offering period and, due to the look-back pricing feature, the purchase price and corresponding number of shares to be purchased is unknown.

(c) Excludes performance share units and restricted stock units because those awards do not have exercise prices associated with them. Also excludes purchase rights under the ESPP for the reasons described in (b) above.

(d) The shares remaining available include 6,416,411 shares under our 2009 Stock Incentive Plan and 2,655,525 shares under our ESPP. No additional shares may be issued under any of the other plans approved by stockholders, other than on account of awards already outstanding.

(e) Includes our 2000 Broad-Based Employee Plan. No awards under the Broad-Based Plan are held by, or may be granted to, any of our directors or executive officers. The Broad-Based Plan allows for the granting of equity awards on such terms and conditions as the MD&C Committee may decide; provided that, the exercise price of options may not be less than 100% of the fair market value of the stock on the date of grant, and all options expire no later than ten years from the date of grant.

(f) Includes options exercisable for shares of Common Stock.

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Item 2 on the Proxy Card)

Our Board of Directors, upon the recommendation of the Audit Committee, has ratified the selection of Ernst & Young LLP to serve as our independent registered public accounting firm for fiscal year 2013, subject to ratification by our stockholders.

Representatives of Ernst & Young LLP will be at the annual meeting. They will be able to make a statement if they want, and will be available to answer any appropriate questions stockholders may have.

Although ratification of the selection of Ernst & Young is not required by our By-laws or otherwise, we are submitting the selection to stockholders for ratification because we value our stockholders' views on our independent registered public accounting firm and as a matter of good governance. If our stockholders do not ratify our selection, it will be considered a direction to our Board and Audit Committee to consider selecting another firm. Even if the selection is ratified, the Audit Committee may, in its discretion, select a different independent registered public accounting firm, subject to ratification by the Board, at any time during the year if it determines that such a change is in the best interests of the Company and our stockholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2013.

Independent Registered Public Accounting Firm Fee Information

Fees for professional services provided by our independent registered public accounting firm in each of the last two fiscal years, in each of the following categories, were as follows:

	2012	2011
	(In millions)	
Audit Fees	$ 6.0	$ 5.3
Audit-Related Fees	1.1	1.6
Tax Fees	—	—
All Other Fees	—	—
Total	$ 7.1	$ 6.9

Audit includes fees for the annual audit, reviews of the Company's Quarterly Reports on Form 10-Q, work performed to support the Company's debt issuances, accounting consultations, and separate subsidiary audits required by statute or regulation, both domestically and internationally. Audit-related fees principally include separate subsidiary audits not required by statute or regulation, employee benefit plan audits and financial due diligence services relating to certain potential acquisitions.

The Audit Committee has adopted procedures for the approval of Ernst & Young's services and related fees. At the beginning of each year, all audit and audit-related services, tax fees and other fees for the upcoming audit are provided to the Audit Committee for approval. The services are grouped into significant categories and provided to the Audit Committee in the format shown above. All projects that have the potential to exceed $100,000 are separately identified and reported to the Committee for approval. The Audit Committee Chairman has the authority to approve additional services, not previously approved, between Committee meetings. Any additional services approved by the Audit Committee Chairman between Committee meetings are ratified by the full Audit Committee at the next regularly scheduled meeting. The Audit Committee is updated on the status of all services and related fees at every regular meeting. In 2012 and 2011, the Audit Committee pre-approved all audit and audit-related services performed by Ernst & Young.

As set forth in the Audit Committee Report on page 7, the Audit Committee has considered whether the provision of these audit-related services is compatible with maintaining auditor independence and has determined that it is.

Vote Required for Approval

Approval of this proposal requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

ADVISORY VOTE ON EXECUTIVE COMPENSATION
(Item 3 on the Proxy Card)

Pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, stockholders are entitled to an advisory (non-binding) vote on compensation programs for our named executive officers (sometimes referred to as "say on pay"). The Board of Directors has determined that it will include say on pay votes in the Company's proxy materials annually until the next stockholder vote on the frequency of the say on pay vote.

We encourage stockholders to review the Compensation Discussion and Analysis on pages 22 to 40 of this Proxy Statement. The Company has designed its executive compensation program to be supportive of, and align with, the strategy of the Company and the creation of stockholder value, while discouraging excessive risk-taking. The following key structural elements and policies, discussed in more detail in the Compensation Discussion and Analysis, further the objective of our executive compensation program and evidence our dedication to competitive and reasonable compensation practices that are in the best interests of stockholders:

- a substantial portion of executive compensation is linked to Company performance, through annual cash bonus performance criteria and long-term equity-based incentive awards. As a result, our executive compensation program provides for a significant difference in total compensation in periods of above-target Company performance as compared to periods of below-target Company performance. In 2012, our performance-based annual cash bonus and long-term equity-based incentive awards comprised approximately 87% of total target compensation for our President and Chief Executive Officer and approximately 71% of total target compensation for our other currently-serving named executives;
- performance measures are designed to be challenging, yet achievable;
- performance-based awards include threshold, target and maximum payouts correlating to a range of performance and are based on a variety of indicators of performance, which limits risk-taking behavior;
- our compensation mix targets approximately 50% of total compensation of our named executives (and approximately 70% in the case of our President and Chief Executive Officer) to result from long-term equity awards, which aligns executives' interests with those of stockholders;
- performance stock units' three-year performance period, as well as stock options' vesting over a three-year period, link executives' interests with long-term performance and reduce incentives to maximize performance in any one year;
- all of our named executive officers are subject to stock ownership requirements, which we believe demonstrates a commitment to, and confidence in, the Company's long-term prospects;
- the Company has clawback provisions in its equity award agreements and recent employment agreements, as well as a general clawback policy designed to recoup compensation in certain cases when cause and/or misconduct are found;
- our executive officer severance policy implemented a limitation on the amount of benefits the Company may provide to its executive officers under severance agreements entered into after the date of such policy; and
- the Company has adopted a policy that prohibits it from entering into new agreements with executive officers that provide for certain death benefits or tax gross-up payments.

The Board strongly endorses the Company's executive compensation program and recommends that the stockholders vote in favor of the following resolution:

> RESOLVED, that the stockholders approve the compensation of the Company's named executive officers as described in this Proxy Statement under "Executive Compensation," including the Compensation Discussion and Analysis and the tabular and narrative disclosure contained in this Proxy Statement.

Vote Required for Approval

Approval of this proposal requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote. Because the vote is advisory, it will not be binding upon the Board or the MD&C Committee and neither the Board nor the MD&C Committee will be required to take any action as a result of the outcome of the vote on this proposal. The MD&C Committee will carefully consider the outcome of the vote in connection with future executive compensation arrangements.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE COMPANY'S EXECUTIVE COMPENSATION.

STOCKHOLDER PROPOSAL REGARDING SENIOR EXECUTIVES HOLDING A SIGNIFICANT PERCENTAGE OF EQUITY AWARDS UNTIL RETIREMENT (Item 4 on the Proxy Card)

Waste Management is not responsible for the content of this stockholder proposal or supporting statement.

The following proposal was submitted by Mr. Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021, the beneficial owner of 700 shares of Waste Management Common Stock. The proposal has been included verbatim as we received it.

Stockholder Proposal

Proposal 4 — Executives to Retain Significant Stock

Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

Our company announced that 700 employees will be laid off. Meanwhile our directors did not turnaround any or most of the low-hanging fruit of strengthening our corporate governance specified in this proposal, which does not require even one lay-off. For instance, GMI/The Corporate Library, an independent investment research firm, said there was increased concern regarding our directors' qualifications and concern over our executive pay policies - $7 million for David Steiner, our CEO.

Our executive pay committee had the discretion to increase annual incentive awards up to 25% to reflect individual contribution. Such a discretionary provisions undermined the effectiveness of our incentive plan. Also, our CEO received a mega-grant of 583,000 stock options that simply vest over time. Equity pay given as a long-term incentive should include performance requirements. Moreover, market-priced stock options may provide rewards due to a rising market alone, regardless of an executive's performance. Finally, considering the large size of our CEO's annual option grant, his equity ownership guideline of 165,000 shares was too low.

Frank Clark, John Pope and Pastora San Juan Cafferty each had 10 to 18 years long-tenure. Independence tends to erode after 10-years. John Pope and Patrick Gross received our highest negative votes — perhaps due to their seats on 5 boards each — over-commitment concern. On top of this Mr. Gross has seats on 15 committees at the 5 companies where he was a director. Mr. Pope was also associated with the Federal-Mogul Corporation bankruptcy.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4.

Waste Management Response to Stockholder Proposal Regarding Senior Executives Holding a Significant Percentage of Equity Awards Until Retirement

The Board recommends that stockholders vote AGAINST this proposal.

The Board believes that this proposal is unnecessary, given that the Company already maintains effective Stock Ownership Guidelines and prohibits executives from entering into hedging transactions involving Company securities. The Board also believes this proposal would be detrimental to the Company and its stockholders by severely hindering the Company's ability to recruit talented executives and creating administrative burdens for no benefit in return. Accordingly, the Board recommends that stockholders vote against this proposal.

The Company's Stock Ownership Guidelines were implemented by the wholly-independent MD&C Committee in 2002. These guidelines are reviewed at least annually and are revised as appropriate. In fact, the Board revised the Stock Ownership Guidelines in November 2012 to increase our Chief Executive Officer's stock ownership requirement from 165,000 shares to 225,500. The Board believes the existing Stock Ownership Guidelines, together with the fact that a substantial portion of executive compensation is linked to Company performance through annual cash bonus performance criteria and long-term incentive programs, already successfully align the interests of senior executives with those of stockholders and focuses executives appropriately on long-term performance.

The existing Stock Ownership Guidelines also contain a holding requirement. Until the individual's ownership requirement is achieved, Senior Vice Presidents and above are required to retain 100% of all net shares acquired through the Company's long-term incentive plans and Vice Presidents are required to retain at least 50% of such net shares. The requisite stock ownership level must thereafter be maintained throughout the officer's employment with the Company. Additionally, the Stock Ownership Guidelines generally require Senior Vice Presidents and above to hold all of their net shares and Vice Presidents to hold 50% of their net shares for at least one year after such shares are acquired, even if required ownership levels have already been achieved. The Board believes these holding periods discourage these individuals from taking actions in an effort to gain from short-term or otherwise fleeting increases in the market value of our stock.

The proponent requests that the Company implement a requirement that executives hold a percentage of their equity compensation until reaching normal retirement age, which is currently 65 under the Company's qualified retirement plan. The proponent provides no exception for an executive that leaves the Company without cause well before retirement. We believe such a holding requirement would significantly hinder the Company's ability to attract and retain executive talent. Tracking and monitoring compliance with this requirement would be an administrative burden to the Company, especially in the case of an executive that leaves the Company many years before retirement age. Further, this requirement could unfairly result in an executive's ultimate equity award being dramatically affected by matters completely unrelated to the Company's performance or the executive's actions during the period of the executive's employment with the Company. In light of these significant disadvantages, the proponent does not offer any explanation as to why stock retention after termination of an executive's employment contributes to the long-term value of the Company.

We also note that the proponent's proposal makes reference to the number of options issued to our Chief Executive Officer last year; however, such options vest over time and then must later be exercised; accordingly, our Chief Executive Officer does not yet have ownership of any shares of Common Stock associated with those options, making the unvested options irrelevant for purposes of stock ownership requirements.

The MD&C Committee's annual review of the Stock Ownership Guidelines allows for prudent and reasoned adjustment of the ownership guidelines on a regular basis in light of all facts and circumstances. It is in the best interests of the Company and the stockholders to allow the MD&C Committee the flexibility to employ its expertise to fulfill this function. For these and the other reasons discussed above, the Board believes that this proposal is not in the best interests of the Company or its stockholders.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST THE ADOPTION OF THIS PROPOSAL.

STOCKHOLDER PROPOSAL REGARDING DISCLOSURE OF POLITICAL CONTRIBUTIONS (Item 5 on the Proxy Card)

Waste Management is not responsible for the content of this stockholder proposal or supporting statement.

The following proposal was submitted by the New York State Common Retirement Fund, 633 Third Avenue — 31st Floor, New York, NY 10017, which owns 1,523,317 shares of Waste Management Common Stock and the International Brotherhood of Teamsters General Fund as co-proponent. The proposal has been included verbatim as we received it.

Stockholder Proposal

Resolved, that the shareholders of **Waste Management, Inc.** ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.
2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:
    a. The identity of the recipient as well as the amount paid to each; and
    b. The title(s) of the person(s) in the Company responsible decision-making.

The report shall be represented to the board of directors or relevant board committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of Waste Management, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said, "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

Waste Management contributed at least $5,275,635 in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com and National Institute on Money in State Politics: http://www.followthemoney.org)

However, relying on publicly available data does not provide a complete picture of the Company's political spending. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In some cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of leading companies, including Exelon, Merck and Microsoft that support political disclosures and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.

Waste Management Response to Stockholder Proposal Regarding Disclosure of Political Contributions

The Board recommends that stockholders vote AGAINST this proposal.

The Company is fully committed to complying with all applicable laws concerning political contributions, including laws requiring public disclosure of political contributions and lobbying expenses. Accordingly, the Board believes this proposal is unnecessary because a comprehensive system of reporting and accountability for political contributions already exists, and the Company publicly discloses its participation in the political process in support of its business interests.

Current law limits the amounts of political contributions that are permissible, restricts the organizations or entities that can receive corporate funding, and establishes a clear accountability system enforced by regulatory agencies in the United States. Political contributions or donations made by the Company are required to be disclosed under federal, state and local campaign finance law. The Company fully complies with these disclosure and reporting requirements. As a result, information on the Company's political contributions is available to stockholders and interested parties through public sources.

In addition, the Company discloses its participation in public policy processes (including political contributions) in its sustainability reports, which are available on its website, www.wm.com. Stockholders and interested parties can see the Company's most recent disclosure in its 2012 Sustainability Report at http://www.wm.com/sustainability/index.jsp. The Company also makes all its employees aware annually of its policies and procedures pertaining to political contributions in the Company's *Code of Conduct*. That document is disseminated to all employees and available under the Investor Relations tab at www.wm.com.

Waste Management believes it is important to participate in the political process because it is of intrinsic benefit to our business and employees. We do not expect the candidates to whom we contribute funds to agree with our positions on all issues at all times. We do however seek to support candidates who recognize the importance of the environmental services we provide, while also recognizing that a fair, free market system provides the best environment for continued improvement of cost-effective services.

Contributions of funds from the Company's Political Action Committee ("PAC") to federal, state and local candidates and all other Company contributions are approved, in advance, by the Government Affairs Department. The PAC files monthly reports of receipts and disbursements to the Federal Election Commission ("FEC"), as well as pre-election and post-election FEC reports. Those publicly available reports identify the names of candidates supported and amounts contributed by the PAC. In addition, all political contributions to federal candidates over $200 are publicly disclosed by the FEC. Under the Lobbying Disclosure Act of 1995, the Company submits to Congress semi-annual reports of amounts spent on lobbying and the subjects lobbied, which are also publicly available. Those reports have been submitted quarterly since April 2008 under the Honest Leadership and Open Government Act of 2007, and semi-annual reports include a list of all federal election candidates to whom the PAC contributed during the previous six months.

The Company is a member of various trade or business associations to advance and protect its business interests. Illustratively, these interests have included, and the associations have aided the Company's advocacy for, renewable energy treatment for landfill gas-to-energy and waste-to-energy, incentives for natural gas vehicles and infrastructure, environmental justice, and the continued interstate transport of waste. The political activity of such associations is not necessarily representative of a position of the Company.

The Board believes disclosure of the Company's current policies and practices with regard to political contributions, together with applicable federal, state and local reporting requirements, provide appropriate transparency of our political participation. Adopting a policy as set forth in the proposal would result in additional time and expense to the Company with little, if any, corresponding benefit for stockholders. Accordingly, the Board recommends that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST THE ADOPTION OF THIS PROPOSAL.

STOCKHOLDER PROPOSAL REGARDING COMPENSATION BENCHMARKING CAP (Item 6 on the Proxy Card)

Waste Management is not responsible for the content of this stockholder proposal or supporting statement.

The following proposal was submitted by the AFL-CIO Reserve Fund, 815 Sixteenth Street, N.W., Washington, D.C. 20006 , the beneficial owner of 323 shares of Waste Management Common Stock. The proposal has been included verbatim as we received it.

Stockholder Proposal

RESOLVED: Shareholders of Waste Management, Inc. (the "Company") urge the Compensation Committee (the "Committee") of the Board of Directors to adopt a policy that if the Committee uses peer group benchmarking to establish target awards for senior executive compensation, the benchmark should not exceed the 50th percentile of the Company's peers. The Committee shall implement this policy in a manner that does not violate any existing employment agreement or compensation plan.

Supporting Statement

In our opinion, peer group benchmarking of target awards for senior executive compensation results in a constant ratcheting up of executive pay unrelated to performance. About 90 percent of major U.S. corporations set their executive pay targets at or above the median of their peer group. (The Washington Post, "Cozy relationships and 'peer benchmarking' send CEOs' pay soaring," October 3, 2011.)

We believe this practice creates a "Lake Wobegon" effect where all CEOs are above average. If even one company targets compensation above the median of the peer group and the other companies target the median pay, the median level is mathematically guaranteed to rise year after year. We are also concerned that companies may cherry-pick their compensation peer group to include companies that have high levels of executive pay.

We are concerned that peer group benchmarking for target awards is increasing executive pay at our Company. According to our Company's 2012 proxy statement the Compensation Committee has determined "that total direct compensation packages for our named executive officers within a range of plus or minus twenty percent of the median total compensation of the competitive analysis is appropriate." In other words, senior executives might receive target awards up to twenty percent above the median compensation of their peers.

While we do not object to compensation committees using peer groups to measure relative performance for executive compensation purposes, we believe that peer group compensation data should not be the only factor used to set the dollar value of target awards. Rather, companies should also consider each executive's individual qualifications as well as the company's overall employee compensation structure.

The Conference Board Commission on Public Trust and Private Enterprise, consisting of a blue-ribbon panel of leaders from business, finance, public service and academia, recommended that "Where recent compensation levels are excessive, compensation committees should not use these as a benchmark for setting future compensation levels." (The Conference Board, Findings and Recommendations, 2003.)

A recent report by the University of Delaware's John L. Weinberg Center for Corporate Governance and the Investor Responsibility Research Center Institute identifies peer group compensation benchmarking as a central reason for rising executive pay, and criticizes benchmarking as a seriously flawed methodology even when the peer groups are fairly constructed. (Charles Elson and Craig Ferrere, "Executive Superstars, Peer Groups and Over-Compensation — Cause, Effect and Solution," September 22, 2012.)

For these reasons, we ask shareholders to vote FOR this proposal.

Waste Management Response to Stockholder Proposal Regarding Compensation Benchmarking Cap

The Board recommends that stockholders vote AGAINST this proposal.

The Board believes that this proposal is unnecessary because the actions of our wholly-independent MD&C Committee do not contribute to the concerns set forth in the proposal. The Board also believes this proposal would be detrimental to the Company and its stockholders by hindering the Company's ability to recruit and retain talented executives. Accordingly, the Board recommends that stockholders vote against this proposal.

As described in detail in our Compensation Discussion and Analysis, all elements of our executive compensation program are carefully crafted to attract, retain, reward and incentivize exceptional, talented employees who will lead the Company in the successful execution of its strategy. Our MD&C Committee believes it is necessary and appropriate to consider peer company compensation in order to gauge the competitive market and to ensure that the Company's compensation practices are aligned with prevalent practices. To remain competitive in the market for executive talent, the MD&C Committee has determined that target short-term incentive opportunities should be within a range of plus or minus 15% around the competitive median, target long-term incentive opportunities should be within a range of plus or minus 20% around the competitive median, and base salaries should be within a range of plus or minus 10% around the competitive median.

However, contrary to the proposal:

- Peer group compensation data is not the only factor used to set the dollar value of target awards. An individual's qualifications and performance, as well as the Company's overall compensation structure and financial performance, are considered in determining where target compensation will fall within the competitive range;
- While it is possible that a high-performing executive might receive a total compensation package up to 20% above the competitive median, the competitive range established by our MD&C Committee specifically provides that a total direct compensation package that is 20% below the median may be appropriate, and, at times, certain of our executives have been and will be compensated at levels below the median of the competitive range;
- The MD&C Committee's consideration of peer group compensation data does not "ratchet up" our executive's compensation every year unrelated to performance, as other factors are also considered. For example, in 2012 and 2009, the Company did not grant any merit increases in base salary irrespective of peer group actions or the executives' individual performance; and
- As described in detail in the Compensation Discussion and Analysis, the MD&C Committee, with the assistance of an independent compensation consultant, uses many qualitative and quantitative factors to establish an appropriate compensation peer group, including growth profile, profitability profile, size, shareholder return, annual revenue and nature of operations, and we strongly disagree with any insinuation that we have "cherry-picked" a peer group to include high levels of executive pay.

Imposing the rigid restrictions in the proposal could harm the Company by causing it to be unable to offer competitive compensation packages. The Board strongly believes that the MD&C Committee's use of compensation benchmarking has been reasoned and appropriate. The MD&C Committee should continue to retain the flexibility to use their expertise to design and administer competitive compensation programs. Accordingly, the proposal is unnecessary and would be unduly restrictive and burdensome.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST THE ADOPTION OF THIS PROPOSAL.

OTHER MATTERS

We do not intend to bring any other matters before the annual meeting, nor do we have any present knowledge that any other matters will be presented by others for action at the meeting. If any other matters are properly presented, your proxy card authorizes the people named as proxy holders to vote using their judgment.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 1-12154

Waste Management, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**73-1309529**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1001 Fannin Street, Suite 4000 Houston, Texas	**77002**
(Address of principal executive offices)	*(Zip code)*

Registrant's telephone number, including area code:
(713) 512-6200

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, $.01 par value	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulations S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant at June 30, 2012 was approximately $15.4 billion. The aggregate market value was computed by using the closing price of the common stock as of that date on the New York Stock Exchange ("NYSE"). (For purposes of calculating this amount only, all directors and executive officers of the registrant have been treated as affiliates.)

The number of shares of Common Stock, $0.01 par value, of the registrant outstanding at February 7, 2013 was 465,200,137 (excluding treasury shares of 165,082,324).

DOCUMENTS INCORPORATED BY REFERENCE

Document	Incorporated as to
Proxy Statement for the 2013 Annual Meeting of Stockholders	Part III

TABLE OF CONTENTS

PART I

Item 1. *Business.*

General

The financial statements presented in this report represent the consolidation of Waste Management, Inc., a Delaware corporation; Waste Management's wholly-owned and majority-owned subsidiaries; and certain variable interest entities for which Waste Management or its subsidiaries are the primary beneficiary as described in Note 20 to the Consolidated Financial Statements. Waste Management is a holding company and all operations are conducted by its subsidiaries. When the terms "the Company," "we," "us" or "our" are used in this document, those terms refer to Waste Management, Inc., its consolidated subsidiaries and consolidated variable interest entities. When we use the term "WM," we are referring only to Waste Management, Inc., the parent holding company.

WM was incorporated in Oklahoma in 1987 under the name "USA Waste Services, Inc." and was reincorporated as a Delaware company in 1995. In a 1998 merger, the Illinois-based waste services company formerly known as Waste Management, Inc. became a wholly-owned subsidiary of WM and changed its name to Waste Management Holdings, Inc. ("WM Holdings"). At the same time, our parent holding company changed its name from USA Waste Services to Waste Management, Inc. Like WM, WM Holdings is a holding company and all operations are conducted by subsidiaries. For detail on the financial position, results of operations and cash flows of WM, WM Holdings and their subsidiaries, see Note 23 to the Consolidated Financial Statements.

Our principal executive offices are located at 1001 Fannin Street, Suite 4000, Houston, Texas 77002. Our telephone number at that address is (713) 512-6200. Our website address is www.wm.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K are all available, free of charge, on our website as soon as practicable after we file the reports with the SEC. Our stock is traded on the New York Stock Exchange under the symbol "WM."

We are the leading provider of comprehensive waste management services in North America, including collection, transfer, recycling and resource recovery, and disposal services for residential, commercial, industrial and municipal customers (our "Solid Waste business" or "Solid Waste"). Our Solid Waste business is operated and managed locally by our subsidiaries throughout North America that focus on distinct geographical areas. We are also a leading developer, operator and owner of waste-to-energy and landfill gas-to-energy facilities in the United States. During 2012, our largest customer represented approximately 1% of annual revenues. We employed approximately 43,500 people as of December 31, 2012.

We own or operate 269 landfill sites, which is the largest network of landfills in our industry. In order to make disposal more practical for larger urban markets, where the distance to landfills or waste-to-energy facilities is typically farther, we manage 297 transfer stations that consolidate, compact and transport waste efficiently and economically. We also use waste to create energy. One method involves recovering the gas produced naturally as waste decomposes in landfills and using the gas in generators to make electricity. Our subsidiary, Wheelabrator Technologies, Inc., also uses waste to create energy by operating 22 highly efficient waste combustion plants that produce clean, renewable energy. We are a leading recycler in North America, handling materials that include paper, cardboard, glass, plastic, metal and electronics. We provide cost-efficient, environmentally sound recycling programs for municipalities, businesses and households across the U.S. and Canada. In addition to traditional waste operations, we are also expanding to increase the service offerings we provide for our customers.

Our Company's goals are targeted at serving our customers, our employees, the environment, the communities in which we work and our stockholders, and achievement of our goals is intended to meet the needs of a changing industry. The waste industry continues to undergo significant changes. Our Company and others have recognized the value of the traditional waste stream as a potential resource. Landfill volumes have declined in recent years, as customers are increasingly using alternatives to traditional disposal, such as recycling and composting, while also working to reduce the waste they generate. Accomplishment of our goals will grow our Company and allow us to meet the needs of our customers and communities as they, too, Think Green®. We believe that helping our customers achieve their environmental goals will enable us to achieve profitable growth.

Our Company is dedicated to three transformational goals that we believe will drive continued growth and leadership in a dynamic industry: know more about our customers and how to service them than anyone else; use conversion and processing technology to extract more value from the materials we manage; and continuously improve our operational efficiency. We intend to pursue achievement of our long-term goals in the short-term through efforts to:

- Grow our markets by implementing customer-focused growth, through customer segmentation and through strategic acquisitions, while maintaining our pricing discipline and increasing the amount of recyclable materials we manage each year;
- Grow our customer loyalty;
- Grow into new markets by investing in greener technologies; and
- Pursue initiatives that improve our operations and cost structure.

These efforts will be supported by ongoing improvements in information technologies. We believe that execution of our strategy will provide long-term value to our stockholders. In addition, we intend to continue to return value to our stockholders through dividend payments, and our Board of Directors has given management authority to make common stock repurchases. In December 2012, we announced that our Board of Directors expects to increase the quarterly dividend from $0.355 to $0.365 per share for dividends declared in 2013, which is a 2.8% increase from the quarterly dividends we declared in 2012. This will result in an increase in the amount of free cash flow that we expect to pay out as dividends for the tenth consecutive year and is an indication of our ability to generate strong and consistent cash flows. All quarterly dividends will be declared at the discretion of our Board of Directors.

Operations

General

Through the third quarter of 2012, the operations of our local subsidiaries were primarily organized under our Eastern, Midwest, Southern, Western and Wheelabrator operating Groups. In July 2012, we announced a reorganization of our operations, designed to streamline management and staff support and reduce our cost structure, while not disrupting our front-line operations. Principal organizational changes included removing the management layer of our four geographic Groups, each of which previously constituted a reportable segment, and consolidating and reducing the number of our geographic Areas from 22 to 17.

Following our reorganization, our senior management now evaluates, oversees and manages the financial performance of our local Solid Waste business subsidiaries through these 17 Areas. See Notes 12 and 21 to the Consolidated Financials Statements for additional information related to this reorganization and our reportable segments, respectively. Our Wheelabrator business manages waste-to-energy facilities and independent power production plants. We also provide additional services that are not managed through our Solid Waste or Wheelabrator businesses, as described below. These operations are presented in this report as "Other."

The table below shows the total revenues (in millions) contributed annually by our Solid Waste and Wheelabrator businesses, in the three-year period ended December 31, 2012. More information about our results of operations is included in Note 21 to the Consolidated Financial Statements and in *Management's Discussion and Analysis of Financial Condition and Results of Operations,* included in this report.

	Years Ended December 31,		
	2012	2011	2010
Solid Waste	$13,056	$12,998	$12,613
Wheelabrator	846	877	889
Other	2,106	1,534	975
Intercompany	(2,359)	(2,031)	(1,962)
Total	$13,649	$13,378	$12,515

The services we provide include collection, landfill (solid and hazardous waste landfills), transfer, operation of waste-to-energy facilities and independent power production plants, recycling and resource recovery and other services, as described below. The following table shows revenues (in millions) contributed by these services for each of the three years indicated:

	Years Ended December 31,		
	2012	2011	2010
Collection	$ 8,405	$ 8,406	$ 8,247
Landfill	2,685	2,611	2,540
Transfer	1,296	1,280	1,318
Wheelabrator	846	877	889
Recycling	1,360	1,580	1,169
Other	1,416	655	314
Intercompany	(2,359)	(2,031)	(1,962)
Total	$13,649	$13,378	$12,515

Collection. Our commitment to customers begins with a vast waste collection network. Collection involves picking up and transporting waste and recyclable materials from where it was generated to a transfer station, material recovery facility ("MRF") or disposal site. We generally provide collection services under one of two types of arrangements:

- For commercial and industrial collection services, typically we have a three-year service agreement. The fees under the agreements are influenced by factors such as collection frequency, type of collection equipment we furnish, type and volume or weight of the waste collected, distance to the disposal facility, labor costs, cost of disposal and general market factors. As part of the service, we provide steel containers to most customers to store their solid waste between pick-up dates. Containers vary in size and type according to the needs of our customers and the restrictions of their communities. Many are designed to be lifted mechanically and either emptied into a truck's compaction hopper or directly into a disposal site. By using these containers, we can service most of our commercial and industrial customers with trucks operated by only one employee.
- For most residential collection services, we have a contract with, or a franchise granted by, a municipality, homeowners' association or some other regional authority that gives us the exclusive right to service all or a portion of the homes in an area. These contracts or franchises are typically for periods of three to six years. We also provide services under individual monthly subscriptions directly to households. The fees for residential collection are either paid by the municipality or authority from their tax revenues or service charges, or are paid directly by the residents receiving the service.

Landfill. Landfills are the main depositories for solid waste in North America. At December 31, 2012, we owned or operated 264 solid waste landfills, which represents the largest network of landfills in North America. Solid waste landfills are constructed and operated on land with engineering safeguards that limit the possibility of water and air pollution, and are operated under procedures prescribed by regulation. A landfill must meet federal, state or provincial, and local regulations during its design, construction, operation and closure. The operation and closure activities of a solid waste landfill include excavation, construction of liners, continuous spreading and compacting of waste, covering of waste with earth or other acceptable material and constructing final capping of the landfill. These operations are carefully planned to maintain environmentally safe conditions and to maximize the use of the airspace.

All solid waste management companies must have access to a disposal facility, such as a solid waste landfill. The significant capital requirements of developing and operating a landfill serve as a barrier to landfill ownership and, as a result, third-party haulers often dispose of waste at our landfills. It is usually preferable for our collection operations to use disposal facilities that we own or operate, a practice we refer to as internalization, rather than using third-party disposal facilities. Internalization generally allows us to realize higher consolidated margins and stronger operating cash flows. The fees charged at disposal facilities, which are referred to as tipping fees, are based on several factors, including competition and the type and weight or volume of solid waste deposited.

We also operate five secure hazardous waste landfills in the United States. Under environmental laws, the federal government (or states with delegated authority) must issue permits for all hazardous waste landfills. All of our hazardous waste landfills have obtained the required permits, although some can accept only certain types of hazardous waste. These landfills must also comply with specialized operating standards. Only hazardous waste in a stable, solid form, which meets regulatory requirements, can be deposited in our secure disposal cells. In some cases, hazardous waste can be treated before disposal. Generally, these treatments involve the separation or removal of solid materials from liquids and chemical treatments that transform waste into inert materials that are no longer hazardous. Our hazardous waste landfills are sited, constructed and operated in a manner designed to provide long-term containment of waste. We also operate a hazardous waste facility at which we isolate treated hazardous waste in liquid form by injection into deep wells that have been drilled in certain acceptable geologic formations far below the base of fresh water to a point that is safely separated by other substantial geological confining layers.

Transfer. At December 31, 2012, we owned or operated 297 transfer stations in North America. We deposit waste at these stations, as do other waste haulers. The solid waste is then consolidated and compacted to reduce the volume and increase the density of the waste and transported by transfer trucks or by rail to disposal sites. At December 31, 2012, our medical waste services business (discussed below) also had 13 smaller transfer operations (separate from its 10 processing facilities, but some of which are located at other existing Company facilities) that are permitted to consolidate regulated medical waste collections for disposal.

Access to transfer stations is critical to haulers who collect waste in areas not in close proximity to disposal facilities. Fees charged to third parties at transfer stations are usually based on the type and volume or weight of the waste deposited at the transfer station, the distance to the disposal site and general market factors.

The utilization of our transfer stations by our own collection operations improves internalization by allowing us to retain fees that we would otherwise pay to third parties for the disposal of the waste we collect. It enables us to manage costs associated with waste disposal because (i) transfer trucks, railcars or rail containers have larger capacities than collection trucks, allowing us to deliver more waste to the disposal facility in each trip; (ii) waste is accumulated and compacted at transfer stations that are strategically located to increase the efficiency of our network of operations; and (iii) we can retain the volume by managing the transfer of the waste to one of our own disposal sites.

The transfer stations that we operate but do not own generally are operated through lease agreements under which we lease property from third parties. There are some instances where transfer stations are operated under contract, generally for municipalities. In most cases we own the permits and will be responsible for any regulatory requirements relating to the operation and closure of the transfer station.

Wheelabrator. As of December 31, 2012, we owned or operated 17 waste-to-energy facilities and five independent power production plants, or IPPs, which are located in the Northeast, in the Mid-Atlantic, and in Florida, California and Washington.

At our waste-to-energy facilities, solid waste is burned at high temperatures in specially designed boilers to produce heat that is converted into high-pressure steam. As of December 31, 2012, our waste-to-energy facilities were capable of processing up to 22,300 tons of solid waste each day. In 2012, our waste-to-energy facilities received and processed 8 million tons of solid waste, or approximately 21,700 tons per day.

Our IPPs convert various waste and conventional fuels into steam. The plants burn wood waste, anthracite coal waste (culm), tires, landfill gas and natural gas. These facilities are integral to the solid waste industry, disposing of urban wood, waste tires, railroad ties and utility poles. Our anthracite culm facility in Pennsylvania processes the waste materials left over from coal mining operations from over half a century ago. Ash remaining after burning the culm is used to reclaim the land damaged by decades of coal mining.

We generate steam at our waste-to-energy and IPPs facilities for the production of electricity. We sell the electricity produced at our facilities into wholesale markets, which include investor-owned utilities, power marketers and regional power pools. Some of our facilities also sell steam directly to end users. Fees charged for electricity and steam at our waste-to-energy facilities and IPPs have generally been subject to the terms and conditions of long-term contracts that include interim adjustments to the prices charged for changes in market conditions such as inflation, electricity prices and other general market factors. During 2012 and 2010, several of our long-term energy contracts and short-term pricing arrangements expired, significantly increasing our waste-to-energy revenues' exposure to volatility attributable to changes in market prices for electricity, which generally correlate with fluctuations in natural gas prices in the markets in which we operate. Our market-price volatility will continue to increase as additional long-term contracts expire. We use "receive fixed, pay variable" electricity commodity swaps to mitigate the variability in our revenues and cash flows caused by fluctuations in the market prices for electricity. Refer to the *Quantitative and Qualitative Disclosures About Market Risk* section of this report for additional information about the Company's current considerations related to the management of this market exposure.

We continue to look at opportunities to expand our waste-to-energy business. In the first quarter of 2012, we formed a U.K. joint venture, together with a commercial waste management company, to develop, construct, operate and maintain a waste-to-energy and recycling facility in England. In connection with this investment, we are committed to provide funding up to £57 million, or $93 million based on the exchange rate as of December 31, 2012, to be used for the development and construction of the facility. Additional information related to this investment is included in Note 20 to the Consolidated Financial Statements. Additionally, in the second quarter of 2012, we invested in another U.K. joint venture, together with an electric utility company, to develop a waste-to-energy and recycling facility in England. In connection with this investment, we are committed to provide funding up to £156 million, or $253 million based upon the exchange rates at December 31, 2012, to be used for the development and construction of the facility.

In 2010, we made two investments which increased the total assets of our Wheelabrator business by $318 million. In the first quarter of 2010, we paid $142 million to acquire a 40% equity investment in Shanghai Environment Group ("SEG"), a subsidiary of Shanghai Chengtou Holding Co., Ltd. As a joint venture partner in SEG, we participate in the operation and management of waste-to-energy and other waste services in the Chinese market. SEG is also focused on building new waste-to-energy facilities in China. As of December 31, 2012, SEG owned and operated three waste-to-energy facilities and five transfer stations. An additional five waste-to-energy facilities are under construction. Our share of SEG's earnings are included in "Equity in net losses of unconsolidated entities" in our Consolidated Statement of Operations. In the second quarter of 2010, we paid $150 million for the acquisition of a waste-to-energy facility in Portsmouth, Virginia. Wheelabrator is actively pursuing additional development projects with industry partners and other opportunities to provide waste-to-energy services in Europe and Asia.

Recycling. Our recycling operations provide communities and businesses with an alternative to traditional landfill disposal and support our strategic goals to extract more value from the materials we manage. In 2001, we became the first major solid waste company to focus on residential single-stream recycling, which allows customers to mix recyclable paper, plastic and glass in one bin. Residential single-stream programs have greatly increased the recycling rates. Single-stream recycling is possible through the use of various mechanized screens and optical sorting technologies. We have also been advancing the single-stream recycling programs for commercial applications. Recycling involves the separation of reusable materials from the waste stream for processing and resale or other disposition. Our recycling operations include the following:

Materials processing — Through our collection operations, we collect recyclable materials from residential, commercial and industrial customers and direct these materials to one of our MRFs for processing. We operate 114 MRFs where paper, cardboard, metals, plastics, glass, construction and demolition materials and other recyclable commodities are recovered for resale. We also operate 12 secondary processing facilities where recyclable materials can be further processed into raw products used in the manufacturing of consumer goods. Materials processing services include data destruction and automated color sorting.

Plastics materials recycling — Using state-of-the-art sorting and processing technology, we process, inventory and sell plastic commodities making the recycling of such items more cost effective and convenient.

Commodities recycling — We market and resell recyclable commodities to customers world-wide. We manage the marketing of recyclable commodities that are processed in our facilities by maintaining comprehensive service centers that continuously analyze market prices, logistics, market demands and product quality.

Fees for recycling services are influenced by the type of recyclable commodities being processed, the volume or weight of the recyclable material, degree of processing required, the market value of the recovered material and other market factors.

Some of the recyclable materials processed in our MRFs are purchased from various sources, including third parties and our own operations. The cost per ton of material purchased is based on market prices and the cost to transport the processed goods to our customers to whom we sell such materials. The price we pay for recyclable materials is often referred to as a "rebate." Rebates generally are based upon the price we receive for sales of processed goods and on market conditions, but in some cases are based on fixed contractual rates or on defined minimum per-ton rates. As a result, changes in commodity prices for recycled fiber can significantly affect our revenues, the rebates we pay to our suppliers and our operating income and margins.

Other. Other services we provide include the following:

We provide recycling brokerage services, which involves managing the marketing of recyclable materials for third parties. The experience of our recycling operations in managing recyclable commodities for our own operations gives us the expertise needed to effectively manage volumes for third parties. Utilizing the resources and knowledge of our recycling operations' service centers, we can assist customers in marketing and selling their recyclable commodities with little to no capital requirements. We also provide electronics recycling. We recycle discarded computers, communications equipment, and other electronic equipment. Services include the collection, sorting and disassembling of electronics in an effort to reuse or recycle all collected materials. In recent years, we have teamed with major electronics manufacturers to offer comprehensive "take-back" programs of their products to assist the general public in disposing of their old electronics in a convenient and environmentally safe manner.

Our WM Sustainability Services organization offers our customers in all Areas a variety of services in collaboration with our Areas and strategic accounts program, including (i) in-plant services, where our employees work full-time inside our customers' facilities to provide full-service waste management solutions and consulting services; (ii) specialized disposal services for oilfield drilling and operations; and (iii) services associated with the disposal of fly ash, residue generated from the combustion of coal and other fuel stocks. Our vertically integrated waste management operations enable us to provide customers with full management of their waste. The breadth of our service offerings and the familiarity we have with waste management practices gives us the unique ability to assist customers in minimizing the amount of waste they generate, identifying recycling opportunities and determining the most efficient means available for waste collection and disposal.

We develop, operate and promote projects for the beneficial use of landfill gas through our WM Renewable Energy Program. Landfill gas is produced naturally as waste decomposes in a landfill. The methane component of the landfill gas is a readily available, renewable energy source that can be gathered and used beneficially as an alternative to fossil fuel. The EPA endorses landfill gas as a renewable energy resource, in the same category as wind, solar and geothermal resources. At December 31, 2012, landfill gas beneficial use projects were producing commercial quantities of methane gas at 137 of our solid waste landfills. At 109 of these landfills, the processed gas is used to fuel electricity generators. The electricity is then sold to public utilities, municipal utilities or power cooperatives. At 17 landfills, the gas is used at the landfill or delivered by pipeline to industrial customers as a direct substitute for fossil fuels in industrial processes. At 10 landfills, the landfill gas is processed to pipeline-quality natural gas and then sold to natural gas suppliers. At one landfill, the gas is processed into liquefied natural gas and used as vehicle fuel.

Although many waste management services such as collection and disposal are local services, our strategic accounts program works with customers whose locations span the United States. Our strategic accounts program provides centralized customer service, billing and management of accounts to streamline the administration of customers' multiple and nationwide locations' waste management needs. In 2011, we acquired Oakleaf Global Holdings and its primary operations ("Oakleaf"), which provides outsourced waste and recycling services through a nationwide network of third-party haulers. Oakleaf has increased our strategic accounts customer base and enhanced our ability to provide comprehensive environmental solutions.

We also offer integrated medical waste services for healthcare facilities, pharmacies and individuals. We provide full-service solutions to facilities to assist them in best practices, identifying waste streams and proper disposal.

We continue to invest in businesses and technologies that are designed to offer services and solutions ancillary or supplementary to our current operations. These investments include joint ventures, acquisitions and partial ownership interests. The solutions and services include the collection of project waste, including construction debris and household or yard waste, through our Bagster® program; the development, operation and marketing of plasma gasification facilities; operation of a landfill gas-to-liquid natural gas plant; solar powered trash compactors; and organic waste-to-fuel conversion technology. Part of our expansion of services includes offering portable self-storage services; fluorescent bulb and universal waste mail-back through our LampTracker® program; and a sharps mail return program through which individuals can safely dispose of their used syringes and lancets using our MedWaste Tracker® system. In addition, we have made investments that involve the acquisition and development of interests in oil and gas producing properties. Finally, we rent portable restroom facilities to municipalities and commercial customers under the name Port-o-Let®, we service such facilities and we provide street and parking lot sweeping services.

Competition

We encounter intense competition from governmental, quasi-governmental and private sources in all aspects of our operations. In North America, the industry consists primarily of two national waste management companies, regional companies and local companies of varying sizes and financial resources, including companies that specialize in certain discrete areas of waste management, operators of alternative disposal facilities and companies that seek to use parts of the waste stream as feedstock for renewable energy and other by-products. We compete with these companies as well as with counties and municipalities that maintain their own waste collection and disposal operations.

Operating costs, disposal costs and collection fees vary widely throughout the areas in which we operate. The prices that we charge are determined locally, and typically vary by volume and weight, type of waste collected, treatment requirements, risk of handling or disposal, frequency of collections, distance to final disposal sites, the availability of airspace within the geographic region, labor costs and amount and type of equipment furnished to the customer. We face intense competition in our Solid Waste business based on pricing and quality of service. We have also begun competing for business based on service offerings. As companies, individuals and communities look for ways to be more sustainable, we are investing in greener technologies and promoting our comprehensive services that go beyond our core business of collecting and disposing of waste.

Seasonal Trends

Our operating revenues tend to be somewhat higher in summer months, primarily due to the higher volume of construction and demolition waste. The volumes of industrial and residential waste in certain regions where we operate also tend to increase during the summer months. Our second and third quarter revenues and results of operations typically reflect these seasonal trends.

Additionally, certain destructive weather conditions that tend to occur during the second half of the year, such as the hurricanes that most often impact our operations in the Southern and Eastern U.S., can actually increase our revenues in the areas affected. While weather-related and other "one-time" occurrences can boost revenues through additional work for a limited time span, as a result of significant start-up costs and other factors, such revenue sometimes generates earnings at comparatively lower margins. Certain weather conditions, including severe winter storms, may result in the temporary suspension of our operations, which can significantly affect the operating results of the affected regions. The operating results of our first quarter also often reflect higher repair and maintenance expenses because we rely on the slower winter months, when waste flows are generally lower, to perform scheduled maintenance at our waste-to-energy facilities.

Employees

At December 31, 2012, we had approximately 43,500 full-time employees, of which approximately 7,500 were employed in administrative and sales positions and the balance in operations. Approximately 8,900 of our employees are covered by collective bargaining agreements.

Financial Assurance and Insurance Obligations

Financial Assurance

Municipal and governmental waste service contracts generally require contracting parties to demonstrate financial responsibility for their obligations under the contract. Financial assurance is also a requirement for (i) obtaining or retaining disposal site or transfer station operating permits; (ii) supporting variable-rate tax-exempt debt and (iii) estimated final capping, closure, post-closure and environmental remedial obligations at many of our landfills.

We establish financial assurance using surety bonds, letters of credit, insurance policies, trust and escrow agreements and financial guarantees. The type of assurance used is based on several factors, most importantly: the jurisdiction, contractual requirements, market factors and availability of credit capacity. The following table summarizes the various forms and dollar amounts (in millions) of financial assurance that we had outstanding as of December 31, 2012:

Surety bonds:		
Issued by consolidated subsidiary(a)	$ 206	
Issued by affiliated entity(b)	1,101	
Issued by third-party surety companies	1,970	
Total surety bonds		$3,277
Letters of credit:		
Revolving credit facility(c)	933	
Letter of credit facilities(d)	492	
Other lines of credit	257	
Total letters of credit		1,682
Insurance policies:		
Issued by consolidated subsidiary(a)	1,101	
Issued by affiliated entity(b)	29	
Issued by third-party insurance companies	214	
Total insurance policies		1,344
Funded trust and escrow accounts(e)		137
Financial guarantees(f)		115
Total financial assurance(g)		$6,555

(a) We use surety bonds and insurance policies issued by a wholly-owned insurance subsidiary, National Guaranty Insurance Company of Vermont, the sole business of which is to issue financial assurance to WM and its subsidiaries. National Guaranty Insurance Company is authorized to write up to approximately $1.5 billion in surety bonds or insurance policies for our final capping, closure and post-closure requirements, waste collection contracts and other business-related obligations.

(b) We hold a noncontrolling interest in an entity that we use to obtain financial assurance. Our contractual agreement with this entity does not specifically limit the amounts of surety bonds or insurance that we may obtain, making our financial assurance under this agreement limited only by the guidelines and restrictions of surety and insurance regulations.

(c) WM has a $2.0 billion revolving credit facility with a term ending May 2016. At December 31, 2012, we had $400 million of outstanding borrowings and $933 million of letters of credit issued and supported by the facility. The unused and available credit capacity of the facility was $667 million as of December 31, 2012.

(d) We have an aggregate committed capacity of $505 million under letter of credit facilities with terms ending from June 2013 to June 2015. As of December 31, 2012, no borrowings were outstanding under these letter of credit facilities and we had $13 million of unused or available credit capacity.

(e) Our funded trust and escrow accounts generally have been established to support landfill final capping, closure, post-closure and environmental remediation obligations and our performance under various operating contracts. Balances maintained in these trust funds and escrow accounts will fluctuate based on (i) changes in statutory requirements; (ii) future deposits made to comply with contractual arrangements; (iii) the use of funds for qualifying activities; (iv) acquisitions or divestitures of landfills; and (v) changes in the fair value of the financial instruments held in the trust fund or escrow accounts. The assets held in our funded trust and escrow accounts may be drawn and used to meet the obligations for which the trusts and escrows were established.

(f) Financial guarantees are provided primarily to support our performance of landfill final capping, closure and post-closure activities. The amount of financial assurance provided by such guarantees is dependent upon measures of our tangible net worth and other criteria.

(g) The amount of financial assurance required can, and generally will, differ from the obligation determined and recorded under U.S. Generally Accepted Accounting Principles ("GAAP").

The assets held in our funded trust and escrow accounts may be drawn and used to meet the closure, post-closure and remedial obligations for which the trusts and escrows were established. Other than these permitted draws on funds, virtually no claims have been made against our financial assurance instruments in the past, and considering our current financial position, management does not expect there to be claims against these instruments that will have a material adverse effect on our Consolidated Financial Statements. In an ongoing effort to mitigate the risks of future cost increases and reductions in available capacity, we are continually evaluating various options to access cost-effective sources of financial assurance.

Insurance

We carry a broad range of insurance coverages, including general liability, automobile liability, real and personal property, workers' compensation, directors' and officers' liability, pollution legal liability, business interruption and other coverages we believe are customary to the industry. Our exposure to loss for insurance claims is generally limited to the per-incident deductible under the related insurance policy. As of December 31, 2012, our commercial General Liability Insurance Policy carried self-insurance exposures of up to $2.5 million per incident and our workers' compensation insurance program carried self-insurance exposures of up to $5 million per incident. As of December 31, 2012, our auto liability insurance program included a per-incident base deductible of $5 million, subject to additional deductibles of $4.8 million in the $5 million to $10 million layer. We do not expect the impact of any known casualty, property, environmental or other contingency to have a material impact on our financial condition, results of operations or cash flows. Our estimated insurance liabilities as of December 31, 2012 are summarized in Note 11 to the Consolidated Financial Statements.

The Directors' and Officers' Liability Insurance policy we choose to maintain covers only individual executive liability, often referred to as "Broad Form Side A," and does not provide corporate reimbursement coverage, often referred to as "Side B." The Side A policy covers directors and officers directly for loss, including defense costs, when corporate indemnification is unavailable. Side A-only coverage cannot be exhausted by payments to the Company, as the Company is not insured for any money it advances for defense costs or pays as indemnity to the insured directors and officers.

Regulation

Our business is subject to extensive and evolving federal, state or provincial and local environmental, health, safety and transportation laws and regulations. These laws and regulations are administered by the U.S. EPA, Environment Canada, and various other federal, state and local environmental, zoning, transportation, land use, health and safety agencies in the United States and Canada. Many of these agencies regularly examine our operations to monitor compliance with these laws and regulations and have the power to enforce compliance, obtain injunctions or impose civil or criminal penalties in case of violations. In recent years, we have perceived an increase in both the amount of government regulation and the number of enforcement actions being brought by regulatory entities against operations in the waste services industry. We expect this heightened governmental focus on regulation and enforcement to continue.

Because the major component of our business is the collection and disposal of solid waste in an environmentally sound manner, a significant amount of our capital expenditures are related, either directly or indirectly, to environmental protection measures, including compliance with federal, state or provincial and local provisions that regulate the placement of materials into the environment. There are costs associated with siting, design, operations, monitoring, site maintenance, corrective actions, financial assurance, and facility closure and post-closure obligations. In connection with our acquisition, development or expansion of a disposal facility or transfer station, we must often spend considerable time, effort and money to obtain or maintain required permits and approvals. There cannot be any assurances that we will be able to obtain or maintain required governmental approvals. Once obtained, operating permits are subject to renewal, modification, suspension or revocation by the issuing agency. Compliance with these and any future regulatory requirements could require us to make significant capital and operating expenditures. However, most of these expenditures are made in the normal course of business and do not place us at any competitive disadvantage.

The primary United States federal statutes affecting our business are summarized below:

- The Resource Conservation and Recovery Act of 1976, or RCRA, as amended, regulates handling, transporting and disposing of hazardous and non-hazardous waste and delegates authority to states to develop programs to ensure the safe disposal of solid waste. In 1991, the EPA issued its final regulations under Subtitle D of RCRA, which set forth minimum federal performance and design criteria for solid waste landfills. These regulations are typically implemented by the states, although states can impose requirements that are more stringent than the Subtitle D standards. We incur costs in complying with these standards in the ordinary course of our operations.

- The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, which is also known as Superfund, provides for federal authority to respond directly to releases or threatened releases of hazardous substances into the environment that have created actual or potential environmental hazards. CERCLA's primary means for addressing such releases is to impose strict liability for cleanup of disposal sites upon current and former site owners and operators, generators of the hazardous substances at the site and transporters who selected the disposal site and transported substances thereto. Liability under CERCLA is not dependent on the intentional disposal of hazardous substances; it can be based upon the release or threatened release, even as a result of lawful, unintentional and non-negligent action, of hazardous substances as the term is defined by CERCLA and other applicable statutes and regulations. Liability may include contribution for cleanup costs incurred by a defendant in a CERCLA civil action or by an entity that has previously resolved its liability to federal or state regulators in an administrative or judicially-approved settlement. Liability under CERCLA could also include obligations to a PRP that voluntarily expends site clean-up costs. Further, liability for damage to publicly-owned natural resources may also be imposed. We are subject to potential liability under CERCLA as an owner or operator of facilities at which hazardous substances have been disposed and as a generator or transporter of hazardous substances disposed of at other locations.

- The Federal Water Pollution Control Act of 1972, known as the Clean Water Act, regulates the discharge of pollutants into streams, rivers, groundwater, or other surface waters from a variety of sources, including solid and hazardous waste disposal sites. If run-off from our operations may be discharged into surface waters, the Clean Water Act requires us to apply for and obtain discharge permits, conduct sampling and monitoring, and, under certain circumstances, reduce the quantity of pollutants in those discharges. In 1990, the EPA issued additional standards for management of storm water runoff that require landfills and other waste-handling facilities to obtain storm water discharge permits. In addition, if a landfill or other facility discharges wastewater through a sewage system to a publicly-owned treatment works, the facility must comply with discharge limits imposed by the treatment works. Also, before the development or expansion of a landfill can alter or affect "wetlands," a permit may have to be obtained providing for mitigation or replacement wetlands. The Clean Water Act provides for civil, criminal and administrative penalties for violations of its provisions.

- The Clean Air Act of 1970, as amended, provides for increased federal, state and local regulation of the emission of air pollutants. Certain of our operations are subject to the requirements of the Clean Air Act, including large municipal solid waste landfills and large municipal waste-to-energy facilities. Standards have also been imposed on manufacturers of transportation vehicles (including waste collection vehicles). In 1996 the EPA issued new source performance standards and emission guidelines controlling landfill gases from new and existing large landfills. In January 2003, the EPA issued Maximum Achievable Control Technology standards for municipal solid waste landfills subject to the new source performance standards. These regulations impose limits on air emissions from large municipal solid waste landfills, subject most of our large municipal solid waste landfills to certain operating permit requirements under Title V of the Clean Air Act and, in many instances, require installation of landfill gas collection and control systems to control emissions or to treat and utilize landfill gas on- or off-site.

The EPA has issued source performance standards and emission guidelines for large and small municipal waste-to-energy facilities, which include stringent emission limits for various pollutants based on Maximum Achievable Control Technology standards. These sources are also subject to operating permit requirements under Title V of the Clean Air Act. The Clean Air Act requires the EPA to review and revise the MACT standards applicable to municipal waste-to-energy facilities every five years.

- The Occupational Safety and Health Act of 1970, as amended, establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration, and various reporting and record keeping obligations as well as disclosure and procedural requirements. Various standards for notices of hazards, safety in excavation and demolition work and the handling of asbestos, may apply to our operations. The Department of Transportation and OSHA, along with other federal agencies, have jurisdiction over certain aspects of hazardous materials and hazardous waste, including safety, movement and disposal. Various state and local agencies with jurisdiction over disposal of hazardous waste may seek to regulate movement of hazardous materials in areas not otherwise preempted by federal law.

We are also actively monitoring the following recent developments in United States federal statutes affecting our business:

- In 2010, the EPA issued the Prevention of Significant Deterioration, or PSD, and Title V Greenhouse Gas, or GHG, Tailoring Rule which expanded the EPA's federal air permitting authority to include the six GHGs, including methane and carbon dioxide. The rule sets new thresholds for GHG emissions that define when Clean Air Act permits are required. The current requirements of these rules have not significantly impacted our operations or cash flows, due to the current tailored thresholds and exclusions of certain emissions from regulation. Air permits for new and modified large municipal solid waste landfills, waste-to-energy facilities and landfill gas-to-energy facilities could be impacted, but the degree of impact is incumbent upon the EPA's final determination on permitting of biogenic GHG emissions (e.g. carbon dioxide) as well as the EPA's or implementing states' determinations on what may constitute "Best Available Control Technology" for new projects exceeding certain thresholds. In addition, recent final and proposed reductions in certain National Ambient Air Quality Standards and related PSD increment/significance thresholds could impact the cost, timeliness and availability of air permits for new and modified large municipal solid waste landfills, waste-to-energy facilities and landfill gas-to-energy facilities. In general, controlling emissions involves drilling collection wells into a landfill and routing the gas to a suitable energy recovery system or combustion device. The landfill gas at 137 of our solid waste landfills is currently being captured and utilized for its renewable energy value. Efforts to curtail the emission of greenhouse gases and to ameliorate the effect of climate change may require our landfills to deploy more stringent emission controls, with resulting capital or operating costs; however, we do not believe that such regulations will have a material adverse impact on our business as a whole. See Item 1A. *Risk Factors* — "The adoption of climate change legislation or regulations restricting emissions of "greenhouse gases" could increase our costs to operate." We are striving to anticipate the future needs of our customers by investing in and developing ever-more-advanced recycling and reuse technologies. Potential climate change and GHG regulation initiatives have influenced our business strategy to provide low-carbon services to our customers. If the U.S. were to impose a carbon tax or other form of GHG regulation increasing demand for low-carbon service offerings in the future, the services we are developing will be increasingly valuable.
- In 2011, the EPA published the Non-Hazardous Secondary Materials, or NHSM, Rule, which provides the standards and procedures for identifying whether NHSM are solid waste under RCRA when used as fuels or ingredients in combustion units. The EPA also published new source performance standards and emission guidelines for commercial and industrial solid waste incineration units, and Maximum Achievable Control Technology Standards for commercial and industrial boilers. The EPA has published clarifications and recently published amendments to these rules. In addition, there is litigation surrounding the rules. Although the recently published amendments are generally favorable to our industry, some of the potential regulatory interpretations are still being reviewed and other regulatory

outcomes may be dependent on case-by-case administrative determinations. These could have a significant impact on some of our projects in which we are seeking to convert biomass or other secondary materials into products, fuels or energy. Therefore, it is not possible to quantify the financial impact of these rulemakings or pending administrative determinations at the present time. However, we do not believe the rules or administrative determinations will have a material adverse impact on our business as a whole.

There are also various state or provincial and local regulations that affect our operations. Each state and province in which we operate has its own laws and regulations governing solid waste disposal, water and air pollution, and, in most cases, releases and cleanup of hazardous substances and liabilities for such matters. States and provinces have also adopted regulations governing the design, operation, maintenance and closure of landfills and transfer stations. Some counties, municipalities and other local governments have adopted similar laws and regulations. Our facilities and operations are likely to be subject to these types of requirements.

In addition, our landfill and waste-to-energy operations are affected by the increasing preference for alternatives to landfill and waste-to-energy disposal. Several state and local governments mandate recycling and waste reduction at the source and prohibit the disposal of certain types of waste, such as yard and food waste, at landfills or waste-to-energy facilities. Legislative and regulatory measures to mandate or encourage waste reduction at the source and waste recycling also have been or are under consideration by the U.S. Congress and the EPA.

Various states have enacted, or are considering enacting, laws that restrict the disposal within the state of solid waste generated outside the state. While laws that overtly discriminate against out-of-state waste have been found to be unconstitutional, some laws that are less overtly discriminatory have been upheld in court. From time to time, the United States Congress has considered legislation authorizing states to adopt regulations, restrictions, or taxes on the importation of out-of-state or out-of-jurisdiction waste. Additionally, several state and local governments have enacted "flow control" regulations, which attempt to require that all waste generated within the state or local jurisdiction be deposited at specific sites. In 1994, the United States Supreme Court ruled that a flow control ordinance that gave preference to a local facility that was privately owned was unconstitutional, but in 2007, the Court ruled that an ordinance directing waste to a facility owned by the local government was constitutional. The United States Congress' adoption of legislation allowing restrictions on interstate transportation of out-of-state or out-of-jurisdiction waste or certain types of flow control could adversely affect our operations. Courts' interpretations of interstate waste and flow control legislation could adversely affect our solid and hazardous waste management services.

Many states, provinces and local jurisdictions have enacted "fitness" laws that allow the agencies that have jurisdiction over waste services contracts or permits to deny or revoke these contracts or permits based on the applicant's or permit holder's compliance history. Some states, provinces and local jurisdictions go further and consider the compliance history of the parent, subsidiaries or affiliated companies, in addition to the applicant or permit holder. These laws authorize the agencies to make determinations of an applicant's or permit holder's fitness to be awarded a contract to operate, and to deny or revoke a contract or permit because of unfitness, unless there is a showing that the applicant or permit holder has been rehabilitated through the adoption of various operating policies and procedures put in place to assure future compliance with applicable laws and regulations.

See Note 11 to the Consolidated Financial Statements for disclosures relating to our current assessments of the impact of regulations on our current and future operations.

Item 1A. ***Risk Factors.***

In an effort to keep our stockholders and the public informed about our business, we may make "forward-looking statements." Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words, "will," "may," "should," "continue," "anticipate," "believe," "expect," "plan," "forecast," "project," "estimate," "intend" and words of similar nature and generally include statements containing:

- projections about accounting and finances;
- plans and objectives for the future;
- projections or estimates about assumptions relating to our performance; or
- our opinions, views or beliefs about the effects of current or future events, circumstances or performance.

You should view these statements with caution. These statements are not guarantees of future performance, circumstances or events. They are based on facts and circumstances known to us as of the date the statements are made. All aspects of our business are subject to uncertainties, risks and other influences, many of which we do not control. Any of these factors, either alone or taken together, could have a material adverse effect on us and could change whether any forward-looking statement ultimately turns out to be true. Additionally, we assume no obligation to update any forward-looking statement as a result of future events, circumstances or developments. The following discussion should be read together with the Consolidated Financial Statements and the notes thereto. Outlined below are some of the risks that we believe could affect our business and financial statements for 2013 and beyond and that could cause actual results to be materially different from those that may be set forth in forward-looking statements made by the Company.

The waste industry is highly competitive, and if we cannot successfully compete in the marketplace, our business, financial condition and operating results may be materially adversely affected.

We encounter intense competition from governmental, quasi-governmental and private sources in all aspects of our operations. In North America, the industry consists primarily of two national waste management companies, regional companies and local companies of varying sizes and financial resources, including companies that specialize in certain discrete areas of waste management, operators of alternative disposal facilities and companies that seek to use parts of the waste stream as feedstock for renewable energy and other by-products. We compete with these companies as well as with counties and municipalities that maintain their own waste collection and disposal operations. These counties and municipalities may have financial competitive advantages because tax revenues are available to them and tax-exempt financing is more readily available to them. Also, such governmental units may attempt to impose flow control or other restrictions that would give them a competitive advantage. In addition, competitors may reduce their prices to expand sales volume or to win competitively-bid contracts, including large national accounts and exclusive franchise arrangements with municipalities. When this happens, we may lose customers and be unable to execute our pricing strategy, resulting in a negative impact to our revenue growth from yield on base business.

If we fail to implement our business strategy, our financial performance and our growth could be materially and adversely affected.

Our future financial performance and success are dependent in large part upon our ability to implement our business strategy successfully. Implementation of our strategy will require effective management of our operational, financial and human resources and will place significant demands on those resources. We have adopted a business strategy built on three key initiatives: know more about our customers and how to service them than anyone else; use conversion and processing technology to extract more value from the materials we manage; and continuously improve our operational efficiency. In the short-term, we intend to pursue these initiatives through efforts to:

- Grow our markets by implementing customer-focused growth, through customer segmentation and through strategic acquisitions, while maintaining our pricing discipline and increasing the amount of recyclable materials we manage each year;

- Grow our customer loyalty;
- Grow into new markets by investing in greener technologies; and
- Pursue initiatives that improve our operations and cost structure, including our July 2012 restructuring designed to streamline management and staff support.

There are risks involved in pursuing our strategy, including the following:

- Our strategy may result in a significant change to our business, and our employees, customers or investors may not embrace and support our strategy.
- We may not be able to hire or retain the personnel necessary to manage our strategy effectively.
- Customer segmentation is new to our business, and it could result in fragmentation of our efforts, rather than improved customer relationships.
- In efforts to enhance our revenues, we have implemented price increases and environmental fees, and we have continued our fuel surcharge program to offset fuel costs. The loss of volumes as a result of price increases may negatively affect our cash flows or results of operations.
- We may be unsuccessful in implementing improvements to operational efficiency and such efforts may not yield the intended result.
- Our restructuring may not achieve the goals and cost savings intended, and changes in our organizational structure may make our business more fragmented and difficult to oversee and evaluate.
- Our ability to make strategic acquisitions and invest in greener technologies depends on our ability to identify desirable acquisition or investment targets, negotiate advantageous transactions despite competition for such opportunities, fund such acquisitions on favorable terms, and realize the benefits we expect from those transactions.
- Acquisitions, investments and/or new service offerings may not increase our earnings in the timeframe anticipated, or at all, due to difficulties operating in new markets or providing new service offerings, failure of emerging technologies to perform as expected, failure to operate within budget, integration issues, or regulatory issues, among others.
- Integration of acquisitions, investments and/or new services offerings could increase our exposure to the risk of inadvertent noncompliance with applicable laws and regulations.
- Execution of our strategy may cause us to incur substantial research and development costs, make substantial investments in emerging technologies and/or incur additional indebtedness, which may divert capital away from our traditional business operations.
- We continue to seek to divest underperforming and non-strategic assets if we cannot improve their profitability. We may not be able to successfully negotiate the divestiture of underperforming and non-strategic operations, which could result in asset impairments or the continued operation of low-margin businesses.

In addition to the risks set forth above, implementation of our business strategy could also be affected by a number of factors beyond our control, such as increased competition, legal developments, government regulation, general economic conditions, increased operating costs or expenses and changes in industry trends. Further, we may decide to alter or discontinue certain aspects of our business strategy at any time. If we are not able to implement our business strategy successfully, our long-term growth and profitability may be adversely affected. Even if we are able to implement some or all of the initiatives of our business plan successfully, our operating results may not improve to the extent we anticipate, or at all.

The waste industry is subject to extensive government regulation; existing or future regulations and/or enforcement actions may restrict our operations, increase our costs of operations or require us to make additional capital expenditures.

Stringent government regulations at the federal, state, provincial, and local level in the United States and Canada have a substantial impact on our business, and compliance with such regulations is costly. A large number of complex laws, rules, orders and interpretations govern environmental protection, health, safety, land use, zoning, transportation and related matters. In recent years, we have perceived an increase in both the amount of government regulation and the number of enforcement actions being brought by regulatory entities against operations, in the waste services industry. We expect this heightened governmental focus on regulation and enforcement to continue. Among other things, governmental regulations and enforcement actions may restrict our operations and adversely affect our financial condition, results of operations and cash flows by imposing conditions such as:

- limitations on siting and constructing new waste disposal, transfer or processing facilities or on expanding existing facilities;
- limitations, regulations or levies on collection and disposal prices, rates and volumes;
- limitations or bans on disposal or transportation of out-of-state waste or certain categories of waste; or
- mandates regarding the disposal of solid waste, including requirements to recycle rather than landfill certain waste streams.

Regulations affecting the siting, design and closure of landfills could require us to undertake investigatory or remedial activities, curtail operations or close landfills temporarily or permanently. Future changes in these regulations may require us to modify, supplement or replace equipment or facilities. The costs of complying with these regulations could be substantial.

In order to develop, expand or operate a landfill or other waste management facility, we must have various facility permits and other governmental approvals, including those relating to zoning, environmental protection and land use. The permits and approvals are often difficult, time consuming and costly to obtain and could contain conditions that limit our operations.

We also have significant financial obligations relating to final capping, closure, post-closure and environmental remediation at our existing landfills. We establish accruals for these estimated costs, but we could underestimate such accruals. Environmental regulatory changes could accelerate or increase capping, closure, post-closure and remediation costs, requiring our expenditures to materially exceed our current accruals.

Various states have enacted, or are considering enacting, laws that restrict the disposal within the state of solid waste generated outside the state. From time to time, the United States Congress has considered legislation authorizing states to adopt regulations, restrictions, or taxes on the importation of out-of-state or out-of-jurisdiction waste. Additionally, several state and local governments have enacted "flow control" regulations, which attempt to require that all waste generated within the state or local jurisdiction be deposited at specific sites. The United States Congress' adoption of legislation allowing restrictions on interstate transportation of out-of-state or out-of-jurisdiction waste or certain types of flow control could adversely affect our operations. Courts' interpretations of interstate waste and flow control legislation could adversely affect our solid and hazardous waste management services.

Our revenues will fluctuate based on changes in commodity prices.

Our recycling operations process for sale certain recyclable materials, including fibers, aluminum and glass, all of which are subject to significant market price fluctuations. The majority of the recyclables that we process for sale are paper fibers, including old corrugated cardboard and old newsprint. The fluctuations in the market prices or demand for these commodities, particularly demand from Chinese paper mills, can affect our operating income and cash flows negatively, as we have experienced in 2012, or positively, as we experienced in 2011 and 2010. As we have increased the size of our recycling operations, we have also increased our exposure to commodity price fluctuations. The decline in market prices in 2012 for commodities resulted in a year-over-year decrease in revenue of $428 million compared with 2011. Increases in the prices of recycling commodities resulted in year-over-year increases in revenue of $216 million and $423 million in 2011 and 2010, respectively. Overall commodity prices increased year-over-year 18% and 57% in 2011 and 2010, respectively, and decreased year-over-year 25% in 2012. These prices may fluctuate substantially and without notice in the future. Additionally, our recycling operations offer rebates to suppliers. Therefore, even if we experience higher revenues based on increased market prices for commodities, the rebates we pay will also increase. In other circumstances, the rebates may be subject to a floor, such that as market prices decrease, any expected profit margins on materials subject to the rebate floor are reduced or eliminated.

There are also significant price fluctuations in the price of methane gas, electricity and other energy-related products that are marketed and sold by our landfill gas recovery, waste-to-energy and independent power production plant operations that can significantly impact our revenue from yield provided by such businesses. In most of the markets in which we operate, electricity prices correlate with natural gas prices. During the years ended December 31, 2012, 2011 and 2010, 56%, 54% and 47%, respectively, of the electricity revenue at our waste-to-energy facilities was subject to current market rates. Our waste-to-energy facilities' exposure to market price volatility will continue to increase as additional long-term contracts expire. We cannot assure you that we will be able to enter into renewal contracts on comparable or favorable terms, or at all. To mitigate a portion of the variability in our revenues and cash flows caused by fluctuations in the market prices for electricity, we use "receive fixed, pay variable" electricity swaps. Additionally, revenues from our independent power production plants can be affected by price fluctuations. If we are unable to successfully negotiate long-term contracts, or if market prices are at lower levels for sustained periods, our revenues could be adversely affected.

Increasing customer preference for alternatives to landfill disposal and waste-to-energy facilities could reduce our ability to operate at full capacity and cause our revenues and operating results to decline.

Our customers are increasingly diverting waste to alternatives to landfill and waste-to-energy disposal, such as recycling and composting, while also working to reduce the amount of waste they generate. In addition, several state and local governments mandate recycling and waste reduction at the source and prohibit the disposal of certain types of waste, such as yard and food waste, at landfills or waste-to-energy facilities. Where such organic waste is not banned from the landfill or waste-to-energy facility, large customers such as grocery stores and restaurants are choosing to divert their organic waste from landfills. Zero-waste goals (sending no waste to the landfill) have been set by many of North America's largest companies. Although such mandates and initiatives help to protect our environment, these developments reduce the volume of waste going to landfills and waste-to-energy facilities in certain areas, which may affect our ability to operate our landfills and waste-to-energy facilities at full capacity, as well as affecting the prices that we can charge for landfill disposal and waste-to-energy services. Our landfills and our waste-to-energy facilities currently provide and have historically provided our highest operating margins. If we are not successful in expanding our service offerings and growing lines of businesses to service waste streams that do not go to landfills or waste-to-energy facilities and to provide services for customers that wish to reduce waste entirely, then our revenues and operating results will decline. Additionally, despite the development of new service offerings and lines of business, it is reasonably possible that our revenues and our operating margins could be negatively affected due to disposal alternatives.

Developments in technology could trigger a fundamental change in the waste management industry, as waste streams are increasingly viewed as a resource, which may adversely impact volumes at our landfills and waste-to-energy facilities and our profitability.

Our company and others have recognized the value of the traditional waste stream as a potential resource. Research and development activities are on-going to provide disposal alternatives that maximize the value of waste, including using waste as a source for renewable energy and other valuable by-products. We and many other companies are investing in these technologies. It is possible that such investments and technological advancements may reduce the cost of waste disposal or power production to a level below our costs and may reduce the demand for landfill space and waste-to-energy facilities. As a result, our revenues and operating margins could be adversely affected due to advancements in disposal alternatives.

If we are not able to develop new service offerings and protect intellectual property, or if a competitor develops or obtains exclusive rights to a breakthrough technology, our financial results may suffer.

Our existing and proposed service offerings to customers may require that we invest in, develop or license, and protect, new technologies. Research and development of new technologies and investment in emerging technologies often requires significant spending that may divert capital investment away from our traditional business operations. We may experience difficulties or delays in the research, development, production and/or marketing of new products and services or emerging technologies in which we have invested, which may negatively impact our operating results and prevent us from recouping or realizing a return on the investments required to bring new products and services to market. Further, protecting our intellectual property rights and combating unlicensed copying and use of intellectual property is difficult, and any inability to obtain or protect new technologies could impact our services to customers and development of new revenue sources. Our Company and others are increasingly focusing on new technologies that provide alternatives to traditional disposal and maximize the resource value of waste. If a competitor develops or obtains exclusive rights to a "breakthrough technology" that provides a revolutionary change in traditional waste management, or if we have inferior intellectual property to our competitors, our financial results may suffer.

Our business depends on our reputation and the value of our brand.

We believe we have developed a reputation for high-quality service, reliability and social and environmental responsibility, and we believe our brand symbolizes these attributes. The Waste Management brand name, trademarks and logos and our reputation are powerful sales and marketing tools, and we devote significant resources to promoting and protecting them. Adverse publicity, whether or not justified, relating to activities by our operations, employees or agents could tarnish our reputation and reduce the value of our brand. Damage to our reputation and loss of brand equity could reduce demand for our services. This reduction in demand, together with the dedication of time and expense necessary to defend our reputation, could have an adverse effect on our financial condition, liquidity and results of operations, as well as require additional resources to rebuild our reputation and restore the value of our brand.

Our operations are subject to environmental, health and safety laws and regulations, as well as contractual obligations that may result in significant liabilities.

There is risk of incurring significant environmental liabilities in the use, treatment, storage, transfer and disposal of waste materials. Under applicable environmental laws and regulations, we could be liable if our operations cause environmental damage to our properties or to the property of other landowners, particularly as a result of the contamination of air, drinking water or soil. Under current law, we could also be held liable for damage caused by conditions that existed before we acquired the assets or operations involved. This risk is of particular concern as we execute our growth strategy, partially though acquisitions, because we may be unsuccessful in identifying and assessing potential liabilities during our due diligence investigations. Further, the counterparties in such transactions may be unable to perform their indemnification obligations owed to us. Additionally, we could be liable if we arrange for the transportation, disposal or treatment of hazardous substances that cause environmental contamination, or if a predecessor owner made such arrangements and, under applicable law, we are treated as a successor to the prior owner. Any substantial liability for environmental damage could have a material adverse effect on our financial condition, results of operations and cash flows.

In the ordinary course of our business, we have in the past, we are currently, and we may in the future, become involved in legal and administrative proceedings relating to land use and environmental laws and regulations. These include proceedings in which:

- agencies of federal, state, local or foreign governments seek to impose liability on us under applicable statutes, sometimes involving civil or criminal penalties for violations, or to revoke or deny renewal of a permit we need; and
- local communities, citizen groups, landowners or governmental agencies oppose the issuance of a permit or approval we need, allege violations of the permits under which we operate or laws or regulations to which we are subject, or seek to impose liability on us for environmental damage.

We generally seek to work with the authorities or other persons involved in these proceedings to resolve any issues raised. If we are not successful, the adverse outcome of one or more of these proceedings could result in, among other things, material increases in our costs or liabilities as well as material charges for asset impairments.

Further, we often enter into contractual arrangements with landowners imposing obligations on us to meet certain regulatory or contractual conditions upon site closure or upon termination of the agreements. Compliance with these arrangements is inherently subject to subjective determinations and may result in disputes, including litigation. Costs to remediate or restore the condition of closed sites may be significant.

General economic conditions can directly and adversely affect our revenues and our operating margins.

Our business is directly affected by changes in national and general economic factors that are outside of our control, including consumer confidence, interest rates and access to capital markets. A weak economy generally results in decreased consumer spending and decreases in volumes of waste generated, which decreases our revenues. A weak market for consumer goods can significantly decrease demand by paper mills for recycled corrugated cardboard used in packaging; such decrease in demand can negatively impact commodity prices and our operating income and cash flows. In addition, we have a relatively high fixed-cost structure, which is difficult to quickly adjust to match shifting volume levels. Consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers. Economic conditions may also limit our ability to implement our pricing strategy. For example, many of our contracts have price adjustment provisions that are tied to an index such as the Consumer Price Index, and our costs may increase in excess of the increase, if any, in the Consumer Price Index.

Some of our customers, including governmental entities, have suffered financial difficulties affecting their credit risk, which could negatively impact our operating results.

We provide service to a number of governmental entities and municipalities, some of which have suffered significant financial difficulties due to the downturn in the U.S. economy and reduced tax revenue. Some of these entities could be unable to pay amounts owed to us or renew contracts with us at previous or increased rates.

Many non-governmental customers have also suffered serious financial difficulties, including bankruptcy in some cases. Purchasers of our recyclable commodities can be particularly vulnerable to financial difficulties in times of commodity price volatility. The inability of our customers to pay us in a timely manner or to pay increased rates, particularly large national accounts, could negatively affect our operating results.

In addition, the financial difficulties of municipalities could result in a decline in investors' demand for municipal bonds and a correlating increase in interest rates. As of December 31, 2012, we had $587 million of variable-rate tax-exempt bonds that are subject to repricing on either a daily or a weekly basis through a remarketing process and $475 million of tax-exempt bonds with term interest rate periods that are subject to repricing within the next twelve months. If the weakness in the municipal debt market results in repricing of our tax-exempt bonds at significantly higher interest rates, we will incur increased interest expenses that may negatively affect our operating results and cash flows.

We may be unable to obtain or maintain required permits or to expand existing permitted capacity of our landfills, which could decrease our revenue and increase our costs.

Our ability to meet our financial and operating objectives depends in part on our ability to obtain and maintain the permits necessary to operate landfill sites. Permits to build, operate and expand solid waste management facilities, including landfills and transfer stations, have become more difficult and expensive to obtain and maintain. Permits often take years to obtain as a result of numerous hearings and compliance requirements with regard to zoning, environmental and other regulations. These permits are also often subject to resistance from citizen or other groups and other political pressures. Local communities and citizen groups, adjacent landowners or governmental agencies may oppose the issuance of a permit or approval we may need, allege violations of the permits under which we currently operate or laws or regulations to which we are subject, or seek to impose liability on us for environmental damage. Responding to these challenges has, at times, increased our costs and extended the time associated with establishing new facilities and expanding existing facilities. In addition, failure to receive regulatory and zoning approval may prohibit us from establishing new facilities or expanding existing facilities. Our failure to obtain the required permits to operate our landfills could have a material adverse impact on our consolidated financial condition, results of operations and cash flows.

Significant shortages in fuel supply or increases in fuel prices will increase our operating expenses.

The price and supply of fuel can fluctuate significantly based on international, political and economic circumstances, as well as other factors outside our control, such as actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, regional production patterns, weather conditions and environmental concerns. On average, diesel fuel prices increased 3% and 29% for 2012 and 2011, respectively. We need fuel to run our collection and transfer trucks and our equipment used in our landfill operations. Supply shortages could substantially increase our operating expenses. Additionally, as fuel prices increase, our direct operating expenses increase and many of our vendors raise their prices as a means to offset their own rising costs. We have in place a fuel surcharge program, designed to offset increased fuel expenses; however, we may not be able to pass through all of our increased costs and some customers' contracts prohibit any pass-through of the increased costs. Additionally, we are currently party to pending litigation that pertains to our fuel and environmental charges included on our invoices and generally alleges that such charges were not properly disclosed, were unfair, and were contrary to customer service contracts. See Note 11 of the Consolidated Financial Statements for more information. Regardless of any offsetting surcharge programs, the increased operating costs will decrease our operating margins.

We are increasingly dependent on technology in our operations and if our technology fails, our business could be adversely affected.

We may experience problems with the operation of our current information technology systems or the technology systems of third parties on which we rely, as well as the development and deployment of new information technology systems, that could adversely affect, or even temporarily disrupt, all or a portion of our operations until resolved. Inabilities and delays in implementing new systems can also affect our ability to realize projected or expected cost savings. Additionally, any systems failures could impede our ability to timely collect and report financial results in accordance with applicable laws and regulations.

A cybersecurity incident could negatively impact our business and our relationships with customers.

We use computers in substantially all aspects of our business operations. We also use mobile devices, social networking and other online activities to connect with our employees and our customers. Such uses give rise to cybersecurity risks, including security breach, espionage, system disruption, theft and inadvertent release of information. Our business involves the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including customers' personal information, private information about employees, and financial and strategic information about the Company and its business partners. We also rely on a Payment Card Industry compliant third party to protect our customers' credit card information. Further, as the Company pursues its strategy to grow through acquisitions and to pursue new initiatives that improve our operations and cost structure, the Company is also expanding and improving its information technologies, resulting in a larger technological presence and corresponding exposure to cybersecurity risk. If we fail to assess and identify cybersecurity risks associated with acquisitions and new initiatives, we may become increasingly vulnerable to such risks. Additionally, while we have implemented measures to prevent security breaches and cyber incidents, our preventative measures and incident response efforts may not be entirely effective. The theft, destruction, loss, misappropriation, or release of sensitive and/or confidential information or intellectual property, or interference with our information technology systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers, potential liability and competitive disadvantage.

Our operating expenses could increase as a result of labor unions organizing or changes in regulations related to labor unions.

Labor unions continually attempt to organize our employees, and these efforts will likely continue in the future. Certain groups of our employees are currently represented by unions, and we have negotiated collective bargaining agreements with these unions. Additional groups of employees may seek union representation in the future, and, if successful, the negotiation of collective bargaining agreements could divert management attention and result in increased operating expenses and lower net income. If we are unable to negotiate acceptable collective bargaining agreements, our operating expenses could increase significantly as a result of work stoppages, including strikes. Any of these matters could adversely affect our financial condition, results of operations and cash flows.

We could face significant liabilities for withdrawal from multiemployer pension plans.

We have participated in and contributed to various multiemployer pension plans administered by employer and union trustees. In renegotiation of collective bargaining agreements with labor unions that participate in these plans, we may decide to discontinue participation in various plans. When we withdraw from plans, we can incur withdrawal liabilities for those plans that have underfunded pension liabilities. Various factors affect our liabilities for a plan's underfunded status, including the numbers of retirees and active workers in the plan, the ongoing solvency of participating employers, the investment returns obtained on plan assets, and the ratio of our historical participation in such plan to all employers' historical participation; depending on such factors, future withdrawals could have a material adverse effect on results of operations for a particular reporting period. We reflect any withdrawal liability as an operating expense in our statement of operations and as a liability on our balance sheet.

We have previously withdrawn several employee bargaining units from underfunded multiemployer pension plans, and we recognized related expenses of $10 million in 2012 and $26 million in 2010. We are still negotiating and litigating final resolutions of our withdrawal liability for certain withdrawals, which could be higher than the charges we have recognized.

Our business is subject to operational and safety risks, including the risk of personal injury to employees and others.

Providing environmental and waste management services involves risks such as truck accidents, equipment defects, malfunctions and failures, and natural disasters, which could potentially result in releases of hazardous materials, injury or death of employees and others, or a need to shut down or reduce operation of our facilities while remedial actions are undertaken. These risks expose us to potential liability for pollution and other environmental damages, personal injury, loss of life, business interruption, and property damage or destruction.

While we seek to minimize our exposure to such risks through comprehensive training and compliance programs, as well as vehicle and equipment maintenance programs, if we were to incur substantial liabilities in excess of any applicable insurance, our business, results of operations and financial condition could be adversely affected.

We have substantial financial assurance and insurance requirements, and increases in the costs of obtaining adequate financial assurance, or the inadequacy of our insurance coverages, could negatively impact our liquidity and increase our liabilities.

The amount of insurance we are required to maintain for environmental liability is governed by statutory requirements. We believe that the cost for such insurance is high relative to the coverage it would provide and, therefore, our coverages are generally maintained at the minimum statutorily-required levels. We face the risk of incurring additional costs for environmental damage if our insurance coverage is ultimately inadequate to cover those damages. We also carry a broad range of other insurance coverages that are customary for a company our size. We use these programs to mitigate risk of loss, thereby enabling us to manage our self-insurance exposure associated with claims. The inability of our insurers to meet their commitments in a timely manner and the effect of significant claims or litigation against insurance companies may subject us to additional risks. To the extent our insurers are unable to meet their obligations, or our own obligations for claims are more than we estimated, there could be a material adverse effect to our financial results.

In addition, to fulfill our financial assurance obligations with respect to variable-rate tax-exempt debt, final capping, closure, post-closure and environmental remediation obligations, we generally obtain letters of credit or surety bonds, rely on insurance, including captive insurance, fund trust and escrow accounts or rely upon WM financial guarantees. We currently have in place all financial assurance instruments necessary for our operations.

General economic factors may adversely affect the cost of our current financial assurance instruments and changes in regulations may impose stricter requirements on the types of financial assurance that will be accepted. Additionally, in the event we are unable to obtain sufficient surety bonding, letters of credit or third-party insurance coverage at reasonable cost, or one or more states cease to view captive insurance as adequate coverage, we would need to rely on other forms of financial assurance. It is possible that we could be forced to deposit cash to collateralize our obligations. Other forms of financial assurance could be more expensive to obtain, and any requirements to use cash to support our obligations would negatively impact our liquidity and capital resources and could affect our ability to meet our obligations as they become due.

We may record material charges against our earnings due to any number of events that could cause impairments to our assets.

In accordance with GAAP, we capitalize certain expenditures and advances relating to disposal site development, expansion projects, acquisitions, software development costs and other projects. Events that could, in some circumstances, lead to an impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If we determine a development or expansion project is impaired, we will charge against earnings any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that we estimate will be recoverable, through sale or otherwise. We also carry a significant amount of goodwill on our Consolidated Balance Sheet, which is required to be assessed for impairment annually, and more frequently in the case of certain triggering events. We may be required to incur charges against earnings if we determine that events such as those described cause impairments. Any such charges could have a material adverse effect on our results of operations.

Our capital requirements and our business strategy could increase our expenses, cause us to change our growth and development plans, or fail to maintain our desired credit profile.

Recent economic conditions have reduced our cash flows from operations and could do so in the future. If impacts on our cash flows from operations are significant, we may reduce or suspend capital expenditures, growth and acquisition activity, implementation of our business strategy, or dividend declarations, and we may delay reinstituting share repurchases from when we otherwise would. We may choose to incur indebtedness to pay for these activities, and there can be no assurances that we would be able to incur indebtedness on terms we deem acceptable or that we would maintain our targeted balance of debt to equity. We also may need to incur indebtedness to refinance scheduled debt maturities, and it is possible that the cost of financing could increase significantly, thereby increasing our expenses and decreasing our net income. Further, our ability to execute our financial strategy and our ability to incur indebtedness depends on our ability to maintain investment grade ratings on our senior debt. The credit rating process is contingent upon our credit profile, as well as a number of other factors, many of which are beyond our control. If we were unable to maintain our investment grade credit ratings in the future, our interest expense would increase and our ability to obtain financing on favorable terms could be adversely affected.

Additionally, we have $1.5 billion of debt as of December 31, 2012 that is exposed to changes in market interest rates within the next twelve months because of the combined impact of our tax-exempt bonds, our interest rate swap agreements and borrowings outstanding under our Canadian Credit Facility. If interest rates increase, our interest expense would also increase, lowering our net income and decreasing our cash flow.

We may use our $2.0 billion revolving credit facility to meet our cash needs, to the extent available, until its maturity in May 2016. As of December 31, 2012, we had $400 million of borrowings and $933 million of letters of credit issued and supported by the facility, leaving an unused and available credit capacity of $667 million. In the event of a default under our credit facility, we could be required to immediately repay all outstanding borrowings and make cash deposits as collateral for all obligations the facility supports, which we may not be able to do. Additionally, any such default could cause a default under many of our other credit agreements and debt instruments. Without waivers from lenders party to those agreements, any such default would have a material adverse effect on our ability to continue to operate.

The adoption of climate change legislation or regulations restricting emissions of "greenhouse gases" could increase our costs to operate.

Our landfill operations emit methane, identified as GHG. Efforts to curtail the emission of GHGs to ameliorate the effect of climate change could advance on the federal, regional or state level, and should comprehensive climate change legislation be enacted, we expect it to impose costs on our operations, the materiality of which we cannot predict. In 2010, the EPA published a Prevention of Significant Deterioration and Title V Greenhouse Gas Tailoring Rule, which expanded the EPA's federal air permitting authority to include the six GHGs. The rule sets new thresholds for GHG emissions that define when Clean Air Act permits are required. The current requirements of these rules have not significantly impacted our operations or cash flows, due to the current tailored thresholds and exclusions of certain emissions from regulation. However, if certain changes to these regulations are enacted, such as the lowering of thresholds or inclusion of biogenic emissions, such amendments could have a material adverse effect on our results of operations or cash flows.

The seasonal nature of our business and "one-time" special projects cause our results to fluctuate, and prior performance is not necessarily indicative of our future results.

Our operating revenues tend to be somewhat higher in summer months, primarily due to the higher volume of construction and demolition waste. The volumes of industrial and residential waste in certain regions where we operate also tend to increase during the summer months. Our second and third quarter revenues and results of operations typically reflect these seasonal trends. Additionally, certain destructive weather conditions that tend to occur during the second half of the year, such as the hurricanes that most often impact our operations in the Southern and Eastern U.S., can actually increase our revenues in the areas affected. While weather-related and other "one-time" occurrences can boost revenues through additional work for a limited time span, as a result of significant start-up costs and other factors, such revenue sometimes generates earnings at comparatively lower margins.

Certain weather conditions, including severe weather storms, may result in the temporary suspension of our operations, which can significantly affect the operating results of the affected regions. The operating results of our first quarter also often reflect higher repair and maintenance expenses because we rely on the slower winter months, when waste flows are generally lower, to perform scheduled maintenance at our waste-to-energy facilities.

For these and other reasons, operating results in any interim period are not necessarily indicative of operating results for an entire year, and operating results for any historical period are not necessarily indicative of operating results for a future period. Our stock price may be negatively impacted by interim variations in our results.

We could be subject to significant fines and penalties, and our reputation could be adversely affected, if our businesses, or third parties with whom we have a relationship, were to fail to comply with United States or foreign laws or regulations.

Some of our projects and new business may be conducted in countries where corruption has historically been prevalent. It is our policy to comply with all applicable anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act, and with applicable local laws of the foreign countries in which we operate, and we monitor our local partners' compliance with such laws as well. Our reputation may be adversely affected if we were reported to be associated with corrupt practices or if we or our local partners failed to comply with such laws. Such damage to our reputation could adversely affect our ability to grow our business. Additionally, violations of such laws could subject us to significant fines and penalties.

The construction of new international waste-to-energy facilities is subject to many business risks and uncertainties that could cause such projects to fail to achieve the financial results anticipated.

Our Wheelabrator business in investing in growing its waste-to-energy business in China and Europe through projects to develop, construct and/or operate new facilities. Development and construction of a waste-to-energy facility is a complex, capital intensive, long-term process subject to risks of delays, cost overruns and financing difficulty. Additionally, technology incorporated in such facilities may not perform as anticipated. Any of these risks, among others, may cause such projects to fail to achieve the financial results anticipated, which could have a negative impact on our operating results.

Additionally, the financing, development, construction and operation of projects outside the United States can entail significant political and financial risks, which vary by country, including:

- changes in law or regulations;
- changes in disposal and electricity pricing;
- changes in foreign tax laws and regulations;
- changes in United States federal, state and local laws, including tax laws, related to foreign operations;
- compliance with United States federal, state and local foreign corrupt practices laws;
- changes in government policies or personnel;
- changes in general economic conditions affecting each country, including conditions in financial markets;
- changes in labor relations in operations outside the United States;
- political, economic or military instability and civil unrest; and
- credit quality of entities that purchase our power.

The legal and financial environment in foreign countries could also make it more difficult for us to enforce our rights under agreements. Any or all of the risks identified above with respect to our international projects could adversely affect our revenue and cash generation.

Currently pending or future litigation or governmental proceedings could result in material adverse consequences, including judgments or settlements.

We are involved in civil litigation in the ordinary course of our business and from time-to-time are involved in governmental proceedings relating to the conduct of our business. The timing of the final resolutions to these types of matters is often uncertain. Additionally, the possible outcomes or resolutions to these matters could include adverse judgments or settlements, either of which could require substantial payments, adversely affecting our liquidity.

We may experience adverse impacts on our reported results of operations as a result of adopting new accounting standards or interpretations.

Our implementation of and compliance with changes in accounting rules, including new accounting rules and interpretations, could adversely affect our reported financial position or operating results or cause unanticipated fluctuations in our reported operating results in future periods.

Item 1B. *Unresolved Staff Comments.*

None.

Item 2. *Properties.*

Our principal executive offices are in Houston, Texas, where we lease approximately 480,000 square feet under leases expiring through 2020. We have field-based administrative offices in Arizona, Illinois, Texas, Connecticut and New Hampshire. We own or lease real property in most locations where we have operations. We have operations in all 50 states except Montana. We also have operations in the District of Columbia, Puerto Rico and throughout Canada.

Our principal property and equipment consists of land (primarily landfills and other disposal facilities, transfer stations and bases for collection operations), buildings, vehicles and equipment. We believe that our vehicles, equipment, and operating properties are adequately maintained and sufficient for our current operations. However, we expect to continue to make investments in additional equipment and property for expansion, for replacement of assets, and in connection with our strategic growth plans. For more information, see *Management's Discussion and Analysis of Financial Condition and Results of Operations* included within this report.

The following table summarizes our various operations at December 31 for the periods noted:

	2012	2011
Landfills:		
Owned	211	211
Operated through lease agreements	24	25
Operated through contractual agreements	34	35
	269	271
Transfer stations	297	287
Material recovery facilities	114	107
Secondary processing facilities	12	13
Waste-to-energy facilities	17	17
Independent power production plants	5	5

The following table provides certain information regarding the 235 landfills owned or operated through lease agreements and a count of landfills operated through contractual agreements, transfer stations and material recovery facilities as of December 31, 2012:

	Landfills Owned or Operated Through Lease Agreements				Landfills Operating Through Contractual Agreements	Transfer Stations	Material Recovery Facilities
	Landfills	Total Acreage(a)	Permitted Acreage(b)	Expansion Acreage(c)			
Solid Waste	231	144,356	37,685	2,166	34	294	114
Wheelabrator	4	781	341	—	—	3	—
	235	145,137	38,026	2,166	34	297	114

(a) "Total acreage" includes permitted acreage, expansion acreage, other acreage available for future disposal that has not been permitted, buffer land and other land owned or leased by our landfill operations.

(b) "Permitted acreage" consists of all acreage at the landfill encompassed by an active permit to dispose of waste.

(c) "Expansion acreage" consists of unpermitted acreage where the related expansion efforts meet our criteria to be included as expansion airspace. A discussion of the related criteria is included within the *Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates and Assumptions* section included herein.

Item 3. *Legal Proceedings.*

Information regarding our legal proceedings can be found under the *Environmental Matters* and *Litigation* sections of Note 11 in the Consolidated Financial Statements included in this report.

Item 4. *Mine Safety Disclosures.*

Information concerning mine safety and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K is included in Exhibit 95 to this annual report.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "WM." The following table sets forth the range of the high and low per-share sales prices for our common stock as reported on the NYSE:

	High	Low
2011		
First Quarter	$38.58	$35.86
Second Quarter	39.69	36.22
Third Quarter	38.06	27.76
Fourth Quarter	35.52	29.77
2012		
First Quarter	$35.75	$32.11
Second Quarter	36.35	31.93
Third Quarter	35.70	31.08
Fourth Quarter	34.45	30.83
2013		
First Quarter (through February 7, 2013)	$37.98	$33.70

On February 7, 2013, the closing sale price as reported on the NYSE was $36.55 per share. The number of holders of record of our common stock on February 7, 2013 was 13,036.

The graph below shows the relative investment performance of Waste Management, Inc. common stock, the Dow Jones Waste & Disposal Services Index and the S&P 500 Index for the last five years, assuming reinvestment of dividends at date of payment into the common stock. The graph is presented pursuant to SEC rules and is not meant to be an indication of our future performance.

Comparison of Cumulative Five Year Total Return



$150
$100
$50
$0
2007
2008
2009
2010
2011
2012
Waste Management, Inc.
S&P 500 Index
Dow Jones Waste & Disposal Services

	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
Waste Management, Inc.	$100	$105	$111	$126	$116	$125
S&P 500 Index	$100	$ 63	$ 80	$ 92	$ 94	$109
Dow Jones Waste & Disposal Services Index	$100	$ 94	$107	$127	$127	$138

Our quarterly dividends have been declared and authorized by our Board of Directors. Cash dividends declared and paid were $604 million in 2010, or $1.26 per common share, $637 million in 2011, or $1.36 per common share and $658 million in 2012, or $1.42 per common share.

We did not repurchase any shares of common stock in 2012 pursuant to the $500 million authorized by the Board of Directors in December 2011, which expired at the end of 2012.

In December 2012, we announced that our Board of Directors expects to increase the per share quarterly dividend from $0.355 to $0.365 for dividends declared in 2013. However, all future dividend declarations are at the discretion of the Board of Directors, and depend on various factors, including our net earnings, financial condition, cash required for future business plans and other factors the Board of Directions may deem relevant. Additionally, the Board of Directors authorized up to $500 million in share repurchases in connection with the 2013 financial plan. Any future share repurchases will be made at the discretion of management and will depend on factors similar to those considered by the Board of Directors in making dividend declarations.

Item 6. ***Selected Financial Data.***

The information below was derived from the audited Consolidated Financial Statements included in this report and in previous annual reports we filed with the SEC. This information should be read together with those Consolidated Financial Statements and the notes thereto. The adoption of new accounting pronouncements, changes in certain accounting policies and certain reclassifications impact the comparability of the financial information presented below. These historical results are not necessarily indicative of the results to be expected in the future.

	Years Ended December 31,				
	2012(a)	2011(a)	2010(a)	2009	2008
	(In millions, except per share amounts)				
Statement of Operations Data:					
Operating revenues	$13,649	$13,378	$12,515	$11,791	$13,388
Costs and expenses:					
Operating	8,879	8,541	7,824	7,241	8,466
Selling, general and administrative	1,472	1,551	1,461	1,364	1,477
Depreciation and amortization	1,297	1,229	1,194	1,166	1,238
Restructuring	67	19	(2)	50	2
(Income) expense from divestitures, asset impairments and unusual items	83	10	(78)	83	(29)
	11,798	11,350	10,399	9,904	11,154
Income from operations	1,851	2,028	2,116	1,887	2,234
Other expense, net	(548)	(508)	(485)	(414)	(437)
Income before income taxes	1,303	1,520	1,631	1,473	1,797
Provision for income taxes	443	511	629	413	669
Consolidated net income	860	1,009	1,002	1,060	1,128
Less: Net income attributable to noncontrolling interests	43	48	49	66	41
Net income attributable to Waste Management, Inc.	$ 817	$ 961	$ 953	$ 994	$ 1,087
Basic earnings per common share	$ 1.76	$ 2.05	$ 1.98	$ 2.02	$ 2.21
Diluted earnings per common share	$ 1.76	$ 2.04	$ 1.98	$ 2.01	$ 2.19
Cash dividends declared per common share	$ 1.42	$ 1.36	$ 1.26	$ 1.16	$ 1.08
Balance Sheet Data (at end of period):					
Working capital (deficit)	$ (613)	$ (689)	$ (3)	$ 109	$ (701)
Goodwill and other intangible assets, net	6,688	6,672	6,021	5,870	5,620
Total assets	23,097	22,569	21,476	21,154	20,227
Debt, including current portion	9,916	9,756	8,907	8,873	8,326
Total Waste Management, Inc. stockholders' equity	6,354	6,070	6,260	6,285	5,902
Total equity	6,675	6,390	6,591	6,591	6,185

(a) For more information regarding these financial data, see the *Management's Discussion and Analysis of Financial Condition and Results of Operations* section included in this report. For disclosures associated with the impact of the adoption of new accounting pronouncements and changes in our accounting policies on the comparability of this information, see Note 2 to the Consolidated Financial Statements.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

This section includes a discussion of our results of operations for the three years ended December 31, 2012. This discussion may contain forward-looking statements that anticipate results based on management's plans that are subject to uncertainty. We discuss in more detail various factors that could cause actual results to differ from expectations in Item 1A, *Risk Factors*. The following discussion should be read in light of that disclosure and together with the Consolidated Financial Statements and the notes to the Consolidated Financial Statements.

Overview

Our Company is dedicated to three transformational goals that we believe will drive continued growth and leadership in a dynamic industry: know more about our customers and how to service them than anyone else; use conversion and processing technology to extract more value from the materials we manage; and continuously improve our operational efficiency. Our strategy supports diversion from landfills and converting waste into valuable products as customers seek more economically and environmentally sound alternatives. We intend to pursue achievement of our long-term goals in the short-term through efforts to:

- Grow our markets by implementing customer-focused growth, through customer segmentation and through strategic acquisitions, while maintaining our pricing discipline and increasing the amount of recyclable materials we manage each year;
- Grow our customer loyalty;
- Grow into new markets by investing in greener technologies; and
- Pursue initiatives that improve our operations and cost structure.

These efforts will be supported by ongoing improvements in information technologies. We believe that execution of our strategy will provide long-term value to our stockholders.

Highlights of our financial results for 2012 include:

- Revenues of $13.6 billion compared with $13.4 billion in 2011, an increase of $271 million, or 2.0%. This increase in revenues is primarily attributable to:
  - Increases associated with acquired businesses of $535 million, of which $314 million is related to Oakleaf;
  - Internal revenue growth from yield on our collection and disposal business of 0.8% in the current year, which increased revenue by $86 million;
  - Year-over-year increase in internal revenue growth from volume of $67 million, primarily from our recycling brokerage business and our material recovery facilities. Additionally, revenues increased due to higher special waste volumes; and
  - Increases from fuel surcharges and mandated fees of $33 million;
  - Offset in large part by decreases from lower recyclable commodity prices, lower electricity prices and foreign currency translation totaling $446 million;
- Operating expenses of $8.9 billion, or 65.1% of revenues, compared with $8.5 billion, or 63.8% of revenues, in 2011. This increase of $338 million is due in large part to our acquisition of Oakleaf, and related increases in subcontractor costs, as well as the impact of higher fuel prices on direct and indirect fuel costs, which have related revenue increases as noted above. This increase was partially offset by a decrease in customer rebates because of lower recyclable commodity prices;
- Selling, general and administrative expenses decreased $79 million, or 5.1%, from $1,551 million in 2011 to $1,472 million in 2012, primarily due to reductions in incentive compensation and long-term incentive plan expenses and a decrease in consulting costs due to the implementation of our initiatives focusing on procurement and operational and back-office efficiencies. These decreases were partially offset by increases to support our strategic plan to grow into new markets and expand service offerings, including the acquisition of Oakleaf;

- Income from operations of $1.9 billion, or 13.6% of revenues, in 2012 compared with $2.0 billion, or 15.2% of revenues, in 2011;
- Net income of $817 million, or $1.76 per diluted share for 2012, as compared with $961 million, or $2.04 per diluted share in 2011; and
- We returned $658 million to our shareholders through dividends in 2012, compared with $637 million in 2011.

The following explanation of certain notable items that impacted the comparability of our 2012 results with 2011 has been provided to support investors' understanding of our performance. Our 2012 results were affected by the following:

- The recognition of pre-tax impairment charges aggregating $109 million attributable primarily to facilities in our medical waste services business and investments in waste diversion technologies. These items had a negative impact of $0.17 on our diluted earnings per share;
- The recognition of pre-tax restructuring costs aggregating $82 million primarily related to our July 2012 restructuring as well as integration costs associated with our acquisition of Oakleaf. These items had a negative impact of $0.11 on our diluted earnings per share;
- The recognition of a pre-tax charge of $10 million related to the withdrawal from an underfunded multiemployer pension plan and a pre-tax charge of $6 million resulting from a labor union dispute. These items had a negative impact of $0.02 on our diluted earnings per share; and
- The recognition of pre-tax charges aggregating $10 million related to an accrual for legal reserves and the impact of a decrease in the risk-free discount rate used to measure our environmental remediation liabilities. These items had a negative impact of $0.01 on our diluted earnings per share.

The following explanation of certain notable items that impacted the comparability of our 2011 results with 2010 has been provided to support investors' understanding of our performance. Our 2011 results were affected by the following:

- The recognition of a pre-tax charge of $24 million as a result of a litigation loss, which had a negative impact of $0.03 on our diluted earnings per share;
- The recognition of pre-tax restructuring charges, excluding charges recognized in the operating results of Oakleaf, of $17 million related to our cost savings programs. These charges were primarily related to employee severance and benefit costs and had a negative impact of $0.02 on our diluted earnings per share;
- The reduction in pre-tax earnings of approximately $11 million related to the Oakleaf acquisition, which includes the operating results of Oakleaf and related interest expense and integration costs. These items had a negative impact of $0.01 on our diluted earnings per share;
- The recognition of a favorable pre-tax benefit of $9 million from a revision to an environmental remediation liability at a closed landfill, which had a positive impact of $0.01 on our diluted earnings per share;
- The recognition of non-cash, pre-tax asset impairment charges of $9 million primarily related to two of our medical waste services facilities. The impairment charges had a negative impact of $0.01 on our diluted earnings per share; and
- The recognition of a tax benefit of $19 million due to favorable tax audit settlements and favorable adjustments relating to the finalization of our 2010 tax returns. These items had a positive impact of $0.04 on our diluted earnings per share.

Our 2010 results were affected by the following:

- The recognition of pre-tax charges aggregating $55 million related to remediation and closure costs at five closed sites, which had a negative impact of $0.07 on our diluted earnings per share;

- The recognition of net tax charges of $32 million due to refinements in estimates of our deferred state income taxes and the finalization of our 2009 tax returns, partially offset by favorable tax audit settlements, all of which, combined, had a negative impact of $0.07 on our diluted earnings per share;
- The recognition of a net favorable pre-tax benefit of $46 million for litigation and associated costs, which had a favorable impact of $0.06 on our diluted earnings per share; and
- The recognition of net pre-tax charges of $26 million as a result of the withdrawal of certain of our union bargaining units from an underfunded multiemployer pension plan, which had a negative impact of $0.03 on our diluted earnings per share.

During 2012, we continued to produce strong cash flows from operating activities and return cash to our shareholders through dividends, despite very challenging commodity market conditions. Our fourth quarter 2012 results were in line with our expectations, and our internal revenue growth from yield was at its highest level for the year, positioning the Company to focus on growing earnings. In 2013, we expect to see increased internal revenue growth from yield and volume, as well as continued benefit from our cost savings programs, including our 2012 restructuring. We will also continue to emphasize strong cash flow to support our dividend, debt reduction, share repurchases, and appropriate acquisition and investment opportunities.

Free Cash Flow

As is our practice, we are presenting free cash flow, which is a non-GAAP measure of liquidity, in our disclosures because we use this measure in the evaluation and management of our business. We define free cash flow as net cash provided by operating activities, less capital expenditures, plus proceeds from divestitures of businesses (net of cash divested) and other sales of assets. We believe it is indicative of our ability to pay our quarterly dividends, repurchase common stock, fund acquisitions and other investments and, in the absence of refinancings, to repay our debt obligations. Free cash flow is not intended to replace "Net cash provided by operating activities," which is the most comparable GAAP measure. However, we believe free cash flow gives investors useful insight into how we view our liquidity. Nonetheless, the use of free cash flow as a liquidity measure has material limitations because it excludes certain expenditures that are required or that we have committed to, such as declared dividend payments and debt service requirements.

Our calculation of free cash flow and reconciliation to "Net cash provided by operating activities" is shown in the table below (in millions), and may not be calculated the same as similarly-titled measures presented by other companies:

	Years Ended December 31,		
	2012	2011	2010
Net cash provided by operating activities	$ 2,295	$ 2,469	$ 2,275
Capital expenditures	(1,510)	(1,324)	(1,104)
Proceeds from divestitures of businesses (net of cash divested) and other sales of assets (a)	44	53	44
Free cash flow	$ 829	$ 1,198	$ 1,215

(a) Proceeds from divestitures of businesses for the year ended December 31, 2011 included the receipt of a payment of $17 million related to a note receivable from a prior year divestiture. This receipt is included as a component of "Other" within "Cash flows from investing activities" in our Consolidated Statement of Cash Flows.

When comparing our cash flows from operating activities for the year ended December 31, 2012 to the comparable period in 2011, the decrease was primarily related to the impact of lower cash earnings, an increase in tax payments of $63 million year-over-year, the payment of $59 million to settle the liabilities associated with the termination of our forward starting swaps in September 2012 and unfavorable impacts of working capital changes. The decrease was partially offset by a favorable cash receipt of $72 million resulting from the termination of interest rate swaps in April 2012.

When comparing our cash flows from operating activities for the year ended December 31, 2011 to the comparable period in 2010, the change is primarily attributable to decreases in our income tax payments, which positively affected our cash flow from operations, as well as a cash payment of $37 million made when our Canadian hedges matured in December 2010. This increase was partially offset by a favorable cash benefit of $77 million resulting from a litigation settlement in April 2010 and a $65 million federal tax refund in the third quarter of 2010 related to the liquidation of a foreign subsidiary in 2009.

The increase in capital expenditures is a result of our increased spending on compressed natural gas vehicles, related fueling infrastructure and growth initiatives, and the impact of timing differences associated with cash payments for the previous years' fourth quarter capital spending. We generally use a significant portion of our free cash flow on capital spending in the fourth quarter of each year. A more significant portion of our fourth quarter 2011 and 2010 spending was paid in cash in 2012 and 2011, respectively, than in the preceding year.

Acquisition of Oakleaf Global Holdings

On July 28, 2011, we paid $432 million, net of cash received of $4 million and inclusive of certain adjustments, to acquire Oakleaf. Oakleaf provides outsourced waste and recycling services through a nationwide network of third-party haulers. The operations we acquired generated approximately $580 million in revenues in 2010. We acquired Oakleaf to advance our growth and transformation strategies and increase our national accounts customer base while enhancing our ability to provide comprehensive environmental solutions. For the year ended December 31, 2011, we incurred $1 million of acquisition-related costs, which were classified as "Selling, general and administrative" expenses. For the year ended December 31, 2011, subsequent to the acquisition date, Oakleaf recognized revenues of $265 million and net income of less than $1 million, which are included in our Consolidated Statement of Operations. For the year ended December 31, 2012, Oakleaf recognized revenues of $617 million and net losses of $29 million, which are included in the Consolidated Statement of Operations.

The following table shows adjustments since September 30, 2011 to the allocation of the purchase price of Oakleaf to the assets acquired and liabilities assumed based on their estimated fair value; this allocation was finalized as of September 30, 2012 (in millions):

	September 30, 2011	Adjustments	September 30, 2012
Accounts and other receivables	$ 68	$ 3	$ 71
Other current assets	28	—	28
Property and equipment	77	(7)	70
Goodwill	320	8	328
Other intangible assets	92	(5)	87
Accounts payable	(80)	(2)	(82)
Accrued liabilities	(48)	—	(48)
Deferred income taxes, net	(13)	4	(9)
Other liabilities	(12)	(1)	(13)
Total purchase price	$432	$—	$432

The following table presents the final allocation of the purchase price to intangible assets (amounts in millions, except for amortization periods):

	Amount	Weighted Average Amortization Periods (in Years)
Customer relationships	$74	10.0
Vendor relationships	4	10.0
Trademarks	9	15.0
	$87	10.5

Goodwill of $328 million was calculated as the excess of the consideration paid over the net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Goodwill is a result of expected synergies from combining the Company's operations with Oakleaf's national accounts customer base and vendor network. The vendor-hauler network expands our partnership with third-party service providers. In many cases we can provide vendor-haulers with opportunities to maintain and increase their business by utilizing our extensive post-collection network. We believe this will generate significant benefits for the Company and for the vendor-haulers. Goodwill has been assigned to our Areas as they are expected to benefit from the synergies of the combination. Goodwill related to this acquisition is not deductible for income tax purposes.

The following pro forma consolidated results of operations have been prepared as if the acquisition of Oakleaf occurred at January 1, 2010 (in millions, except per share amounts):

	Years Ended December 31,	
	2011	2010
Operating revenues	$13,693	$13,059
Net income attributable to Waste Management, Inc.	955	935
Basic earnings per common share	2.03	1.95
Diluted earnings per common share	2.03	1.94

Subsequent Event

In January 2013, we acquired Greenstar, LLC, an operator of recycling and resource recovery facilities. We paid cash consideration of $170 million, subject to post-closing adjustments. Pursuant to the sale and purchase agreement, up to an additional $40 million is payable to the sellers during the period from 2014 to 2018 should Greenstar, LLC satisfy certain performance criteria over this period.

Basis of Presentation of Consolidated Financial Information

Indefinite-Lived Intangible Assets Impairment Testing — In July 2012, the Financial Accounting Standards Board ("FASB") amended authoritative guidance associated with indefinite-lived intangible assets testing. The amended guidance provides companies the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. The amendments are effective for indefinite-lived intangible impairment tests performed for fiscal years beginning after September 15, 2012; however, early adoption was permitted. The Company's early adoption of this guidance in 2012 did not have an impact on our consolidated financial statements. Additional information on impairment testing can be found in Note 3 to the Consolidated Financial Statements.

Comprehensive Income — In June 2011, the FASB issued amended authoritative guidance associated with comprehensive income, which requires companies to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in equity. In December 2011, the FASB deferred the effective date of the specific requirement to present items that are reclassified out of accumulated other comprehensive income to net income alongside their respective components of net income and other comprehensive income. The amendments to authoritative guidance associated with comprehensive income were effective for the Company on January 1, 2012 and have been applied retrospectively. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Fair Value Measurement — In May 2011, the FASB amended authoritative guidance associated with fair value measurements. This amended guidance defines certain requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP. The amendments to authoritative guidance associated with fair value measurements were effective for the Company on January 1,

2012 and have been applied prospectively. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Goodwill Impairment Testing — In September 2011, the FASB amended authoritative guidance associated with goodwill impairment testing. The amended guidance provides companies the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount before performing the two-step impairment test. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The amendments are effective for goodwill impairment tests performed for fiscal years beginning after December 15, 2011; however, early adoption was permitted. The Company's early adoption of this guidance in 2011 did not have an impact on our consolidated financial statements. Additional information on impairment testing can be found in Note 3 to the Consolidated Financial Statements.

Multiple-Deliverable Revenue Arrangements — In October 2009, the FASB amended authoritative guidance associated with multiple-deliverable revenue arrangements. This amended guidance addresses the determination of when individual deliverables within an arrangement are required to be treated as separate units of accounting and modifies the manner in which consideration is allocated across the separately identifiable deliverables. The amendments to authoritative guidance associated with multiple-deliverable revenue arrangements became effective for the Company on January 1, 2011. The new accounting standard has been applied prospectively to arrangements entered into or materially modified after the date of adoption. The adoption of this guidance has not had a material impact on our consolidated financial statements.

Consolidation of Variable Interest Entities — In June 2009, the FASB issued revised authoritative guidance associated with the consolidation of variable interest entities. The new guidance primarily uses a qualitative approach for determining whether an enterprise is the primary beneficiary of a variable interest entity and, is therefore, required to consolidate the entity. This new guidance generally defines the primary beneficiary as the entity that has (i) the power to direct the activities of the variable interest entity that can most significantly impact the entity's performance and (ii) the obligation to absorb losses and the right to receive benefits from the variable interest entity that could be significant from the perspective of the entity. The new guidance also requires that we continually reassess whether we are the primary beneficiary of a variable interest entity rather than conducting a reassessment only upon the occurrence of specific events.

As a result of our implementation of this guidance, effective January 1, 2010, we deconsolidated certain final capping, closure, post-closure and environmental remediation trusts because we share power over significant activities of these trusts with others. Our financial interests in these entities are discussed in Note 20 to the Consolidated Financial Statements. The deconsolidation of these trusts has not materially affected our financial position, results of operations or cash flows during the periods presented.

Critical Accounting Estimates and Assumptions

In preparing our financial statements, we make numerous estimates and assumptions that affect the accounting for and recognition and disclosure of assets, liabilities, equity, revenues and expenses. We must make these estimates and assumptions because certain information that we use is dependent on future events, cannot be calculated with a high degree of precision from data available or simply cannot be readily calculated. In some cases, these estimates are particularly difficult to determine and we must exercise significant judgment. In preparing our financial statements, the most difficult, subjective and complex estimates and the assumptions that present the greatest amount of uncertainty relate to our accounting for landfills, environmental remediation liabilities, asset impairments, deferred income taxes and reserves associated with our insured and self-insured claims. Each of these items is discussed in additional detail below. Actual results could differ materially from the estimates and assumptions that we use in the preparation of our financial statements.

Landfills

Accounting for landfills requires that significant estimates and assumptions be made regarding (i) the cost to construct and develop each landfill asset; (ii) the estimated fair value of final capping, closure and post-closure asset retirement obligations, which must consider both the expected cost and timing of these activities; (iii) the determination of each landfill's remaining permitted and expansion airspace; and (iv) the airspace associated with each final capping event.

Landfill Costs — We estimate the total cost to develop each of our landfill sites to its remaining permitted and expansion capacity. This estimate includes such costs as landfill liner material and installation, excavation for airspace, landfill leachate collection systems, landfill gas collection systems, environmental monitoring equipment for groundwater and landfill gas, directly related engineering, capitalized interest, on-site road construction and other capital infrastructure costs. Additionally, landfill development includes all land purchases for the landfill footprint and required landfill buffer property. The projection of these landfill costs is dependent, in part, on future events. The remaining amortizable basis of each landfill includes costs to develop a site to its remaining permitted and expansion capacity and includes amounts previously expended and capitalized, net of accumulated airspace amortization, and projections of future purchase and development costs.

Final Capping Costs — We estimate the cost for each final capping event based on the area to be finally capped and the capping materials and activities required. The estimates also consider when these costs are anticipated to be paid and factor in inflation and discount rates. Our engineering personnel allocate final landfill capping costs to specific final capping events. The landfill capacity associated with each final capping event is then quantified and the final capping costs for each event are amortized over the related capacity associated with the event as waste is disposed of at the landfill. We review these costs annually, or more often if significant facts change. Changes in estimates, such as timing or cost of construction, for final capping events immediately impact the required liability and the corresponding asset. When the change in estimate relates to a fully consumed asset, the adjustment to the asset must be amortized immediately through expense. When the change in estimate relates to a final capping event that has not been fully consumed, the adjustment to the asset is recognized in income prospectively as a component of landfill airspace amortization.

Closure and Post-Closure Costs — We base our estimates for closure and post-closure costs on our interpretations of permit and regulatory requirements for closure and post-closure monitoring and maintenance. The estimates for landfill closure and post-closure costs also consider when the costs are anticipated to be paid and factor in inflation and discount rates. The possibility of changing legal and regulatory requirements and the forward-looking nature of these types of costs make any estimation or assumption less certain. Changes in estimates for closure and post-closure events immediately impact the required liability and the corresponding asset. When the change in estimate relates to a fully consumed asset, the adjustment to the asset must be amortized immediately through expense. When the change in estimate relates to a landfill asset that has not been fully consumed, the adjustment to the asset is recognized in income prospectively as a component of landfill airspace amortization.

Remaining Permitted Airspace — Our engineers, in consultation with third-party engineering consultants and surveyors, are responsible for determining remaining permitted airspace at our landfills. The remaining permitted airspace is determined by an annual survey, which is used to compare the existing landfill topography to the expected final landfill topography.

Expansion Airspace — We include currently unpermitted expansion airspace in our estimate of remaining permitted and expansion airspace in certain circumstances. First, to include airspace associated with an expansion effort, we must generally expect the initial expansion permit application to be submitted within one year, and the final expansion permit to be received within five years. Second, we must believe the success of obtaining the expansion permit is likely, considering the following criteria:

- Personnel are actively working on the expansion of an existing landfill, including efforts to obtain land use and local, state or provincial approvals;
- It is likely that the approvals will be received within the normal application and processing time periods for approvals in the jurisdiction in which the landfill is located;

- We have a legal right to use or obtain land to be included in the expansion plan;
- There are no significant known technical, legal, community, business, or political restrictions or similar issues that could impair the success of such expansion;
- Financial analysis has been completed, and the results demonstrate that the expansion has a positive financial and operational impact; and
- Airspace and related costs, including additional closure and post-closure costs, have been estimated based on conceptual design.

For unpermitted airspace to be initially included in our estimate of remaining permitted and expansion airspace, the expansion effort must meet all of the criteria listed above. These criteria are evaluated by our field-based engineers, accountants, managers and others to identify potential obstacles to obtaining the permits. Once the unpermitted airspace is included, our policy provides that airspace may continue to be included in remaining permitted and expansion airspace even if certain of these criteria are no longer met as long as we continue to believe we will ultimately obtain the permit, based on the facts and circumstances of a specific landfill. In these circumstances, continued inclusion must be approved through a landfill-specific review process that includes approval of our Chief Financial Officer and a review by the Audit Committee of our Board of Directors on a quarterly basis. Of the 32 landfill sites with expansions included at December 31, 2012, 10 landfills required the Chief Financial Officer to approve the inclusion of the unpermitted airspace. Six of these landfills required approval by our Chief Financial Officer because of community or political opposition that could impede the expansion process. The remaining four landfills required approval due to local zoning restrictions or because the permit application processes do not meet the one- or five-year requirements.

When we include the expansion airspace in our calculations of remaining permitted and expansion airspace, we also include the projected costs for development, as well as the projected asset retirement cost related to final capping, closure and post-closure of the expansion in the amortization basis of the landfill.

Once the remaining permitted and expansion airspace is determined in cubic yards, an airspace utilization factor, or AUF, is established to calculate the remaining permitted and expansion capacity in tons. The AUF is established using the measured density obtained from previous annual surveys and is then adjusted to account for settlement. The amount of settlement that is forecasted will take into account several site-specific factors including current and projected mix of waste type, initial and projected waste density, estimated number of years of life remaining, depth of underlying waste, anticipated access to moisture through precipitation or recirculation of landfill leachate, and operating practices. In addition, the initial selection of the AUF is subject to a subsequent multi- level review by our engineering group, and the AUF used is reviewed on a periodic basis and revised as necessary. Our historical experience generally indicates that the impact of settlement at a landfill is greater later in the life of the landfill when the waste placed at the landfill approaches its highest point under the permit requirements.

After determining the costs and remaining permitted and expansion capacity at each of our landfills, we determine the per ton rates that will be expensed as waste is received and deposited at the landfill by dividing the costs by the corresponding number of tons. We calculate per ton amortization rates for each landfill for assets associated with each final capping event, for assets related to closure and post-closure activities and for all other costs capitalized or to be capitalized in the future. These rates per ton are updated annually, or more often, as significant facts change.

It is possible that actual results, including the amount of costs incurred, the timing of final capping, closure and post-closure activities, our airspace utilization or the success of our expansion efforts, could ultimately turn out to be significantly different from our estimates and assumptions. To the extent that such estimates, or related assumptions, prove to be significantly different than actual results, lower profitability may be experienced due to higher amortization rates or higher expenses; or higher profitability may result if the opposite occurs. Most significantly, if it is determined that the expansion capacity should no longer be considered in calculating the recoverability of the landfill asset, we may be required to recognize an asset impairment or incur significantly higher amortization expense. If at any time management makes the decision to abandon the expansion effort, the capitalized costs related to the expansion effort are expensed immediately.

Environmental Remediation Liabilities

We are subject to an array of laws and regulations relating to the protection of the environment. Under current laws and regulations, we may have liabilities for environmental damage caused by operations, or for damage caused by conditions that existed before we acquired a site. These liabilities include potentially responsible party ("PRP") investigations, settlements, and certain legal and consultant fees, as well as costs directly associated with site investigation and clean up, such as materials, external contractor costs and incremental internal costs directly related to the remedy. We provide for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated. We routinely review and evaluate sites that require remediation and determine our estimated cost for the likely remedy based on a number of estimates and assumptions.

Where it is probable that a liability has been incurred, we estimate costs required to remediate sites based on site-specific facts and circumstances. We routinely review and evaluate sites that require remediation, considering whether we were an owner, operator, transporter, or generator at the site, the amount and type of waste hauled to the site and the number of years we were associated with the site. Next, we review the same type of information with respect to other named and unnamed PRPs. Estimates of the cost for the likely remedy are then either developed using our internal resources or by third-party environmental engineers or other service providers. Internally developed estimates are based on:

- Management's judgment and experience in remediating our own and unrelated parties' sites;
- Information available from regulatory agencies as to costs of remediation;
- The number, financial resources and relative degree of responsibility of other PRPs who may be liable for remediation of a specific site; and
- The typical allocation of costs among PRPs unless the actual allocation has been determined.

Asset Impairments

Our long-lived assets, including landfills and landfill expansions, are carried on our financial statements based on their cost less accumulated depreciation or amortization. We monitor the carrying value of our long-lived assets for potential impairment and test the recoverability of such assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. These events or changes in circumstances, including management decisions pertaining to such assets, are referred to as impairment indicators. If an impairment indicator occurs, we perform a test of recoverability by comparing the carrying value of the asset or asset group to its undiscounted expected future cash flows. If cash flows cannot be separately and independently identified for a single asset, we will determine whether an impairment has occurred for the group of assets for which we can identify the projected cash flows. If the carrying values are in excess of undiscounted expected future cash flows, we measure any impairment by comparing the fair value of the asset or asset group to its carrying value. Fair value is generally determined by considering (i) internally developed discounted projected cash flow analysis of the asset or asset group; (ii) actual third-party valuations; and/or (iii) information available regarding the current market for similar assets. If the fair value of an asset or asset group is determined to be less than the carrying amount of the asset or asset group, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs and is included in the "(Income) expense from divestitures, asset impairments and unusual items" line item in our Consolidated Statement of Operations. Estimating future cash flows requires significant judgment and projections may vary from the cash flows eventually realized, which could impact our ability to accurately assess whether an asset has been impaired.

There are additional considerations for impairments of landfills, goodwill and other indefinite-lived intangible assets, as described below.

Landfills — The assessment of impairment indicators and the recoverability of our capitalized costs associated with landfills and related expansion projects require significant judgment due to the unique nature of the waste industry, the highly regulated permitting process and the sensitive estimates involved. During the review of a landfill expansion application, a regulator may initially deny the expansion application although the expansion permit is ultimately granted. In addition, management may periodically divert waste from one landfill to another to conserve remaining permitted landfill airspace, or a landfill may be required to cease accepting waste, prior to receipt of the expansion permit. However, such events occur in the ordinary course of business in the waste industry and do not necessarily result in impairment of our landfill assets because, after consideration of all facts, such events may not affect our belief that we will ultimately obtain the expansion permit. As a result, our tests of recoverability, which generally make use of a probability-weighted cash flow estimation approach, may indicate that no impairment loss should be recorded. At December 31, 2012, three of our landfill sites in two jurisdictions, for which we believe receipt of expansion permits is probable, are not currently accepting waste. The net recorded capitalized landfill asset cost for these three sites was $493 million at December 31, 2012. We performed tests of recoverability for these landfills and the undiscounted cash flows resulting from our probability-weighted estimation approach significantly exceeded the carrying values of each of these three sites.

Goodwill — At least annually, and more frequently if warranted, we assess our goodwill for impairment.

In July 2012, we announced organizational changes including removing the management layer of our four geographic Groups and consolidating and reducing the number of our geographic Areas through which we evaluate and oversee our Solid Waste business from 22 to 17. With the elimination of the geographic Groups, we have determined that our Areas constitute reporting units and we now assess whether a goodwill impairment exists at the Area level. Goodwill previously assigned to the Groups was allocated to the Areas on a relative fair value basis. This reorganization did not change our other reporting units, including the Wheelabrator business and our other less material reporting units including recycling brokerage and waste diversion technology businesses.

We assess whether a goodwill impairment exists using both qualitative and quantitative assessments. Our qualitative assessment involves determining whether events or circumstances exist that indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If based on this qualitative assessment we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, we will not perform a quantitative assessment.

If the qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount or if we elect not to perform a qualitative assessment, we perform a quantitative assessment or two-step impairment test to determine whether a goodwill impairment exists at the reporting unit. The first step in our quantitative assessment identifies potential impairments by comparing the estimated fair value of the reporting unit to its carrying value, including goodwill. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. Fair value is typically estimated using a combination of the income approach and market approach or only an income approach when applicable. The income approach is based on the long-term projected future cash flows of the reporting units. We discount the estimated cash flows to present value using a weighted-average cost of capital that considers factors such as market assumptions, the timing of the cash flows and the risks inherent in those cash flows. We believe that this approach is appropriate because it provides a fair value estimate based upon the reporting units' expected long-term performance considering the economic and market conditions that generally affect our business. The market approach estimates fair value by measuring the aggregate market value of publicly-traded companies with similar characteristics to our business as a multiple of their reported cash flows. We then apply that multiple to the reporting units' cash flows to estimate their fair values. We believe that this approach is appropriate because it provides a fair value estimate using valuation inputs from entities with operations and economic characteristics comparable to our reporting units.

Fair value computed by these two methods is arrived at using a number of factors, including projected future operating results, economic projections, anticipated future cash flows, comparable marketplace data and the cost of capital. There are inherent uncertainties related to these factors and to our judgment in applying them to this analysis. However, we believe that these two methods provide a reasonable approach to estimating the fair value of our reporting units.

In the second quarter of 2012, we believed an impairment indicator existed such that the fair value of our Wheelabrator business could potentially be less than its carrying amount because of the negative effect on our revenues of the continued deterioration of electricity commodity prices, coupled with our continued increased exposure to market prices as a result of the expiration of several long-term, fixed-rate electricity commodity contracts at our waste-to-energy and independent power facilities, and the expiration of several long-term disposal contracts at above-market rates. As a result, we performed an interim impairment analysis of Wheelabrator's goodwill balance, of $788 million. We performed the interim quantitative assessment using both an income and a market approach in the second quarter of 2012, which indicated that the estimated fair value of our Wheelabrator business exceeded its carrying value.

In the fourth quarter of 2012, we performed our annual impairment test of our goodwill balances using a measurement date of October 1, 2012. This impairment test indicated that the estimated fair value of our Wheelabrator business exceeded its carrying value by approximately 10% compared to an excess of 30% at our annual fourth quarter 2011 test. This quantitative assessment was performed using both an income and market approach similar to our interim quantitative assessment. If market prices for electricity worsen or do not recover as we have projected, our disposal volumes or rates decline, our costs or capital expenditures exceed our forecasts or our costs of capital increase, the estimated fair value of our Wheelabrator business could decrease and potentially result in an impairment charge in a future period. We will continue to monitor our Wheelabrator business.

Our annual goodwill impairment test also indicated that the estimated fair value of our Eastern Canada Area exceeded its carrying value by approximately 5%. This quantitative assessment also was performed using both an income and market approach. The Eastern Canada Area goodwill balance was $295 million at October 1, 2012. If we do not achieve our anticipated disposal volumes, our collection or disposal rates decline, our costs or capital expenditures exceed our forecasts, costs of capital increase, or we do not receive anticipated landfill expansions, the estimated fair value of our Eastern Canada Area could decrease and potentially result in an impairment charge in a future period. We will continue to monitor our Eastern Canada Area.

Refer to Note 6 to the Consolidated Financial Statements for additional information related to goodwill impairment considerations made during the reported periods.

Indefinite-Lived Intangible Assets Other Than Goodwill — At least annually, and more frequently if warranted, we assess indefinite-lived intangible assets other than goodwill for impairment.

Beginning in 2012, when performing the impairment test for indefinite-lived intangible assets, we generally first conduct a qualitative analysis to determine whether we believe it is more likely than not that an asset has been impaired. If we believe an impairment has occurred, we then evaluate for impairment by comparing the estimated fair value of assets to the carrying value. An impairment charge is recognized if the asset's estimated fair value is less than its carrying value.

Fair value is typically estimated using an income approach. The income approach is based on the long-term projected future cash flows. We discount the estimated cash flows to present value using a weighted-average cost of capital that considers factors such as market assumptions, the timing of the cash flows and the risks inherent in those cash flows. We believe that this approach is appropriate because it provides a fair value estimate based upon the expected long-term performance considering the economic and market conditions that generally affect our business.

Fair value computed by this method is arrived at using a number of factors, including projected future operating results, economic projections, anticipated future cash flows, comparable marketplace data and the cost of capital. There are inherent uncertainties related to these factors and to our judgment in applying them to this analysis. However, we believe that this method provides a reasonable approach to estimating the fair value of the reporting units.

Refer to Note 6 to the Consolidated Financial Statements for additional information related to indefinite-lived intangible assets impairment considerations made during the reported periods.

Deferred Income Taxes

Deferred income taxes are based on the difference between the financial reporting and tax basis of assets and liabilities. The deferred income tax provision represents the change during the reporting period in the deferred tax assets and deferred tax liabilities, net of the effect of acquisitions and dispositions. Deferred tax assets include tax loss and credit carry-forwards and are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Significant judgment is required in assessing the timing and amounts of deductible and taxable items. We establish reserves for uncertain tax positions when, despite our belief that our tax return positions are fully supportable, we believe that certain positions may be challenged and potentially disallowed. When facts and circumstances change, we adjust these reserves through our provision for income taxes.

Insured and Self-Insured Claims

We have retained a significant portion of the risks related to our health and welfare, automobile, general liability and workers' compensation insurance programs. Our liabilities associated with the exposure for unpaid claims and associated expenses, including incurred but not reported losses, are based on an actuarial valuation and internal estimates. The accruals for these liabilities could be revised if future occurrences or loss development significantly differ from our assumptions used. Estimated recoveries associated with our insured claims are recorded as assets when we believe that the receipt of such amounts is probable.

Results of Operations

Operating Revenues

Our operating revenues generally come from fees charged for our collection, disposal, transfer, recycling and resource recovery, and waste-to-energy services and from sales of commodities by our recycling, waste-to-energy and landfill gas-to-energy operations. Revenues from our collection operations are influenced by factors such as collection frequency, type of collection equipment furnished, type and volume or weight of the waste collected, distance to the disposal facility or MRF and our disposal costs. Revenues from our landfill operations consist of tipping fees, which are generally based on the type and weight or volume of waste being disposed of at our disposal facilities. Fees charged at transfer stations are generally based on the weight or volume of waste deposited, taking into account our cost of loading, transporting and disposing of the solid waste at a disposal site. Recycling revenue generally consists of tipping fees and the sale of recyclable commodities to third parties. The fees we charge for our collection, disposal, transfer and recycling services generally include fuel surcharges, which are indexed to current market costs for fuel. Our waste-to-energy revenues, which are generated by our Wheelabrator business, are based on the type and weight or volume of waste received at our waste-to-energy facilities and IPPs and amounts charged for the sale of energy and steam. Our "Other" lines of business include Oakleaf, our landfill gas-to-energy operations, Port-O-Let® services, portable self-storage, fluorescent lamp recycling and oil and gas producing properties. Intercompany revenues between our operations have been eliminated in the consolidated financial statements. These operations are presented as "Other" in the table below. Shown below (in millions) is the contribution to revenues during each year:

	Years Ended December 31,		
	2012	2011	2010
Solid Waste	$13,056	$12,998	$12,613
Wheelabrator	846	877	889
Other	2,106	1,534	975
Intercompany	(2,359)	(2,031)	(1,962)
Total	$13,649	$13,378	$12,515

The mix of operating revenues from our major lines of business is reflected in the table below (in millions):

	Years Ended December 31,		
	2012	2011	2010
Collection:			
Commercial	$ 3,417	$ 3,499	$ 3,391
Residential	2,584	2,609	2,594
Industrial	2,129	2,052	1,988
Other	275	246	274
Total collection	8,405	8,406	8,247
Landfill	2,685	2,611	2,540
Transfer	1,296	1,280	1,318
Wheelabrator	846	877	889
Recycling	1,360	1,580	1,169
Other	1,416	655	314
Intercompany(b)	(2,359)	(2,031)	(1,962)
Total	$13,649	$13,378	$12,515

The following table provides details associated with the period-to-period change in revenues (dollars in millions) along with an explanation of the significant components of the current period changes:

	Period-to-Period Change 2012 vs. 2011		Period-to-Period Change 2011 vs. 2010	
	Amount	As a % of Total Company(a)	Amount	As a % of Total Company(a)
Average yield(b)	$(319)	(2.4)%	$ 572	4.6%
Volume	67	0.5	(187)	(1.5)
Internal revenue growth	(252)	(1.9)	385	3.1
Acquisitions	535	4.0	449	3.6
Divestitures	(4)	—	(2)	—
Foreign currency translation	(8)	(0.1)	31	0.2
Total	$ 271	2.0%	$ 863	6.9%

(a) Calculated by dividing the amount of current year increase or decrease by the prior year's total company revenue adjusted to exclude the impacts of current year divestitures ($13,374 million and $12,513 million for 2012 and 2011, respectively).

(b) The amounts reported herein represent the changes in our revenue attributable to average yield for the total Company. We also analyze the changes in average yield in terms of related-business revenues in order to differentiate the changes in yield attributable to our pricing strategies from the changes that are caused by market-driven price changes in commodities. The following table summarizes changes in revenues from average yield on a related-business basis (dollars in millions):

	Period-to-Period Change 2012 vs. 2011		Period-to-Period Change 2011 vs. 2010	
	Amount	As a % of Related Business(i)	Amount	As a % of Related Business(i)
Average yield:				
Collection, landfill and transfer	$ 107	1.0%	$198	2.0%
Waste-to-energy disposal(ii)	(21)	(4.6)	(5)	(1.1)
Collection and disposal(ii)	86	0.8	193	1.8
Recycling commodities	(428)	(26.6)	216	17.8
Electricity(ii)	(10)	(3.7)	(6)	(2.2)
Fuel surcharges and mandated fees	33	5.3	169	37.7
Total	$(319)	(2.4)	$572	4.6

(i) Calculated by dividing the increase or decrease for the current year by the prior year's related business revenue, adjusted to exclude the impacts of divestitures for the current year. The table below summarizes the related business revenues for each year, adjusted to exclude the impacts of divestitures (in millions):

	Denominator	
	2012	2011
Related-business revenues:		
Collection, landfill and transfer	$10,414	$10,111
Waste-to-energy disposal	457	466
Collection and disposal	10,871	10,577
Recycling commodities	1,612	1,215
Electricity	273	273
Fuel surcharges and mandated fees	618	448
Total Company	$13,374	$12,513

(ii) Average revenue growth for yield for "Collection and disposal" excludes all electricity-related revenues generated by our Wheelabrator business and our landfill gas-to-energy operations, which are reported as "Electricity" revenues.

Our revenues increased $271 million, or 2.0%, and $863 million, or 6.9%, for the years ended December 31, 2012 and 2011, respectively. The year-over-year change in revenues for both periods has been driven by (i) revenue growth from average yield on our collection and disposal operations; (ii) acquisitions, particularly the acquisition of Oakleaf, which increased year-over-year consolidated revenues by $314 million for 2012 and $251 million for 2011; and (iii) market factors, including fluctuations in recyclable commodity prices that negatively affected revenues in 2012 and favorably affected our revenues in 2011; volatility in diesel prices that affects the revenues provided by our fuel surcharge program; foreign currency translation, which negatively affected our revenues from our Canadian operations in 2012 but favorably impacted our revenues in 2011; and lower electricity prices, which correlate with natural gas prices and cause fluctuations in the rates we receive for electricity under our power purchase contracts and merchant transactions. Further affecting revenue changes were revenue increases due to higher volumes in 2012 but revenues declines due to lower volumes in 2011.

The following provides further details associated with our period-to-period change in revenues.

Average yield

Collection and disposal average yield — This measure reflects the effect on our revenue from the pricing activities of our collection, transfer, landfill and waste-to-energy disposal operations, exclusive of volume changes. Revenue growth from collection and disposal average yield during both years includes not only base rate changes and environmental and service fee increases, but also (i) certain average price changes related to the overall mix of services, which are due to both the types of services provided and the geographic locations where our services are provided; (ii) changes in average price from new and lost business; and (iii) price decreases to retain customers.

In 2012, revenue growth from collection and disposal average yield was $86 million, or 0.8%, as compared with the prior year. This revenue increase from yield was primarily driven by our collection operations; however, we also experienced yield growth from our disposal operations. Our commercial and industrial lines of business continue to drive our yield growth in our collection operations. Our 0.8% increase for 2012 is less than the 1.8% increase for 2011. This is due in large part to reduced increases of certain service fees and continued pressure from competition in our commercial line of business. Additionally, we have experienced downward pressure on our revenue growth from yield in our residential line of business. Due to competition, it has become increasingly difficult to retain customers and to win new contracts at current average rates; as a result, in many instances, the Company has offered increased services without a commensurate increase in pricing when bidding on or renewing residential contracts and pursuing residential subscription business. These increased services are principally recycling services, which are typically priced lower than our average rates. This combination of increased competition and bundling of complementary services, such as recycling, in the residential line of business has put added pressure on our revenue growth from yield though we did see a steadily improving trend throughout 2012.

In both 2012 and 2011, our total collection and disposal revenue growth from yield was negatively affected by the expiration and renegotiation of a long-term disposal contract in August 2011 at one of our waste-to-energy facilities in South Florida. The expiration and renegotiation of this contract decreased revenues both in our waste-to-energy disposal line of business, by approximately $17 million and $5 million for the years ended December 31, 2012 and 2011, respectively; and in our collection line of business, by approximately $7 million and $2 million in 2012 and 2011, respectively. Certain of the franchise agreements serviced by our collection operations in South Florida contain specific language that ties a portion of their total rate to the disposal rate charged by this waste-to-energy facility to our collection operations. The expiration of this long-term contract in South Florida negatively impacted our total collection and disposal yield by approximately $24 million and $7 million in 2012 and 2011, respectively. Additionally, for 2012, we experienced further downward pressure on our revenue growth from yield of approximately $7 million resulting from the expiration and renegotiation of a second similar long-term waste-to-energy disposal contract in South Florida at the end of March 2012. We expect this negative trend to continue into 2013. Although the factors discussed above negatively affected our revenue growth from yield in 2012 as compared with 2011, we did see a favorable rate of revenue growth from yield in our landfill line of business during 2012. Overall, we have found that increasing our revenue growth from yield is currently a challenge given the increased service offerings in many of our new contracts and the highly competitive environment. Despite these headwinds, we continue to maintain our pricing discipline in order to improve yield on our base business.

Revenues from our environmental fee, which are included in average yield on collection and disposal, increased by $41 million and $47 million for the years ended December 31, 2012 and 2011, respectively. Environmental fee revenues totaled $344 million in 2012 as compared with $303 million in 2011 and $256 million in 2010. Revenue increase from environmental fees flattened, as we did not implement fee increases in 2012 commensurate with the prior year. During 2013, we are not expecting our environmental fee to contribute significantly to our revenue growth.

Recycling commodities — Decreases in the prices of the recycling commodities we sold resulted in a decrease in revenues of $428 million, with an estimated negative impact on income from operations of approximately $130 million for 2012. Our year-over-year commodity prices declined almost 25% in 2012 driven by the continued increase in supply and lower demand. In 2011, higher recycling commodity prices were the principal driver of our revenue increase of $216 million as compared with 2010, with an estimated favorable impact on income from operations of approximately $60 million. In 2013, we expect recycling commodity sales prices to average levels present at the end of 2012 and be slightly negative in the first half of the year compared to 2012.

Fuel surcharges and mandated fees — These revenues, which are predominantly generated by our fuel surcharge program, increased by $33 million and $169 million for the years ended December 31, 2012 and 2011, respectively. These increases are attributable to the fluctuation in the national average prices for diesel fuel that we use for our fuel surcharge program. The mandated fees included in this line item are primarily related to the pass-through of fees and taxes assessed by various state, county and municipal governmental agencies at our landfills and transfer stations, which increased $11 million and $6 million for the years ended December 31, 2012 and 2011, respectively.

Volume — Changes in our volume caused our revenue to increase $67 million, or 0.5%, for the year ended December 31, 2012. This is a notable improvement from the prior year when revenue decline due to volume was $187 million, or 1.5%, for the year ended December 31, 2011.

In 2012, our total landfill revenue increased $49 million over the comparable prior year period due to higher third-party volumes, primarily driven by higher special waste volumes in the eastern and mid-western parts of the country. In addition, revenues increased from year-over-year volume growth in our recycling brokerage business and our material recovery facilities by $61 million for 2012. The additional recycling capacity that we added during 2011 and 2012, as well as our continued pursuit of municipal volumes, contributed to this increase in revenues due to volume.

Volume declines from our collection business accounted for a $65 million revenue decline for the year ended December 31, 2012. The decline was primarily driven by our commercial and, to a lesser extent, our residential collection lines of business, which we attribute to the effects of pricing, competition and diversion of waste by customers, as well as the overall continued weakness in the economy. Revenue declines due to lower volumes in these two collection lines of business were offset, in part, by revenue increases in our industrial collection line of business, driven in large part by the growth of our oilfield services business. Furthermore, revenue increased due to volume growth in our non-traditional collection businesses, as well as in our ancillary services, primarily driven by increases in our medical waste services, our in-plant services and our portable self-storage services businesses. Finally, our 2012 volume growth was favorably impacted by the Hurricane Sandy cleanup efforts in the fourth quarter by about $26 million.

In 2011, volume declines from our collection business accounted for $327 million of volume-related revenue decline. We experienced commercial and residential collection revenue declines due to lower volume that we attributed to the overall weakness in the economy, as well as the effects of pricing, competition and diversion of waste by consumers. Our industrial collection operations were negatively affected by the economic environment due to the construction slowdown across the United States. Lower third-party volumes in our transfer station operations also caused revenue declines generally attributed to economic conditions and the effects of pricing and competition. Furthermore, the overall year-over-year comparison of volumes in the collection line of business was unfavorably impacted by our year-over-year volume change of $94 million from the oil spill clean-up activities along the Gulf Coast in 2010. Additionally, in 2011, we experienced revenue declines at our waste-to-energy facilities, primarily driven by the expiration of a long-term electric power capacity agreement, which was offset to some extent by increases in waste tons processed and electricity produced.

Revenue declines due to volume detailed above were offset, in part, by revenue increases of $101 million for the year ended December 31, 2011, primarily from year-over-year volume improvements in our recycling brokerage business and in our material recovery facilities. Our continued pursuit of municipal volumes as well as the addition of new single stream recycling facilities during 2011 contributed to these revenue increases due to volume. We also experienced volume-related revenue increases of $37 million for the year ended December 31, 2011 from our strategic growth businesses and our landfill gas-to-energy operations. Additionally, our total landfill revenues increased $41 million in 2011 due to higher third-party volumes as compared with the prior year, primarily driven by higher special waste volumes in the eastern and mid-western parts of the country. However, our landfill municipal solid waste volumes declined in 2011 as compared with the prior year due to economic conditions, increased pricing, competition and increased focus on waste reduction and diversion by consumers.

Acquisitions — Revenues increased $535 million and $449 million for the years ended December 31, 2012 and 2011, respectively, due to acquisitions. Both in 2012 and 2011, the significant revenue increase due to acquisitions was principally associated with Oakleaf, included in our "Other" business. With the anniversary of the Oakleaf acquisition in July 2012, we will not continue to experience the same year-over-year revenue growth from this acquisition. Additionally, in 2012, acquisitions increased our revenues in our collection line of business, due in part to our oilfield services and recycling lines of business. These acquisitions demonstrate our focus on identifying strategic growth opportunities in new, complementary lines of business.

Operating Expenses

Our operating expenses include (i) labor and related benefits (excluding labor costs associated with maintenance and repairs discussed below), which include salaries and wages, bonuses, related payroll taxes, insurance and benefits costs and the costs associated with contract labor; (ii) transfer and disposal costs, which include tipping fees paid to third-party disposal facilities and transfer stations; (iii) maintenance and repairs relating to equipment, vehicles and facilities and related labor costs; (iv) subcontractor costs, which include the costs of independent haulers who transport waste collected by us to disposal facilities and are affected by variables such as volumes, distance and fuel prices; (v) costs of goods sold, which are primarily rebates paid to suppliers associated with recycling commodities; (vi) fuel costs, which represent the costs of fuel and oil to operate our truck fleet and landfill operating equipment; (vii) disposal and franchise fees and taxes, which include landfill taxes, municipal franchise fees, host community fees and royalties; (viii) landfill operating costs, which include interest accretion on landfill liabilities, interest accretion on and discount rate adjustments to environmental remediation liabilities and recovery assets, leachate and methane collection and treatment, landfill remediation costs and other landfill site costs; (ix) risk management costs, which include auto liability, workers' compensation, general liability and insurance and claim costs; and (x) other operating costs, which include, among other costs, equipment and facility rent, property taxes, utilities and supplies.

Our operating expenses increased $338 million, or 4.0%, when comparing 2012 with 2011 and increased $717 million, or 9.2%, when comparing 2011 with 2010. Operating expenses as a percentage of revenues were 65.1% in 2012, 63.8% in 2011 and 62.5% in 2010. The increases in our operating expenses during the years ended December 31, 2012 and 2011 can largely be attributed to the following:

Acquisitions and growth initiatives — In both 2012 and 2011, we experienced cost increases attributable to recently acquired businesses and our various growth and business development initiatives. We estimate that these cost increases, which affected each of the operating cost categories identified in the table below, accounted for 109% and 42% of our $338 million and $717 million increases in operating expenses during 2012 and 2011, respectively. Recent acquisitions include Oakleaf and a number of collection operations, including oilfield services, and several recycling operations. In particular, the acquisition of Oakleaf increased operating costs by $263 million and $213 million in 2012 and 2011, respectively, primarily impacting subcontractor costs and, to a lesser extent, cost of goods sold, repair and maintenance, and other categories. The increase in operating expenses resulting from acquired businesses was more than offset by increased revenues from acquired businesses.

Market prices for recyclable commodities — In both 2012 and 2011, volatile market prices for recyclable commodities was the main driver of the changes in cost of goods sold, as presented in the table below, primarily due to customer recycling rebates. Overall market prices for recycling commodities decreased by approximately 25% in 2012 and increased 20% in 2011.

Volume changes — During 2012, we experienced an increase in variable costs attributable to higher volumes in certain lines of business, particularly our recycling, industrial collection and non-traditional collection businesses. In our non-traditional collection businesses, we experienced volume increases primarily in our in-plant services. Additionally, increased volumes related to Hurricane Sandy contributed to higher volumes in the latter part of 2012. During 2011, we experienced volume declines as a result of the ongoing weakness of the overall economic environment, pricing, competition and increased focus on waste reduction and diversion by consumers. We continue to manage our fixed costs and control our variable costs as we experience volume increases and decreases. These cost fluctuations due to volume have impacted each of the operating cost categories identified in the table below.

The following table summarizes the major components of our operating expenses, including the impact of foreign currency translation, for the years ended December 31 (dollars in millions):

	2012	Period-to-Period Change		2011	Period-to-Period Change		2010
Labor and related benefits	$2,407	$ 71	3.0%	$2,336	$ 36	1.6%	$2,300
Transfer and disposal costs	964	27	2.9	937	(6)	(0.6)	943
Maintenance and repairs	1,157	67	6.1	1,090	49	4.7	1,041
Subcontractor costs	1,190	242	25.5	948	178	23.1	770
Cost of goods sold	919	(152)	(14.2)	1,071	295	38.0	776
Fuel	649	21	3.3	628	135	27.4	493
Disposal and franchise fees and taxes	630	28	4.7	602	13	2.2	589
Landfill operating costs	224	(31)	(12.2)	255	(39)	(13.3)	294
Risk management	230	8	3.6	222	20	9.9	202
Other	509	57	12.6	452	36	8.7	416
	$8,879	$ 338	4.0%	$8,541	$717	9.2%	$7,824

In addition to the significant items noted above, other factors contributing to the changes in our operating expenses are discussed below:

Labor and related benefits — The comparability of our labor and related benefits costs for the periods presented has been affected by costs incurred primarily associated with the withdrawal of certain bargaining units from underfunded multiemployer pension plans. These costs increased 2012 expense by $10 million and 2010 expense by $26 million.

The other contributing factors that increased costs in 2012 and 2011 were (i) higher hourly and salaried wages due to merit increases effective April 2011 and 2010 and (ii) increases stipulated in labor union agreements. These costs were offset by lower incentive compensation in 2012.

Maintenance and repairs — The increase was primarily due to (i) increased fleet maintenance costs, which include services provided by third-parties, tires, parts and internal shop labor costs; and (ii) differences in the timing and scope of planned maintenance projects at our waste-to-energy facilities.

Subcontractor costs — As noted above, the increases in 2012 and 2011 in subcontractor costs was primarily a result of acquisitions; principally the Oakleaf acquisition. Other contributing factors include; (i) our various growth and business development initiatives, primarily associated with servicing our in-plant services and healthcare solutions customers, (ii) higher fuel prices, as discussed below, which resulted in an increase in the fuel component of our subcontractor costs; and (iii) increased volumes related to Hurricane Sandy during 2012. The comparability to prior years was also affected by $54 million in costs related to oil spill clean up activities in 2010.

Fuel — On average, diesel fuel prices increased 3% and 29% for 2012 and 2011, respectively. Higher fuel costs resulted in increases in both our direct fuel costs and in the fuel component of our subcontractor costs as compared with the prior periods. Increased revenues attributable to our fuel surcharge largely offset the higher fuel costs. Our fuel surcharges covered approximately 95% of recoverable fuel costs in both 2012 and 2011.

Landfill Operating Costs — The year-over-year decreases in 2012 and 2011 were primarily attributable to the following:

- The recognition of an unfavorable adjustment of $17 million during 2011 due to a decrease from 3.50% to 2.00% in United States Treasury rates used as the discount rate to estimate the present value of our environmental remediation obligations and recovery assets; and
- Additional landfill site costs experienced along the East Coast during 2011, which were due to significant rainfall events, including the effects from spring flooding and Hurricane Irene and Tropical Storm Lee partially offset by
- The 2011 recognition of a $9 million favorable revision to an environmental liability at a closed site based on the estimated cost of the remediation as prescribed by the EPA; and
- The 2010 recognition of $50 million in additional environmental expenses related to four closed sites.

Other — The comparability of our other costs for the periods presented has been affected by (i) 2012 costs associated with a labor union dispute in the Seattle Area; (ii) increased oil and gas development expense in 2012; and (iii) oil spill clean-up activities along the Gulf Coast in 2010.

Selling, General and Administrative

Our selling, general and administrative expenses consist of (i) labor and related benefit costs, which include salaries, bonuses, related insurance and benefits, contract labor, payroll taxes and equity-based compensation; (ii) professional fees, which include fees for consulting, legal, audit and tax services; (iii) provision for bad debts, which includes allowances for uncollectible customer accounts and collection fees; and (iv) other selling, general and administrative expenses, which include, among other costs, facility-related expenses, voice and data telecommunication, advertising, travel and entertainment, rentals, postage and printing. In addition, the financial impacts of litigation settlements generally are included in our "Other" selling, general and administrative expenses.

Our selling, general and administrative expenses decreased by $79 million, or 5.1%, and increased $90 million, or 6.2% when comparing 2012 with 2011 and 2011 with 2010, respectively. Our selling, general and administrative expenses as a percentage of revenues were 10.8% in 2012, 11.6% in 2011 and 11.7% in 2010.

The most significant items affecting our selling, general and administrative costs during the three-year period ended December 31, 2012 are summarized below:

- A decrease in incentive compensation, included in labor and related benefits below, of $73 million in 2012;
- A decrease in non-cash compensation expense, included in labor and related benefits below, attributable to our long-term incentive plan, or LTIP, of $15 million in 2012 and an increase of $10 million in 2011;
- Consulting costs, included in professional fees below, of $37 million in 2011 during the start-up phase of our Company-wide initiatives focusing on procurement and operational and back-office efficiency. During 2012, these consulting costs decreased $26 million as we completed the start-up phase early in the year; however, this was partially offset by approximately $10 million of additional costs associated with our efforts to implement these initiatives; and
- An increase in costs, primarily labor, of approximately $34 million and $53 million during 2012 and 2011, respectively, incurred to support our strategic plan to grow into new markets and provide expanded service offerings, including our integration of Oakleaf.

In addition, in July 2012, we announced a reorganization of our operations, designed to streamline management and staff support and reduce our cost structure, while not disrupting our front-line operations. We have implemented the reorganization and for the twelve months ended December 31, 2012, we realized labor and related benefits cost savings of $20 million.

The following table summarizes the major components of our selling, general and administrative costs for the years ended December 31 (dollars in millions):

	2012	Period-to-Period Change		2011	Period-to-Period Change		2010
Labor and related benefits	$ 850	$(63)	(6.9)%	$ 913	$68	8.0%	$ 845
Professional fees	163	(22)	(11.9)	185	10	5.7	175
Provision for bad debts	60	13	27.7	47	2	4.4	45
Other	399	(7)	(1.7)	406	10	2.5	396
	$1,472	$(79)	(5.1)%	$1,551	$90	6.2%	$1,461

Other significant changes in our selling, general and administrative expenses are discussed below:

- *Labor and related benefits* — In 2011, our labor and related benefits costs increased primarily due to higher salaries and hourly wages due to merit increases.
- *Professional fees* — In 2011, we experienced a reduction in legal fees primarily as a result of the settlement in 2010 of a lawsuit related to the abandonment of revenue management software.
- *Provision for bad debts* — Our provision for bad debts increased in 2012, primarily as a result of (i) collection issues we are experiencing in our Puerto Rico operations and (ii) billing delays to some of our strategic account customers.
- *Other* — In 2012, we experienced decreases in (i) litigation settlement costs and (ii) insurance and claims. These decreases were partially offset by increases in (i) computer and telecommunications costs, due in part to improvements we are making to our information technology systems; and (ii) building and equipment costs, which include rental and utilities. In 2011, we experienced similar increases in our computer costs, as well as increases in litigation loss and settlement costs.

Depreciation and Amortization

Depreciation and amortization includes (i) depreciation of property and equipment, including assets recorded for capital leases, on a straight-line basis from three to 50 years; (ii) amortization of landfill costs, including those incurred and all estimated future costs for landfill development, construction and asset retirement costs arising from closure and post-closure, on a units-of-consumption method as landfill airspace is consumed over the total estimated remaining capacity of a site, which includes both permitted capacity and expansion capacity that meets our Company-specific criteria for amortization purposes; (iii) amortization of landfill asset retirement costs arising from final capping obligations on a units-of-consumption method as airspace is consumed over the estimated capacity associated with each final capping event; and (iv) amortization of intangible assets with a definite life, using either a 150% declining balance approach or a straight-line basis over the definitive terms of the related agreements, which are generally from two to ten years depending on the type of asset.

The following table summarizes the components of our depreciation and amortization costs for the years ended December 31 (dollars in millions):

	2012	Period-to-Period Change		2011	Period-to-Period Change		2010
Depreciation of tangible property and equipment	$ 833	$33	4.1%	$ 800	$19	2.4%	$ 781
Amortization of landfill airspace	395	17	4.5	378	6	1.6	372
Amortization of intangible assets	69	18	35.3	51	10	24.4	41
	$1,297	$68	5.5%	$1,229	$35	2.9%	$1,194

The increase in amortization of intangible assets in 2012 and 2011 is primarily related to the amortization of customer relationships acquired through our acquisition of Oakleaf and by our Areas located in the Northern U.S.

Restructuring

2012 Restructurings — In July 2012, we announced a reorganization of operations, designed to streamline management and staff support and reduce our cost structure, while not disrupting our front-line operations. Principal organizational changes included removing the management layer of our four geographic Groups, each of which previously constituted a reportable segment, and consolidating and reducing the number of our geographic Areas through which we evaluate and oversee our Solid Waste subsidiaries from 22 to 17. This reorganization eliminated approximately 700 employee positions throughout the Company, including positions at both the management and support level. Voluntary separation arrangements were offered to many in management.

Additionally, in 2012, we recognized employee severance and benefits restructuring charges associated with the reorganization of Oakleaf discussed below that began in 2011 along with certain other actions taken by the Company in early 2012.

During the year ended December 31, 2012, we recognized a total of $67 million of pre-tax restructuring charges, of which $56 million were related to employee severance and benefit costs associated with these reorganizations. The remaining charges were primarily related to operating lease obligations for property that will no longer be utilized. We do not expect additional charges related to the 2012 restructurings to be material.

2011 Restructurings — Beginning in July 2011, we took steps to streamline our organization as part of our cost savings programs. This reorganization eliminated over 700 employee positions throughout the Company, including approximately 300 open positions. Additionally, subsequent to our acquisition of Oakleaf, we incurred charges in connection with restructuring that organization. During the year ended December 31, 2011, we recognized a total of $19 million of pre-tax restructuring charges, of which $18 million were related to employee severance and benefit costs. The remaining charges were primarily related to operating lease obligations for property that will no longer be utilized.

Through December 31, 2012, we have paid approximately $46 million of the employee severance and benefit costs incurred as a result of the combined 2012 and 2011 restructuring efforts.

(Income) Expense from Divestitures, Asset Impairments and Unusual Items

The following table summarizes the major components of "(Income) expense from divestitures, asset impairments and unusual items" for the year ended December 31 for the respective periods (in millions):

	Years Ended December 31,		
	2012	2011	2010
(Income) expense from divestitures	$—	$ 1	$ (1)
Asset impairments	83	9	—
Other	—	—	(77)
	$83	$10	$(78)

Asset Impairments — During the year ended December 31, 2012, we recognized impairment charges aggregating $83 million, attributable in large part to $45 million of charges related to three facilities in our medical waste services business as a result of projected operating losses at each of these facilities. We wrote down the carrying values of the facilities' operating permits and property, plant and equipment to their estimated fair values. Our medical waste services business is included in our "Other" operations in Note 21. We also recognized (i) $20 million of charges related to investments we had made in prior years in waste diversion technologies; (ii) $6 million for the impairment of an oil & gas well due to projected operating losses; (iii) $5 million for the impairment of a facility not currently used in our operations and (iv) $4 million of charges to impair goodwill related to certain of our operations. To determine the appropriate charge for each of these items, we estimated the fair value of the facilities or investments using anticipated future cash flows. These charges are included in our "Other" operations in Note 21 to the Consolidated Financial Statements.

During the year ended December 31, 2011, we recognized impairment charges relating to two facilities in our medical waste services business, in addition to the three facilities impaired in 2012 and discussed above, as a result of the closure of one site and as a result of continuing operating losses at the other site. We wrote down the net book values of the sites to their estimated fair values.

Additionally, we are in the process of evaluating opportunities associated with the sale or discontinued use of underperforming assets or assets that may no longer meet our strategic objectives. Accordingly, it is possible that additional impairments may be recorded as assets are sold or become held-for-sale.

Other — We filed a lawsuit in March 2008 related to the revenue management software implementation that was suspended in 2007 and abandoned in 2009. In April 2010, we settled the lawsuit and received a one-time cash payment. The settlement increased our "Income from operations" for the year ended December 31, 2010 by $77 million.

Income from Operations

The following table summarizes income from operations for the years ended December 31 (dollars in millions):

	2012	Period-to-Period Change		2011	Period-to-Period Change		2010
Solid Waste	$2,625	$ 17	0.7%	$2,608	$ 113	4.5%	$2,495
Wheelabrator	113	(59)	(34.3)	172	(38)	(18.1)	210
Other	(242)	(78)	47.6	(164)	(7)	4.5	(157)
Corporate and other	(645)	(57)	9.7	(588)	(156)	36.1	(432)
Total	$1,851	$(177)	(8.7)%	$2,028	$ (88)	(4.2)%	$2,116

Solid Waste — The most significant items affecting the results of operations of our Solid Waste business during the three year period ended December 31, 2012 are summarized below:

- revenue growth from yield on our base business;
- earnings associated with revenue changes due to volumes declined during 2011 due to the economy, pricing, competition and increased focus on waste reduction and diversion by consumers. Additionally, 2011 volume comparisons with 2010 were unfavorably affected by the 2010 oil spill clean up in the Gulf Coast. For 2012, although volumes decreased in our collection lines of business, there was a slight increase in total volumes attributed in part to (i) an improvement in landfill special waste volumes experienced principally in the eastern and midwestern parts of the country; and (ii) volumes from the Hurricane Sandy cleanup efforts. In addition, our results benefited from the growth of our oilfield services business. These services, which focus principally on the hauling and disposal of drill cuttings and fluids and various well pad services, favorably affected both our landfill and collection lines of business;
- the accretive benefits of recent acquisitions;
- market price declines for recyclable commodities during 2012 when compared with 2011, negatively affecting our income from operations. During 2011, income from operations benefited from substantial increases in market prices;
- restructuring charges recognized during both 2012 and 2011;
- higher operating costs, including maintenance and repair costs in 2012 and 2011 and transfer and disposal costs in 2012;
- benefits realized as a result of our restructuring activities;
- During 2012 and 2011, employees were transferred from Solid Waste to Corporate, favorably impacting income from operations; however, during 2011, annual merit increases for remaining employees more than offset the effect of the transferred employees; and
- decreased incentive compensation expense during 2012.

Other items affecting the reported periods include:

2012

- a charge of $10 million for the withdrawal from an underfunded multiemployer pension plan;
- $6 million of incremental operating expenses due to a labor union dispute in the Seattle Area;
- a charge of $5 million for a write-down of idle property to estimated fair value;
- a $5 million increase in bad debt expense due to collection issues in Puerto Rico;

2011

- a charge of $24 million as a result of a litigation loss;
- higher landfill costs of approximately $14 million for the collection and disposal of leachate, which was largely the result of heavy rainfall in the Eastern U.S.;

2010

- a charge of $26 million for the withdrawal from an underfunded multiemployer pension plan; and
- charges of $23 million related to litigation reserves.

Significant items affecting the comparability of the remaining components of our results of operations for the years ended 2012, 2011 and 2010 are summarized below:

Wheelabrator — The significant decrease in income from operations of our Wheelabrator business for the period ended December 31, 2012 as compared to 2011 was largely driven by (i) lower revenues due to the expiration of long-term contracts at certain of our waste-to-energy facilities; (ii) lower energy pricing at our merchant facilities; (iii) increased maintenance and repair costs, primarily due to differences in the timing and scope of planned maintenance activities; and (iv) increased international development costs.

The decrease in 2011 income from operations as compared with 2010 was driven largely by (i) lower revenues due to the expiration of a long-term electric power capacity agreement that expired December 31, 2010 and the expiration of other long-term contracts at our waste-to-energy and independent power facilities; and (ii) costs incurred to refurbish a facility acquired in 2010. The impact of these unfavorable items was partially offset by efforts to control costs across each of our facilities.

Other — Our "Other" income from operations include (i) the effects of those elements of our in-plant services, landfill gas-to-energy operations, and third-party subcontract and administration revenues managed by our Sustainability Services, Organics, Healthcare, Renewable Energy and Strategic Accounts organizations, including Oakleaf, respectively, that are not included with the operations of our reportable segments; (ii) our recycling brokerage and electronic recycling services; and (iii) the impacts of investments that we are making in expanded service offerings, such as portable self-storage and fluorescent lamp recycling, and in oil and gas producing properties. In addition, our "Other" income from operations reflects the impacts of (i) non-operating entities that provide financial assurance and self-insurance support for the Solid Waste business; and (ii) reclasses to prior year to include the costs of our former geographic Group offices that prior to our 2012 restructuring were included in our operating segments.

Significant items affecting the comparability of expenses for the periods presented include:

- impairment charges of $77 million recognized during 2012, primarily in (i) our medical waste services business, (ii) investments in waste diversion technologies, and (iii) an oil and gas producing property;
- losses in 2012 and 2011 from our growth initiatives and integration costs associated with the acquisition of Oakleaf;
- restructuring charges recognized during 2012 and 2011; and
- decreased incentive compensation expense during 2012.

Corporate and Other — Significant items affecting the comparability of expenses for the periods presented include:

- higher salaries and wages due to the transfer of employees from Solid Waste to Corporate and Other in both 2012 and 2011;
- decreased incentive compensation expense during 2012;
- lower non-cash compensation expense attributable to our LTIP during 2012 and higher expense in 2011;
- restructuring charges recognized during 2012 and 2011;
- benefits realized as a result of our July 2012 restructuring activities;
- 2012 headcount increases due to our sales and marketing initiatives and initiatives focusing on procurement and operational and back-office efficiency;
- higher professional fees in 2011 due to consulting services and related fees incurred associated with the startup phase our above-mentioned Company-wide initiatives;
- a benefit in 2010 of $77 million resulting from a litigation settlement;
- the recognition of a $9 million favorable adjustment during 2011 and net charges of $50 million during 2010 for estimates associated with environmental remediation liabilities at certain of our closed sites;
- changes in U.S. Treasury rates used to estimate the present value of our environmental remediation obligations and recovery assets. As a result of changes in U.S. Treasury rates, we recognized $3 million of unfavorable adjustments during 2012 and $17 million of unfavorable adjustments during 2011; and
- an increase in 2011 risk management costs, primarily due to increased costs associated with auto and general liability claims and the recognition of a favorable adjustment in 2010 associated with similar claims from prior periods.

Interest Expense

Our interest expense was $488 million in 2012, $481 million in 2011 and $473 million in 2010. During the reported periods, our interest expense has increased only slightly in spite of an increase in our debt balances. This is primarily attributable to (i) a decrease in our weighted average borrowing rate that has been achieved by refinancing debt at maturity with debt at much lower fixed interest rates; (ii) the impacts that lower market interest rates have had on the cost of certain of our tax-exempt debt; and (iii) an increase in capitalized interest due primarily to higher capital spending. These decreases in interest expense have been partially offset by a decrease in the benefits provided by active and terminated interest rate swap agreements.

Equity in Net Losses of Unconsolidated Entities

We recognized "Equity in net losses of unconsolidated entities" of $46 million in 2012, $31 million in 2011, and $21 million in 2010. These losses are primarily related to our noncontrolling interests in two limited liability companies established to invest in and manage low-income housing properties and a refined coal facility, as well as (i) noncontrolling investments made to support our strategic initiatives and (ii) unconsolidated trusts for final capping, closure, post-closure or environmental obligations. The tax impacts realized as a result of our investments in low-income housing properties and the refined coal facility are discussed below in *Provision for Income Taxes*. Refer to Notes 9 and 20 to the Consolidated Financial Statements for more information related to these investments. Additionally, in 2012, we recognized a charge of $10 million related to a payment we made under a guarantee on behalf of an unconsolidated entity accounted for under the equity method.

Other, net

We recognized other, net expense of $18 million and $4 million in 2012 and 2011, respectively, and other, net income of $5 million in 2010. The increase in expense during 2012 was primarily attributable to an impairment charge of $16 million relating to an other-than-temporary decline in the value of an investment accounted for under the cost method. We wrote down the carrying value of our investment to its fair value based on other third-party investors' recent transactions in these securities, which are considered to be the best evidence of fair value currently available.

Provision for Income Taxes

We recorded provisions for income taxes of $443 million in 2012, $511 million in 2011 and $629 million in 2010. These tax provisions resulted in an effective income tax rate of approximately 34.0%, 33.6% and 38.5%, for 2012, 2011 and 2010, respectively. The comparability of our reported income taxes for the years ended December 31, 2012, 2011 and 2010 is primarily affected by (i) variations in our income before income taxes; (ii) the realization of federal and state net operating loss and credit carry-forwards; (iii) changes in effective state and Canadian statutory tax rates; (iv) tax audit settlements; and (v) the impact of federal low-income housing and refined coal tax credits. The impacts of these items are summarized below:

- *Federal Net Operating Loss Carry-Forwards* – During 2012 we recognized additional federal net operating loss carry-forwards resulting in a reduction to our provision for income taxes of $8 million. Refer to the discussion below related to the acquisition of Oakleaf for more information with regard to the realization of Oakleaf net operating losses.

- *State Net Operating Loss and Credit Carry-forwards* — During 2012, 2011 and 2010, we utilized state net operating loss and credit carry-forwards resulting in a reduction to our provision for income taxes for those periods of $5 million, $4 million, and $4 million, respectively.

- *State Tax Rate Changes* — During 2011, our state deferred income taxes increased by $3 million to reflect the impact of changes in the estimated tax rate at which existing temporary differences will be realized. During 2010, our current state tax rate increased from 6.25% to 6.75% resulting in an increase to our provision for income taxes of $5 million. In addition, our state deferred income taxes increased $37 million to reflect the impact of changes in the estimated tax rate at which existing temporary differences will be realized.

- *Canadian Tax Rate Changes* — During 2012 there was an increase of the provincial tax rates in Ontario which resulted in a $5 million tax expense as a result of the revaluation of the related deferred tax balances.

- *Tax Audit Settlements* — The settlement of various tax audits resulted in reductions in income tax expense of $10 million for the year ended December 31, 2012, $12 million for the year ended December 31, 2011 and $8 million for the year ended December 31, 2010.

- *Federal Low-income Housing Tax Credits* — Our federal low-income housing investment and the resulting credits reduced our provision for income taxes by $38 million for the year ended December 31, 2012, $38 million for the year ended December 31, 2011 and $26 million for the year ended December 31, 2010. Refer to Note 9 to the Consolidated Financial Statements for more information related to our federal low-income housing investment.

- *Refined Coal Investment Tax Credits* — Our refined coal facility investment and the resulting credits reduced our provision for income taxes by $21 million for the year ended December 31, 2012 and $17 million for the year ended December 31, 2011. Refer to Note 9 to the Consolidated Financial Statements for more information related to our refined coal investment.

On July 28, 2011, we acquired Oakleaf and its primary operations. As a result of the acquisition, we received income tax attributes (primarily federal and state net operating losses) and allocated a portion of the purchase price to these acquired assets. At the time of the acquisition, we fully recognized all of the tax attributes identified by the seller and concluded the realization of these attributes would not affect our overall provision for income taxes. In the third quarter of 2012, as a result of new information, we recognized a tax benefit of approximately $8 million related to additional Oakleaf federal net operating losses received in the acquisition. As this time we do not anticipate the remaining tax attributes, when realized, will affect our overall provision for income taxes. While these attributes are not expected to affect our provision for income taxes, they will have a favorable impact on our cash taxes, although we do not anticipate the impact to be material to our overall cash flow from operations.

We expect our 2013 recurring effective tax rate will be approximately 35.0% based on expected income levels, projected federal tax credits and other permanent items.

The American Taxpayer Relief Act of 2012 was signed into law on January 2, 2013 and includes an extension for one year of the 50% bonus depreciation allowance. The provision specifically applies to qualifying property placed in service before January 1, 2014. The acceleration of deductions on 2012 qualifying capital expenditures resulting from the bonus depreciation provision had no impact on our 2012 effective tax rate. However, the ability to accelerate depreciation deductions decreased our 2012 cash taxes by approximately $90 million. Taking the accelerated tax depreciation will result in increased cash taxes in subsequent periods when the deductions for these capital expenditures would have otherwise been taken.

Noncontrolling Interests

Net income attributable to noncontrolling interests was $43 million in 2012, $48 million in 2011 and $49 million in 2010. These amounts are principally related to third parties' equity interests in two limited liability companies that own three waste-to-energy facilities operated by our Wheelabrator business. Refer to Note 20 to the Consolidated Financial Statements for information related to the consolidation of these variable interest entities.

Landfill and Environmental Remediation Discussion and Analysis

We owned or operated 264 solid waste and five secure hazardous waste landfills at December 31, 2012 and 266 solid waste and five secure hazardous waste landfills at December 31, 2011. At December 31, 2012 and 2011, the expected remaining capacity, in cubic yards and tonnage of waste that can be accepted at our owned or operated landfills, is shown below (in millions):

	December 31, 2012			December 31, 2011		
	Remaining Permitted Capacity	Expansion Capacity	Total Capacity	Remaining Permitted Capacity	Expansion Capacity	Total Capacity
Remaining cubic yards	4,778	592	5,370	4,730	621	5,351
Remaining tonnage	4,558	612	5,170	4,485	621	5,106

Based on remaining permitted airspace as of December 31, 2012 and projected annual disposal volumes, the weighted average remaining landfill life for all of our owned or operated landfills is approximately 43 years. Many of our landfills have the potential for expanded disposal capacity beyond what is currently permitted. We monitor the availability of permitted disposal capacity at each of our landfills and evaluate whether to pursue an expansion at a given landfill based on estimated future waste volumes and prices, remaining capacity and likelihood of obtaining an expansion permit. We are seeking expansion permits at 32 of our landfills that meet the expansion criteria outlined in the *Critical Accounting Estimates and Assumptions* section above. Although no assurances can be made that all future expansions will be permitted or permitted as designed, the weighted average remaining landfill life for all owned or operated landfills is approximately 49 years when considering remaining permitted airspace, expansion airspace and projected annual disposal volume.

The number of landfills we own or operate as of December 31, 2012, segregated by their estimated operating lives (in years), based on remaining permitted and expansion airspace and projected annual disposal volume, was as follows:

	0 to 5	6 to 10	11 to 20	21 to 40	41+	Total
Owned	10	10	29	67	95	211
Operated through lease(a)	7	2	5	3	7	24
Operating contracts(b)	10	5	7	5	7	34
Total landfills	27	17	41	75	109	269

(a) Landfills we operate through lease agreements are similar to landfills we own because we own the landfill's operating permit and will operate the landfill for the entire lease term, which in many cases is the life of the landfill. We are usually responsible for the final capping, closure and post-closure obligations of the landfills we lease.

(b) For operating contracts, the property owner owns the permit and we operate the landfill for a contracted term, which may be the life of the landfill. However, we are generally responsible for final capping, closure and post-closure obligations under the operating contracts.

The following table reflects landfill capacity and airspace changes, as measured in tons of waste, for landfills owned or operated by us during the years ended December 31, 2012 and 2011 (in millions):

	December 31, 2012			December 31, 2011		
	Remaining Permitted Capacity	Expansion Capacity	Total Capacity	Remaining Permitted Capacity	Expansion Capacity	Total Capacity
Balance, beginning of year	4,485	621	5,106	4,391	603	4,994
Acquisitions, divestitures, newly permitted landfills and closures	82	—	82	—	—	—
Changes in expansions pursued(a)	—	9	9	—	101	101
Expansion permits granted(b)	40	(40)	—	84	(84)	—
Airspace consumed	(92)	—	(92)	(90)	—	(90)
Changes in engineering estimates and other(c)	43	22	65	100	1	101
Balance, end of year	4,558	612	5,170	4,485	621	5,106

(a) Amounts reflected here relate to the combined impacts of (i) new expansions pursued; (ii) increases or decreases in the airspace being pursued for ongoing expansion efforts; (iii) adjustments for differences between the airspace being pursued and airspace granted and (iv) decreases due to decisions to no longer pursue expansion permits.

(b) We received expansion permits at six of our landfills during 2012 and eight of our landfills during 2011, demonstrating our continued success in working with municipalities and regulatory agencies to expand the disposal capacity of our existing landfills.

(c) Changes in engineering estimates can result in changes to the estimated available remaining capacity of a landfill or changes in the utilization of such landfill capacity, affecting the number of tons that can be placed in the future. Estimates of the amount of waste that can be placed in the future are reviewed annually by our engineers and are based on a number of factors, including standard engineering techniques and site-specific factors such as current and projected mix of waste type; initial and projected waste density; estimated number of years of life remaining; depth of underlying waste; anticipated access to moisture through precipitation or recirculation of landfill leachate; and operating practices. We continually focus on improving the utilization of airspace through efforts that include recirculating landfill leachate where allowed by permit; optimizing the placement of daily cover materials; and increasing initial compaction through improved landfill equipment, operations and training.

The tons received at our landfills in 2012 and 2011 are shown below (tons in thousands):

	2012			2011		
	# of Sites	Total Tons	Tons per Day	# of Sites	Total Tons	Tons per Day
Solid waste landfills	264(a)	92,393	338	266	91,130	334
Hazardous waste landfills	5	640	2	5	599	2
	269	93,033	340	271	91,729	336
Solid waste landfills closed or divested during related year	1	189		1	49	
		93,222(b)			91,778(b)	

(a) In 2012, we acquired one landfill, closed one landfill and our contract expired at one landfill. In addition, we have one landfill that will not be developed.

(b) These amounts include 1.3 million tons at December 31, 2012 and 1.4 million tons at December 31, 2011 that were received at our landfills but were used for beneficial purposes and generally were redirected from the permitted airspace to other areas of the landfill. Waste types that are frequently identified for beneficial use include green waste for composting and clean dirt for on-site construction projects.

When a landfill we own or operate receives certification of closure from the applicable regulatory agency, we generally transfer the management of the site, including any remediation activities, to our closed sites management group. As of December 31, 2012, our closed sites management group managed 211 closed landfills.

Landfill Assets — We capitalize various costs that we incur to prepare a landfill to accept waste. These costs generally include expenditures for land (including the landfill footprint and required landfill buffer property), permitting, excavation, liner material and installation, landfill leachate collection systems, landfill gas collection systems, environmental monitoring equipment for groundwater and landfill gas, directly related engineering, capitalized interest, and on-site road construction and other capital infrastructure costs. The cost basis of our landfill assets also includes estimates of future costs associated with landfill final capping, closure and post-closure activities, which are discussed further below.

The following table reflects the total cost basis of our landfill assets and accumulated landfill airspace amortization as of December 31, 2012 and 2011, and summarizes significant changes in these amounts during 2012 (in millions):

	Cost Basis of Landfill Assets	Accumulated Landfill Airspace Amortization	Landfill Assets
December 31, 2011	$12,940	$(6,931)	$6,009
Capital additions	378	—	378
Asset retirement obligations incurred and capitalized	58	—	58
Acquisitions	10	—	10
Amortization of landfill airspace	—	(395)	(395)
Foreign currency translation	38	(11)	27
Asset retirements and other adjustments	(158)	149	(9)
December 31, 2012	$13,266	$(7,188)	$6,078

As of December 31, 2012, we estimate that we will spend approximately $500 million in 2013, and approximately $900 million in 2014 and 2015 combined, for the construction and development of our landfill assets. The specific timing of landfill capital spending is dependent on future events, and spending estimates are subject to change due to fluctuations in landfill waste volumes, changes in environmental requirements and other factors impacting landfill operations.

Landfill and Environmental Remediation Liabilities — As we accept waste at our landfills, we incur significant asset retirement obligations, which include liabilities associated with landfill final capping, closure and post-closure activities. These liabilities are accounted for in accordance with authoritative guidance associated with accounting for asset retirement obligations and are discussed in Note 3 of our Consolidated Financial Statements. We also have liabilities for the remediation of properties that have incurred environmental damage, which generally was caused by operations or for damage caused by conditions that existed before we acquired operations or a site. We recognize environmental remediation liabilities when we determine that the liability is probable and the estimated cost for the likely remedy can be reasonably estimated.

The following table reflects our landfill liabilities and our environmental remediation liabilities as of December 31, 2012 and 2011, and summarizes significant changes in these amounts during 2012 (in millions):

	Landfill	Environmental Remediation
December 31, 2011	$1,292	$273
Obligations incurred and capitalized	58	—
Obligations settled	(87)	(30)
Interest accretion	84	4
Revisions in cost estimates and interest rate assumptions	(8)	5
Acquisitions, divestitures and other adjustments	(1)	1
December 31, 2012	$1,338	$253

Landfill Costs and Expenses — As disclosed in the *Operating Expenses* section above, our landfill operating costs include interest accretion on asset retirement obligations, interest accretion on and discount rate adjustments to environmental remediation liabilities and recovery assets, leachate and methane collection and treatment, landfill remediation costs, and other landfill site costs. The following table summarizes these costs for each of the three years indicated (in millions):

	Years Ended December 31,		
	2012	2011	2010
Interest accretion on landfill liabilities	$ 84	$ 84	$ 82
Interest accretion on and discount rate adjustments to environmental remediation liabilities and recovery assets	6	23	8
Leachate and methane collection and treatment	67	76	64
Landfill remediation costs	—	—	63
Other landfill site costs	67	72	77
Total landfill operating costs	$224	$255	$294

The comparison of these costs for the reported periods has been significantly affected by accounting for changes in the risk-free discount rate that we use to estimate the present value of our environmental remediation liabilities and environmental remediation recovery assets, which is based on the rate for U.S. Treasury bonds with a term approximating the weighted-average period until settlement of the underlying obligations. Additionally, in 2010, we increased our cost estimates associated with environmental remediation obligations primarily based on a review and evaluation of existing remediation projects. As these remediation projects progressed, more defined plans were developed, resulting in a net increase in remediation expense to reflect the more likely remedies. In both 2012 and 2011, we had favorable revisions to environmental remediation liabilities at closed sites based on the estimated cost of the remediation alternatives prescribed by regulators.

Amortization of landfill airspace, which is included as a component of "Depreciation and amortization" expense, includes the following:

- the amortization of landfill capital costs, including (i) costs that have been incurred and capitalized and (ii) estimated future costs for landfill development and construction required to develop our landfills to their remaining permitted and expansion airspace; and

- the amortization of asset retirement costs arising from final landfill capping, closure and post-closure obligations, including (i) costs that have been incurred and capitalized and (ii) projected asset retirement costs.

Amortization expense is recorded on a units-of-consumption basis, applying cost as a rate per ton. The rate per ton is calculated by dividing each component of the amortizable basis of a landfill by the number of tons needed to fill the corresponding asset's airspace. Landfill capital costs and closure and post-closure asset retirement costs are generally incurred to support the operation of the landfill over its entire operating life and are, therefore, amortized on a per-ton basis using a landfill's total airspace capacity. Final capping asset retirement costs are related to a specific final capping event and are, therefore, amortized on a per-ton basis using each discrete final capping event's estimated airspace capacity. Accordingly, each landfill has multiple per-ton amortization rates.

The following table presents our landfill airspace amortization expense on a per-ton basis:

	Years Ended December 31,		
	2012	2011	2010
Amortization of landfill airspace (in millions)	$ 395	$ 378	$ 372
Tons received, net of redirected waste (in millions)	92	90	91
Average landfill airspace amortization expense per ton	$4.30	$4.19	$4.08

Different per-ton amortization rates are applied at each of our 269 landfills, and per-ton amortization rates vary significantly from one landfill to another due to (i) inconsistencies that often exist in construction costs and provincial, state and local regulatory requirements for landfill development and landfill final capping, closure and post-closure activities; and (ii) differences in the cost basis of landfills that we develop versus those that we acquire. Accordingly, our landfill airspace amortization expense measured on a per-ton basis can fluctuate due to changes in the mix of volumes we receive across the Company year-over-year. The comparability of our total Company average landfill airspace amortization expense per ton for the years ended December 31, 2012, 2011 and 2010 has also been affected by (i) increased landfill development and environmental costs; and (ii) the recognition of reductions to amortization expense for changes in our estimates related to our final capping, closure and post-closure obligations. Landfill amortization expense was reduced by $3 million in 2012, $11 million in 2011 and $13 million in 2010, for the effects of these changes in estimates. In each year, the majority of the reduced expense resulted from revisions in the estimated timing or cost of final capping events that were generally the result of (i) concerted efforts to improve the operating efficiencies of our landfills and volume declines, both of which have allowed us to delay spending for final capping activities; (ii) effectively managing the cost of final capping material and construction; or (iii) landfill expansions that resulted in reduced or deferred final capping costs.

Liquidity and Capital Resources

We continually monitor our actual and forecasted cash flows, our liquidity and our capital resources, enabling us to plan for our present needs and fund unbudgeted business activities that may arise during the year as a result of changing business conditions or new opportunities. In addition to our working capital needs for the general and administrative costs of our ongoing operations, we have cash requirements for: (i) the construction and expansion of our landfills; (ii) additions to and maintenance of our trucking fleet and landfill equipment; (iii) construction, refurbishments and improvements at waste-to-energy and materials recovery facilities; (iv) the container and equipment needs of our operations; (v) final capping, closure and post-closure activities at our landfills; (vi) the repayment of debt and discharging of other obligations; and (vii) capital expenditures, acquisitions and investments in support of our strategic growth plans. We also are committed to providing our shareholders with a return on their investment through dividend payments, and we have also returned value to shareholders through share repurchases.

Summary of Cash and Cash Equivalents, Restricted Trust and Escrow Accounts and Debt Obligations

The following is a summary of our cash and cash equivalents, restricted trust and escrow accounts and debt balances as of December 31, 2012 and 2011 (in millions):

	2012	2011
Cash and cash equivalents	$ 194	$ 258
Restricted trust and escrow accounts:		
Final capping, closure, post-closure and environmental remediation funds	$ 122	$ 123
Tax-exempt bond funds	1	14
Other	15	15
Total restricted trust and escrow accounts	$ 138	$ 152
Debt:		
Current portion	$ 743	$ 631
Long-term portion	9,173	9,125
Total debt	$9,916	$9,756
Increase in carrying value of debt due to hedge accounting for interest rate swaps	$ 79	$ 102

Cash and cash equivalents — Cash and cash equivalents consist primarily of cash on deposit and money market funds that invest in U.S. government obligations with original maturities of three months or less. Our cash and cash equivalents have decreased as a result of the execution of our strategic growth plans, which has increased our level of capital spending, acquisitions and investments.

Restricted trust and escrow accounts — Restricted trust and escrow accounts consist primarily of funds deposited for purposes of settling landfill final capping, closure, post-closure and environmental remediation obligations. These balances are primarily included within long-term "Other assets" in our Consolidated Balance Sheets.

Debt — We use long-term borrowings in addition to the cash we generate from operations as part of our overall financial strategy to support and grow our business. We primarily use senior notes and tax-exempt bonds to borrow on a long-term basis, but we also use other instruments and facilities when appropriate. The components of our long-term borrowings as of December 31, 2012 are described in Note 7 to the Consolidated Financial Statements.

Changes in our outstanding debt balances from December 31, 2011 to December 31, 2012 were primarily attributable to (i) net debt borrowings of $122 million and (ii) the impacts of accounting for other non-cash changes in our debt balances due to hedge accounting for interest rate swaps, foreign currency translation, interest accretion and capital leases.

As of December 31, 2012, we had (i) $688 million of debt maturing within twelve months, including $400 million of borrowings outstanding under our revolving credit facility, U.S.$75 million of advances outstanding under our Canadian credit facility, $161 million of tax-exempt bonds and (ii) $475 million of tax-exempt borrowings subject to repricing within the next twelve months. Based on our intent and ability to refinance a portion of this debt on a long-term basis as of December 31, 2012, we have classified $420 million of this debt as long-term and the remaining $743 million as current obligations.

We have credit facilities in place to support our liquidity and financial assurance needs. The following table summarizes our outstanding letters of credit (in millions) at December 31, categorized by type of facility:

	2012	2011
Revolving credit facility(a)	$ 933	$1,012
Letter of credit facilities(b)	492	502
Other(c)	257	251
	$1,682	$1,765

(a) In May 2011, we amended and restated our $2.0 billion revolving credit facility as a result of changes in market conditions, which significantly reduced the cost of the facility. We also extended the term through May 2016. At December 31, 2012, we had $400 million of outstanding borrowings and $933 million of letters of credit issued and supported by the facility, leaving an unused and available credit capacity of $667 million.

(b) As of December 31, 2012, we had an aggregate committed capacity of $505 million under letter of credit facilities with terms that extend from June 2013 to June 2015. As of December 31, 2012, no borrowings were outstanding under these letter of credit facilities, and we had $13 million of unused or available credit capacity.

(c) These letters of credit are outstanding under various arrangements that do not obligate the counterparty to provide a committed capacity.

Summary of Cash Flow Activity

The following is a summary of our cash flows for the years ended December 31 (in millions):

	2012	2011	2010
Net cash provided by operating activities	$ 2,295	$ 2,469	$ 2,275
Net cash used in investing activities	$(1,830)	$(2,185)	$(1,606)
Net cash used in financing activities	$ (530)	$ (566)	$(1,273)

Net Cash Provided by Operating Activities — The most significant items affecting the comparison of our operating cash flows in 2012 as compared with 2011 are summarized below:

- *Decrease in earnings* — Our income from operations, excluding depreciation and amortization, decreased by $109 million, on a year-over-year basis. Included in the $109 million decrease are the following items:
  - higher charges in 2012 related to impairments and restructuring costs of $89 million and $48 million, respectively;
  - lower non-cash charges attributable to equity-based compensation expense and interest accretion and discount rate adjustments on environmental remediation liabilities and recovery assets of $16 million and $17 million, respectively; and
  - lower bonus expense of approximately $90 million in 2012 when compared with 2011.
- *Increased income tax payments* — Cash paid for income taxes, net of excess tax benefits associated with equity-based transactions, was approximately $63 million higher on a year-over-year basis as a result of the decrease in the bonus depreciation allowance from a deduction of 100% of qualifying capital expenditures for property placed in service in 2011 to a deduction of 50% of qualifying capital expenditures for property placed in service in 2012. See *Liquidity Impacts of Income Tax Items* below for additional information.
- *Forward starting swaps* — During the first quarter of 2011 and the third quarter of 2012, the forward-starting interest rate swaps associated with anticipated fixed-rate debt issuances were terminated

contemporaneously with the actual issuance of senior notes in February 2011 and September 2012, and we paid cash of $9 million and $59 million, respectively, to settle the liabilities related to these swap agreements. These cash payments have been classified as a change in "Accounts payable and accrued liabilities" within "Net cash provided by operating activities" in the Consolidated Statement of Cash Flows.

- *Termination of interest rate swaps* — In April 2012, we elected to terminate our $1 billion interest rate swap portfolio associated with senior notes that were scheduled to mature from November 2012 through March 2018. Upon termination of the swaps, we received $72 million in cash for their fair value. The cash proceeds received from the termination of interest rate swap agreements have been classified as a change in "Other assets" within "Net cash provided by operating activities" in the Consolidated Statement of Cash Flows.

- *Changes in assets and liabilities, net of effects from business acquisitions and divestitures* — Our cash flow from operations was unfavorably impacted in 2012 by changes in our working capital accounts. Although our working capital changes may vary from year to year, they are typically driven by changes in accounts receivable, which are affected by both revenue changes and timing of payments received, and accounts payable changes, which are affected by both cost changes and timing of payments.

The most significant items affecting the comparison of our operating cash flows for 2011 and 2010 are summarized below:

- *Decreased income tax payments* — Cash paid for income taxes, net of excess tax benefits, was approximately $242 million lower in 2011 due in large part to the extension of the bonus depreciation legislation. The ability to accelerate depreciation deductions decreased our full year 2011 cash taxes by approximately $175 million. Also contributing to the decrease in cash paid for taxes in 2011 was an increase in federal tax credits provided by our investments in two unconsolidated entities. These investments are discussed in Note 9 and Note 20 of the Consolidated Financial Statements.

- *2010 Non-recurring cash inflows* — Two significant cash transactions benefited cash provided by operating activities for the year ended December 31, 2010. In the second quarter of 2010, we received $77 million for a litigation settlement, and in the third quarter of 2010, we received a $65 million federal tax refund related to the liquidation of a foreign subsidiary in 2009.

- *Settlement of Canadian hedge* — In December 2010, our previously existing foreign currency hedges matured and we paid cash of $37 million upon settlement. The cash payment from the settlement was classified as a change in accrued liabilities within "Net cash provided by operating activities" in the Consolidated Statement of Cash Flows.

- *Changes in assets and liabilities, net of effects from business acquisitions and divestitures* — Our cash flow from operations was favorably impacted in 2011 by changes in our working capital accounts. Although our working capital changes may vary from year to year, they are typically driven by changes in accounts receivable, which are affected by both revenue changes and timing of payments received, and accounts payable changes, which are affected by both cost changes and timing of payments.

Net Cash Used in Investing Activities — The most significant items affecting the comparison of our investing cash flows for the periods presented are summarized below:

- *Capital expenditures* — We used $1,510 million during 2012 for capital expenditures, compared with $1,324 million in 2011 and $1,104 million in 2010. The increase in capital expenditures in 2012 and 2011 is a result of our increased spending on compressed natural gas vehicles, related fueling infrastructure, and information technology infrastructure and growth initiatives, as well as our taking advantage of the bonus depreciation legislation. The year-over-year comparison of 2012 with 2011 was also affected by timing differences associated with cash payments for the previous years' fourth quarter capital spending. Approximately $244 million of our fourth quarter 2011 spending was paid in cash in the first quarter of 2012 compared with approximately $206 million of our fourth quarter 2010 spending that was paid in the first quarter of 2011.

- *Acquisitions* — Our spending on acquisitions was $250 million in 2012 compared with $867 million in 2011 and $407 million in 2010. In 2012, our acquisitions consisted primarily of interests in oil and gas producing properties acquired through two transactions, for which we paid $94 million. See Note 19 to the Consolidated Financial Statements for additional information related to our acquisitions. In 2011, we paid $432 million, net of cash received of $4 million and inclusive of certain adjustments, to acquire Oakleaf, which provides outsourced waste and recycling services. In 2010, we paid approximately $150 million to acquire a waste-to-energy facility in Portsmouth, Virginia. We continue to focus on accretive acquisitions and growth opportunities that will enhance and expand our existing service offerings.
- *Investments in unconsolidated entities* — We made $77 million of cash investments in unconsolidated entities during 2012 primarily related to furthering our goal of expanding our service offerings and developing waste diversion technologies.

  We made $155 million of cash investments in unconsolidated entities during 2011. These investments included a $48 million payment made to acquire a noncontrolling interest in a limited liability company, which was established to invest in and manage a refined coal facility in North Dakota, and $107 million of investments primarily related to furthering our goal of growing into new markets by investing in greener technologies.

  We made $173 million of cash investments in unconsolidated entities during 2010. These cash investments were primarily related to a $142 million payment made to acquire a 40% equity investment in SEG, a subsidiary of Shanghai Chengtou Holding Co., Ltd. As a joint venture partner in SEG, we participate in the operation and management of waste-to-energy and other waste services in the Chinese market. SEG's focus also includes building new waste-to-energy facilities in China.
- *Net receipts from restricted funds* — Net cash received from our restricted trust and escrow accounts, which are largely generated from the issuance of tax-exempt bonds for our capital needs, contributed $14 million to our investing activities in 2012 compared with $107 million in 2011 and $48 million in 2010. The significant decrease in cash received from our restricted trust and escrow accounts during 2012 and 2010 was due to a decrease in tax-exempt borrowings.
- *Other* — Net cash used by our other investing activities of $51 million during 2012 was primarily associated with the funding of notes receivable associated with our Wheelabrator's investments in Europe. Net cash provided by our other investing activities of $18 million during 2011 was primarily related to the receipt of a payment of $17 million associated with a note receivable from a prior year divestiture.

Net Cash Used in Financing Activities — The most significant items affecting the comparison of our financing cash flows for the periods presented are summarized below:

- *Share repurchases and dividend payments* — For the periods presented, all share repurchases and dividend payments have been approved by our Board of Directors.

  We paid an aggregate of $658 million in cash dividends during 2012, compared with $637 million in 2011 and $604 million in 2010. The increase in dividend payments is due to our quarterly per share dividend increasing from $0.315 in 2010, to $0.34 in 2011, and to $0.355 in 2012 and has been offset, in part, by a reduction in our common stock outstanding during 2010 and 2011 as a result of our share repurchase programs.

  We paid $575 million for share repurchases in 2011 compared with $501 million in 2010. We repurchased approximately 17 million and 15 million shares of our common stock in 2011 and 2010, respectively. We did not repurchase any shares during 2012.

  In December 2012, we announced that our Board of Directors expects to increase the quarterly dividend from $0.355 to $0.365 per share for dividends declared in 2013. However, all future dividend declarations are at the discretion of the Board of Directors, and depend on various factors, including our net earnings, financial condition, cash required for future business plans and other factors the Board of Directors may deem relevant. Additionally, the Board of Directors authorized up to $500 million in share repurchases in connection with the 2013 financial plan. Any future share repurchases will be made at the discretion of management and will depend on factors similar to those considered by the Board of Directors in making dividend declarations.

- *Proceeds from the exercise of common stock options* — The exercise of common stock options and the related excess tax benefits generated a total of $43 million of financing cash inflows during 2012 compared with $45 million during 2011 and $54 million during 2010.

- *Net debt borrowings (repayments)* — Net debt borrowings were $122 million and $698 million in 2012 and 2011, respectively, and net debt repayments were $204 million in 2010. The following summarizes our cash borrowings and debt repayments made during each year (in millions):

	Years Ended December 31,		
	2012	2011	2010
Borrowings:			
Revolving credit facility(a)	$ 400	$ 150	$ —
Canadian credit facility(a)	189	137	316
Senior notes	495	893	592
Capital leases and other	96	21	—
	$ 1,180	$1,201	$ 908
Repayments:			
Revolving credit facility(a)	$ (150)	$ —	$ —
Canadian credit facility(a)	(257)	(214)	(372)
Senior notes	(400)	(147)	(600)
Tax-exempt bonds	(129)	(55)	(91)
Capital leases and other debt	(122)	(87)	(49)
	$(1,058)	$ (503)	$(1,112)
Net borrowings (repayments)	$ 122	$ 698	$ (204)

(a) Due to the short-term maturities of the borrowings under these credit facilities, we have reported certain of these cash flows on a net basis.

During 2012, we did not have any significant non-cash activities. For the year ended December 31, 2011, non-cash activities included proceeds from tax-exempt borrowings, net of principal payments made directly from trust funds, of $100 million. During the year ended December 31, 2010, we did not have any tax-exempt bond financings; however, we did have a $215 million non-cash increase in our debt obligations as a result of the issuance of a note payable in return for a noncontrolling interest in a limited liability company established to invest in and manage low-income housing properties. This investment is discussed in detail in Note 9 to the Consolidated Financial Statements.

- *Other* —Net cash used in other financing activities was $2 million and $46 million in 2012 and 2011, respectively, while net cash provided by other financing activities was $18 million in 2010. These activities are primarily attributable to changes in our accrued liabilities for checks written in excess of cash balances due to the timing of cash deposits or payments. During 2011, the cash used for these activities included $7 million of financing costs paid in May to amend and restate our $2.0 billion revolving credit facility. The cash provided by changes in our accrued liabilities for checks written in excess of cash balances in 2010 was offset, in part, by $13 million of financing costs paid in June to initially execute our $2.0 billion revolving credit facility.

Summary of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2012 and the anticipated effect of these obligations on our liquidity in future years (in millions):

	2013	2014	2015	2016	2017	Thereafter	Total
Recorded Obligations:							
Expected environmental liabilities(a)							
Final capping, closure and post-closure	$ 102	$ 95	$114	$112	$ 93	$ 2,041	$ 2,557
Environmental remediation	28	20	29	25	13	127	242
	130	115	143	137	106	2,168	2,799
Debt payments(b),(c),(d)	695	468	462	728	281	7,210	9,844
Unrecorded Obligations:(e)							
Non-cancelable operating lease obligations	106	92	78	61	54	465	856
Estimated unconditional purchase obligations(f)	135	83	43	24	16	230	531
Anticipated liquidity impact as of December 31, 2012	$1,066	$758	$726	$950	$457	$10,073	$14,030

(a) Environmental liabilities include final capping, closure, post-closure and environmental remediation costs. The amounts included here reflect environmental liabilities recorded in our Consolidated Balance Sheet as of December 31, 2012 without the impact of discounting and inflation. Our recorded environmental liabilities for final capping, closure and post-closure will increase as we continue to place additional tons within the permitted airspace at our landfills.

(b) The amounts reported here represent the scheduled principal payments related to our long-term debt, excluding related interest. Refer to Note 7 to the Consolidated Financial Statements for information regarding interest rates.

(c) Our debt obligations as of December 31, 2012 include $475 million of tax-exempt bonds subject to re-pricing within the next twelve months, which is prior to their scheduled maturities. If the re-offerings of the bonds are unsuccessful, then the bonds can be put to us, requiring immediate repayment. We have classified the anticipated cash flows for these contractual obligations based on the scheduled maturity of the borrowing for purposes of this disclosure. For additional information regarding the classification of these borrowings in our Consolidated Balance Sheet as of December 31, 2012, refer to Note 7 to the Consolidated Financial Statements.

(d) Our recorded debt obligations include non-cash adjustments associated with discounts, premiums and fair value adjustments for interest rate hedging activities. These amounts have been excluded here because they will not result in an impact to our liquidity in future periods.

(e) Our unrecorded obligations represent operating lease obligations and purchase commitments from which we expect to realize an economic benefit in future periods. We have also made certain guarantees, as discussed in Note 11 to the Consolidated Financial Statements, that we do not expect to materially affect our current or future financial position, results of operations or liquidity.

(f) Our unconditional purchase obligations are for various contractual obligations that we generally incur in the ordinary course of our business. Certain of our obligations are quantity driven. For contracts that require us to purchase minimum quantities of goods or services, we have estimated our future minimum obligations based on the current market values of the underlying products or services. Accordingly, the amounts reported in the table are not necessarily indicative of our actual cash flow obligations. See Note 11 to the Consolidated Financial Statements for discussion of the nature and terms of our unconditional purchase obligations.

Liquidity Impacts of Income Tax Items

Recent Legislation — The American Taxpayer Relief Act of 2012 was signed into law on January 2, 2013 and included an extension for one year of the 50% bonus depreciation allowance. The provision specifically applies to qualifying property placed in service before January 1, 2014. The acceleration of deductions on capital expenditures resulting from the bonus depreciation provisions has no impact on our effective tax rate, but reduces our cash taxes in the periods in which the deductions are taken.

The acceleration of depreciation deductions related to qualifying property additions in 2012 decreased our full year 2012 cash taxes by approximately $90 million and, based on our current forecast of 2013 capital expenditures, we estimate an additional reduction in our full year 2013 cash taxes of approximately $90 million related to qualifying property additions in 2013. However, taking accelerated deductions results in increased cash taxes in subsequent periods when the deductions for these capital expenditures would have otherwise been taken. On a net basis, after taking into account the effect of all applicable years' bonus depreciation programs, the deductions taken in previous years from acceleration programs more than offset the benefits received in 2012 and expected to be received in 2013. Our full year tax payments were approximately $60 million higher in 2012 compared with 2011.

Uncertain Tax Positions — We have liabilities associated with unrecognized tax benefits and related interest. These liabilities are primarily included as a component of long-term "Other liabilities" in our Consolidated Balance Sheet because the Company generally does not anticipate that settlement of the liabilities will require payment of cash within the next twelve months. We are not able to reasonably estimate when we would make any cash payments required to settle these liabilities, but we do not believe that the ultimate settlement of our obligations will materially affect our liquidity. We anticipate that approximately $14 million of liabilities for uncertain tax positions, including accrued interest, and $3 million of related deferred tax assets may be reversed within the next twelve months. The anticipated reversals are related to state tax items, none of which are material, and are expected to result from audit settlements or the expiration of the applicable statute of limitations period. In addition, there are federal items related to the tax implications of the book impairments discussed in Note 13 that also are anticipated to reverse within the next 12 months.

Off-Balance Sheet Arrangements

We have financial interests in unconsolidated variable interest entities as discussed in Note 20 to the Consolidated Financial Statements. Additionally, we are party to guarantee arrangements with unconsolidated entities as discussed in the *Guarantees* section of Note 11 to the Consolidated Financial Statements. These arrangements have not materially affected our financial position, results of operations or liquidity during the year ended December 31, 2012, nor are they expected to have a material impact on our future financial position, results of operations or liquidity.

Inflation

While inflationary increases in costs, including the cost of diesel fuel, have affected our operating margins in recent years, we believe that inflation generally has not had, and in the near future is not expected to have, any material adverse effect on our results of operations. However, as of December 31, 2012, over 20% of our collection revenues are generated under long-term agreements with price adjustments based on various indices intended to measure inflation. Additionally, management's estimates associated with inflation have had, and will continue to have, an impact on our accounting for landfill and environmental remediation liabilities.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

In the normal course of business, we are exposed to market risks, including changes in interest rates, Canadian currency rates and certain commodity prices. From time to time, we use derivatives to manage some portion of these risks. Our derivatives are agreements with independent counterparties that provide for payments based on a notional amount. As of December 31, 2012, all of our derivative transactions were related to actual or anticipated economic exposures. We are exposed to credit risk in the event of non-performance by our derivative counterparties. However, we monitor our derivative positions by regularly evaluating our positions and the creditworthiness of the counterparties.

Interest Rate Exposure — Our exposure to market risk for changes in interest rates relates primarily to our financing activities, although our interest costs can also be significantly affected by our on-going financial assurance needs, which are discussed in the *Financial Assurance and Insurance Obligations* section of Item 1.

As of December 31, 2012, we had $9.9 billion of long-term debt when excluding the impacts of accounting for fair value adjustments attributable to interest rate derivatives, discounts and premiums. The effective interest rates of approximately $1.5 billion of our outstanding debt obligations are subject to change during 2013. The most significant components of our variable-rate debt obligations are (i) $587 million of tax-exempt bonds that are subject to repricing on either a daily or weekly basis through a remarketing process; (ii) $475 million of tax-exempt bonds with term interest rate periods that are subject to repricing within twelve months; (iii) $400 million of borrowings outstanding under our $2.0 billion revolving credit facility; and (iv) U.S.$75 million of outstanding advances under our Canadian Credit Facility. We currently estimate that a 100 basis point increase in the interest rates of our outstanding variable-rate debt obligations would increase our 2013 interest expense by approximately $13 million. As of December 31, 2011, the effective interest rates of approximately $2.2 billion of our outstanding debt obligations were subject to change within twelve months.

Our remaining outstanding debt obligations have fixed interest rates through either the scheduled maturity of the debt or, for certain of our "fixed-rate" tax exempt bonds, through the end of a term interest rate period that exceeds twelve months. In addition, at December 31, 2012, we had forward-starting interest rate swaps with a notional amount of $175 million. The fair value of our fixed-rate debt obligations and various interest rate derivative instruments can increase or decrease significantly if market interest rates change.

We have performed sensitivity analyses to determine how market rate changes might affect the fair value of our market risk-sensitive derivatives and related positions. These analyses are inherently limited because they reflect a singular, hypothetical set of assumptions. Actual market movements may vary significantly from our assumptions. An instantaneous, one percentage point increase in interest rates across all maturities and applicable yield curves attributable to these instruments would have decreased the fair value of our combined debt and interest rate derivative positions by approximately $800 million at December 31, 2012.

We are also exposed to interest rate market risk because we have significant cash and cash equivalent balances as well as assets held in restricted trust funds and escrow accounts. These assets are generally invested in high quality, liquid instruments including money market funds that invest in U.S. government obligations with original maturities of three months or less. Because of the short terms to maturity of these investments, we believe that our exposure to changes in fair value due to interest rate fluctuations is insignificant.

Commodity Price Exposure — In the normal course of our business, we are subject to operating agreements that expose us to market risks arising from changes in the prices for commodities such as diesel fuel; recyclable materials, including old corrugated cardboard, old newsprint and plastics; and electricity, which generally correlates with natural gas prices in many of the markets in which we operate. With the exception of electricity commodity derivatives, which are discussed below, we generally have not entered into derivatives to hedge the risks associated with changes in the market prices of these commodities during the three years ended December 31, 2012. Alternatively, we attempt to manage these risks through operational strategies that focus on capturing our costs in the prices we charge our customers for the services provided. Accordingly, as the market prices for these commodities increase or decrease, our revenues also increase or decrease.

During 2012, approximately 56% of the electricity revenue at our waste-to-energy facilities was subject to current market rates, and we currently expect that nearly 56% of our electricity revenues at our waste-to-energy facilities will be at market rates by the end of 2013. Our exposure to variability associated with changes in market prices for electricity has increased over the last few years as long-term power purchase agreements have expired. The energy markets have changed significantly since the expiring contracts were executed and we have found that the current market structure does not support medium- and long-term electricity contracts. As we renegotiate our power-purchase agreements, we expect that a more substantial portion of our energy sales at our waste-to-energy facilities will be based on variable market rates. Accordingly, in 2010, we implemented a more actively managed energy program, which includes a hedging strategy intended to decrease the exposure of our revenues to volatility due to market prices for electricity. Refer to Note 8 of the Consolidated Financial Statements for additional information regarding our electricity commodity derivatives.

Currency Rate Exposure — We have operations in Canada and investments in China and the United Kingdom. From time to time, we use currency derivatives to mitigate the impact of currency translation on cash flows of intercompany Canadian-currency denominated debt transactions. Our foreign currency derivatives have not materially affected our financial position or results of operations for the periods presented. In addition, while changes in foreign currency exchange rates could significantly affect the fair value of our foreign currency derivatives, we believe these changes in fair value would not have a material impact to the Company. Refer to Note 8 of the Consolidated Financial Statements for additional information regarding our foreign currency derivatives. The foreign currency exposure associated with our investments in China and the United Kingdom has not been material.

Item 8. ***Financial Statements and Supplementary Data.***

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, including the principal executive and financial officers, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Our internal controls are designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that:

i. pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

ii. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

iii. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of our internal control over financial reporting has been audited by Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Waste Management, Inc.

We have audited Waste Management, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Waste Management, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Waste Management, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Waste Management, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the three years in the period ended December 31, 2012, and our report dated February 14, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Houston, Texas
February 14, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Waste Management, Inc.

We have audited the accompanying consolidated balance sheets of Waste Management, Inc. (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Waste Management, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2010, the Company adopted certain provisions of ASC Topic 810, "Consolidation" related to the consolidation of variable interest entities.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Waste Management, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Houston, Texas
February 14, 2013

WASTE MANAGEMENT, INC.

CONSOLIDATED BALANCE SHEETS

(In Millions, Except Share and Par Value Amounts)

	December 31, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 194	$ 258
Accounts receivable, net of allowance for doubtful accounts of $45 and $29, respectively	1,737	1,631
Other receivables	102	144
Parts and supplies	174	153
Deferred income taxes	76	78
Other assets	140	115
Total current assets	2,423	2,379
Property and equipment, net of accumulated depreciation and amortization of $16,112 and $15,308, respectively	12,651	12,242
Goodwill	6,291	6,215
Other intangible assets, net	397	457
Investments in unconsolidated entities	667	637
Other assets	668	639
Total assets	$23,097	$22,569
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 842	$ 838
Accrued liabilities	986	1,129
Deferred revenues	465	470
Current portion of long-term debt	743	631
Total current liabilities	3,036	3,068
Long-term debt, less current portion	9,173	9,125
Deferred income taxes	1,947	1,884
Landfill and environmental remediation liabilities	1,459	1,404
Other liabilities	807	698
Total liabilities	16,422	16,179
Commitments and contingencies		
Equity:		
Waste Management, Inc. stockholders' equity:		
Common stock, $0.01 par value; 1,500,000,000 shares authorized; 630,282,461 shares issued	6	6
Additional paid-in capital	4,549	4,561
Retained earnings	6,879	6,721
Accumulated other comprehensive income	193	172
Treasury stock at cost, 166,062,235 and 169,749,709 shares, respectively	(5,273)	(5,390)
Total Waste Management, Inc. stockholders' equity	6,354	6,070
Noncontrolling interests	321	320
Total equity	6,675	6,390
Total liabilities and equity	$23,097	$22,569

See notes to Consolidated Financial Statements.

WASTE MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In Millions, Except per Share Amounts)

	Years Ended December 31,		
	2012	2011	2010
Operating revenues:			
Service revenues	$12,327	$11,852	$11,371
Tangible product revenues	1,322	1,526	1,144
Total operating revenues	13,649	13,378	12,515
Costs and expenses:			
Operating costs (exclusive of depreciation and amortization shown below):			
Cost of services	7,765	7,254	6,854
Cost of tangible products	1,114	1,287	970
Total operating costs	8,879	8,541	7,824
Selling, general and administrative	1,472	1,551	1,461
Depreciation and amortization	1,297	1,229	1,194
Restructuring	67	19	(2)
(Income) expense from divestitures, asset impairments and unusual items	83	10	(78)
	11,798	11,350	10,399
Income from operations	1,851	2,028	2,116
Other income (expense):			
Interest expense	(488)	(481)	(473)
Interest income	4	8	4
Equity in net losses of unconsolidated entities	(46)	(31)	(21)
Other, net	(18)	(4)	5
	(548)	(508)	(485)
Income before income taxes	1,303	1,520	1,631
Provision for income taxes	443	511	629
Consolidated net income	860	1,009	1,002
Less: Net income attributable to noncontrolling interests	43	48	49
Net income attributable to Waste Management, Inc.	$ 817	$ 961	$ 953
Basic earnings per common share	$ 1.76	$ 2.05	$ 1.98
Diluted earnings per common share	$ 1.76	$ 2.04	$ 1.98
Cash dividends declared per common share	$ 1.42	$ 1.36	$ 1.26

See notes to Consolidated Financial Statements.

WASTE MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In Millions)

	Years Ended December 31,		
	2012	2011	2010
Consolidated net income	$860	$1,009	$1,002
Other comprehensive income (loss), net of taxes:			
Unrealized losses on derivative instruments:			
Unrealized losses, resulting from changes in fair value, net of tax benefit of $(14), $(20) and $(28), respectively	(22)	(30)	(43)
Reclassification adjustment for losses included in net income, net of tax benefit of $5, $1 and $12, respectively	10	1	18
	(12)	(29)	(25)
Unrealized gains (losses) on available-for-sale securities, net of tax expense (benefit) of $2, $(2) and $2, respectively	2	(3)	3
Foreign currency translation adjustments	33	(18)	49
Change in funded status of post-retirement benefit obligation, net of tax benefit of $(2), $(5) and $(3), respectively	(2)	(8)	(5)
Other comprehensive income (loss), net of taxes	21	(58)	22
Comprehensive income	881	951	1,024
Less: Comprehensive income attributable to noncontrolling interests	43	48	49
Comprehensive income attributable to Waste Management, Inc.	$838	$ 903	$ 975

See notes to Consolidated Financial Statements.

WASTE MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions)

	Years Ended December 31,		
	2012	2011	2010
Cash flows from operating activities:			
Consolidated net income	$ 860	$ 1,009	$ 1,002
Adjustments to reconcile consolidated net income to net cash provided by operating activities:			
Depreciation and amortization	1,297	1,229	1,194
Deferred income tax provision	67	198	154
Interest accretion on landfill liabilities	84	84	82
Interest accretion on and discount rate adjustments to environmental remediation liabilities and recovery assets	6	23	8
Provision for bad debts	57	44	41
Equity-based compensation expense	29	45	36
Excess tax benefits associated with equity-based transactions	(11)	(8)	(9)
Net gain on disposal of assets	(21)	(24)	(22)
Effect of (income) expense from divestitures, asset impairments and unusual items and other	99	10	(1)
Equity in net losses of unconsolidated entities, net of dividends	46	31	20
Change in operating assets and liabilities, net of effects of acquisitions and divestitures:			
Receivables	(131)	(110)	(159)
Other current assets	(50)	(23)	47
Other assets	105	28	(3)
Accounts payable and accrued liabilities	(57)	65	(57)
Deferred revenues and other liabilities	(85)	(132)	(58)
Net cash provided by operating activities	2,295	2,469	2,275
Cash flows from investing activities:			
Acquisitions of businesses, net of cash acquired	(250)	(867)	(407)
Capital expenditures	(1,510)	(1,324)	(1,104)
Proceeds from divestitures of businesses (net of cash divested) and other sales of assets	44	36	44
Net receipts from restricted trust and escrow accounts	14	107	48
Investments in unconsolidated entities	(77)	(155)	(173)
Other	(51)	18	(14)
Net cash used in investing activities	(1,830)	(2,185)	(1,606)
Cash flows from financing activities:			
New borrowings	1,180	1,201	908
Debt repayments	(1,058)	(503)	(1,112)
Common stock repurchases	—	(575)	(501)
Cash dividends	(658)	(637)	(604)
Exercise of common stock options	43	45	54
Excess tax benefits associated with equity-based transactions	11	8	9
Distributions paid to noncontrolling interests	(46)	(59)	(45)
Other	(2)	(46)	18
Net cash used in financing activities	(530)	(566)	(1,273)
Effect of exchange rate changes on cash and cash equivalents	1	1	3
Increase (decrease) in cash and cash equivalents	(64)	(281)	(601)
Cash and cash equivalents at beginning of year	258	539	1,140
Cash and cash equivalents at end of year	$ 194	$ 258	$ 539

See notes to Consolidated Financial Statements.

WASTE MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In Millions, Except Shares in Thousands)

		Waste Management, Inc. Stockholders' Equity							
		Common Stock					Treasury Stock		
	Total	Shares	Amounts	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shares	Amounts	Noncontrolling Interests
Balance, December 31, 2009	$6,591	630,282	$ 6	$4,543	$6,053	$208	(144,162)	$(4,525)	$306
Consolidated net income	1,002	—	—	—	953	—	—	—	49
Other comprehensive income (loss), net of taxes	22	—	—	—	—	22	—	—	—
Cash dividends declared	(604)	—	—	—	(604)	—	—	—	—
Equity-based compensation transactions, including dividend equivalents, net of taxes	104	—	—	(15)	(2)	—	3,832	121	—
Common stock repurchases	(501)	—	—	—	—	—	(14,920)	(501)	—
Distributions paid to noncontrolling interests	(45)	—	—	—	—	—	—	—	(45)
Noncontrolling interests in acquired businesses	52	—	—	—	—	—	—	—	52
Deconsolidation of variable interest entities	(31)	—	—	—	—	—	—	—	(31)
Other	1	—	—	—	—	—	14	1	—
Balance, December 31, 2010	$6,591	630,282	$ 6	$4,528	$6,400	$230	(155,236)	$(4,904)	$331
Consolidated net income	1,009	—	—	—	961	—	—	—	48
Other comprehensive income (loss), net of taxes	(58)	—	—	—	—	(58)	—	—	—
Cash dividends declared	(637)	—	—	—	(637)	—	—	—	—
Equity-based compensation transactions, including dividend equivalents, net of taxes	119	—	—	33	(3)	—	2,813	89	—
Common stock repurchases	(575)	—	—	—	—	—	(17,338)	(575)	—
Distributions paid to noncontrolling interests	(59)	—	—	—	—	—	—	—	(59)
Other	—	—	—	—	—	—	11	—	—
Balance, December 31, 2011	$6,390	630,282	$ 6	$4,561	$6,721	$172	(169,750)	$(5,390)	$320
Consolidated net income	860	—	—	—	817	—	—	—	43
Other comprehensive income (loss), net of taxes	21	—	—	—	—	21	—	—	—
Cash dividends declared	(658)	—	—	—	(658)	—	—	—	—
Equity-based compensation transactions, including dividend equivalents, net of taxes	101	—	—	(15)	(1)	—	3,680	117	—
Distributions paid to noncontrolling interests	(46)	—	—	—	—	—	—	—	(46)
Other	7	—	—	3	—	—	8	—	4
Balance, December 31, 2012	$6,675	630,282	$ 6	$4,549	$6,879	$193	(166,062)	$(5,273)	$321

See notes to Consolidated Financial Statements.

WASTE MANAGEMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2012, 2011 and 2010

1. Business

The financial statements presented in this report represent the consolidation of Waste Management, Inc., a Delaware corporation; Waste Management's wholly-owned and majority-owned subsidiaries; and certain variable interest entities for which Waste Management or its subsidiaries are the primary beneficiary as described in Note 20. Waste Management is a holding company and all operations are conducted by its subsidiaries. When the terms "the Company," "we," "us" or "our" are used in this document, those terms refer to Waste Management, Inc., its consolidated subsidiaries and consolidated variable interest entities. When we use the term "WM," we are referring only to Waste Management, Inc., the parent holding company.

We are the leading provider of comprehensive waste management services in North America, including collection, transfer, recycling and resource recovery, and disposal services for residential, commercial, industrial and municipal customers (our "Solid Waste business" or "Solid Waste"). Our Solid Waste business is operated and managed locally by our subsidiaries throughout North America that focus on distinct geographical areas. We are also a leading developer, operator and owner of waste-to-energy and landfill gas-to-energy facilities in the United States.

Through the third quarter of 2012, the operations of our local subsidiaries were primarily organized under our Eastern, Midwest, Southern, Western and Wheelabrator operating Groups. In July 2012, we announced a reorganization of our operations, designed to streamline management and staff support and reduce our cost structure, while not disrupting our front-line operations. Principal organizational changes included removing the management layer of our four geographic Groups, each of which previously constituted a reportable segment, and consolidating and reducing the number of geographic Areas from 22 to 17.

Following our reorganization, our senior management now evaluates, oversees and manages the financial performance of our Solid Waste business subsidiaries through these 17 Areas. Our reportable segments have been realigned to conform with our new organizational structure. See Note 12 for additional information related to this reorganization. Our Wheelabrator business provides waste-to-energy services and manages waste-to-energy facilities and independent power production plants. We also provide additional services that are not managed through our Solid Waste or Wheelabrator businesses, including our strategic accounts program that expanded with the acquisition of Oakleaf Global Holdings on July 28, 2011 ("Oakleaf"), which are presented in this report as "Other." Additional information related to our segments and to our acquisition of Oakleaf can be found in Note 21 and in Note 19, respectively.

2. Accounting Changes and Reclassifications

Accounting Changes

Indefinite-Lived Intangible Assets Impairment Testing — In July 2012, the Financial Accounting Standards Board ("FASB") amended authoritative guidance associated with indefinite-lived intangible assets testing. The amended guidance provides companies the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. The amendments are effective for indefinite-lived intangible impairment tests performed for fiscal years beginning after September 15, 2012; however, early adoption was permitted. The Company's early adoption of this guidance in 2012 did not have an impact on our consolidated financial statements. Additional information on impairment testing can be found in Note 3.

Comprehensive Income — In June 2011, the FASB issued amended authoritative guidance associated with comprehensive income, which requires companies to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in equity. In December 2011, the FASB deferred the effective date of the specific requirement to present items that are reclassified out of accumulated other comprehensive income to net income alongside their respective components of net income and other comprehensive income. The amendments to authoritative guidance associated with comprehensive income were effective for the Company on January 1, 2012 and have been applied retrospectively. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Fair Value Measurement — In May 2011, the FASB amended authoritative guidance associated with fair value measurements. This amended guidance defines certain requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). The amendments to authoritative guidance associated with fair value measurements were effective for the Company on January 1, 2012 and have been applied prospectively. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Goodwill Impairment Testing — In September 2011, the FASB amended authoritative guidance associated with goodwill impairment testing. The amended guidance provides companies the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount before performing the two-step impairment test. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The amendments are effective for goodwill impairment tests performed for fiscal years beginning after December 15, 2011; however, early adoption was permitted. The Company's early adoption of this guidance in 2011 did not have an impact on our consolidated financial statements. Additional information on impairment testing can be found in Note 3.

Multiple-Deliverable Revenue Arrangements — In October 2009, the FASB amended authoritative guidance associated with multiple-deliverable revenue arrangements. This amended guidance addresses the determination of when individual deliverables within an arrangement are required to be treated as separate units of accounting and modifies the manner in which consideration is allocated across the separately identifiable deliverables. The amendments to authoritative guidance associated with multiple-deliverable revenue arrangements became effective for the Company on January 1, 2011. The new accounting standard has been applied prospectively to arrangements entered into or materially modified after the date of adoption. The adoption of this guidance has not had a material impact on our consolidated financial statements.

Consolidation of Variable Interest Entities — In June 2009, the FASB issued revised authoritative guidance associated with the consolidation of variable interest entities. The new guidance primarily uses a qualitative approach for determining whether an enterprise is the primary beneficiary of a variable interest entity and, is therefore, required to consolidate the entity. This new guidance generally defines the primary beneficiary as the entity that has (i) the power to direct the activities of the variable interest entity that can most significantly impact the entity's performance and (ii) the obligation to absorb losses and the right to receive benefits from the variable interest entity that could be significant from the perspective of the entity. The new guidance also requires that we continually reassess whether we are the primary beneficiary of a variable interest entity rather than conducting a reassessment only upon the occurrence of specific events.

As a result of our implementation of this guidance, effective January 1, 2010, we deconsolidated certain final capping, closure, post-closure and environmental remediation trusts because we share power over significant activities of these trusts with others. Our financial interests in these entities are discussed in Note 20. The deconsolidation of these trusts has not materially affected our financial position, results of operations or cash flows during the periods presented.

Reclassifications

Certain reclassifications have been made to our prior period consolidated financial information in order to conform to the current year presentation.

3. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying Consolidated Financial Statements include the accounts of WM, its wholly-owned and majority-owned subsidiaries and certain variable interest entities for which we have determined that we are the primary beneficiary. All material intercompany balances and transactions have been eliminated. Investments in entities in which we do not have a controlling financial interest are accounted for under either the equity method or cost method of accounting, as appropriate.

Estimates and Assumptions

In preparing our financial statements, we make numerous estimates and assumptions that affect the accounting for and recognition and disclosure of assets, liabilities, equity, revenues and expenses. We must make these estimates and assumptions because certain information that we use is dependent on future events, cannot be calculated with a high degree of precision from data available or simply cannot be readily calculated. In some cases, these estimates are particularly difficult to determine and we must exercise significant judgment. In preparing our financial statements, the most difficult, subjective and complex estimates and the assumptions that present the greatest amount of uncertainty relate to our accounting for landfills, environmental remediation liabilities, asset impairments, deferred income taxes and reserves associated with our insured and self-insured claims. Each of these items is discussed in additional detail below. Actual results could differ materially from the estimates and assumptions that we use in the preparation of our financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and money market funds that invest in U.S. government obligations with original maturities of three months or less.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, investments held within our trust funds and escrow accounts, accounts receivable and derivative instruments. We make efforts to control our exposure to credit risk associated with these instruments by (i) placing our assets and other financial interests with a diverse group of credit-worthy financial institutions; (ii) holding high-quality financial instruments while limiting investments in any one instrument; and (iii) maintaining strict policies over credit extension that include credit evaluations, credit limits and monitoring procedures, although generally we do not have collateral requirements for credit extensions. We also control our exposure associated with trade receivables by discontinuing service, to the extent allowable, to non-paying customers. However, our overall credit risk associated with trade receivables is limited due to the large number of diverse customers we service. At December 31, 2012 and 2011, no single customer represented greater than 5% of total accounts receivable.

Trade and Other Receivables

Our receivables, which are recorded when billed, when services are performed or when cash is advanced, are claims against third parties that will generally be settled in cash. The carrying value of our receivables, net of the allowance for doubtful accounts, represents the estimated net realizable value. We estimate our allowance for doubtful accounts based on historical collection trends; type of customer, such as municipal or commercial; the age of outstanding receivables; and existing economic conditions. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Past-due receivable balances are written off when our internal collection efforts have been unsuccessful. Also, we recognize interest income on long-term interest-bearing notes receivable as the interest accrues under the terms of the notes. We no longer accrue interest once the notes are deemed uncollectible.

Parts and Supplies

Parts and supplies consist primarily of spare parts, fuel, tires, lubricants and processed recycling materials. Our parts and supplies are stated at the lower of cost, using the average cost method, or market.

Landfill Accounting

Cost Basis of Landfill Assets — We capitalize various costs that we incur to make a landfill ready to accept waste. These costs generally include expenditures for land (including the landfill footprint and required landfill buffer property); permitting; excavation; liner material and installation; landfill leachate collection systems; landfill gas collection systems; environmental monitoring equipment for groundwater and landfill gas; and directly related engineering, capitalized interest, on-site road construction and other capital infrastructure costs. The cost basis of our landfill assets also includes asset retirement costs, which represent estimates of future costs associated with landfill final capping, closure and post-closure activities. These costs are discussed below.

Final Capping, Closure and Post-Closure Costs — Following is a description of our asset retirement activities and our related accounting:

- *Final Capping* — Involves the installation of flexible membrane liners and geosynthetic clay liners, drainage and compacted soil layers and topsoil over areas of a landfill where total airspace capacity has been consumed. Final capping asset retirement obligations are recorded on a units-of-consumption basis as airspace is consumed related to the specific final capping event with a corresponding increase in the landfill asset. Each final capping event is accounted for as a discrete obligation and recorded as an asset and a liability based on estimates of the discounted cash flows and capacity associated with each final capping event.

- *Closure* — Includes the construction of the final portion of methane gas collection systems (when required), demobilization and routine maintenance costs. These are costs incurred after the site ceases to accept waste, but before the landfill is certified as closed by the applicable state regulatory agency. These costs are recorded as an asset retirement obligation as airspace is consumed over the life of the landfill with a corresponding increase in the landfill asset. Closure obligations are recorded over the life of the landfill based on estimates of the discounted cash flows associated with performing closure activities.

- *Post-Closure* — Involves the maintenance and monitoring of a landfill site that has been certified closed by the applicable regulatory agency. Generally, we are required to maintain and monitor landfill sites for a 30-year period. These maintenance and monitoring costs are recorded as an asset retirement obligation as airspace is consumed over the life of the landfill with a corresponding increase in the landfill asset. Post-closure obligations are recorded over the life of the landfill based on estimates of the discounted cash flows associated with performing post-closure activities.

We develop our estimates of these obligations using input from our operations personnel, engineers and accountants. Our estimates are based on our interpretation of current requirements and proposed regulatory changes and are intended to approximate fair value. Absent quoted market prices, the estimate of fair value is based on the best available information, including the results of present value techniques. In many cases, we contract with third parties to fulfill our obligations for final capping, closure and post-closure. We use historical experience, professional engineering judgment and quoted and actual prices paid for similar work to determine the fair value of these obligations. We are required to recognize these obligations at market prices whether we plan to contract with third parties or perform the work ourselves. In those instances where we perform the work with internal resources, the incremental profit margin realized is recognized as a component of operating income when the work is performed.

Once we have determined the final capping, closure and post-closure costs, we inflate those costs to the expected time of payment and discount those expected future costs back to present value. During the years ended December 31, 2012, 2011 and 2010, we inflated these costs in current dollars until the expected time of payment using an inflation rate of 2.5%. We discount these costs to present value using the credit-adjusted, risk-free rate effective at the time an obligation is incurred, consistent with the expected cash flow approach. Any changes in expectations that result in an upward revision to the estimated cash flows are treated as a new liability and discounted at the current rate while downward revisions are discounted at the historical weighted-average rate of the recorded obligation. As a result, the credit-adjusted, risk-free discount rate used to calculate the present value of an obligation is specific to each individual asset retirement obligation. The weighted-average rate applicable to our asset retirement obligations at December 31, 2012 is between 4.5% and 8.0%, the range of the credit-adjusted, risk-free discount rates effective since we adopted the FASB's authoritative guidance related to asset retirement obligations in 2003. We expect to apply a credit-adjusted, risk-free discount rate of 4.25% to liabilities incurred in the first quarter of 2013.

We record the estimated fair value of final capping, closure and post-closure liabilities for our landfills based on the capacity consumed through the current period. The fair value of final capping obligations is developed based on our estimates of the airspace consumed to date for each final capping event and the expected timing of each final capping event. The fair value of closure and post-closure obligations is developed based on our estimates of the airspace consumed to date for the entire landfill and the expected timing of each closure and post-closure activity. Because these obligations are measured at estimated fair value using present value techniques, changes in the estimated cost or timing of future final capping, closure and post-closure activities could result in a material change in these liabilities, related assets and results of operations. We assess the appropriateness of the estimates used to develop our recorded balances annually, or more often if significant facts change.

Changes in inflation rates or the estimated costs, timing or extent of future final capping, closure and post-closure activities typically result in both (i) a current adjustment to the recorded liability and landfill asset; and (ii) a change in liability and asset amounts to be recorded prospectively over either the remaining capacity of the related discrete final capping event or the remaining permitted and expansion airspace (as defined below) of the landfill. Any changes related to the capitalized and future cost of the landfill assets are then recognized in accordance with our amortization policy, which would generally result in amortization expense being recognized prospectively over the remaining capacity of the final capping event or the remaining permitted and expansion airspace of the landfill, as appropriate. Changes in such estimates associated with airspace that has been fully utilized result in an adjustment to the recorded liability and landfill assets with an immediate corresponding adjustment to landfill airspace amortization expense.

During the years ended December 31, 2012, 2011 and 2010, adjustments associated with changes in our expectations for the timing and cost of future final capping, closure and post-closure of fully utilized airspace resulted in $3 million, $11 million and $13 million in net credits to landfill airspace amortization expense, respectively, with the majority of these credits resulting from revised estimates associated with final capping changes. In managing our landfills, our engineers look for ways to reduce or defer our construction costs, including final capping costs. The benefit recognized in these years was generally the result of (i) concerted efforts to improve the operating efficiencies of our landfills and volume declines, both of which have allowed us to delay spending for final capping activities; (ii) effectively managing the cost of final capping material and construction; or (iii) landfill expansions that resulted in reduced or deferred final capping costs.

Interest accretion on final capping, closure and post-closure liabilities is recorded using the effective interest method and is recorded as final capping, closure and post-closure expense, which is included in "Operating" costs and expenses within our Consolidated Statements of Operations.

Amortization of Landfill Assets — The amortizable basis of a landfill includes (i) amounts previously expended and capitalized; (ii) capitalized landfill final capping, closure and post-closure costs; (iii) projections of future purchase and development costs required to develop the landfill site to its remaining permitted and expansion capacity; and (iv) projected asset retirement costs related to landfill final capping, closure and post-closure activities.

Amortization is recorded on a units-of-consumption basis, applying expense as a rate per ton. The rate per ton is calculated by dividing each component of the amortizable basis of a landfill by the number of tons needed to fill the corresponding asset's airspace. For landfills that we do not own, but operate through operating or lease arrangements, the rate per ton is calculated based on expected capacity to be utilized over the lesser of the contractual term of the underlying agreement or the life of the landfill.

We apply the following guidelines in determining a landfill's remaining permitted and expansion airspace:

- *Remaining Permitted Airspace* — Our engineers, in consultation with third-party engineering consultants and surveyors, are responsible for determining remaining permitted airspace at our landfills. The remaining permitted airspace is determined by an annual survey, which is used to compare the existing landfill topography to the expected final landfill topography.
- *Expansion Airspace* — We also include currently unpermitted expansion airspace in our estimate of remaining permitted and expansion airspace in certain circumstances. First, to include airspace associated with an expansion effort, we must generally expect the initial expansion permit application to be submitted within one year, and the final expansion permit to be received within five years. Second, we must believe the success of obtaining the expansion permit is likely, considering the following criteria:
  - Personnel are actively working on the expansion of an existing landfill, including efforts to obtain land use and local, state or provincial approvals;
  - It is likely that the approvals will be received within the normal application and processing time periods for approvals in the jurisdiction in which the landfill is located;
  - We have a legal right to use or obtain land to be included in the expansion plan;
  - There are no significant known technical, legal, community, business, or political restrictions or similar issues that could impair the success of such expansion;
  - Financial analysis has been completed, and the results demonstrate that the expansion has a positive financial and operational impact; and
  - Airspace and related costs, including additional closure and post-closure costs, have been estimated based on conceptual design.

For unpermitted airspace to be initially included in our estimate of remaining permitted and expansion airspace, the expansion effort must meet all of the criteria listed above. These criteria are evaluated by our field-based engineers, accountants, managers and others to identify potential obstacles to obtaining the permits. Once the unpermitted airspace is included, our policy provides that airspace may continue to be included in remaining permitted and expansion airspace even if certain of these criteria are no longer met as long as we continue to believe we will ultimately obtain the permit, based on the facts and circumstances of a specific landfill. In these circumstances, continued inclusion must be approved through a landfill-specific review process that includes approval by our Chief Financial Officer and a review by the Audit Committee of our Board of Directors on a quarterly basis. Of the 32 landfill sites with expansions included at December 31, 2012, 10 landfills required the Chief Financial Officer to approve the inclusion of the unpermitted airspace. Six of these landfills required approval by our Chief Financial Officer because of community or political opposition that could impede the expansion process. The remaining four landfills required approval due to local zoning restrictions or because the permit application processes do not meet the one- or five-year requirements.

When we include the expansion airspace in our calculations of remaining permitted and expansion airspace, we also include the projected costs for development, as well as the projected asset retirement costs related to final capping, closure and post-closure of the expansion in the amortization basis of the landfill.

Once the remaining permitted and expansion airspace is determined in cubic yards, an airspace utilization factor, or AUF, is established to calculate the remaining permitted and expansion capacity in tons. The AUF is established using the measured density obtained from previous annual surveys and is then adjusted to account for future settlement. The amount of settlement that is forecasted will take into account several site-specific factors including current and projected mix of waste type, initial and projected waste density, estimated number of years of life remaining, depth of underlying waste, anticipated access to moisture through precipitation or recirculation of landfill leachate, and operating practices. In addition, the initial selection of the AUF is subject to a subsequent multi-level review by our engineering group, and the AUF used is reviewed on a periodic basis and revised as necessary. Our historical experience generally indicates that the impact of settlement at a landfill is greater later in the life of the landfill when the waste placed at the landfill approaches its highest point under the permit requirements.

After determining the costs and remaining permitted and expansion capacity at each of our landfills, we determine the per ton rates that will be expensed as waste is received and deposited at the landfill by dividing the costs by the corresponding number of tons. We calculate per ton amortization rates for each landfill for assets associated with each final capping event, for assets related to closure and post-closure activities and for all other costs capitalized or to be capitalized in the future. These rates per ton are updated annually, or more often, as significant facts change.

It is possible that actual results, including the amount of costs incurred, the timing of final capping, closure and post-closure activities, our airspace utilization or the success of our expansion efforts could ultimately turn out to be significantly different from our estimates and assumptions. To the extent that such estimates, or related assumptions, prove to be significantly different than actual results, lower profitability may be experienced due to higher amortization rates or higher expenses, or higher profitability may result if the opposite occurs. Most significantly, if it is determined that expansion capacity should no longer be considered in calculating the recoverability of a landfill asset, we may be required to recognize an asset impairment or incur significantly higher amortization expense. If at any time management makes the decision to abandon the expansion effort, the capitalized costs related to the expansion effort are expensed immediately.

Environmental Remediation Liabilities

We are subject to an array of laws and regulations relating to the protection of the environment. Under current laws and regulations, we may have liabilities for environmental damage caused by operations, or for damage caused by conditions that existed before we acquired a site. These liabilities include potentially responsible party ("PRP") investigations, settlements, and certain legal and consultant fees, as well as costs directly associated with site investigation and clean up, such as materials, external contractor costs and incremental internal costs directly related to the remedy. We provide for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated. We routinely review and evaluate sites that require remediation and determine our estimated cost for the likely remedy based on a number of estimates and assumptions.

Where it is probable that a liability has been incurred, we estimate costs required to remediate sites based on site-specific facts and circumstances. We routinely review and evaluate sites that require remediation, considering whether we were an owner, operator, transporter, or generator at the site, the amount and type of waste hauled to the site and the number of years we were associated with the site. Next, we review the same type of information with respect to other named and unnamed PRPs. Estimates of the costs for the likely remedy are then either developed using our internal resources or by third-party environmental engineers or other service providers. Internally developed estimates are based on:

- Management's judgment and experience in remediating our own and unrelated parties' sites;
- Information available from regulatory agencies as to costs of remediation;

- The number, financial resources and relative degree of responsibility of other PRPs who may be liable for remediation of a specific site; and
- The typical allocation of costs among PRPs, unless the actual allocation has been determined.

Estimating our degree of responsibility for remediation is inherently difficult. We recognize and accrue for an estimated remediation liability when we determine that such liability is both probable and reasonably estimable. Determining the method and ultimate cost of remediation requires that a number of assumptions be made. There can sometimes be a range of reasonable estimates of the costs associated with the likely site remediation alternatives identified in the investigation of the extent of environmental impact. In these cases, we use the amount within the range that constitutes our best estimate. If no amount within a range appears to be a better estimate than any other, we use the amount that is the low end of such range. If we used the high ends of such ranges, our aggregate potential liability would be approximately $140 million higher than the $253 million recorded in the Consolidated Financial Statements as of December 31, 2012. Our ultimate responsibility may differ materially from current estimates. It is possible that technological, regulatory or enforcement developments, the results of environmental studies, the inability to identify other PRPs, the inability of other PRPs to contribute to the settlements of such liabilities, or other factors could require us to record additional liabilities. Our ongoing review of our remediation liabilities, in light of relevant internal and external facts and circumstances, could result in revisions to our accruals that could cause upward or downward adjustments to income from operations. These adjustments could be material in any given period.

Where we believe that both the amount of a particular environmental remediation liability and the timing of the payments are reliably determinable, we inflate the cost in current dollars (by 2.5% at December 31, 2012 and 2011) until the expected time of payment and discount the cost to present value using a risk-free discount rate, which is based on the rate for United States Treasury bonds with a term approximating the weighted average period until settlement of the underlying obligation. We determine the risk-free discount rate and the inflation rate on an annual basis unless interim changes would significantly impact our results of operations. For remedial liabilities that have been discounted, we include interest accretion, based on the effective interest method, in "Operating" costs and expenses in our Consolidated Statements of Operations. The following table summarizes the impacts of revisions in the risk-free discount rate applied to our environmental remediation liabilities and recovery assets during the reported periods (in millions) and the risk-free discount rate applied as of each reporting date:

	Years Ended December 31,		
	2012	2011	2010
Charge to Operating expenses	$ 3	$ 17	$ 2
Risk-free discount rate applied to environmental remediation liabilities and recovery assets	1.75%	2.00%	3.50%

The portion of our recorded environmental remediation liabilities that has never been subject to inflation or discounting, as the amounts and timing of payments are not readily determinable, was $32 million at December 31, 2012 and $48 million at December 31, 2011. Had we not inflated and discounted any portion of our environmental remediation liability, the amount recorded would have decreased by $11 million at December 31, 2012 and decreased by $8 million at December 31, 2011.

Property and Equipment (exclusive of landfills, discussed above)

We record property and equipment at cost. Expenditures for major additions and improvements are capitalized and maintenance activities are expensed as incurred. We depreciate property and equipment over the estimated useful life of the asset using the straight-line method. We assume no salvage value for our depreciable property and equipment. When property and equipment are retired, sold or otherwise disposed of, the cost and accumulated depreciation are removed from our accounts and any resulting gain or loss is included in results of operations as an offset or increase to operating expense for the period.

The estimated useful lives for significant property and equipment categories are as follows (in years):

	Useful Lives
Vehicles — excluding rail haul cars	3 to 10
Vehicles — rail haul cars	10 to 20
Machinery and equipment — including containers	3 to 30
Buildings and improvements — excluding waste-to-energy facilities	5 to 40
Waste-to-energy facilities and related equipment	up to 50
Furniture, fixtures and office equipment	3 to 10

We include capitalized costs associated with developing or obtaining internal-use software within furniture, fixtures and office equipment. These costs include direct external costs of materials and services used in developing or obtaining the software and internal costs for employees directly associated with the software development project. As of December 31, 2012 and 2011, capitalized costs for software placed in service, net of accumulated depreciation, were $123 million and $112 million, respectively. In addition, our furniture, fixtures and office equipment includes $36 million as of December 31, 2012 and $27 million as of December 31, 2011 for costs incurred for software under development.

Leases

We lease property and equipment in the ordinary course of our business. Our most significant lease obligations are for property and equipment specific to our industry, including real property operated as a landfill, transfer station or waste-to-energy facility. Our leases have varying terms. Some may include renewal or purchase options, escalation clauses, restrictions, penalties or other obligations that we consider in determining minimum lease payments. The leases are classified as either operating leases or capital leases, as appropriate.

Operating Leases (excluding landfills discussed below) — The majority of our leases are operating leases. This classification generally can be attributed to either (i) relatively low fixed minimum lease payments as a result of real property lease obligations that vary based on the volume of waste we receive or process or (ii) minimum lease terms that are much shorter than the assets' economic useful lives. Management expects that in the normal course of business our operating leases will be renewed, replaced by other leases, or replaced with fixed asset expenditures. Our rent expense during each of the last three years and our future minimum operating lease payments for each of the next five years for which we are contractually obligated as of December 31, 2012 are disclosed in Note 11.

Capital Leases (excluding landfills discussed below) — Assets under capital leases are capitalized using interest rates determined at the inception of each lease and are amortized over either the useful life of the asset or the lease term, as appropriate, on a straight-line basis. The present value of the related lease payments is recorded as a debt obligation. Our future minimum annual capital lease payments are included in our total future debt obligations as disclosed in Note 7.

Landfill Leases — From an operating perspective, landfills that we lease are similar to landfills we own because generally we own the landfill's operating permit and will operate the landfill for the entire lease term, which in many cases is the life of the landfill. As a result, our landfill leases are generally capital leases. The most significant portion of our rental obligations for landfill leases is contingent upon operating factors such as disposal volumes and often there are no contractual minimum rental obligations. Contingent rental obligations are expensed as incurred. For landfill capital leases that provide for minimum contractual rental obligations, we record the present value of the minimum obligation as part of the landfill asset, which is amortized on a units-of-consumption basis over the shorter of the lease term or the life of the landfill.

Acquisitions

We generally recognize assets acquired and liabilities assumed in business combinations, including contingent assets and liabilities, based on fair value estimates as of the date of acquisition.

Contingent Consideration — In certain acquisitions, we agree to pay additional amounts to sellers contingent upon achievement by the acquired businesses of certain negotiated goals, such as targeted revenue levels, targeted disposal volumes or the issuance of permits for expanded landfill airspace. We have recognized liabilities for these contingent obligations based on their estimated fair value at the date of acquisition with any differences between the acquisition-date fair value and the ultimate settlement of the obligations being recognized as an adjustment to income from operations.

Acquired Assets and Assumed Liabilities — Assets and liabilities arising from contingencies such as pre-acquisition environmental matters and litigation are recognized at their acquisition-date fair value when their respective fair values can be determined. If the fair values of such contingencies cannot be determined, they are recognized at the acquisition date if the contingencies are probable and an amount can be reasonably estimated.

Acquisition-date fair value estimates are revised as necessary and accounted for as an adjustment to income from operations if, and when, additional information regarding these contingencies becomes available to further define and quantify assets acquired and liabilities assumed. All acquisition-related transaction costs have been expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill is the excess of our purchase cost over the fair value of the net assets of acquired businesses. We do not amortize goodwill, but as discussed in the "Asset Impairments" section below, we assess our goodwill for impairment at least annually.

Other intangible assets consist primarily of customer contracts, customer relationships, covenants not-to-compete, licenses, permits (other than landfill permits, as all landfill-related intangible assets are combined with landfill tangible assets and amortized using our landfill amortization policy), and other contracts. Other intangible assets are recorded at fair value and are generally amortized using either a 150% declining balance approach or a straight-line basis as we determine appropriate. Customer contracts and customer relationships are typically amortized over ten years. Covenants not-to-compete are amortized over the term of the non-compete covenant, which is generally two to five years. Licenses, permits and other contracts are amortized over the definitive terms of the related agreements. If the underlying agreement does not contain definitive terms and the useful life is determined to be indefinite, the asset is not amortized.

Asset Impairments

We monitor the carrying value of our long-lived assets for potential impairment and test the recoverability of such assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. These events or changes in circumstances, including management decisions pertaining to such assets, are referred to as impairment indicators. If an impairment indicator occurs, we perform a test of recoverability by comparing the carrying value of the asset or asset group to its undiscounted expected future cash flows. If cash flows cannot be separately and independently identified for a single asset, we will determine whether an impairment has occurred for the group of assets for which we can identify the projected cash flows. If the carrying values are in excess of undiscounted expected future cash flows, we measure any impairment by comparing the fair value of the asset or asset group to its carrying value. Fair value is generally determined by considering (i) internally developed discounted projected cash flow analysis of the asset or asset group; (ii) actual third-party valuations; and/or (iii) information available regarding the current market for similar assets. If the fair value of an asset or asset group is determined to be less than the carrying amount of the asset or asset group, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs and is included in the "(Income) expense from divestitures, asset impairments and unusual items" line item in our

Consolidated Statement of Operations. Estimating future cash flows requires significant judgment and projections may vary from the cash flows eventually realized, which could impact our ability to accurately assess whether an asset has been impaired.

There are additional considerations for impairments of landfills, goodwill and other indefinite-lived intangible assets, as described below.

Landfills — The assessment of impairment indicators and the recoverability of our capitalized costs associated with landfills and related expansion projects require significant judgment due to the unique nature of the waste industry, the highly regulated permitting process and the sensitive estimates involved. During the review of a landfill expansion application, a regulator may initially deny the expansion application although the expansion permit is ultimately granted. In addition, management may periodically divert waste from one landfill to another to conserve remaining permitted landfill airspace, or a landfill may be required to cease accepting waste, prior to receipt of the expansion permit. However, such events occur in the ordinary course of business in the waste industry and do not necessarily result in impairment of our landfill assets because, after consideration of all facts, such events may not affect our belief that we will ultimately obtain the expansion permit. As a result, our tests of recoverability, which generally make use of a probability-weighted cash flow estimation approach, may indicate that no impairment loss should be recorded. At December 31, 2012, three of our landfill sites in two jurisdictions for which we believe receipt of expansion permits is probable, are not currently accepting waste. The net recorded capitalized landfill asset cost for these three sites was $493 million at December 31, 2012. We performed tests of recoverability for these landfills and the undiscounted cash flows resulting from our probability-weighted estimation approach significantly exceeded the carrying values of each of these three sites.

Goodwill — At least annually, and more frequently if warranted, we assess our goodwill for impairment.

In July 2012, we announced organizational changes including removing the management layer of our four geographic Groups and consolidating and reducing the number of our geographic Areas through which we evaluate and oversee our Solid Waste business from 22 to 17. With the elimination of the geographic Groups, we have determined that our Areas constitute reporting units and we now assess whether a goodwill impairment exists at the Area level. Goodwill previously assigned to the Groups was allocated to the Areas on a relative fair value basis. We continue to assess whether goodwill impairment exists at our other reporting units, including the Wheelabrator business and our other less material reporting units including recycling brokerage and waste diversion technology businesses.

We assess whether a goodwill impairment exists using both qualitative and quantitative assessments. Our qualitative assessment involves determining whether events or circumstances exist that indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If based on this qualitative assessment we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, we will not perform a quantitative assessment.

If the qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount or if we elect not to perform a qualitative assessment, we perform a quantitative assessment or two-step impairment test to determine whether a goodwill impairment exists at the reporting unit. The first step in our quantitative assessment identifies potential impairments by comparing the estimated fair value of the reporting unit to its carrying value, including goodwill. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. Fair value is typically estimated using a combination of the income approach and market approach or only an income approach when applicable. The income approach is based on the long-term projected future cash flows of the reporting units. We discount the estimated cash flows to present value using a weighted-average cost of capital that considers factors such as market assumptions, the timing of the cash flows and the risks inherent in those cash flows. We believe that this approach is appropriate because it provides a fair value estimate based upon the reporting units' expected long-term performance considering the economic and market conditions that generally affect our business. The market approach estimates fair value by measuring the aggregate market value of publicly-traded companies with similar characteristics to our business as a multiple of their reported cash flows. We then apply that multiple to the reporting units' cash flows to estimate their fair values. We believe that this approach is appropriate because it provides a fair value estimate using valuation inputs from entities with operations and economic characteristics comparable to our reporting units.

Fair value computed by these two methods is arrived at using a number of factors, including projected future operating results, economic projections, anticipated future cash flows, comparable marketplace data and the cost of capital. There are inherent uncertainties related to these factors and to our judgment in applying them to this analysis. However, we believe that these two methods provide a reasonable approach to estimating the fair value of our reporting units.

Refer to Note 6 for additional information related to goodwill impairment considerations made during the reported periods.

Indefinite-Lived Intangible Assets Other Than Goodwill — At least annually, and more frequently if warranted, we assess indefinite-lived intangible assets other than goodwill for impairment.

Beginning in 2012, when performing the impairment test for indefinite-lived intangible assets, we generally first conduct a qualitative analysis to determine whether we believe it is more likely than not that an asset has been impaired. If we believe an impairment has occurred, we then evaluate for impairment by comparing the estimated fair value of assets to the carrying value. An impairment charge is recognized if the asset's estimated fair value is less than its carrying value.

Fair value is typically estimated using an income approach. The income approach is based on the long-term projected future cash flows. We discount the estimated cash flows to present value using a weighted-average cost of capital that considers factors such as market assumptions, the timing of the cash flows and the risks inherent in those cash flows. We believe that this approach is appropriate because it provides a fair value estimate based upon the expected long-term performance considering the economic and market conditions that generally affect our business.

Fair value computed by this method is arrived at using a number of factors, including projected future operating results, economic projections, anticipated future cash flows, comparable marketplace data and the cost of capital. There are inherent uncertainties related to these factors and to our judgment in applying them to this analysis. However, we believe that this method provides a reasonable approach to estimating the fair value of the reporting units.

Refer to Note 6 for additional information related to indefinite-lived intangible assets impairment considerations made during the reported periods.

Restricted Trust and Escrow Accounts

As of December 31, 2012, our restricted trust and escrow accounts consist principally of funds deposited for purposes of settling landfill final capping, closure, post-closure and environmental remediation obligations. We often also have restricted trust and escrow account balances related to funds received from the issuance of tax-exempt bonds held in trust for the construction of various projects or facilities. As of December 31, 2012 and 2011, we had $138 million and $152 million, respectively, of restricted trust and escrow accounts, which are primarily included in long-term "Other assets" in our Consolidated Balance Sheets.

Final Capping, Closure, Post-Closure and Environmental Remediation Funds — At several of our landfills, we provide financial assurance by depositing cash into restricted trust funds or escrow accounts for purposes of settling final capping, closure, post-closure and environmental remediation obligations. Balances maintained in these trust funds and escrow accounts will fluctuate based on (i) changes in statutory requirements; (ii) future deposits made to comply with contractual arrangements; (iii) the ongoing use of funds for qualifying final capping, closure, post-closure and environmental remediation activities; (iv) acquisitions or divestitures of landfills; and (v) changes in the fair value of the financial instruments held in the trust fund or escrow accounts.

Tax-Exempt Bond Funds — We obtain funds from the issuance of industrial revenue bonds for the construction of disposal facilities and for equipment necessary to provide waste management services. Proceeds from these arrangements are directly deposited into trust accounts, and we do not have the ability to use the funds in regular operating activities. Accordingly, these borrowings are treated as non-cash financing activities and are excluded from our Consolidated Statements of Cash Flows. As our construction and equipment expenditures are documented and approved by the applicable bond trustee, the funds are released and we receive a cash reimbursement. These cash reimbursements are reported in the Consolidated Statements of Cash Flows as an investing activity when the cash is released from the trust funds. Generally, the funds are fully expended within a few years of the debt issuance. When the debt matures, we generally repay our obligation with cash on hand and the debt repayments are included as a financing activity in the Consolidated Statements of Cash Flows.

Investments in Unconsolidated Entities

Investments in unconsolidated entities over which the Company has significant influence are accounted for under the equity method of accounting. Investments in entities in which the Company does not have the ability to exert significant influence over the investees' operating and financing activities are accounted for under the cost method of accounting. The following table summarizes our equity and cost method investments as of December 31 (in millions):

	2012	2011
Equity method investments	$443	$458
Cost method investments	224	179
Investments in unconsolidated entities	$667	$637

Foreign Currency

We have operations in Canada and investments in China and the United Kingdom. The functional currency of our Canadian subsidiaries is Canadian dollars. The assets and liabilities of our foreign operations are translated to U.S. dollars using the exchange rate at the balance sheet date. Revenues and expenses are translated to U.S. dollars using the average exchange rate during the period. The resulting translation difference is reflected as a component of comprehensive income. The foreign currency exposure associated with our investments has not been material.

Derivative Financial Instruments

We primarily use derivative financial instruments to manage our risk associated with fluctuations in interest rates, foreign currency exchange rates and market prices for electricity. We use interest rate swaps to maintain a strategic portion of our long-term debt obligations at variable, market-driven interest rates. In 2009, we entered into interest rate derivatives in anticipation of senior note issuances planned for 2010 through 2014 to effectively lock in a fixed interest rate for those anticipated issuances. Foreign currency exchange rate derivatives are used to hedge our exposure to changes in exchange rates for anticipated intercompany debt transactions, and related interest payments, between Waste Management Holdings, Inc., a wholly-owned subsidiary ("WM Holdings"), and its Canadian subsidiaries. We use electricity commodity derivatives to mitigate the variability in our revenues and cash flows caused by fluctuations in the market prices for electricity. The financial statement impacts of our derivatives are discussed in Note 8.

We obtain current valuations of our interest rate, foreign currency and electricity commodity hedging instruments from third-party pricing models. The estimated fair values of derivatives used to hedge risks fluctuate over time and should be viewed in relation to the underlying hedged transaction and the overall management of our exposure to fluctuations in the underlying risks. The fair value of derivatives is included in other current assets, other long-term assets, accrued liabilities or other long-term liabilities, as appropriate. Any ineffectiveness present in either fair value or cash flow hedges is recognized immediately in earnings without offset. There was no significant ineffectiveness in 2012, 2011 or 2010.

- *Interest Rate Derivatives* — Our "receive fixed, pay variable" interest rate swaps associated with outstanding fixed-rate senior notes have been designated as fair value hedges for accounting purposes. Accordingly, derivative assets are accounted for as an increase in the carrying value of our underlying debt obligations and derivative liabilities are accounted for as a decrease in the carrying value of our underlying debt instruments. These fair value adjustments are deferred and recognized as an adjustment to interest expense over the remaining term of the hedged instruments. Treasury locks and forward-starting swaps executed in 2009 were designated as cash flow hedges for accounting purposes. Unrealized changes in the fair value of these derivative instruments are recorded in "Accumulated other comprehensive income" within the equity section of our Consolidated Balance Sheets. The associated balance in other comprehensive income is reclassified to earnings as the hedged cash flows occur.
- *Foreign Currency Derivatives* — Our foreign currency derivatives have been designated as cash flow hedges for accounting purposes, which results in the unrealized changes in the fair value of the derivative instruments being recorded in "Accumulated other comprehensive income" within the equity section of our Consolidated Balance Sheets. The associated balance in other comprehensive income is reclassified to earnings as the hedged cash flows affect earnings. In each of the periods presented, these derivatives have effectively mitigated the impacts of the hedged transactions, resulting in immaterial impacts to our results of operations for the periods presented.
- *Electricity Commodity Derivatives* — Our "receive fixed, pay variable" electricity commodity swaps have been designated as cash flow hedges for accounting purposes. The effective portion of the electricity commodity swap gains or losses is initially reported as a component of "Accumulated other comprehensive income" within the equity section of our Consolidated Balance Sheets and subsequently reclassified into earnings when the forecasted transactions affect earnings.

Insured and Self-Insured Claims

We have retained a significant portion of the risks related to our health and welfare, automobile, general liability and workers' compensation claims programs. The exposure for unpaid claims and associated expenses, including incurred but not reported losses, generally is estimated with the assistance of external actuaries and by factoring in pending claims and historical trends and data. The gross estimated liability associated with settling unpaid claims is included in "Accrued liabilities" in our Consolidated Balance Sheets if expected to be settled within one year, or otherwise is included in long-term "Other liabilities." Estimated insurance recoveries related to recorded liabilities are reflected as current "Other receivables" or long-term "Other assets" in our Consolidated Balance Sheets when we believe that the receipt of such amounts is probable.

Revenue Recognition

Our revenues are generated from the fees we charge for waste collection, transfer, disposal and recycling services; from the sale of electricity, steam, and landfill gas, which are byproducts of our waste-to-energy and landfill operations; and from the sale of recyclable commodities, oil and gas and organic lawn and garden products. The fees charged for our services are generally defined in our service agreements and vary based on contract-specific terms such as frequency of service, weight, volume and the general market factors influencing a region's rates. The fees we charge for our services generally include fuel surcharges, which are intended to pass through to customers increased direct and indirect costs incurred because of changes in market prices for fuel. We generally recognize revenue as services are performed or products are delivered. For example, revenue typically is recognized as waste is collected, tons are received at our landfills or transfer stations, recycling commodities are delivered or as kilowatts are delivered to a customer by a waste-to-energy facility or independent power production plant.

Tangible product revenues primarily include the sale of recyclable commodities at our material recovery facilities and through our recycling brokerage services and, to a lesser extent, sales of oil and gas and organic lawn and garden products.

We bill for certain services prior to performance. Such services include, among others, certain residential contracts that are billed on a quarterly basis and equipment rentals. These advance billings are included in deferred revenues and recognized as revenue in the period service is provided.

Capitalized Interest

We capitalize interest on certain projects under development, including internal-use software and landfill expansion projects, and on certain assets under construction, including operating landfills, landfill gas-to-energy projects and waste-to-energy facilities. During 2012, 2011 and 2010, total interest costs were $509 million, $503 million and $490 million, respectively, of which $21 million was capitalized in 2012, $22 million was capitalized in 2011 and $17 million was capitalized in 2010. In 2012, 2011 and 2010, interest was capitalized primarily for landfill construction costs and landfill gas-to-energy construction projects.

Income Taxes

The Company is subject to income tax in the United States, Canada and Puerto Rico. Current tax obligations associated with our provision for income taxes are reflected in the accompanying Consolidated Balance Sheets as a component of "Accrued liabilities" and the deferred tax obligations are reflected in "Deferred income taxes."

Deferred income taxes are based on the difference between the financial reporting and tax basis of assets and liabilities. The deferred income tax provision represents the change during the reporting period in the deferred tax assets and deferred tax liabilities, net of the effect of acquisitions and dispositions. Deferred tax assets include tax loss and credit carry-forwards and are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Significant judgment is required in assessing the timing and amounts of deductible and taxable items. We establish reserves for uncertain tax positions when, despite our belief that our tax return positions are fully supportable, we believe that certain positions may be challenged and potentially disallowed. When facts and circumstances change, we adjust these reserves through our provision for income taxes.

To the extent interest and penalties may be assessed by taxing authorities on any underpayment of income tax, such amounts have been accrued and are classified as a component of income tax expense in our Consolidated Statements of Operations.

Contingent Liabilities

We estimate the amount of potential exposure we may have with respect to claims, assessments and litigation in accordance with accounting principles generally accepted in the United States. We are party to pending or threatened legal proceedings covering a wide range of matters in various jurisdictions. It is difficult to predict the outcome of litigation, as it is subject to many uncertainties. Additionally, it is not always possible for management to make a meaningful estimate of the potential loss or range of loss associated with such contingencies.

Supplemental Cash Flow Information

	Years Ended December 31,		
Cash paid during the year (in millions):	**2012**	**2011**	**2010**
Interest, net of capitalized interest and periodic settlements from interest rate swap agreements	$485	$470	$477
Income taxes	366	306	547

During 2012, we did not have any significant non-cash activities. For the year ended December 31, 2011, non-cash activities included proceeds from tax-exempt borrowings, net of principal payments made directly from trust funds, of $100 million. During the year ended December 31, 2010, we did not have any tax-exempt borrowings; however, we did have a $215 million non-cash increase in our debt obligations as a result of the issuance of a note payable in return for a noncontrolling interest in a limited liability company established to invest in and manage low-income housing properties. This investment is discussed in detail in Note 9. Non-cash investing and financing activities are excluded from the Consolidated Statements of Cash Flows.

4. Landfill and Environmental Remediation Liabilities

Liabilities for landfill and environmental remediation costs are presented in the table below (in millions):

	December 31, 2012			December 31, 2011		
	Landfill	Environmental Remediation	Total	Landfill	Environmental Remediation	Total
Current (in accrued liabilities)	$ 104	$ 28	$ 132	$ 123	$ 38	$ 161
Long-term	1,234	225	1,459	1,169	235	1,404
	$1,338	$253	$1,591	$1,292	$273	$1,565

The changes to landfill and environmental remediation liabilities for the years ended December 31, 2011 and 2012 are reflected in the table below (in millions):

	Landfill	Environmental Remediation
December 31, 2010	$1,266	$284
Obligations incurred and capitalized	49	—
Obligations settled	(80)	(37)
Interest accretion	84	6
Revisions in cost estimates and interest rate assumptions(a)(b)	(30)	23
Acquisitions, divestitures and other adjustments	3	(3)
December 31, 2011	$1,292	$273
Obligations incurred and capitalized	58	—
Obligations settled	(87)	(30)
Interest accretion	84	4
Revisions in cost estimates and interest rate assumptions(a)(b)	(8)	5
Acquisitions, divestitures and other adjustments	(1)	1
December 31, 2012	$1,338	$253

(a) The amounts reported for our landfill liabilities include reductions of approximately $30 million and $15 million for 2011 and 2012, respectively, related to our year-end annual review of final landfill capping, closure and post-closure obligations.

(b) The amount reported in 2011 for our environmental remediation liabilities primarily relates to the impact of a decrease in the risk-free discount rate used to measure our liabilities from 3.5% at December 31, 2010 to 2.0% at December 31, 2011, resulting in an increase of $25 million to our environmental remediation liabilities and a corresponding increase to "Operating" expenses. This charge was partially offset by a $9 million favorable revision to an environmental remediation liability at a closed site based on the estimated cost of the remediation alternative selected by the EPA.

The amount reported in 2012 for our environmental remediation liabilities includes the impact of a decrease in the risk-free discount rate used to measure our liabilities from 2.0% at December 31, 2011 to 1.75% at December 31, 2012, resulting in an increase of $3 million to our environmental remediation liabilities and a corresponding increase to "Operating" expenses.

Our recorded liabilities as of December 31, 2012 include the impacts of inflating certain of these costs based on our expectations for the timing of cash settlement and of discounting certain of these costs to present value. Anticipated payments of currently identified environmental remediation liabilities as measured in current dollars are $28 million in 2013, $20 million in 2014, $29 million in 2015, $25 million in 2016, $13 million in 2017 and $127 million thereafter.

At several of our landfills, we provide financial assurance by depositing cash into restricted trust funds or escrow accounts for purposes of settling final capping, closure, post-closure and environmental remediation obligations. Generally, these trust funds are established to comply with statutory requirements and operating agreements. See Note 20 for additional information related to these trusts.

5. Property and Equipment

Property and equipment at December 31 consisted of the following (in millions):

	2012	2011
Land	$ 657	$ 663
Landfills	13,266	12,940
Vehicles	3,954	3,705
Machinery and equipment	3,967	3,731
Containers	2,482	2,392
Buildings and improvements	3,514	3,273
Furniture, fixtures and office equipment	923	846
	28,763	27,550
Less accumulated depreciation on tangible property and equipment	(8,924)	(8,377)
Less accumulated landfill airspace amortization	(7,188)	(6,931)
	$12,651	$12,242

Depreciation and amortization expense, including amortization expense for assets recorded as capital leases, was comprised of the following for the years ended December 31 (in millions):

	2012	2011	2010
Depreciation of tangible property and equipment	$ 833	$ 800	$ 781
Amortization of landfill airspace	395	378	372
Depreciation and amortization expense	$1,228	$1,178	$1,153

6. Goodwill and Other Intangible Assets

Goodwill was $6,291 million as of December 31, 2012 compared with $6,215 million as of December 31, 2011. The $76 million increase in goodwill during 2012 was primarily related to consideration paid for acquisitions in excess of net assets acquired and accounting for foreign currency translation, partially offset by impairments and other adjustments. See Notes 3, 19 and 21 for additional information related to Goodwill.

In July 2012, we announced organizational changes including removing the management layer of our four geographic Groups and consolidating and reducing the number of our geographic Areas through which we evaluate and oversee our Solid Waste subsidiaries from 22 to 17. With the elimination of the geographic Groups, we have determined that our Areas constitute reporting units and we now assess whether a goodwill impairment exists at the Area level. Goodwill previously assigned to the Groups was allocated to the Areas on a relative fair value basis. This reorganization did not change our other reporting units, including the Wheelabrator business and our other less material reporting units including recycling brokerage and waste diversion technology businesses.

In the second quarter of 2012, we believed an impairment indicator existed such that the fair value of our Wheelabrator business could potentially be less than its carrying amount because of the negative effect on our revenues of the continued deterioration of electricity commodity prices, coupled with our continued increased exposure to market prices as a result of the expiration of several long-term, fixed-rate electricity commodity contracts at our waste-to-energy and independent power facilities, and the expiration of several long-term disposal contracts at above-market rates. As a result, we performed an interim impairment analysis of Wheelabrator's goodwill balance of $788 million. We performed the interim quantitative assessment using both an income and a market approach in the second quarter of 2012, which indicated that the estimated fair value of our Wheelabrator business exceeded its carrying value.

In the fourth quarter of 2012, we performed our annual impairment test of our goodwill balances using a measurement date of October 1, 2012. This impairment test indicated that the estimated fair value of our Wheelabrator business exceeded its carrying value by approximately 10% compared to an excess of 30% at our annual fourth quarter 2011 test. This quantitative assessment was performed using both an income and market approach similar to our interim quantitative assessment. If market prices for electricity worsen or do not recover as we have projected, our disposal volumes or rates decline, our costs or capital expenditures exceed our forecasts or our costs of capital increase, the estimated fair value of our Wheelabrator business could decrease and potentially result in an impairment charge in a future period. We will continue to monitor our Wheelabrator business.

Our annual goodwill impairment test also indicated that the estimated fair value of our Eastern Canada Area exceeded its carrying value by approximately 5%. This quantitative assessment also was performed using both an income and market approach. The Eastern Canada Area goodwill balance was $295 million at October 1, 2012. If we do not achieve our anticipated disposal volumes, our collection or disposal rates decline, our costs or capital expenditures exceed our forecasts, costs of capital increase, or we do not receive anticipated landfill expansions, the estimated fair value of our Eastern Canada Area could decrease and potentially result in an impairment charge in a future period. We will continue to monitor our Eastern Canada Area.

We also incurred $4 million of charges in 2012 to impair goodwill related to certain of our non-Solid Waste operations as a result of our annual fourth quarter goodwill impairment tests.

We incurred no impairment of goodwill as a result of our annual, fourth quarter goodwill impairment tests in 2011 or 2010. Additionally, we did not encounter any events or changes in circumstances that indicated that an impairment was more likely than not during interim periods in 2011 or 2010. Goodwill impairments, in addition to the charges incurred in 2012, may be incurred at any time in the future.

Our other intangible assets as of December 31, 2012 and 2011 were comprised of the following (in millions):

	Customer Contracts and Customer Relationships	Covenants Not-to-Compete	Licenses, Permits and Other	Total
December 31, 2012:				
Intangible assets	$ 426	$ 97	$127	$ 650
Less accumulated amortization	(167)	(54)	(32)	(253)
	$ 259	$ 43	$ 95	$ 397
December 31, 2011:				
Intangible assets	$ 392	$ 91	$161	$ 644
Less accumulated amortization	(119)	(41)	(27)	(187)
	$ 273	$ 50	$134	$ 457

Amortization expense for other intangible assets was $69 million for 2012, $51 million for 2011, and $41 million for 2010. At December 31, 2012, we had $29 million of licenses, permits and other intangible assets that are not subject to amortization, because they do not have stated expirations or have routine, administrative renewal processes. Additional information related to other intangible assets acquired through business combinations is included in Note 19. As of December 31, 2012, expected annual amortization expense related to other intangible assets is $65 million in 2013; $55 million in 2014; $47 million in 2015; $42 million in 2016; and $37 million in 2017.

7. Debt

The following table summarizes the major components of debt at each balance sheet date (in millions) and provides the maturities and interest rate ranges of each major category as of December 31, 2012:

	2012	2011
Revolving credit facility, maturing May 2016 (weighted average interest rate of 1.4% at December 31, 2012 and 1.5% at December 31, 2011)	$ 400	$ 150
Letter of credit facilities, maturing through June 2015	—	—
Canadian credit facility, maturing November 2017 (weighted average effective interest rate of 2.9% at December 31, 2012 and 1.8% at December 31, 2011)	75	137
Senior notes and debentures, maturing through 2039, interest rates ranging from 2.60% to 7.75% (weighted average interest rate of 5.7% at December 31, 2012 and 6.0% at December 31, 2011)	6,305	6,228
Tax-exempt bonds maturing through 2041, fixed and variable interest rates ranging from 0.1% to 7.4% (weighted average interest rate of 2.8% at December 31, 2012 and 3.0% at December 31, 2011)	2,727	2,857
Capital leases and other, maturing through 2055, interest rates up to 12%	409	384
	$9,916	$9,756
Current portion of long-term debt	743	631
	$9,173	$9,125

Debt Classification

As of December 31, 2012, we had (i) $688 million of debt maturing within twelve months, including $400 million of borrowings outstanding under the revolving credit facility, U.S.$75 million of advances outstanding under our Canadian credit facility and $161 million of tax-exempt bonds and (ii) $475 million of tax-exempt borrowings subject to repricing within the next twelve months. Based on our intent and ability to refinance a portion of this debt on a long-term basis as of December 31, 2012, we have classified $420 million of this debt as long-term and the remaining $743 million as current obligations.

As of December 31, 2012, we also have $587 million of variable-rate tax-exempt bonds. The interest rates on these bonds are reset on either a daily or weekly basis through a remarketing process. If the remarketing agent is unable to remarket the bonds, the remarketing agent can put the bonds to us. These bonds are supported by letters of credit guaranteeing repayment of the bonds in this event. We classified these borrowings as long-term in our Consolidated Balance Sheet at December 31, 2012 because the borrowings are supported by letters of credit issued under our $2.0 billion revolving credit facility, which is long-term.

Access to and Utilization of Credit Facilities

Revolving Credit Facility — In May 2011, we amended and restated our $2.0 billion revolving credit facility as a result of changes in market conditions, which significantly reduced the cost of the facility. We also extended the term through May 2016. This facility provides us with credit capacity to be used for either cash borrowings or to support letters of credit. At December 31, 2012, we had $400 million of outstanding borrowings and $933 million of letters of credit issued and supported by the facility. The unused and available credit capacity of the facility was $667 million as of December 31, 2012.

Letter of Credit Facilities — As of December 31, 2012, we had an aggregate committed capacity of $505 million under letter of credit facilities with terms ending from June 2013 to June 2015. These facilities are currently being used to back letters of credit issued to support our financial assurance needs. Our letters of credit generally have terms providing for automatic renewal after one year. In the event of an unreimbursed draw on a letter of credit, the amount of the draw paid by the letter of credit provider generally converts into a term loan for the remaining term of the respective facility. Through December 31, 2012, we had not experienced any unreimbursed draws on letters of credit under these facilities. As of December 31, 2012, no borrowings were outstanding under these letter of credit facilities and we had $13 million of unused and available credit capacity.

Canadian Credit Facility — In November 2005, Waste Management of Canada Corporation, one of our wholly-owned subsidiaries, entered into a credit facility agreement to facilitate WM's repatriation of accumulated earnings and capital from its Canadian subsidiaries. This facility provided the Company with an initial credit capacity of C$340 million, which had been substantially repaid over time such that the remaining balance outstanding under the credit facility upon its November 2012 maturity was C$75 million. In November 2012, Waste Management of Canada Corporation and WM Quebec Inc., another of our wholly-owned subsidiaries, entered into a new Canadian credit facility and refinanced the C$75 million maturity. The 2012 Canadian credit facility provides us with revolving credit capacity up to C$150 million and matures on November 7, 2017. The 2012 Canadian credit facility also provides for additional term credit that may be drawn in specified circumstances to fund acquisition spending.

Debt Borrowings and Repayments

Revolving Credit Facility — During 2012, we incurred net borrowings of $250 million under our revolving credit facility. The $400 million of borrowings outstanding as of December 31, 2012 were incurred for general corporate purposes, including additions to working capital, capital expenditures and the funding of acquisitions and investments. Due to the short-term maturities of these borrowings, we have reported certain of these cash flows on a net basis in the Consolidated Statement of Cash Flows.

Canadian Credit Facility — We repaid $68 million of net advances under our Canadian credit facility during the year ended December 31, 2012. Due to the short-term maturities of these borrowings, we have reported certain of these cash flows on a net basis in the Consolidated Statements of Cash Flows.

Senior Notes — In September 2012, we issued $500 million of 2.9% senior notes due September 15, 2022. The net proceeds from the debt issuance were $495 million. We used a portion of the proceeds to repay $400 million of 6.375% senior notes that matured in November 2012. All remaining proceeds were used for general corporate purposes.

The remaining change in the carrying value of our senior notes from December 31, 2011 to December 31, 2012 is principally due to fair value hedge accounting for interest rate swap contracts. Refer to Note 8 for additional information regarding our interest rate derivatives.

Tax-Exempt Bonds — During the year ended December 31, 2012, we repaid $129 million of our tax-exempt bonds with available cash at their scheduled maturities. In addition, we issued $43 million of tax-exempt bonds, the proceeds of which were used to repay tax-exempt bonds at their scheduled maturities.

Capital Leases and Other — The increase in our capital leases and other debt obligations is primarily due to new leases and borrowings, net of the repayment of various borrowings.

Scheduled Debt Payments — Principal payments of our debt and capital leases for the next five years, based on their contractual terms, are as follows: $695 million in 2013; $468 million in 2014; $462 million in 2015; $728 million in 2016; and $281 million in 2017. Our recorded debt and capital lease obligations include non-cash adjustments associated with discounts, premiums and fair value adjustments for interest rate hedging activities, which have been excluded from these amounts because they will not result in cash payments.

Secured Debt

Our debt balances are generally unsecured, except for capital leases and the note payable associated with our investment in federal low-income housing tax credits.

Debt Covenants

Our revolving credit facility and certain other financing agreements contain financial covenants. The most restrictive of these financial covenants are contained in our revolving credit facility and Canadian credit facility. The following table summarizes the requirements of these financial covenants, as defined by the facilities:

Interest coverage ratio	> 2.75 to 1
Total debt to EBITDA	< 3.5 to 1

Our credit facilities and senior notes also contain certain restrictions intended to monitor our level of indebtedness, types of investments and net worth. We monitor our compliance with these restrictions, but do not believe that they significantly impact our ability to enter into investing or financing arrangements typical for our business. As of December 31, 2012 and 2011, we were in compliance with the covenants and restrictions under all of our debt agreements.

8. Derivative Instruments and Hedging Activities

The following table summarizes the fair values of derivative instruments recorded in our Consolidated Balance Sheet (in millions):

Derivatives Designated as Hedging Instruments	Balance Sheet Location	December 31, 2012	December 31, 2011
Electricity commodity derivatives	Current other assets	$ 1	$ 5
Interest rate derivatives	Long-term other assets	—	73
Total derivative assets		$ 1	$78
Interest rate derivatives	Current accrued liabilities	$—	$42
Electricity commodity derivatives	Current accrued liabilities	5	—
Foreign currency derivatives	Current accrued liabilities	11	—
Foreign currency derivatives	Long-term accrued liabilities	—	2
Interest rate derivatives	Long-term accrued liabilities	42	32
Total derivative liabilities		$58	$76

We have not offset fair value amounts recognized for our derivative instruments. For information related to the inputs used to measure our derivative assets and liabilities at fair value, refer to Note 18.

Fair Value Hedges

Interest Rate Swaps

We have used interest rate swaps to maintain a portion of our debt obligations at variable market interest rates. As of December 31, 2012 and 2011, we had approximately $6.2 billion and $6.1 billion, respectively, in fixed-rate senior notes outstanding. As of December 31, 2011, the interest payments on $1 billion, or 16%, of these senior notes were swapped to variable interest rates to protect the debt against changes in fair value due to changes in benchmark interest rates. In April 2012, we elected to terminate our interest rate swaps and, upon termination, we received $76 million in cash for their fair value plus accrued interest receivable. The terminated interest rate swaps were associated with our senior notes that matured in November 2012 and additional senior notes that are scheduled to mature through 2018. The associated fair value adjustments to long-term debt are being amortized as a reduction to interest expense over the remaining terms of the underlying debt using the effective interest method. The cash proceeds received from our termination of the swaps have been classified as a change in "Other assets" within "Net cash provided by operating activities" in the Consolidated Statement of Cash Flows.

We designated our interest rate swaps as fair value hedges of our fixed-rate senior notes. Fair value hedge accounting for interest rate swap contracts increased the carrying value of our debt instruments by $79 million as of December 31, 2012 and $102 million as of December 31, 2011. The following table summarizes the fair value adjustments from interest rate swap agreements at December 31 (in millions):

Increase in Carrying Value of Debt Due to Hedge Accounting for Interest Rate Swaps	December 31, 2012	December 31, 2011
Senior notes:		
Active swap agreements	$—	$ 73
Terminated swap agreements	79	29
	$79	$102

Gains or losses on the derivatives as well as the offsetting losses or gains on the hedged items attributable to our interest rate swaps are recognized in current earnings. We include gains and losses on our interest rate swaps as adjustments to interest expense, which is the same financial statement line item where offsetting gains and losses on the related hedged items are recorded. The following table summarizes the fair value adjustments from active interest rate swaps and the underlying hedged items on our results of operations (in millions):

		Years Ended December 31					
		Gain (Loss) on Swap			Gain (Loss) on Fixed-Rate Debt		
Derivatives Designated as Fair Value Hedges	Statement of Operations Classification	2012	2011	2010	2012	2011	2010
Interest rate swaps	Interest expense	$(1)	$35	$6	$1	$(35)	$(6)

We also recognize the impacts of (i) net periodic settlements of current interest on our active interest rate swaps and (ii) the amortization of previously terminated interest rate swap agreements as adjustments to interest expense. The following table summarizes the impact of periodic settlements of active swap agreements and the impact of terminated swap agreements on our results of operations (in millions):

	Years Ended December 31,		
Decrease to Interest Expense Due to Hedge Accounting for Interest Rate Swaps	2012	2011	2010
Periodic settlements of active swap agreements(a),(b)	$ 8	$23	$29
Terminated swap agreements (b)	22	12	18
	$30	$35	$47

(a) These amounts represent the net of our periodic variable-rate interest obligations and the swap counterparties' fixed-rate interest obligations. Our swaps provided us to receive fixed interest rates ranging from 5.00% to 7.125% and pay floating interest rates based on spreads from three-month LIBOR ranging from (0.205)% to 5.53%.

(b) Due to our election to terminate our interest rate swap portfolio with a notional amount of $1 billion in April 2012, periodic settlements of active swap agreements have decreased and amortization to interest expense of terminated swap agreements has increased.

Cash Flow Hedges

Forward-Starting Interest Rate Swaps

In 2009, we entered into forward-starting interest rate swaps with a total notional value of $525 million to hedge the risk of changes in semi-annual interest payments due to fluctuations in the forward ten-year LIBOR swap rate for anticipated fixed-rate debt issuances in 2011, 2012 and 2014. We designated these forward-starting interest rate swaps as cash flow hedges.

During the first quarter of 2011 and the third quarter of 2012, $150 million and $200 million, respectively, of these forward-starting interest rate swaps were terminated contemporaneously with the actual issuance of senior notes in February 2011 and September 2012, respectively, and we paid cash of $9 million and $59 million, respectively, to settle the liabilities related to these swap agreements. The ineffectiveness recognized upon termination of these hedges was immaterial and the related deferred losses continue to be recognized as a component of "Accumulated other comprehensive income." The deferred losses are being amortized as an increase to interest expense over the ten-year life of the related senior note issuances using the effective interest method. As of December 31, 2012, $7 million (on a pre-tax basis) is scheduled to be reclassified as an increase to interest expense over the next twelve months.

The active forward-starting interest rate swaps outstanding as of December 31, 2012 relate to an anticipated debt issuance in March 2014. As of December 31, 2012, the fair value of these active interest rate derivatives was comprised of $42 million of long-term liabilities compared with $32 million of long-term liabilities as of December 31, 2011.

Treasury Rate Locks

At December 31, 2012 and 2011, our "Accumulated other comprehensive income" included $12 million and $19 million, respectively, of deferred losses associated with Treasury rate locks that had been executed in previous years in anticipation of senior note issuances. These deferred losses are reclassified as an increase to interest expense over the life of the related senior note issuances, which extend through 2032. As of December 31, 2012, $2 million (on a pre-tax basis) is scheduled to be reclassified as an increase to interest expense over the next twelve months.

Foreign Currency Derivatives

We use foreign currency exchange rate derivatives to hedge our exposure to fluctuations in exchange rates for anticipated intercompany cash transactions between WM Holdings and its Canadian subsidiaries.

In December 2010, our previously existing intercompany note and related forward contracts matured. Upon their maturity, we paid cash of U.S.$37 million to settle the forward contracts and we executed a new C$370 million intercompany debt arrangement and entered into new forward contracts for the related principal and interest cash flows. The total notional value of the new forward contracts was C$401 million at December 31, 2010. Interest of C$10 million and C$11 million was paid on November 30, 2011 and 2012, respectively, and the related forward contracts matured, resulting in a remaining notional value of C$380 million at December 31, 2012. The principal and C$10 million of interest are scheduled to be repaid on October 31, 2013. We designated these forward contracts as cash flow hedges. Gains or losses on the underlying hedged items attributable to foreign currency exchange risk are recognized in current earnings. Ineffectiveness has been included in other income and expense during each of the reported periods.

Electricity Commodity Derivatives

We use "receive fixed, pay variable" electricity commodity swaps to reduce the variability in our revenues and cash flows caused by fluctuations in the market prices for electricity. We hedged 672,360 megawatt hours, or approximately 26%, of Wheelabrator's 2010 merchant electricity sales, 1.55 million megawatt hours, or approximately 50%, of the segment's 2011 merchant electricity sales and 628,800 megawatt hours, or approximately 20%, of the segment's 2012 merchant electricity sales. The swaps executed through December 31, 2012 are expected to hedge about 1.6 million megawatt hours, or approximately 49%, of Wheelabrator's 2013 merchant electricity sales.

Amounts reported in other comprehensive income and accumulated other comprehensive income are reported net of tax. The following table summarizes the pre-tax impacts of our cash flow derivatives on our comprehensive income and results of operations (in millions):

Derivatives Designated as Cash Flow Hedges	Amount of Derivative Gain (Loss) Recognized in OCI (Effective Portion) Years Ended December 31, 2012	2011	2010	Statement of Operations Classification	Derivative Gain (Loss) Reclassified from AOCI into Income (Effective Portion) Years Ended December 31, 2012	2011	2010
Forward-starting interest rate swaps	$(27)	$(59)	$(33)	Interest expense	$ (3)	$(1)	$ —
Treasury rate locks	—	—	(11)	Interest expense	(7)	(7)	(8)
Foreign currency derivatives	(9)	1	(22)	Other income (expense)	(15)	4	(18)
Electricity commodity derivatives	—	8	(5)	Operating revenues (expense)	10	2	(4)
	$(36)	$(50)	$(71)		$(15)	$(2)	$(30)

There was no significant ineffectiveness associated with our cash flow hedges during the years ended December 31, 2012, 2011 or 2010.

Credit-Risk-Related Contingent Features

Our interest rate derivative instruments have in the past and may in the future contain provisions related to the Company's credit rating. These provisions generally provide that if the Company's credit rating were to fall to specified levels below investment grade, the counterparties have the ability to terminate the derivative agreements, resulting in settlement of all affected transactions. As of December 31, 2012 and 2011, we did not have any interest rate derivatives outstanding that contained these credit-risk related features.

9. Income Taxes

Provision for Income Taxes

Our "Provision for income taxes" consisted of the following (in millions):

	Years Ended December 31, 2012	2011	2010
Current:			
Federal	$268	$240	$354
State	72	38	99
Foreign	36	35	22
	376	313	475
Deferred:			
Federal	48	162	85
State	17	36	64
Foreign	2	—	5
	67	198	154
Provision for income taxes	$443	$511	$629

The U.S. federal statutory income tax rate is reconciled to the effective rate as follows:

	Years Ended December 31,		
	2012	2011	2010
Income tax expense at U.S. federal statutory rate	35.00%	35.00%	35.00%
State and local income taxes, net of federal income tax benefit	3.85	3.46	4.50
Miscellaneous federal tax credits	(4.13)	(3.29)	(1.67)
Noncontrolling interests	(1.16)	(1.11)	(1.05)
Taxing authority audit settlements and other tax adjustments	(0.02)	(0.47)	0.54
Nondeductible costs relating to acquired intangibles	0.06	0.08	0.11
Tax rate differential on foreign income	(0.96)	(0.70)	(0.39)
Cumulative effect of change in tax rates	0.18	0.12	1.74
Other	1.13	0.52	(0.25)
Provision for income taxes	33.95%	33.61%	38.53%

The comparability of our income taxes for the reported periods has been primarily affected by variations in our income before income taxes, tax audit settlements, changes in effective state and Canadian statutory tax rates, realization of federal and state net operating loss and credit carry-forwards, and miscellaneous federal tax credits. For financial reporting purposes, income before income taxes showing domestic and foreign sources was as follows (in millions) for the years ended December 31, 2012, 2011 and 2010:

	Years Ended December 31,		
	2012	2011	2010
Domestic	$1,175	$1,394	$1,517
Foreign	128	126	114
Income before income taxes	$1,303	$1,520	$1,631

Tax Audit Settlements — The Company and its subsidiaries file income tax returns in the United States, Canada and Puerto Rico, as well as various state and local jurisdictions. We are currently under audit by the IRS and from time to time we are audited by other taxing authorities. Our audits are in various stages of completion.

During 2012 we settled various tax audits. The settlement of these tax audits resulted in a reduction to our provision for income taxes of $10 million, or $0.02 per diluted share, for the year ended December 31, 2012.

During 2011 we settled various state tax audits. The settlement of these tax audits resulted in a reduction to our provision for income taxes of $12 million, or $0.03 per diluted share, for the year ended December 31, 2011.

During 2010, we settled the IRS audit for the 2009 tax year as well as various state tax audits. In addition, we finalized audits in Canada through 2005. The settlement of these tax audits resulted in a reduction to our provision for income taxes of $8 million, or $0.02 per diluted share, for the year ended December 31, 2010.

We are currently in the examination phase of IRS audits for the tax years 2012 and 2013 and expect these audits to be completed within the next 12 and 24 months, respectively. We participate in the IRS's Compliance Assurance Program, which means we work with the IRS throughout the year in order to resolve any material issues prior to the filing of our year-end tax return. We are also currently undergoing audits by various state and local jurisdictions that date back to 2000. We are not currently under audit in Canada and due to the expiration of statute of limitations all tax years prior to 2008 are closed. On July 28, 2011, we acquired Oakleaf, which is subject to IRS examinations for years dating back to 2009. Pursuant to the terms of our acquisition of Oakleaf, we are entitled to indemnification for Oakleaf's pre-acquisition tax liabilities.

State Tax Rate Changes — During 2011, our state deferred income taxes increased by $3 million to reflect the impact of changes in the estimated tax rate at which existing temporary differences will be realized. During 2010, our current state tax rate increased from 6.25% to 6.75% resulting in an increase to our provision for income taxes of $5 million. In addition, our state deferred income taxes increased $37 million to reflect the impact of changes in the estimated tax rate at which existing temporary differences will be realized. The increases in these rates are primarily due to changes in tax law.

Canadian Tax Rate Changes — During 2012, the provincial tax rates in Ontario were increased, which resulted in a $5 million tax expense as a result of the revaluation of the related deferred tax balances.

State Net Operating Loss and Credit Carry-Forwards — During 2012, 2011 and 2010, we utilized state net operating loss and credit carry-forwards resulting in a reduction to our provision for income taxes for those periods of $5 million, $4 million and $4 million, respectively.

Federal Net Operating Loss Carry-Forwards — During 2012 we recognized additional federal net operating loss, or NOL, carry-forwards resulting in a reduction to our provision for income taxes of $8 million. As a result of the acquisition of Oakleaf in 2011, we received income tax attributes (primarily federal and state net operating losses) and allocated a portion of the purchase price to these acquired assets. At the time of the acquisition, we fully recognized all of the tax attributes identified by the seller and concluded the realization of these attributes would not affect our overall provision for income taxes. In the third quarter of 2012, as a result of new information, we recognized the above referenced tax benefit related to additional Oakleaf federal net operating losses received in the acquisition.

Investment in Refined Coal Facility — In January 2011, we acquired a noncontrolling interest in a limited liability company, which was established to invest in and manage a refined coal facility in North Dakota. The facility's refinement processes qualify for federal tax credits that are expected to be realized through 2019 in accordance with Section 45 of the Internal Revenue Code. Our initial consideration for this investment consisted of a cash payment of $48 million.

We account for our investment in this entity using the equity method of accounting, recognizing our share of the entity's results and other reductions in "Equity in net losses of unconsolidated entities," within our Consolidated Statement of Operations. During the years ended December 31, 2012 and 2011, we recognized $7 million and $6 million, respectively, of net losses resulting from our share of the entity's operating losses. Our tax provision for the years ended December 31, 2012 and 2011was reduced by $21 million and $17 million, respectively, primarily as a result of tax credits realized from this investment. See Note 20 for additional information related to this investment.

Investment in Federal Low-income Housing Tax Credits — In April 2010, we acquired a noncontrolling interest in a limited liability company established to invest in and manage low-income housing properties. The entity's low-income housing investments qualify for federal tax credits that are expected to be realized through 2020 in accordance with Section 42 of the Internal Revenue Code.

We account for our investment in this entity using the equity method of accounting. We recognize our share of the entity's results and reductions in value of our investment in "Equity in net losses of unconsolidated entities," within our Consolidated Statement of Operations. The value of our investment decreases as the tax credits are generated and utilized. During the years ended December 31, 2012, 2011 and 2010, we recognized $24 million, $23 million and $19 million of losses relating to our equity investment in this entity, $7 million, $8 million and $5 million of interest expense, and a reduction in our tax provision of $38 million (including $26 million of tax credits), $38 million (including $26 million of tax credits) and $26 million (including $16 million of tax credits), respectively. See Note 20 for additional information related to this investment.

Unremitted Earnings in Foreign Subsidiaries — At December 31, 2012, remaining unremitted earnings in foreign operations were approximately $850 million, which are considered permanently invested and, therefore, no provision for U.S. income taxes has been accrued for these unremitted earnings. Determination of the unrecognized deferred U.S. income tax liability is not practicable due to uncertainties related to the timing and source of any potential distribution of such funds, along with other important factors such as the amount of associated foreign tax credits.

Deferred Tax Assets (Liabilities)

The components of the net deferred tax assets (liabilities) at December 31 are as follows (in millions):

	December 31,	
	2012	2011
Deferred tax assets:		
Net operating loss, capital loss and tax credit carry-forwards	$ 189	$ 175
Landfill and environmental remediation liabilities	—	17
Miscellaneous and other reserves, net	301	286
Subtotal	490	478
Valuation allowance	(120)	(100)
Deferred tax liabilities:		
Landfill and environmental remediation liabilities	(11)	—
Property and equipment	(1,180)	(1,204)
Goodwill and other intangibles	(1,050)	(980)
Net deferred tax liabilities	$(1,871)	$(1,806)

The valuation allowance increased by $20 million in 2012 due to changes in our capital loss carry-forward and changes in our state NOL and credit carry-forwards.

At December 31, 2012, we had $91 million of federal NOL carry-forwards and $1.6 billion of state NOL carry-forwards. The federal and state NOL carry-forwards have expiration dates through the year 2032. We also have a $104 million capital loss carry-forward that expires in 2014. In addition, we have $42 million of state tax credit carry-forwards at December 31, 2012.

We have established valuation allowances for uncertainties in realizing the benefit of certain tax loss and credit carry-forwards and other deferred tax assets. While we expect to realize the deferred tax assets, net of the valuation allowances, changes in estimates of future taxable income or in tax laws may alter this expectation.

Liabilities for Uncertain Tax Positions

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits, including accrued interest for 2012, 2011 and 2010 is as follows (in millions):

	2012	2011	2010
Balance at January 1	$49	$ 53	$ 75
Additions based on tax positions related to the current year	15	9	5
Additions based on tax positions of prior years	—	—	—
Additions due to acquisitions	—	2	—
Accrued interest	2	2	3
Reductions for tax positions of prior years	(1)	—	(1)
Settlements	(4)	(10)	(23)
Lapse of statute of limitations	(7)	(7)	(6)
Balance at December 31	$54	$ 49	$ 53

These liabilities are primarily included as a component of long-term "Other liabilities" in our Consolidated Balance Sheets because the Company generally does not anticipate that settlement of the liabilities will require payment of cash within the next twelve months. As of December 31, 2012, $38 million of net unrecognized tax benefits, if recognized in future periods, would impact our effective tax rate.

We recognize interest expense related to unrecognized tax benefits in tax expense. During the years ended December 31, 2012, 2011 and 2010 we recognized approximately $2 million, $2 million and $3 million, respectively, of such interest expense as a component of our provision for income taxes. We had approximately $7 million of accrued interest in our Consolidated Balance Sheets as of December 31, 2012 and 2011. We do not have any accrued liabilities or expense for penalties related to unrecognized tax benefits for the years ended December 31, 2012, 2011 and 2010.

We are not able to reasonably estimate when we would make any cash payments required to settle these liabilities, but we do not believe that the ultimate settlement of our obligations will materially affect our liquidity. We anticipate that approximately $14 million of liabilities for unrecognized tax benefits, including accrued interest, and $3 million of related deferred tax assets may be reversed within the next 12 months. The anticipated reversals are related to state tax items, none of which are material, and are expected to result from audit settlements or the expiration of the applicable statute of limitations period. In addition, there are federal items related to the tax implications of the book impairments discussed in Note 13 that also are anticipated to reverse within the next 12 months.

Recent Legislation

The American Taxpayer Relief Act of 2012 was signed into law on January 2, 2013 and includes an extension for one year of the 50% bonus depreciation allowance. The provision specifically applies to qualifying property placed in service before January 1, 2014. The acceleration of deductions on 2012 qualifying capital expenditures resulting from the bonus depreciation provision had no impact on our 2012 effective tax rate.

10. Employee Benefit Plans

Defined Contribution Plans — Our Waste Management retirement savings plans are 401(k) plans that cover employees, except those working subject to collective bargaining agreements that do not allow for coverage under such plans. Employees are generally eligible to participate in the plans following a 90-day waiting period after hire and may contribute as much as 25% of their annual compensation, subject to annual contribution limitations established by the IRS. Under our largest retirement savings plan, we match, in cash, 100% of employee contributions on the first 3% of their eligible compensation and 50% of employee contributions on the next 3% of their eligible compensation, resulting in a maximum match of 4.5%. Both employee and Company contributions vest immediately. Charges to "Operating" and "Selling, general and administrative" expenses for our defined contribution plans were $63 million in 2012, $61 million in 2011 and $55 million in 2010.

Defined Benefit Plans (other than multiemployer defined benefit plans discussed below) — Certain of the Company's subsidiaries sponsor pension plans that cover employees not otherwise covered by the Waste Management retirement savings plans. These employees are members of collective bargaining units. In addition, Wheelabrator Technologies Inc., a wholly-owned subsidiary, sponsors a pension plan for its former executives and former Board members. As of December 31, 2012, the combined benefit obligation of these pension plans was $105 million, and the plans had $73 million of plan assets, resulting in an unfunded benefit obligation for these plans of $32 million.

In addition, WM Holdings and certain of its subsidiaries provided post-retirement health care and other benefits to eligible employees. In conjunction with our acquisition of WM Holdings in July 1998, we limited participation in these plans to participating retired employees as of December 31, 1998. The unfunded benefit obligation for these plans was $40 million at December 31, 2012.

Our accrued benefit liabilities for our defined benefit pension and other post-retirement plans are $72 million as of December 31, 2012 and are included as components of "Accrued liabilities" and long-term "Other liabilities" in our Consolidated Balance Sheet.

Multiemployer Defined Benefit Pension Plans — We are a participating employer in a number of trustee-managed multiemployer, defined benefit pension plans for employees who participate in collective bargaining agreements. The risks of participating in these multiemployer plans are different from single-employer plans in that (i) assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers; (ii) if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be required to be assumed by the remaining participating employers; and (iii) if we choose to stop participating in any of our multiemployer plans, we may be required to pay those plans a withdrawal amount based on the underfunded status of the plan. The following table outlines our participation in multiemployer plans considered to be individually significant (dollar amounts in millions):

Pension Fund	EIN/Pension Plan Number	Pension Protection Act Reported Status(a)		FIP/RP Status(b),(c)	Company Contributions(d)			Expiration Date of Collective Bargaining Agreement
		2012	2011		2012	2011	2010	
Automotive Industries Pension Plan	EIN: 94-1133245; Plan Number: 001	Critical	Critical	Implemented	$ 1	$ 1	$ 1	Various dates through 8/31/2014
Central States, Southeast and Southwest Areas Pension Plan	EIN: 36-6044243; Plan Number: 001	Critical	Critical	Implemented	—	—	—	(e)
Distributors Association Warehousemens Pension Trust	EIN: 94-0294755 Plan Number: 002	Critical as of 5/31/2011	Critical as of 5/31/2010	Implemented	1	1	1	5/31/2010; negotiations ongoing
Local 731 Private Scavengers and Garage Attendants Pension Trust Fund	EIN: 36-6513567; Plan Number: 001	Endangered as of 9/30/2011	Endangered as of 9/30/2010	Implemented	5	4	4	9/30/2013 and 9/30/2014
New England Teamsters and Trucking Industry Pension Fund	EIN: 04-6372430; Plan Number: 001	Critical as of 9/30/2011	Critical as of 9/30/2010	Implemented	—	—	—	2/28/2013
Suburban Teamsters of Northern Illinois Pension Plan	EIN: 36-6155778; Plan Number: 001	Critical	Critical	Implemented	2	2	2	Various dates through 3/31/2015
Teamsters Employers Local 945 Pension Fund	EIN: 22-6196388; Plan Number: 001	Critical	Critical	Implemented	—	—	—	Various dates through 12/31/2015
Western Conference of Teamsters Pension Plan	EIN: 91-6145047; Plan Number: 001	Not Endangered or Critical	Not Endangered or Critical	Not Applicable	22	20	20	Various dates through 5/31/2018
Western Pennsylvania Teamsters and Employers Pension Plan	EIN: 25-6029946; Plan Number: 001	Critical	Critical	Implemented	1	1	1	12/31/2016
					$32	$29	$29	
Contributions to other multiemployer pension plans					7	7	7	
Total contributions to multiemployer pension plans					$39	$36	$36	

(a) Unless otherwise noted in the table, the most recent Pension Protection Act zone status available in 2012 and 2011 is for the plan's year-end at December 31, 2011 and 2010, respectively. The zone status is based on information that we received from the plan and is certified by the plan's actuary. As defined in the Pension Protection Act of 2006, among other factors, plans reported as critical are generally less than 65% funded and plans reported as endangered are generally less than 80% funded.

(b) The "FIP/RP Status" column indicates plans for which a Funding Improvement Plan ("FIP") or a Rehabilitation Plan ("RP") is either pending or has been implemented.

(c) A multiemployer defined benefit pension plan that has been certified as endangered, seriously endangered or critical may begin to levy a statutory surcharge on contribution rates. Once authorized, the surcharge is at the rate of 5% for the first 12 months and 10% for any periods thereafter. Contributing employers, however, may eliminate the surcharge by entering into a collective bargaining agreement that meets the requirements of the applicable FIP or RP.

(d) The Company was listed in the Form 5500 as providing more than 5% of the total contributions for each of the following plans and plan years:

	Year Contributions to Plan Exceeded 5% of Total Contributions (as of Plan's Year End)
Distributors Association Warehousemens Pension Trust	5/31/2011 and 5/31/2010
Local 731 Private Scavengers and Garage Attendants Pension Trust Fund	9/30/2011 and 9/30/2010
Suburban Teamsters of Northern Illinois Pension Plan	12/31/2011 and 12/31/2010

At the date the financial statements were issued, Forms 5500 were not available for the plan years ended in 2012.

(e) While the subject of pending litigation, the Company has no collective bargaining agreements remaining that require contributions to this fund.

Our portion of the projected benefit obligation, plan assets and unfunded liability of the multiemployer pension plans is not material to our financial position. However, the failure of participating employers to remain solvent could affect our portion of the plans' unfunded liability. Specific benefit levels provided by union pension plans are not negotiated with or known by the employer contributors.

In connection with our ongoing renegotiations of various collective bargaining agreements, we may discuss and negotiate for the complete or partial withdrawal from one or more of these pension plans. If we elect to withdraw from these plans, we may incur expenses associated with our obligations for unfunded vested benefits at the time of the withdrawal. As discussed in Note 11, in 2012 and 2010, we recognized aggregate charges of $10 million and $26 million, respectively, to "Operating" expenses for the withdrawal of certain bargaining units from multiemployer pension plans.

11. Commitments and Contingencies

Financial Instruments — We have obtained letters of credit, performance bonds and insurance policies and have established trust funds and issued financial guarantees to support tax-exempt bonds, contracts, performance of landfill final capping, closure and post-closure requirements, environmental remediation, and other obligations. Letters of credit generally are supported by our revolving credit facility and other credit facilities established for that purpose. These facilities are discussed further in Note 7. We obtain surety bonds and insurance policies from an entity in which we have a noncontrolling financial interest. We also obtain insurance from a wholly-owned insurance company, the sole business of which is to issue policies for us. In those instances where our use of financial assurance from entities we own or have financial interests in is not allowed, we have available alternative financial assurance mechanisms.

Management does not expect that any claims against or draws on these instruments would have a material adverse effect on our consolidated financial statements. We have not experienced any unmanageable difficulty in obtaining the required financial assurance instruments for our current operations. In an ongoing effort to mitigate risks of future cost increases and reductions in available capacity, we continue to evaluate various options to access cost-effective sources of financial assurance.

Insurance — We carry insurance coverage for protection of our assets and operations from certain risks including automobile liability, general liability, real and personal property, workers' compensation, directors' and officers' liability, pollution legal liability and other coverages we believe are customary to the industry. Our exposure to loss for insurance claims is generally limited to the per incident deductible under the related insurance policy. Our exposure, however, could increase if our insurers are unable to meet their commitments on a timely basis.

We have retained a significant portion of the risks related to our automobile, general liability and workers' compensation claims programs. "General liability" refers to the self-insured portion of specific third party claims made against us that may be covered under our commercial General Liability Insurance Policy. For our self-insured retentions, the exposure for unpaid claims and associated expenses, including incurred but not reported losses, is based on an actuarial valuation and internal estimates. The accruals for these liabilities could be revised if future occurrences or loss development significantly differ from our assumptions used. As of December 31, 2012, our commercial General Liability Insurance Policy carried self-insurance exposures of up to $2.5 million per incident and our workers' compensation insurance program carried self-insurance exposures of up to $5 million per incident. As of December 31, 2012, our auto liability insurance program included a per-incident base deductible of $5 million, subject to additional deductibles of $4.8 million in the $5 million to $10 million layer. Self-insurance claims reserves acquired as part of our acquisition of WM Holdings in July 1998 were discounted at 1.75% at December 31, 2012, 2.0% at December 31, 2011 and 3.50% at December 31, 2010. The changes to our net insurance liabilities for the three years ended December 31, 2012 are summarized below (in millions):

	Gross Claims Liability	Receivables Associated with Insured Claims(a)	Net Claims Liability
Balance, December 31, 2009	$ 541	$(194)	$ 347
Self-insurance expense (benefit)	179	(38)	141
Cash (paid) received	(197)	62	(135)
Balance, December 31, 2010	523	(170)	353
Self-insurance expense (benefit)	176	(14)	162
Cash (paid) received	(188)	23	(165)
Balance, December 31, 2011	511	(161)	350
Self-insurance expense (benefit)	222	(59)	163
Cash (paid) received	(164)	18	(146)
Balance, December 31, 2012(b)	$ 569	$(202)	$ 367
Current portion at December 31, 2012	$ 109	$ (19)	$ 90
Long-term portion at December 31, 2012	$ 460	$(183)	$ 277

(a) Amounts reported as receivables associated with insured claims are related to both paid and unpaid claims liabilities.

(b) We currently expect substantially all of our net claims liability to be settled in cash over the next five years.

The Directors' and Officers' Liability Insurance policy we choose to maintain covers only individual executive liability, often referred to as "Broad Form Side A," and does not provide corporate reimbursement coverage, often referred to as "Side B." The Side A policy covers directors and officers directly for loss, including defense costs, when corporate indemnification is unavailable. Side A-only coverage cannot be exhausted by payments to the Company, as the Company is not insured for any money it advances for defense costs or pays as indemnity to the insured directors and officers.

We do not expect the impact of any known casualty, property, environmental or other contingency to have a material impact on our financial condition, results of operations or cash flows.

Operating Leases — Rental expense for leased properties was $180 million during 2012, $138 million during 2011 and $121 million during 2010. Minimum contractual payments due for our operating lease obligations are $106 million in 2013, $92 million in 2014, $78 million in 2015, $61 million in 2016, $54 million in 2017 and $465 million thereafter.

Our minimum contractual payments for lease agreements during future periods is significantly less than current year rent expense due to short-term leases and because our significant lease agreements at landfills have variable terms based either on a percentage of revenue or a rate per ton of waste received.

Other Commitments

- *Fuel Supply* — We have purchase agreements expiring at various dates through 2025 that require us to purchase minimum amounts of wood waste, anthracite coal waste (culm) and conventional fuels at our independent power production plants. These fuel supplies are used to produce steam that is sold to industrial and commercial users and electricity that is sold to electric utilities, which is generally subject to the terms and conditions of long-term contracts. Our purchase agreements have been established based on the plants' anticipated fuel supply needs to meet the demands of our customers under these long-term electricity sale contracts. Under our fuel supply take-or-pay contracts, we are generally obligated to pay for a minimum amount of waste or conventional fuel at a stated rate even if such quantities are not required in our operations.

- *Disposal* — We have several agreements expiring at various dates through 2052 that require us to dispose of a minimum number of tons at third-party disposal facilities. Under these put-or-pay agreements, we are required to pay for the agreed upon minimum volumes regardless of the actual number of tons placed at the facilities. We generally fulfill our minimum contractual obligations by disposing of volumes collected in the ordinary course of business at these disposal facilities.

- *Waste Paper* — We are party to waste paper purchase agreements expiring at various dates through 2017 that require us to purchase a minimum number of tons of waste paper. The cost per ton we pay is based on market prices.

- *Royalties* — We have various arrangements that require us to make royalty payments to third parties including prior land owners, lessors or host communities where our operations are located. Our obligations generally are based on per ton rates for waste actually received at our transfer stations, landfills or waste-to-energy facilities. Royalty agreements that are non-cancelable and require fixed or minimum payments are recorded as obligations in our Consolidated Balance Sheet.

Our unconditional obligations are established in the ordinary course of our business and are structured in a manner that provides us with access to important resources at competitive, market-driven rates. Our actual future minimum obligations under these outstanding agreements are generally quantity driven and, as a result, our associated financial obligations are not fixed as of December 31, 2012. For contracts that require us to purchase minimum quantities of goods or services, we have estimated our future minimum obligations based on the current market values of the underlying products or services. As of December 31, 2012, our estimated minimum obligations for the above-described purchase obligations, which are not recognized in our Consolidated Balance Sheet, were $135 million in 2013, $83 million in 2014, $43 million in 2015, $24 million in 2016, $16 million in 2017 and $230 million thereafter. We currently expect the products and services provided by these agreements to continue to meet the needs of our ongoing operations. Therefore, we do not expect these established arrangements to materially impact our future financial position, results of operations or cash flows.

Credit Commitments — In the first quarter of 2012, we formed a U.K. joint venture, together with a commercial waste management company, to develop a waste-to-energy and recycling facility in England. In connection with this investment, we are committed to provide funding up to £57 million, or $93 million based on the exchange rate as of December 31, 2012, to be used for the development and construction of the facility. Additional information related to this investment is included in Note 20.

Additionally, in the second quarter of 2012, we invested in another U.K. joint venture, together with an electric utility company, to develop a waste-to-energy and recycling facility in England. In connection with this investment, we are committed to provide funding up to £156 million, or $253 million based upon the exchange rates at December 31, 2012, to be used for the development and construction of the facility. Through December 31, 2012, we had funded approximately £34 million, or $54 million, through loans.

In 2011, we made a noncontrolling equity investment in an entity focused on the conversion of municipal solid waste into advanced bio-fuels. In connection with this investment, we agreed to provide the entity with a secured loan facility whereby we would fund up to $70 million to support the construction of the entity's first bio-fuel facility. Our obligation to fund this secured loan agreement is contingent upon the satisfaction of certain conditions by the borrower. The borrower has until November 2014 to draw on the facility and must repay the loan over a term not to exceed 12 years from the plant's commencement of commercial operations.

Guarantees — We have entered into the following guarantee agreements associated with our operations:

- As of December 31, 2012, WM Holdings has fully and unconditionally guaranteed all of WM's senior indebtedness, including its senior notes, revolving credit agreement and certain letter of credit facilities, which mature through 2039. WM has fully and unconditionally guaranteed the senior indebtedness of WM Holdings, which matures in 2026. Performance under these guarantee agreements would be required if either party defaulted on their respective obligations. No additional liabilities have been recorded for these guarantees because the underlying obligations are reflected in our Consolidated Balance Sheets. See Note 23 for further information.

- WM and WM Holdings have guaranteed the tax-exempt bonds and other debt obligations of their subsidiaries. If a subsidiary fails to meet its obligations associated with its debt agreements as they come due, WM or WM Holdings will be required to perform under the related guarantee agreement. No additional liabilities have been recorded for these guarantees because the underlying obligations are reflected in our Consolidated Balance Sheets. See Note 7 for information related to the balances and maturities of our tax-exempt bonds.

- We have guaranteed certain financial obligations of unconsolidated entities. The related obligations, which mature through 2020, are not recorded on our Consolidated Balance Sheets. As of December 31, 2012, our maximum future payments associated with these guarantees are approximately $9 million. We do not believe that it is likely that we will be required to perform under these guarantees.

- Certain of our subsidiaries have guaranteed the market or contractually-determined value of certain homeowners' properties that are adjacent to certain of our landfills. These guarantee agreements extend over the life of the respective landfill. Under these agreements, we would be responsible for the difference, if any, between the sale value and the guaranteed market or contractually-determined value of the homeowners' properties. As of December 31, 2012, we have agreements guaranteeing certain market value losses for approximately 850 homeowners' properties adjacent to or near 20 of our landfills. We do not believe that these contingent obligations will have a material effect on our financial position, results of operations or cash flows.

- We have indemnified the purchasers of businesses or divested assets for the occurrence of specified events under certain of our divestiture agreements. Other than certain identified items that are currently recorded as obligations, we do not believe that it is possible to determine the contingent obligations associated with these indemnities. Additionally, under certain of our acquisition agreements, we have provided for additional consideration to be paid to the sellers if established financial targets are achieved post-closing. We have recognized liabilities for these contingent obligations based on an estimate of the fair value of these contingencies at the time of acquisition. Contingent obligations related to indemnifications arising from our divestitures and contingent consideration provided for by our acquisitions are not expected to be material to our financial position, results of operations or cash flows.

- WM and WM Holdings guarantee the service, lease, financial and general operating obligations of certain of their subsidiaries. If such a subsidiary fails to meet its contractual obligations as they come due, the guarantor has an unconditional obligation to perform on its behalf. No additional liability has been recorded for service, financial or general operating guarantees because the subsidiaries' obligations are properly accounted for as costs of operations as services are provided or general operating obligations as incurred. No additional liability has been recorded for the lease guarantees because the subsidiaries' obligations are properly accounted for as operating or capital leases, as appropriate.

We currently do not believe it is reasonably likely that we would be called upon to perform under these guarantees and do not believe that any of the obligations would have a material effect on our financial position, results of operations or cash flows.

Environmental Matters — A significant portion of our operating costs and capital expenditures could be characterized as costs of environmental protection as we are subject to an array of laws and regulations relating to the protection of the environment. Under current laws and regulations, we may have liabilities for environmental damage caused by our operations, or for damage caused by conditions that existed before we acquired a site. In addition to remediation activity required by state or local authorities, such liabilities include potentially responsible party, or PRP, investigations. The costs associated with these liabilities can include settlements, certain legal and consultant fees, as well as incremental internal and external costs directly associated with site investigation and clean-up.

As of December 31, 2012, we had been notified that we are a PRP in connection with 80 locations listed on the EPA's Superfund National Priorities List, or NPL. Of the 80 sites at which claims have been made against us, 16 are sites we own. Each of the NPL sites we own was initially developed by others as a landfill disposal facility. At each of these facilities, we are working in conjunction with the government to characterize or remediate identified site problems, and we have either agreed with other legally liable parties on an arrangement for sharing the costs of remediation or are working toward a cost-sharing agreement. We generally expect to receive any amounts due from other participating parties at or near the time that we make the remedial expenditures. The other 64 NPL sites, which we do not own, are at various procedural stages under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, known as CERCLA or Superfund.

The majority of these proceedings involving NPL sites that we do not own are based on allegations that certain of our subsidiaries (or their predecessors) transported hazardous substances to the sites, often prior to our acquisition of these subsidiaries. CERCLA generally provides for liability for those parties owning, operating, transporting to or disposing at the sites. Proceedings arising under Superfund typically involve numerous waste generators and other waste transportation and disposal companies and seek to allocate or recover costs associated with site investigation and remediation, which costs could be substantial and could have a material adverse effect on our consolidated financial statements. At some of the sites at which we have been identified as a PRP, our liability is well defined as a consequence of a governmental decision and an agreement among liable parties as to the share each will pay for implementing that remedy. At other sites, where no remedy has been selected or the liable parties have been unable to agree on an appropriate allocation, our future costs are uncertain.

Item 103 of the SEC's Regulation S-K requires disclosure of certain environmental matters when a governmental authority is a party to the proceedings, or such proceedings are known to be contemplated, unless we reasonably believe that the matter will result in no monetary sanctions, or in monetary sanctions, exclusive of interest and costs, of less than $100,000. The following matters are disclosed in accordance with that requirement. We do not currently believe that the eventual outcome of any such matters, individually or in the aggregate, could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

On April 4, 2006, the EPA issued a Notice of Violation ("NOV") to Waste Management of Hawaii, Inc., an indirect wholly-owned subsidiary of WM, and to the City and County of Honolulu for alleged violations of the federal Clean Air Act, based on alleged failure to submit certain reports and design plans required by the EPA, and the failure to begin and timely complete the installation of a gas collection and control system ("GCCS") for the Waimanalo Gulch Sanitary Landfill on Oahu. The EPA has also indicated that it will seek penalties and injunctive relief as part of the NOV enforcement for elevated landfill temperatures that were recorded after installation of the GCCS. The parties have been in confidential settlement negotiations. Pursuant to an indemnity agreement, any penalty assessed will be paid by the Company, and not by the City and County of Honolulu.

On December 22, 2011, the Harris County Attorney in Houston, Texas filed suit against McGinnes Industrial Maintenance Corporation ("MIMC"), WM and Waste Management of Texas, Inc., et. al, seeking civil penalties and attorneys' fees for alleged violations of the Texas Water Code and the Texas Health and Safety Code. The County's Original Petition pending in the District Court of Harris County, Texas alleges the mismanagement of certain waste pits that were operated from 1965 to 1966 by MIMC. In 1998, a predecessor of WM acquired the stock of the parent entity of MIMC.

On April 20, 2012, the Pennsylvania Department of Environmental Protection ("PADEP") transmitted a proposed Consent Order and Agreement to Waste Management Disposal Services of Pennsylvania, Inc. ("WMDSP"), an indirect wholly-owned subsidiary of WM, for alleged violations of Pennsylvania solid waste regulations, including certain operations failures, at the Northwest Sanitary Landfill. In December 2012, WMDSP entered into a consent order with PADEP requiring corrective action and paid a penalty of $290,000 to resolve the alleged violations.

Additionally, the United States Attorney's Office for the District of Hawaii has commenced an investigation prompted by allegations of violations of the federal Clean Water Act involving discharge of stormwater at the Waimanalo Gulch Sanitary Landfill, located on Oahu, in connection with three major storm events in December 2010 and January 2011. No formal enforcement action has been brought against the Company. While we could potentially be subject to sanctions, including requirements to pay monetary penalties, in connection with a future proceeding that may arise from the investigation, a range of loss cannot currently be estimated because no proceeding has yet commenced and significant factual and legal issues remain. We are cooperating with the U.S. Attorney's Office.

Litigation — In April 2002, certain former participants in the ERISA plans of WM Holdings filed a lawsuit in the U.S. District Court for the District of Columbia in a case entitled *William S. Harris, et al. v. James E. Koenig, et al.* The lawsuit attempts to increase the recovery of a class of ERISA plan participants on behalf of the plan based on allegations related to both the events alleged in, and the settlements relating to, the securities class action against WM Holdings that was settled in 1998, the litigation against WM in Texas that was settled in 2002, as well as the decision to offer WM common stock as an investment option within the plan beginning in 1990, despite alleged knowledge by at least two members of the investment committee of financial misstatement by WM during the relevant time period.

During the second quarter of 2010, the Court dismissed certain claims against individual defendants, including all claims against each of the current members of our Board of Directors. Previously, plaintiffs dismissed all claims related to the settlement of the securities class action against WM that was settled in 2002, and the court certified a limited class of participants who may bring claims on behalf of the plan, but not individually. During the third quarter of 2011, the Court ruled in favor of WM and two former employees dismissing all claims brought by the plaintiffs related to the decision to offer WM stock as an investment option within the plan. We have reached a settlement with the plaintiffs on this matter, with a proposed class settlement agreement preliminarily approved by the Court on November 15, 2012. We anticipate final approval of the settlement at a hearing scheduled for March 18, 2013. The settlement will not have a material adverse effect on the Company's business, financial condition, results of operations, or cash flows.

In October 2011 and January 2012, we were named as a defendant in a purported class action in the Circuit Court of Sarasota County, Florida and the Circuit Court of Lawrence County Alabama, respectively. These cases primarily pertain to our fuel and environmental charges included on our invoices, generally alleging that such charges were not properly disclosed, were unfair and were contrary to the customer service contracts. The law firm that filed these lawsuits had filed, in 2008, a purported class action against subsidiaries of WM in Bullock County, Alabama, making similar allegations. The prior Alabama suit was removed to federal court, where the federal court ultimately dismissed the plaintiffs' national class action claims. The plaintiffs then elected to dismiss the case without prejudice. We will vigorously defend against these pending lawsuits. Given the inherent uncertainties of litigation, including the early stage of these cases, the unknown size of any potential class, and legal and factual issues in dispute, the outcome of these cases cannot be predicted and a range of loss cannot currently be estimated.

From time to time, we are also named as defendants in personal injury and property damage lawsuits, including purported class actions, on the basis of having owned, operated or transported waste to a disposal facility that is alleged to have contaminated the environment or, in certain cases, on the basis of having conducted environmental remediation activities at sites. Some of the lawsuits may seek to have us pay the costs of monitoring of allegedly affected sites and health care examinations of allegedly affected persons for a substantial period of time even where no actual damage is proven. While we believe we have meritorious defenses to these lawsuits, the ultimate resolution is often substantially uncertain due to the difficulty of determining the cause, extent and impact of alleged contamination (which may have occurred over a long period of time), the potential for successive groups of complainants to emerge, the diversity of the individual plaintiffs' circumstances, and the potential contribution or indemnification obligations of co-defendants or other third parties, among other factors. Additionally, we often enter into contractual arrangements with landowners imposing obligations on us to meet certain regulatory or contractual conditions upon site closure or upon termination of the agreements. Compliance with these arrangements is inherently subject to subjective determinations and may result in disputes, including litigation.

As a large company with operations across the United States and Canada, we are subject to various proceedings, lawsuits, disputes and claims arising in the ordinary course of our business. Many of these actions raise complex factual and legal issues and are subject to uncertainties. Actions filed against us include commercial, customer, and employment-related claims, including purported class action lawsuits related to our sales and marketing practices and our customer service agreements and purported class actions involving federal and state wage and hour and other laws. The plaintiffs in some actions seek unspecified damages or injunctive relief, or both. These actions are in various procedural stages, and some are covered in part by insurance. We currently do not believe that the eventual outcome of any such actions could have a material adverse effect on the Company's business, financial condition, results of operations, or cash flows.

WM's charter and bylaws provide that WM shall indemnify against all liabilities and expenses, and upon request shall advance expenses to, any person who is subject to a pending or threatened proceeding because such person is a director or officer of the Company. Such indemnification is required to the maximum extent permitted under Delaware law. Accordingly, the director or officer must execute an undertaking to reimburse the Company for any fees advanced if it is later determined that the director or officer was not entitled to have such fees advanced under Delaware law. Additionally, WM has entered into separate indemnification agreements with each of the members of its Board of Directors, its Chief Executive Officer and each of its executive vice presidents. Additionally, the employment agreements between WM and its Chief Executive Officer and other executive and senior vice presidents contain a direct contractual obligation of the Company to provide indemnification to the executive. The Company may incur substantial expenses in connection with the fulfillment of its advancement of costs and indemnification obligations in connection with current actions involving former officers of the Company or its subsidiaries or other actions or proceedings that may be brought against its former or current officers, directors and employees.

Multiemployer Defined Benefit Pension Plans — About 20% of our workforce is covered by collective bargaining agreements with various union locals across the United States and Canada. As a result of some of these agreements, certain of our subsidiaries are participating employers in a number of trustee-managed multiemployer defined benefit pension plans for the affected employees. Refer to Note 10 for additional information about our participation in multiemployer defined benefit pension plans considered individually significant. In connection with our ongoing renegotiation of various collective bargaining agreements, we may discuss and negotiate for the complete or partial withdrawal from one or more of these pension plans. A complete or partial withdrawal from a multiemployer pension plan may also occur if employees covered by a collective bargaining agreement vote to decertify a union from continuing to represent them.

One of the most significant multiemployer pension plans in which we have participated is the Central States, Southeast and Southwest Areas Pension Plan ("Central States Pension Plan"). The Central States Pension Plan is in "critical status," as defined by the Pension Protection Act of 2006. Since 2008, certain of our affiliates have bargained to remove covered employees from the Central States Pension Plan, resulting in a series of withdrawals. We recognized charges to "Operating" expenses of $10 million in 2012 and $26 million in 2010 associated with the withdrawal of certain bargaining units from underfunded multiemployer pension plans. Our partial withdrawal from the Central States Pension Plan accounted for all of our 2010 charges. In October 2011, employees at the last of our affiliates with active participants in the Central States Pension Plan voted to decertify the union that represented them, withdrawing themselves from the Central States Pension Plan.

We are still negotiating and litigating final resolutions of our withdrawal liability for previous withdrawals, including our withdrawal from the Central States Pension Plan mentioned above, but we do not believe any additional liability above the charges we have already recognized for such previous withdrawals could be material to the Company's business, financial condition, results of operations or cash flows. We also do not believe that any future withdrawals, individually or in the aggregate, from the multiemployer plans to which we contribute, could have a material adverse effect on our business, financial condition or liquidity. However, such withdrawals could have a material adverse effect on our results of operations or cash flows for a particular reporting period, depending on the number of employees withdrawn in any future period and the financial condition of the multiemployer plan(s) at the time of such withdrawal(s).

Tax Matters — We are currently in the examination phase of IRS audits for the tax years 2012 and 2013 and expect these audits to be completed within the next 12 and 24 months, respectively. We participate in the IRS's Compliance Assurance Program, which means we work with the IRS throughout the year in order to resolve any material issues prior to the filing of our year-end tax return. We are also currently undergoing audits by various state and local jurisdictions that date back to 2000. We are not currently under audit in Canada and due to the expiration of statute of limitations all tax years prior to 2008 are closed. On July 28, 2011, we acquired Oakleaf, which is subject to IRS examinations for years dating back to 2009. Pursuant to the terms of our acquisition of Oakleaf, we are entitled to indemnification for Oakleaf's pre-acquisition tax liabilities. We maintain a liability for uncertain tax positions, the balance of which management believes is adequate. Results of audit assessments by taxing authorities are not currently expected to have a material adverse impact on our results of operations or cash flows.

12. Restructuring

2012 Restructurings — In July 2012, we announced a reorganization of operations, designed to streamline management and staff support and reduce our cost structure, while not disrupting our front-line operations. Principal organizational changes included removing the management layer of our four geographic Groups, each of which previously constituted a reportable segment, and consolidating and reducing the number of our geographic Areas through which we evaluate and oversee our Solid Waste subsidiaries from 22 to 17. This reorganization eliminated approximately 700 employee positions throughout the Company, including positions at both the management and support level. Voluntary separation arrangements were offered to many in management.

Additionally, in 2012, we recognized employee severance and benefits restructuring charges associated with the reorganization of Oakleaf discussed below that began in 2011 along with certain other actions taken by the Company in early 2012.

During the year ended December 31, 2012, we recognized a total of $67 million of pre-tax restructuring charges, of which $56 million were related to employee severance and benefit costs associated with these reorganizations. The remaining charges were primarily related to operating lease obligations for property that will no longer be utilized. We do not expect additional charges related to the 2012 restructurings to be material. The following table summarizes the employee severance and benefit costs and other charges recognized for this restructuring for the year ended December 31, 2012 (in millions):

Solid Waste	$19
Wheelabrator	3
Corporate and Other	45
Total	$67

2011 Restructurings — Beginning in July 2011, we took steps to streamline our organization as part of our cost savings programs. This reorganization eliminated over 700 employee positions throughout the Company, including approximately 300 open positions. Additionally, subsequent to our acquisition of Oakleaf, we incurred charges in connection with restructuring that organization. During the year ended December 31, 2011, we recognized a total of $19 million of pre-tax restructuring charges, of which $18 million were related to employee severance and benefit costs. The remaining charges were primarily related to operating lease obligations for property that will no longer be utilized. The following table summarizes the employee severance and benefit costs and other charges recognized for the year ended December 31, 2011 (in millions):

Solid Waste	$10
Wheelabrator	1
Corporate and Other	8
Total	$19

Through December 31, 2012, we have paid approximately $46 million of the employee severance and benefit costs incurred as a result of the combined 2012 and 2011 restructuring efforts.

13. Asset Impairments and Unusual Items

(Income) expense from divestitures, asset impairments and unusual items

The following table summarizes the major components of "(Income) expense from divestitures, asset impairments and unusual items" for the year ended December 31 for the respective periods (in millions):

	Years Ended December 31,		
	2012	2011	2010
(Income) expense from divestitures	$—	$ 1	$ (1)
Asset impairments	83	9	—
Other	—	—	(77)
	$83	$10	$(78)

During the year ended December 31, 2012, we recognized impairment charges aggregating $83 million, attributable in large part to $45 million of charges related to three facilities in our medical waste services business as a result of projected operating losses at each of these facilities. We wrote down the carrying values of the facilities' operating permits and property, plant and equipment to their estimated fair values. Our medical waste services business is included in our "Other" operations in Note 21. We also recognized (i) $20 million of charges related to investments we had made in prior years in waste diversion technologies; (ii) $6 million for the impairment of an oil & gas well due to projected operating losses; (iii) $5 million for the impairment of a facility not currently used in our operations and (iv) $4 million of charges to impair goodwill related to certain of our operations. To determine the appropriate charge for each of these items, we estimated the fair value of the facilities or investments using anticipated future cash flows. These charges are included in our "Other" operations in Note 21.

During the year ended December 31, 2011, we recognized impairment charges relating to two facilities in our medical waste services business, in addition to the three facilities impaired in 2012 and discussed above, as a result of the closure of one site and as a result of continuing operating losses at the other site. We wrote down the net book values of the sites to their estimated fair values.

We filed a lawsuit in March 2008 related to the revenue management software implementation that was suspended in 2007 and abandoned in 2009. In April 2010, we settled the lawsuit and received a one-time cash payment. The settlement increased our "Income from operations" for the year ended December 31, 2010 by $77 million.

Equity in net losses of unconsolidated entities

During the year ended December 31, 2012, we recognized a charge of $10 million related to a payment we made under a guarantee on behalf of an unconsolidated entity accounted for under the equity method.

Other income (expense)

During the year ended December 31, 2012, we recognized an impairment charge of $16 million relating to an other-than-temporary decline in the value of an investment accounted for under the cost method. We wrote down the carrying value of our investment to its fair value based on other third-party investors' recent transactions in these securities, which are considered to be the best evidence of fair value currently available. This charge is recorded in "Other, net" in our Consolidated Statement of Operations.

14. Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income, which is included as a component of Waste Management, Inc. stockholders' equity, were as follows (in millions):

	December 31,		
	2012	2011	2010
Accumulated unrealized loss on derivative instruments, net of taxes of $(48), $(39) and $(20), respectively	$(74)	$(62)	$(33)
Accumulated unrealized gain on available-for-sale securities, net of taxes of $3, $1 and $3, respectively	4	2	5
Foreign currency translation adjustments	276	243	261
Funded status of post-retirement benefit obligations, net of taxes of $(11), $(9) and $(4), respectively	(13)	(11)	(3)
	$193	$172	$230

15. Capital Stock, Dividends and Share Repurchases

Capital Stock

We have 1.5 billion shares of authorized common stock with a par value of $0.01 per common share. As of December 31, 2012, we had 464.2 million shares of common stock issued and outstanding. The Board of Directors is authorized to issue preferred stock in series, and with respect to each series, to fix its designation, relative rights (including voting, dividend, conversion, sinking fund, and redemption rights), preferences (including dividends and liquidation) and limitations. We have 10 million shares of authorized preferred stock, $0.01 par value, none of which is currently outstanding.

Dividends

Our quarterly dividends have been declared and approved by our Board of Directors and paid in accordance with our capital allocation programs. Cash dividends declared and paid were $658 million in 2012, or $1.42 per common share, $637 million in 2011, or $1.36 per common share and $604 million in 2010, or $1.26 per common share.

In December 2012, we announced that our Board of Directors expects to increase the quarterly dividend from $0.355 to $0.365 per share for dividends declared in 2013. However, all future dividend declarations are at the discretion of the Board of Directors and depend on various factors, including our net earnings, financial condition, cash required for future business plans and other factors the Board may deem relevant.

Share Repurchases

Our share repurchases have been approved by our Board of Directors. In December 2011, our Board of Directors authorized us to repurchase up to $500 million of our common stock. This authorization expired in December 2012, and we did not repurchase any shares of common stock in 2012. The following is a summary of activity under our stock repurchase programs for 2011 and 2010:

	Years Ended December 31,	
	2011	2010
Shares repurchased (in thousands)	17,338	14,920
Per share purchase price	$28.95-$39.57	$31.56-$37.05
Total repurchases (in millions)	$575	$501

In December 2012, the Board of Directors authorized up to $500 million in share repurchases in connection with the 2013 financial plan. Any future share repurchases will be made at the discretion of management, and will depend on factors similar to those considered by the Board in making dividend declarations.

16. Stock-Based Compensation

Employee Stock Purchase Plan

We have an Employee Stock Purchase Plan under which employees that have been employed for at least 30 days may purchase shares of our common stock at a discount. The plan provides for two offering periods for purchases: January through June and July through December. At the end of each offering period, employees are able to purchase shares of our common stock at a price equal to 85% of the lesser of the market value of the stock on the first and last day of such offering period. The purchases are made through payroll deductions, and the number of shares that may be purchased is limited by IRS regulations. The total number of shares issued under the plan for the offering periods in each of 2012, 2011 and 2010 was approximately 1 million, 920,000 and 911,000, respectively. Including the impact of the January 2013 issuance of shares associated with the July to December 2012 offering period, approximately 2.7 million shares remain available for issuance under the plan.

Accounting for our Employee Stock Purchase Plan increased annual compensation expense by approximately by $7 million, or $5 million net of tax, for 2012 and 2011, and by $7 million, or $4 million net of tax, for 2010.

Employee Stock Incentive Plans

We grant equity and equity-based awards to our officers, employees and independent directors. The Company's 2009 Stock Incentive Plan provides for the issuance of up to 26.2 million shares of our common stock. As of December 31, 2012, approximately 8.1 million shares remain available for issuance under the 2009 Plan. We currently utilize treasury shares to meet the needs of our equity-based compensation programs.

Pursuant to the 2009 Plan, we have the ability to issue stock options, stock appreciation rights and stock awards, including restricted stock, restricted stock units, or RSUs, and performance share units, or PSUs. The terms and conditions of equity awards granted under the 2009 Plan are determined by the Management Development and Compensation Committee of our Board of Directors.

The Company grants equity awards to certain key employees as part of its long-term incentive plan, or LTIP. The annual LTIP awards granted to key employees in 2010 and 2011 included a combination of PSUs and stock options. In 2012, we re-introduced RSUs as a component of annual LTIP awards, and key employees were granted a combination of PSUs, RSUs and stock options. In 2010, 2011 and 2012, the annual LTIP awards granted to the Company's senior leadership team, which generally includes the Company's executive officers, included a combination of PSUs and stock options. During the reported periods, the Company has also periodically granted RSUs and stock options to employees working on key initiatives; in connection with new hires and promotions; and to field-based managers.

Restricted Stock Units — A summary of our RSUs is presented in the table below (units in thousands):

	Years Ended December 31,					
	2012		2011		2010	
	Units	Weighted Average Fair Value	Units	Weighted Average Fair Value	Units	Weighted Average Fair Value
Unvested, beginning of year	317	$23.60	586	$27.61	1,030	$30.76
Granted	345	$34.55	6	$31.65	8	$34.25
Vested(a)	(304)	$23.23	(253)	$32.62	(428)	$35.37
Forfeited	(42)	$34.51	(22)	$26.12	(24)	$26.54
Unvested, end of year	316	$34.46	317	$23.60	586	$27.61

(a) The total fair market value of RSUs that vested during the years ended December 31, 2012, 2011 and 2010 was $11 million, $9 million and $14 million, respectively. Net of units deferred and units used for payment of associated taxes, we issued approximately 196,000, 162,000 and 264,000 shares of common stock for RSUs that vested during the years ended December 31, 2012, 2011 and 2010, respectively.

RSUs provide award recipients with dividend equivalents during the vesting period, but the units may not be voted or sold until time-based vesting restrictions have lapsed. RSUs primarily provide for three-year cliff vesting. Unvested units are subject to forfeiture in the event of voluntary or for-cause termination. RSUs are subject to pro-rata vesting upon an employee's retirement or involuntary termination other than for cause and become immediately vested in the event of an employee's death or disability.

Compensation expense associated with RSUs is measured based on the grant-date fair value of our common stock and is recognized on a straight-line basis over the required employment period, which is generally the vesting period. Compensation expense is only recognized for those awards that we expect to vest, which we estimate based upon an assessment of current period and historical forfeitures.

Performance Share Units — Two types of PSUs are currently outstanding. From 2010 through 2012, annual LTIP awards included PSUs for which payout is dependent on the Company's performance against pre-established return on invested capital metrics ("ROIC PSUs"). Additionally, in 2012, annual LTIP awards included PSUs for which payout is dependent on total shareholder return relative to the S&P 500 ("TSR PSUs"). Both types of PSUs are payable in shares of common stock after the end of a three-year performance period, when the Company's financial performance for the entire performance period is reported, typically in mid to late February of the succeeding year. At the end of the performance period, the number of shares awarded can range from 0% to 200% of the targeted amount, depending on the performance against the pre-established targets. A summary of our PSUs is presented in the table below (units in thousands):

	Years Ended December 31,					
	2012		2011		2010	
	Units(a)	Weighted Average Fair Value	Units(b)	Weighted Average Fair Value	Units(c)	Weighted Average Fair Value
Unvested, beginning of year	981	$34.85	1,740	$26.72	2,254	$27.68
Granted	976	$37.87	380	$37.19	690	$33.49
Vested(d)	—	$ —	(1,070)	$22.66	—	$ —
Expired without vesting	—	$ —	—	$ —	(1,064)	$32.92
Forfeited	(239)	$37.47	(69)	$31.31	(140)	$28.41
Unvested, end of year	1,718	$36.20	981	$34.85	1,740	$26.72

(a) The determination of achievement of performance results and corresponding vesting of PSUs with the three-year performance period ended December 31, 2012 was performed by the Management Development and Compensation Committee in February 2013. Accordingly, vesting information is not included in the table above as of December 31, 2012.

(b) The Company's financial results for the three-year performance period ended December 31, 2011, as measured for purposes of these awards, were lower than the target levels established but in excess of the threshold performance criteria. Accordingly, recipients of PSU awards with the performance period ended December 31, 2011 were entitled to receive a payout of approximately 87% of the vested PSUs. In early 2012, we issued approximately 581,000 shares of common stock for these vested PSUs, net of units deferred and units used for payment of associated taxes.

(c) The Company's financial results for the three-year performance period ended December 31, 2010, as measured for purposes of these awards, did not meet the threshold performance criteria for such PSUs, and as a result, the PSUs with the performance period ended December 31, 2010 expired without vesting.

(d) The PSUs that vested for the performance period ended December 31, 2011 had a fair market value of $32 million.

PSUs have no voting rights. PSUs receive dividend equivalents that are paid out in cash based on actual performance at the end of the awards' performance period. In the case of the PSUs with the performance period ended December 31, 2010 that expired without vesting, no dividend equivalents were paid. PSUs are payable to an employee (or his beneficiary) upon death or disability as if that employee had remained employed until the end of the performance period, are subject to pro-rata vesting upon an employee's retirement or involuntary termination other than for cause and are subject to forfeiture in the event of voluntary or for-cause termination.

Compensation expense associated with the grant date fair value of our ROIC PSUs that continue to vest based on future performance is measured based on the grant-date fair value of our common stock. Compensation expense is recognized ratably over the performance period based on our estimated achievement of the established performance criteria. Compensation expense is only recognized for those awards that we expect to vest, which we estimate based upon an assessment of both the probability that the performance criteria will be achieved and current period and historical forfeitures.

Compensation expense associated with the grant date fair value of our TSR PSUs is based on a Monte Carlo valuation and is expensed on a straight-line basis over the vesting period. Compensation expense is recognized for all TSR PSUs whether or not the market conditions are achieved less current period and historical forfeitures.

Deferred Units — Recipients can elect to defer some or all of the vested RSU or PSU awards until a specified date or dates they choose. Deferred amounts are not invested, nor do they earn interest, but deferred amounts do earn dividend equivalents during deferral. Deferred amounts are paid out in shares of common stock at the end of the deferral period. At December 31, 2012, 2011 and 2010 we had approximately 300,000, 372,000 and 371,000, respectively, vested deferred units outstanding.

Stock Options — Prior to 2005, stock options were the primary form of equity-based compensation we granted to our employees. In 2010, the Management Development and Compensation Committee decided to re-introduce stock options as a component of our LTIP awards. All of our stock option awards granted prior to 2010 have vested, with the exception of any grants pursuant to the reload feature discussed in footnote (a) to the table below. The stock options granted from 2010 through 2012 primarily vest in 25% increments on the first two anniversaries of the date of grant with the remaining 50% vesting on the third anniversary. The exercise price of the options is the average of the high and low market value of our common stock on the date of grant, and the options have a term of 10 years. A summary of our stock options is presented in the table below (options in thousands):

	Years Ended December 31,					
	2012		2011		2010	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	14,255	$32.91	9,957	$28.95	8,800	$25.98
Granted(a) (b)	1,986	$34.86	6,597	$37.04	3,901	$33.56
Exercised(c)	(1,925)	$26.59	(1,900)	$26.46	(2,454)	$25.17
Forfeited or expired	(1,319)	$34.71	(399)	$33.05	(290)	$32.88
Outstanding, end of year(d)	12,997	$33.96	14,255	$32.91	9,957	$28.95
Exercisable, end of year(e)	5,318	$31.15	5,176	$27.46	6,286	$26.25

(a) Although we stopped granting stock options from 2005 through 2009, some of our outstanding options granted in 2003 and 2004 have a reload feature that provides for the automatic grant of a new stock option award when the exercise price of the existing stock option is paid using already owned shares of common stock. The new option award is for the equivalent number of shares used as payment of the exercise price and has the same expiration date as the original option.

(b) The weighted average grant-date fair value of stock options granted during the years ended December 31, 2012, 2011 and 2010 was $4.66, $5.88 and $5.83, respectively.

(c) The aggregate intrinsic value of stock options exercised during the years ended December 31, 2012, 2011 and 2010 was $15 million, $20 million and $25 million, respectively.

(d) Stock options outstanding as of December 31, 2012 have a weighted average remaining contractual term of 6.65 years and an aggregate intrinsic value of $19 million based on the market value of our common stock on December 31, 2012.

(e) The aggregate intrinsic value of stock options exercisable as of December 31, 2012 was $19 million.

We received cash proceeds of $43 million, $45 million and $54 million during the years ended December 31, 2012, 2011 and 2010, respectively, from employee stock option exercises. We also realized tax benefits from these stock option exercises during the years ended December 31, 2012, 2011 and 2010 of $5 million, $8 million and $10 million, respectively. These amounts have been presented as cash inflows in the "Cash flows from financing activities" section of our Consolidated Statements of Cash Flows.

Exercisable stock options at December 31, 2012, were as follows (options in thousands):

Range of Exercise Prices	Options	Weighted Average Exercise Price	Weighted Average Remaining Years
$19.61-$20.00	480	$19.61	0.18
$20.01-$30.00	1,905	$27.68	1.01
$30.01-$39.93	2,933	$35.29	7.69
$19.61-$39.93	5,318	$31.15	4.62

All unvested stock options shall become exercisable upon the award recipient's death or disability. In the event of a recipient's retirement, stock options shall continue to vest pursuant to the original schedule set forth in the award agreement. If the recipient is terminated by the Company without cause or voluntarily resigns, the recipient shall be entitled to exercise all stock options outstanding and exercisable within a specified time frame after such termination. All outstanding stock options, whether exercisable or not, are forfeited upon termination for cause.

We account for our employee stock options under the fair value method of accounting using a Black-Scholes methodology to measure stock option expense at the date of grant. The fair value of the stock options at the date of grant is amortized to expense over the vesting period. The following table presents the weighted average assumptions used to value employee stock options granted during the years ended December 31, 2012, 2011 and 2010 under the Black-Scholes valuation model:

	Years Ended December 31,		
	2012	2011	2010
Expected option life	5.5 years	5.4 years	5.7 years
Expected volatility	24.2%	24.2%	24.8%
Expected dividend yield	4.1%	3.7%	3.8%
Risk-free interest rate	1.1%	2.3%	2.9%

The Company bases its expected option life on the expected exercise and termination behavior of its optionees and an appropriate model of the Company's future stock price. The expected volatility assumption is derived from the historical volatility of the Company's common stock over the most recent period commensurate with the estimated expected life of the Company's stock options, combined with other relevant factors including implied volatility in market-traded options on the Company's stock. The dividend yield is the annual rate of dividends per share over the exercise price of the option as of the grant date.

For the years ended December 31, 2012, 2011 and 2010, we recognized $22 million, $38 million, and $28 million, respectively, of compensation expense associated with RSU, PSU and stock option awards as a component of "Selling, general and administrative" expenses in our Consolidated Statement of Operations. Our "Provision for income taxes" for the years ended December 31, 2012, 2011 and 2010 includes related deferred income tax benefits of $7 million, $13 million and $11 million, respectively. We have not capitalized any equity-based compensation costs during the years ended December 31, 2012, 2011 and 2010.

The 2012 annual equity based incentive award for all LTIP eligible employees, including retirement-eligible employees, was comprised of a much smaller percentage of stock options as compared to 2011. According to the terms of the stock option award agreement, retirement-eligible employees are not required to provide any future service to vest in these awards and, as a result, we recognize all of the associated compensation expense for retirement-eligible employees on the date of grant. The reduction in stock options granted in 2012 resulted in lower compensation expense when compared to 2011, which was partially offset by increased expense associated with an increase in the number of PSUs granted in 2012 as compared to 2011. As of December 31, 2012, we estimate that a total of approximately $39 million of currently unrecognized compensation expense will be recognized over a weighted average period of 1.5 years for unvested RSU, PSU and stock option awards issued and outstanding.

Non-Employee Director Plans

Our non-employee directors currently receive annual grants of shares of our common stock, generally payable in two equal installments, under the 2009 Plan described above. Due to tax-planning considerations, the non-employee directors' grants of common stock on account of 2013 board service were accelerated and paid out in December 2012.

17. Earnings Per Share

Basic and diluted earnings per share were computed using the following common share data (shares in millions):

	Years Ended December 31,		
	2012	2011	2010
Number of common shares outstanding at year-end	464.2	460.5	475.0
Effect of using weighted average common shares outstanding	(0.6)	9.2	5.2
Weighted average basic common shares outstanding	463.6	469.7	480.2
Dilutive effect of equity-based compensation awards and other contingently issuable shares	0.8	1.7	2.0
Weighted average diluted common shares outstanding	464.4	471.4	482.2
Potentially issuable shares	15.3	17.0	12.8
Number of anti-dilutive potentially issuable shares excluded from diluted common shares outstanding	7.5	9.8	3.6

18. Fair Value Measurements

Assets and Liabilities Accounted for at Fair Value

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring assets and liabilities that are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Inputs that are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

We use valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. In measuring the fair value of our assets and liabilities, we use market data or assumptions that we believe market participants would use in pricing an asset or liability, including assumptions about risk when appropriate. Our assets and liabilities that are measured at fair value on a recurring basis include the following (in millions):

		Fair Value Measurements at December 31, 2012 Using		
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Money market funds	$127	$127	$—	$—
Fixed-income securities	37	—	37	—
Redeemable preferred stock	25	—	—	25
Electricity commodity derivatives	1	—	1	—
Total assets	$190	$127	$38	$25
Liabilities:				
Interest rate derivatives	$ 42	$ —	$42	$—
Foreign currency derivatives	11	—	11	—
Electricity commodity derivatives	5	—	5	—
Total liabilities	$ 58	$ —	$58	$—

		Fair Value Measurements at December 31, 2011 Using		
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Money market funds	$204	$204	$ —	$—
Fixed-income securities	36	—	36	—
Redeemable preferred stock	25	—	—	25
Interest rate derivatives	73	—	73	—
Electricity commodity derivatives	5	—	5	—
Total assets	$343	$204	$114	$25
Liabilities:				
Interest rate derivatives	$ 74	$ —	$ 74	$—
Foreign currency derivatives	2	—	2	—
Total liabilities	$ 76	$ —	$ 76	$—

Money Market Funds

We invest portions of our "Cash and cash equivalents" and restricted trust and escrow account balances in money market funds. We measure the fair value of these money market fund investments using quoted prices in active markets for identical assets.

Fixed-Income Securities

We invest a portion of our restricted trust and escrow balances in fixed-income securities, including U.S. Treasury securities, U.S. agency securities, municipal securities and mortgage- and asset-backed securities. We measure the fair value of these securities using quoted prices for identical or similar assets in inactive markets. The fair value of our fixed-income securities approximates our cost basis in the investments.

Redeemable Preferred Stock

In November 2011, we made a non-controlling investment in redeemable preferred stock of an unconsolidated entity, which is included in "Investments in unconsolidated entities" in our Consolidated Balance Sheets. The fair value of this investment has been measured based on third-party investors' recent or pending transactions in these securities, which are considered the best evidence of fair value currently available. When this evidence is not available, we use other valuation techniques as appropriate and available. These valuation methodologies may include transactions in similar instruments, discounted cash flow techniques, third-party appraisals or industry multiples and public comparables. There have not been any significant changes in the fair value of the redeemable preferred stock since our initial investment.

Interest Rate Derivatives

As of December 31, 2012, we are party to forward-starting interest rate swaps that are designated as cash flow hedges of anticipated interest payments for future fixed-rate debt issuances. Our forward-starting interest rate swaps are LIBOR-based instruments. Accordingly, these derivatives are valued using a third-party pricing model that incorporates information about LIBOR yield curves, which is considered observable market data, for each instrument's respective term. The third-party pricing model used to value our interest rate derivatives also incorporates Company and counterparty credit valuation adjustments, as appropriate. Counterparties to our interest rate contracts are financial institutions who participate in our $2.0 billion revolving credit facility. Valuations of our interest rate derivatives may fluctuate significantly from period-to-period due to volatility in underlying interest rates, which are driven by market conditions and the scheduled maturities of the derivatives. Refer to Note 8 for additional information regarding our interest rate derivatives.

Foreign Currency Derivatives

Our foreign currency derivatives are valued using a third-party pricing model that incorporates information about forward Canadian dollar exchange prices, or observable market data, as of the reporting date. The third-party pricing model used to value our foreign currency derivatives also incorporates Company and counterparty credit valuation adjustments, as appropriate. Counterparties to these contracts are financial institutions who participate in our $2.0 billion revolving credit facility. Valuations may fluctuate significantly from period-to-period due to volatility in the Canadian dollar to U.S. dollar exchange rate. Refer to Note 8 for additional information regarding our foreign currency derivatives.

Electricity Commodity Derivatives

As of December 31, 2012, we are party to receive fixed, pay variable electricity commodity derivatives to hedge the variability in revenues and cash flows caused by fluctuations in the market prices for electricity. These derivative instruments are valued using third-party pricing models that incorporate observable market data, including forward power curves published by Platts and congestion rates where appropriate. The third-party pricing models also incorporate Company and counterparty credit valuation adjustments, as appropriate.

Counterparties to our electricity commodity derivatives are either power marketing arms of investor-owned utilities or power trading desks at various financial institutions. Valuations of the Company's electricity commodity derivatives may fluctuate significantly from period-to-period due to volatility in the market price of electricity caused by factors such as demand and supply movements, changes in the price of natural gas, and weather related events, among others. Refer to Note 8 for additional information regarding our electricity commodity derivatives.

Fair Value of Debt

At December 31, 2012 the carrying value of our debt was approximately $9.9 billion compared with approximately $9.8 billion at December 31, 2011. The carrying value of our debt includes adjustments associated with fair value hedge accounting related to our interest rate swaps as discussed in Note 8.

The estimated fair value of our debt was approximately $11.1 billion at December 31, 2012 and approximately $10.8 billion at December 31, 2011. The estimated fair value of our senior notes is based on quoted market prices. The carrying value of remarketable debt and borrowings under our revolving credit facilities approximates fair value due to the short-term nature of the interest rates. The fair value of our other debt is estimated using discounted cash flow analysis, based on current market rates for similar types of instruments.

Although we have determined the estimated fair value amounts using available market information and commonly accepted valuation methodologies, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, our estimates are not necessarily indicative of the amounts that we, or holders of the instruments, could realize in a current market exchange. The use of different assumptions and/or estimation methodologies could have a material effect on the estimated fair values. The fair value estimates are based on Level 2 inputs of the fair value hierarchy available as of December 31, 2012 and 2011. These amounts have not been revalued since those dates, and current estimates of fair value could differ significantly from the amounts presented.

19. Acquisitions and Divestitures

Current Year Acquisitions

We continue to pursue the acquisition of businesses that are accretive to our Solid Waste business and enhance and expand our existing service offerings. During the year ended December 31, 2012, we paid $94 million for interests in oil and gas producing properties through two transactions. The purchase price was allocated primarily to "Property and equipment." Additionally, we acquired 32 other businesses related to our Solid Waste business. Total consideration, net of cash acquired, for all acquisitions was $244 million, which included $207 million in cash paid in 2012, deposits paid during 2011 for acquisitions completed in 2012 of $7 million, a liability for additional cash payments with a preliminary estimated fair value of $22 million, and assumed liabilities of $8 million. The additional cash payments are contingent upon achievement by the acquired businesses of certain negotiated goals, which generally include targeted revenues. At the dates of acquisition, our estimated maximum obligations for the contingent cash payments were $57 million. As of December 31, 2012, we had paid $9 million of this contingent consideration. In 2012, we also paid $34 million of contingent consideration associated with acquisitions completed prior to 2012.

The allocation of purchase price was primarily to "Property and equipment," which had an estimated fair value of $126 million; "Other intangible assets," which had an estimated fair value of $43 million; and "Goodwill" of $69 million. Other intangible assets included $34 million of customer contracts and customer relationships and $9 million of covenants not-to-compete. Goodwill is primarily a result of expected synergies from combining the acquired businesses with our existing operations and is tax deductible.

Prior Year Acquisitions

In 2011, we acquired businesses primarily related to our Solid Waste business, including the acquisition of Oakleaf discussed below. Total consideration, net of cash acquired, for all acquisitions was $893 million, which included $839 million in cash payments, a liability for additional cash payments with a preliminary estimated fair value of $47 million, and assumed liabilities of $7 million. In 2011, we paid $8 million in deposits for acquisitions that had not closed as of December 31, 2011. The additional cash payments are contingent upon achievement by the acquired businesses of certain negotiated goals, which generally include targeted revenues. At the dates of acquisition, our estimated maximum obligations for the contingent cash payments were $49 million. As of December 31, 2011, we had paid $12 million of this contingent consideration. In 2011, we also paid $8 million of contingent consideration associated with acquisitions completed in 2010 and 2009.

The allocation of purchase price was primarily to "Property and equipment," which had an estimated fair value of $225 million; "Other intangible assets," which had an estimated fair value of $225 million; and "Goodwill" of $497 million. Other intangible assets included $166 million of customer contracts and customer relationships, $29 million of covenants not-to-compete and $30 million of licenses, permits and other. Goodwill is primarily a result of expected synergies from combining the acquired businesses with our existing operations and is tax deductible, except for the $327 million recognized from the Oakleaf acquisition, which is not deductible for income tax purposes.

Acquisition of Oakleaf Global Holdings

On July 28, 2011, we paid $432 million, net of cash received of $4 million and inclusive of certain adjustments, to acquire Oakleaf. Oakleaf provides outsourced waste and recycling services through a nationwide network of third-party haulers. The operations we acquired generated approximately $580 million in revenues in 2010. We acquired Oakleaf to advance our growth and transformation strategies and increase our national accounts customer base while enhancing our ability to provide comprehensive environmental solutions. For the year ended December 31, 2011, we incurred $1 million of acquisition-related costs, which were classified as "Selling, general and administrative" expenses. For the year ended December 31, 2011, subsequent to the acquisition date, Oakleaf recognized revenues of $265 million and net income of less than $1 million, which are included in our Consolidated Statement of Operations. For the year ended December 31, 2012, Oakleaf recognized revenues of $617 million and net losses of $29 million, which are included in the Consolidated Statement of Operations.

The following table shows adjustments since September 30, 2011 to the allocation of the purchase price of Oakleaf to the assets acquired and liabilities assumed based on their estimated fair value; this allocation was finalized as of September 30, 2012 (in millions):

	September 30, 2011	Adjustments	September 30, 2012
Accounts and other receivables	$ 68	$ 3	$ 71
Other current assets	28	—	28
Property and equipment	77	(7)	70
Goodwill	320	8	328
Other intangible assets	92	(5)	87
Accounts payable	(80)	(2)	(82)
Accrued liabilities	(48)	—	(48)
Deferred income taxes, net	(13)	4	(9)
Other liabilities	(12)	(1)	(13)
Total purchase price	$432	$—	$432

The following table presents the final allocation of the purchase price to intangible assets (amounts in millions, except for amortization periods):

	Amount	Weighted Average Amortization Periods (in Years)
Customer relationships	$74	10.0
Vendor relationships	4	10.0
Trademarks	9	15.0
	$87	10.5

Goodwill of $328 million was calculated as the excess of the consideration paid over the net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Goodwill is a result of expected synergies from combining the Company's operations with Oakleaf's national accounts customer base and vendor network. The vendor-hauler network expands our partnership with third-party service providers. In many cases we can provide vendor-haulers with opportunities to maintain and increase their business by utilizing our extensive post-collection network. We believe this will generate significant benefits for the Company and for the vendor-haulers. Goodwill has been assigned to our Areas as they are expected to benefit from the synergies of the combination. Goodwill related to this acquisition is not deductible for income tax purposes.

The following pro forma consolidated results of operations have been prepared as if the acquisition of Oakleaf occurred at January 1, 2010 (in millions, except per share amounts):

	Years Ended December 31,	
	2011	2010
Operating revenues	$13,693	$13,059
Net income attributable to Waste Management, Inc.	955	935
Basic earnings per common share	2.03	1.95
Diluted earnings per common share	2.03	1.94

In 2010, we acquired businesses primarily related to our Solid Waste and waste-to-energy operations. Total consideration, net of cash acquired, for acquisitions was $427 million, which included $379 million in cash payments, $20 million in contributed assets, a liability for additional cash payments with an estimated fair value of $23 million, and assumed liabilities of $5 million. The additional cash payments are contingent upon achievement by the acquired businesses of certain negotiated goals, which generally included targeted revenues. At the date of acquisition, our estimated maximum obligations for the contingent cash payments were $23 million. As of December 31, 2010, we had paid $8 million of this contingent consideration. In 2010, we also paid $20 million of contingent consideration associated with acquisitions completed in 2009.

The allocation of purchase price was primarily to "Property and equipment," which had an estimated fair value of $279 million; "Other intangible assets," which had an estimated fair value of $98 million; and "Goodwill" of $77 million. Other intangible assets included $35 million of customer contracts and customer relationships, $8 million of covenants not-to-compete and $55 million of licenses, permits and other. Goodwill is primarily a result of expected synergies from combining the acquired businesses with our existing operations and is tax deductible.

Divestitures

The aggregate sales price for divestitures of operations was $7 million in 2012, $32 million in 2011 and $1 million in 2010. The proceeds from these sales for 2012 and 2010 were comprised substantially of cash. For 2011 the proceeds from these sales were comprised primarily of assets acquired in exchanges of assets. We recognized net gains on these divestitures of less than $1 million in 2012, net losses on these divestitures of $1 million in 2011 and net gains on these divestitures of $1 million in 2010. These divestitures were made as part of our initiative to improve or divest certain underperforming and non-strategic operations.

20. Variable Interest Entities

Following is a description of our financial interests in variable interest entities that we consider significant, including (i) those for which we have determined that we are the primary beneficiary of the entity and, therefore, have consolidated the entities into our financial statements; and (ii) those that represent a significant interest in an unconsolidated entity.

Consolidated Variable Interest Entities

Waste-to-Energy LLCs — In June 2000, two limited liability companies were established to purchase interests in existing leveraged lease financings at three waste-to-energy facilities that we lease, operate and maintain. We own a 0.5% interest in one of the LLCs ("LLC I") and a 0.25% interest in the second LLC ("LLC II"). John Hancock Life Insurance Company ("Hancock") owns 99.5% of LLC I and 99.75% of LLC II is owned by LLC I and the CIT Group ("CIT"). In 2000, Hancock and CIT made an initial investment of $167 million in the LLCs, which was used to purchase the three waste-to-energy facilities and assume the seller's indebtedness. Under the LLC agreements, the LLCs shall be dissolved upon the occurrence of any of the following events: (i) a written decision of all members of the LLCs; (ii) December 31, 2063; (iii) a court's dissolution of the LLCs; or (iv) the LLCs ceasing to own any interest in the waste-to-energy facilities.

Income, losses and cash flows of the LLCs are allocated to the members based on their initial capital account balances until Hancock and CIT achieve targeted returns; thereafter, we will receive 80% of the earnings of each of the LLCs and Hancock and CIT will be allocated the remaining 20% proportionate to their respective equity interests. All capital allocations made through December 31, 2012 have been based on initial capital account balances as the target returns have not yet been achieved.

Our obligations associated with our interests in the LLCs are primarily related to the lease of the facilities. In addition to our minimum lease payment obligations, we are required to make cash payments to the LLCs for differences between fair market rents and our minimum lease payments. These payments are subject to adjustment based on factors that include the fair market value of rents for the facilities and lease payments made through the re-measurement dates. In addition, we may also be required under certain circumstances to make capital contributions to the LLCs based on differences between the fair market value of the facilities and defined termination values as provided for in the underlying lease agreements, although we believe the likelihood of the occurrence of these circumstances is remote.

We have determined that we are the primary beneficiary of the LLCs and consolidate these entities in our Consolidated Financial Statements because (i) all of the equity owners of the LLCs are considered related parties for purposes of applying this accounting guidance; (ii) the equity owners share power over the significant activities of the LLCs; and (iii) we are the entity within the related party group whose activities are most closely associated with the LLCs.

As of December 31, 2012 and 2011, our Consolidated Balance Sheets included $296 million and $308 million, respectively, of net property and equipment associated with the LLCs' waste-to-energy facilities and $245 million and $246 million, respectively, in noncontrolling interests associated with Hancock's and CIT's interests in the LLCs. As of December 31, 2012 and 2011, all debt obligations of the LLCs had been paid in full and, therefore, the LLCs had no liabilities. During the years ended December 31, 2012, 2011, and 2010, we recognized reductions in earnings of $45 million, $50 million and $50 million, respectively, for Hancock's and CIT's noncontrolling interests in the LLCs' earnings. The LLCs' earnings relate to the rental income generated from leasing the facilities to our subsidiaries, reduced by depreciation expense. The LLCs' rental income is eliminated in WM's consolidation.

Significant Unconsolidated Variable Interest Entities

Investment in U.K. Waste-to-Energy and Recycling Entity — In the first quarter of 2012, we formed a U.K. joint venture (the "Ltd."), together with a commercial waste management company, to develop, construct, operate and maintain a waste-to-energy and recycling facility in England. We own a 50% interest in this joint venture. The total cost of constructing this facility is expected to be £200 million, or $325 million based on the exchange rate as of December 31, 2012. The Ltd. will be funded primarily through loans from the joint venture partners and loans under the Ltd.'s credit facility agreements with third-party financial institutions. The funds loaned under the credit facility agreements will be used for the development and construction of the facility. We are committed to provide up to £57 million, or $93 million based on the exchange rate as of December 31, 2012, of funding to the Ltd. Our actual commitment may be more or less depending on the actual cost of the facility. Through December 31, 2012, we had funded approximately £8 million, or $13 million, through loans and less than $1 million through equity contributions. These amounts are included in our Consolidated Balance Sheet as long-term "Other assets" and "Investments in unconsolidated entities," respectively. In addition to the funding commitments described above, the Ltd. has entered into certain foreign currency and interest rate derivatives at the direction of the governmental authority that awarded the project to Ltd. The impacts of gains or losses incurred on these derivatives will ultimately be remitted to or recoverable from the governmental authority under the terms of the project, and accordingly, are not reflected in our equity in net losses of unconsolidated entities. We also have guaranteed the performance of certain management services for the project for which our maximum exposure is not material.

In addition, a wholly-owned subsidiary of WM will be responsible for constructing the waste-to-energy facility for the Ltd. under a fixed-price construction contract. Once the facility is constructed, a majority-owned subsidiary of WM will be responsible for operating and maintaining the facility for the Ltd. under a substantially fixed-price operating and maintenance contract. Under the operating and maintenance contract, we have guaranteed our ability to operate this facility at certain performance levels that we believe are achievable. We will also be jointly responsible, along with our Ltd. joint venture partner, for the performance of sales and marketing services for the Ltd. through a 50%-owned and unconsolidated entity. The fixed-price components of the above-mentioned contracts were established based on estimates of expected construction, operation and maintenance costs. However, we may not achieve the financial results anticipated and could incur losses if the actual costs differ from the costs established in the contracts. Our maximum exposure to loss under these contracts cannot presently be quantified.

We determined that we are not the primary beneficiary of the Ltd., as all decision-making responsibility is shared jointly with our joint venture partner. As such, we do not have the power to individually direct the entity's activities. Accordingly, we account for this investment under the equity method of accounting and do not consolidate this entity.

Investment in Refined Coal Facility — In January 2011, we acquired a noncontrolling interest in a limited liability company, which was established to invest in and manage a refined coal facility. Along with the other equity investor, we support the operations of the entity in exchange for a pro-rata share of the tax credits it generates. Our initial consideration for this investment consisted of a cash payment of $48 million. At December 31, 2012 and 2011, our investment balance was $19 million and $35 million, respectively, representing our current maximum pre-tax exposure to loss. Under the terms and conditions of the transaction, we do not believe that we have any material exposure to loss. Future contributions will commence once certain levels of tax credits have been generated and will continue through the expiration of the tax credits under Section 45 of the Internal Revenue Code, which occurs at the end of 2019. We are only obligated to make future contributions to the extent tax credits are generated. We determined that we are not the primary beneficiary of this entity as we do not have the power to individually direct the entity's activities. Accordingly, we account for this investment under the equity method of accounting and do not consolidate the entity. Additional information related to this investment is discussed in Note 9.

Investment in Federal Low-income Housing Tax Credits — In April 2010, we acquired a noncontrolling interest in a limited liability company established to invest in and manage low-income housing properties. We support the operations of the entity in exchange for a pro-rata share of the tax credits it generates. Our target return on the investment is guaranteed and, therefore, we do not believe that we have any material exposure to loss. Our consideration for this investment totaled $221 million, which was comprised of a $215 million note payable and an initial cash payment of $6 million. At December 31, 2012 and 2011, our investment balance was $153 million and $178 million, respectively, and our debt balance was $152 million and $176 million, respectively. We determined that we are not the primary beneficiary of this entity as we do not have the power to individually direct the entity's activities. Accordingly, we account for this investment under the equity method of accounting and do not consolidate the entity. Additional information related to this investment is discussed in Note 9.

Trusts for Final Capping, Closure, Post-Closure or Environmental Remediation Obligations — We have significant financial interests in trust funds that were created to settle certain of our final capping, closure, post-closure or environmental remediation obligations. Generally, we are the sole beneficiary of these restricted balances; however, certain of the funds have been established for the benefit of both the Company and the host community in which we operate. We have determined that these trust funds are variable interest entities; however, we are not the primary beneficiary of these entities because either (i) we do not have the power to direct the significant activities of the trusts or (ii) power over the trusts' significant activities is shared.

We account for the trusts for which we are the sole beneficiary as long-term "Other assets" in our Consolidated Balance Sheet. These trusts had a fair value of $122 million at December 31, 2012 and $123 million at December 31, 2011. Our interests in the trusts that have been established for the benefit of both the Company and the host community in which we operate are accounted for as investments in unconsolidated entities and receivables. These amounts are recorded in "Other receivables," "Investments in unconsolidated entities" and long-term "Other assets" in our Consolidated Balance Sheet, as appropriate. Our investments and receivables related to these trusts had an aggregate carrying value of $110 million as of December 31, 2012 and $107 million as of December 31, 2011. We reflect our interests in the unrealized gains and losses on available-for-sale securities held by these trusts as a component of "Accumulated other comprehensive income." The deconsolidation of these variable interest entities has not materially affected our financial position, results of operations or cash flows for the periods presented.

As the party with primary responsibility to fund the related final capping, closure, post-closure or environmental remediation activities, we are exposed to risk of loss as a result of potential changes in the fair value of the assets of the trust. The fair value of trust assets can fluctuate due to (i) changes in the market value of the investments held by the trusts and (ii) credit risk associated with trust receivables. Although we are exposed to changes in the fair value of the trust assets, we currently expect the trust funds to continue to meet the statutory requirements for which they were established.

21. Segment and Related Information

In July 2012, we announced a reorganization of operations, designed to streamline management and staff support and reduce our cost structure, while not disrupting our front-line operations. Principal organizational changes included removing the management layer of our four geographic Groups, each of which previously constituted a reportable segment, and consolidating and reducing the number of our geographic Areas from 22 to 17.

Following our reorganization, our senior management now evaluates, oversees and manages the financial performance of our Solid Waste subsidiaries through these 17 Areas. The 17 Areas constitute our operating segments and none of the Areas individually meet the quantitative criteria to be a separate reportable segment. We have evaluated the aggregation criteria and concluded that, based on the similarities between our Areas, including the fact that our Solid Waste business is homogenous across geography with the same services offered across the Areas, aggregation of our Areas is appropriate for purposes of presenting our reportable segments. Accordingly, we have aggregated our 17 Areas into three tiers that we believe have similar economic characteristics and future prospects based in large part on a review of the Areas' operating margins. The economic variations experienced by our Areas is attributable to a variety of factors, including regulatory environment of the Area; economic environment of the Area, including level of commercial and industrial activity; population density; service offering mix and disposal logistics, with no one factor being singularly determinative of an Area's current or future economic performance. As a result of our consideration of economic and other similarities, we have established the following three reportable segments for our Solid Waste business: Tier 1, which is comprised almost exclusively of Areas in the Southern United States; Tier 2, which is comprised predominately of Areas located in the Midwest and Northeast United States; and Tier 3, which encompasses all Areas not included in Tier 1 or Tier 2. Our Wheelabrator business, which manages waste-to-energy facilities and independent power production plants, continues to be a separate reportable segment as it meets one of the quantitative disclosure thresholds. The operating segments not evaluated and overseen through the 17 Areas and Wheelabrator, including the Oakleaf operations we acquired in 2011, are presented herein as "Other" as these operating segments do not meet the criteria to be aggregated with other operating segments and do not meet the quantitative criteria to be separately reported.

Summarized financial information concerning our reportable segments for the respective years ended December 31 is shown in the following table (in millions):

	Gross Operating Revenues	Intercompany Operating Revenues(c)	Net Operating Revenues	Income from Operations (d),(e)	Depreciation and Amortization	Capital Expenditures (f)	Total Assets (g),(h)
2012							
Solid Waste:							
Tier 1	$ 3,370	$ (521)	$ 2,849	$ 851	$ 273	$ 242	$ 3,656
Tier 2	6,273	(1,096)	5,177	1,270	512	511	8,394
Tier 3	3,413	(523)	2,890	504	259	271	5,088
Wheelabrator	846	(123)	723	113	69	36	2,605
Other(a)	2,106	(96)	2,010	(242)	111	239	2,503
	16,008	(2,359)	13,649	2,496	1,224	1,299	22,246
Corporate and Other (b)	—	—	—	(645)	73	139	1,551
Total	$16,008	$(2,359)	$13,649	$1,851	$1,297	$1,438	$23,797
2011							
Solid Waste:							
Tier 1	$ 3,337	$ (425)	$ 2,912	$ 859	$ 268	$ 215	$ 3,610
Tier 2	6,332	(980)	5,352	1,237	492	526	8,337
Tier 3	3,329	(444)	2,885	512	261	234	4,987
Wheelabrator	877	(121)	756	172	67	35	2,542
Other (a)	1,534	(61)	1,473	(164)	77	223	2,203
	15,409	(2,031)	13,378	2,616	1,165	1,233	21,679
Corporate and Other (b)	—	—	—	(588)	64	129	1,562
Total	$15,409	$(2,031)	$13,378	$2,028	$1,229	$1,362	$23,241
2010							
Solid Waste:							
Tier 1	$ 3,334	$ (418)	$ 2,916	$ 857	$ 270	$ 207	$ 3,475
Tier 2	6,076	(936)	5,140	1,130	504	406	7,899
Tier 3	3,203	(438)	2,765	508	242	228	4,768
Wheelabrator	889	(125)	764	210	64	38	2,554
Other (a)	975	(45)	930	(157)	52	198	1,783
	14,477	(1,962)	12,515	2,548	1,132	1,077	20,479
Corporate and Other (b)	—	—	—	(432)	62	90	1,690
Total	$14,477	$(1,962)	$12,515	$2,116	$1,194	$1,167	$22,169

(a) Our "Other" net operating revenues and "Other" income from operations include (i) the effects of those elements of our in-plant services, landfill gas-to-energy operations, and third-party subcontract and administration revenues managed by our Sustainability Services and Renewable Energy organizations, respectively, that are not included with the operations of our reportable segments; (ii) our recycling brokerage and electronic recycling services; and (iii) the impacts of investments that we are making in expanded service offerings, such as portable self-storage, fluorescent lamp recycling and oil and gas producing properties. In addition, our "Other" income from operations reflects the impacts of non-operating entities that provide financial assurance and self-insurance support for the segments or financing for our Canadian operations.

(b) Corporate operating results reflect the costs incurred for various support services that are not allocated to our reportable segments. These support services include, among other things, treasury, legal, information technology, tax, insurance, centralized service center processes, other administrative functions and the maintenance of our closed landfills. Income from operations for "Corporate and other" also includes costs associated with our long-term incentive program and any administrative expenses or revisions to our estimated obligations associated with divested operations.

(c) Intercompany operating revenues reflect each segment's total intercompany sales, including intercompany sales within a segment and between segments. Transactions within and between segments are generally made on a basis intended to reflect the market value of the service.

(d) For those items included in the determination of income from operations, the accounting policies of the segments are the same as those described in Note 3.

(e) The income from operations provided by our Solid Waste business is generally indicative of the margins provided by our collection, landfill, transfer and recycling businesses. From time to time the operating results of our reportable segments are significantly affected by certain transactions or events that management believes are not indicative or representative of our results. Refer to Note 12 and Note 13 for an explanation of certain transactions and events affecting our operating results.

(f) Includes non-cash items. Capital expenditures are reported in our reportable segments at the time they are recorded within the segments' property, plant and equipment balances and, therefore, may include amounts that have been accrued but not yet paid.

(g) The reconciliation of total assets reported above to "Total assets" in the Consolidated Balance Sheets is as follows (in millions):

	December 31,		
	2012	2011	2010
Total assets, as reported above	$23,797	$23,241	$22,169
Elimination of intercompany investments and advances	(700)	(672)	(693)
Total assets, per Consolidated Balance Sheets	$23,097	$22,569	$21,476

(h) Goodwill is included within each segment's total assets. As discussed above, for segment reporting purposes, our material recovery facilities and secondary processing facilities are included as a component of their respective Areas and our recycling brokerage business and electronics recycling services are included as part of our "Other" operations. As discussed in Note 19, the goodwill associated with our acquisition of Oakleaf, has been assigned to our Areas. The following table shows changes in goodwill during 2011 and 2012 by reportable segment in (millions):

	Solid Waste					
	Tier 1	Tier 2	Tier 3	Wheelabrator	Other	Total
Balance, December 31, 2010	$1,050	$2,603	$1,191	$788	$ 94	$5,726
Acquired goodwill	106	195	170	—	26	497
Impairments	—	—	—	—	(1)	(1)
Translation and other adjustments	2	8	(2)	—	(15)	(7)
Balance, December 31, 2011	1,158	2,806	1,359	788	104	6,215
Acquired goodwill	18	22	9	—	20	69
Divested goodwill, net of assets held-for-sale	—	—	(3)	—	—	(3)
Impairments	—	—	—	—	(4)	(4)
Translation and other adjustments	2	—	9	—	3	14
Balance, December 31, 2012	$1,178	$2,828	$1,374	$788	$123	$6,291

The mix of operating revenues from our major lines of business is reflected in the table below (in millions):

	Years Ended December 31,		
	2012	2011	2010
Commercial	$ 3,417	$ 3,499	$ 3,391
Residential	2,584	2,609	2,594
Industrial	2,129	2,052	1,988
Other	275	246	274
Total collection	8,405	8,406	8,247
Landfill	2,685	2,611	2,540
Transfer	1,296	1,280	1,318
Wheelabrator	846	877	889
Recycling	1,360	1,580	1,169
Other(a)	1,416	655	314
Intercompany(b)	(2,359)	(2,031)	(1,962)
Operating revenues	$13,649	$13,378	$12,515

(a) The "Other" line of business includes Oakleaf, landfill gas-to-energy operations, Port-O-Let® services, portable self-storage, fluorescent lamp recycling, oil and gas producing properties and healthcare solutions operations.

(b) Intercompany revenues between lines of business are eliminated within the Consolidated Financial Statements included herein.

Net operating revenues relating to operations in the United States and Puerto Rico, as well as Canada are as follows (in millions):

	Years Ended December 31,		
	2012	2011	2010
United States and Puerto Rico	$12,812	$12,578	$11,784
Canada	837	800	731
Total	$13,649	$13,378	$12,515

Property and equipment (net) relating to operations in the United States and Puerto Rico, as well as Canada are as follows (in millions):

	December 31,		
	2012	2011	2010
United States and Puerto Rico	$11,293	$10,948	$10,558
Canada	1,358	1,294	1,310
Total	$12,651	$12,242	$11,868

22. Quarterly Financial Data (Unaudited)

The following table summarizes the unaudited quarterly results of operations for 2012 and 2011 (in millions, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012				
Operating revenues	$3,295	$3,459	$3,461	$3,434
Income from operations	401	466	500	484
Consolidated net income	183	219	223	235
Net income attributable to Waste Management, Inc.	171	208	214	224
Basic earnings per common share	0.37	0.45	0.46	0.48
Diluted earnings per common share	0.37	0.45	0.46	0.48
2011				
Operating revenues	$3,103	$3,347	$3,522	$3,406
Income from operations	427	506	543	552
Consolidated net income	196	250	285	278
Net income attributable to Waste Management, Inc.	186	237	272	266
Basic earnings per common share	0.39	0.50	0.58	0.58
Diluted earnings per common share	0.39	0.50	0.58	0.58

Basic and diluted earnings per common share for each of the quarters presented above is based on the respective weighted average number of common and dilutive potential common shares outstanding for each quarter and the sum of the quarters may not necessarily be equal to the full year basic and diluted earnings per common share amounts.

Our operating revenues normally tend to be somewhat higher in the summer months, primarily due to the traditional seasonal increase in the volume of construction and demolition waste. Historically, the volumes of industrial and residential waste in certain regions in which we operate have tended to increase during the summer months. Our second and third quarter revenues and results of operations typically reflect these seasonal trends. Additionally, from time to time, our operating results are significantly affected by certain transactions or events that management believes are not indicative or representative of our results. The following significant items have affected the comparison of our operating results during the periods indicated:

First Quarter 2012

- Income from operations was negatively impacted by the recognition of pre-tax restructuring charges and integration costs associated with our acquisition of Oakleaf. These charges had a negative impact of $0.01 on our diluted earnings per share.

Second Quarter 2012

- Income from operations was negatively impacted by the recognition of pre-tax impairment charges of $34 million, related primarily to two facilities in our medical waste services business. These impairment charges had an unfavorable impact of $0.04 on our diluted earnings per share.
- Income from operations was negatively impacted by the recognition of a pre-tax noncash charge of $10 million associated with the partial withdrawal from an underfunded multiemployer pension plan. This charge reduced diluted earnings per share by $0.01.
- Income from operations was negatively impacted by pre-tax costs aggregating $5 million from a combination of restructuring charges and integration costs associated with our acquisition of Oakleaf. These items negatively affected our diluted earnings per share by $0.01.

Third Quarter 2012

- Income from operations was negatively impacted by pre-tax costs aggregating $47 million primarily related to our July 2012 restructuring as well as integration costs associated with our acquisition of Oakleaf. These items had a negative impact of $0.06 on our diluted earnings per share.
- Income from operations was negatively impacted by the recognition of pre-tax impairment charges of $45 million, primarily associated with certain of our investments in unconsolidated entities and related assets. These impairment charges had an unfavorable impact of $0.08 on our diluted earnings per share.
- Income from operations was negatively impacted by the recognition of a pre-tax charge of $6 million resulting from a labor union dispute in the Pacific Northwest Area, which had a negative impact of $0.01 on our diluted earnings per share.

Fourth Quarter 2012

- Income from operations was negatively impacted by pre-tax costs aggregating $25 million primarily related to our July 2012 restructuring as well as integration costs associated with our acquisition of Oakleaf. These items had a negative impact of $0.03 on our diluted earnings per share.
- Income from operations was negatively impacted by the recognition of pre-tax impairment charges of $30 million, primarily attributable to; (i) $13 million of charges related to two facilities in our medical waste services business as a result of projected operating losses at each of these facilities; (ii) $6 million of charges related to investments we had made in prior years in waste diversion technologies; (iii) $5 million for the impairment of a facility not currently used in our operations and (iv) $4 million of charges to impair goodwill related to certain of our operations. These impairment charges had an unfavorable impact of $0.05 on our diluted earnings per share.
- Income from operations was negatively impacted by pre-tax charges aggregating $10 million related to an accrual for legal reserves and the impact of a decrease in the risk-free discount rate used to measure our environmental remediation liabilities. These items had a negative impact of $0.01 on our diluted earnings per share.

Third Quarter 2011

- Income from operations was negatively impacted by the recognition of pre-tax restructuring charges, excluding charges recognized in the operating results of Oakleaf, of $14 million related to our cost savings programs. These charges were primarily related to employee severance and benefit costs and negatively affected our diluted earnings per share by $0.02.
- Income from operations was negatively impacted by the recognition of net non-cash, pre-tax charges of $8 million arising from the accounting effect of lower ten-year Treasury rates, which are used to discount remediation reserves and related recovery assets at our landfills, offset in part by the favorable impact from a revision to an environmental remediation liability at a closed landfill. The net charges had a negative impact of $0.01 on our diluted earnings per share.
- Income from operations was negatively impacted by a reduction in pre-tax earnings of approximately $6 million related to the Oakleaf acquisition, which includes the operating results of Oakleaf and related interest expense and integration costs. These items negatively affected our diluted earnings per share by $0.01.
- Income from operations was negatively impacted by the recognition of non-cash, pre-tax charges of $6 million related to impairments at two of our medical waste services facilities. The impairment charges had a negative impact of $0.01 on our diluted earnings per share.
- Our Provision for income taxes for the quarter was reduced by $10 million as a result of the finalization of our 2010 tax returns and tax audit settlements, which positively affected our diluted earnings per share by $0.02.

Fourth Quarter 2011

- Income from operations was negatively impacted by $24 million of selling, general and administrative expense related to a litigation loss in the Southern California Area which had a negative impact of $0.03 on our diluted earnings per share.
- Income from operations was positively impacted by a $20 million decrease to depreciation and amortization expense for adjustments associated with changes in our expectations for the timing and cost of future final capping, closure and post-closure of fully utilized airspace. This decrease had a positive impact of approximately $0.03 on our diluted earnings per share.
- Our Provision for income taxes for the quarter was reduced by $7 million as a result of (i) the recognition of a benefit of $4 million due to tax audit settlements; and (ii) the realization of state net operating loss and credit carry-forwards of $3 million. This decrease in taxes positively affected the quarter's diluted earnings per share by $0.01.

23. Condensed Consolidating Financial Statements

WM Holdings has fully and unconditionally guaranteed all of WM's senior indebtedness. WM has fully and unconditionally guaranteed all of WM Holdings' senior indebtedness. None of WM's other subsidiaries have guaranteed any of WM's or WM Holdings' debt. As a result of these guarantee arrangements, we are required to present the following condensed consolidating financial information (in millions):

WASTE MANAGEMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2012

	WM	WM Holdings	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 60	$ —	$ 134	$ —	$ 194
Other current assets	—	7	2,222	—	2,229
	60	7	2,356	—	2,423
Property and equipment, net	—	—	12,651	—	12,651
Investments in and advances to affiliates	12,686	16,697	3,437	(32,820)	—
Other assets	45	12	7,966	—	8,023
Total assets	$12,791	$16,716	$26,410	$(32,820)	$23,097
LIABILITIES AND EQUITY					
Current liabilities:					
Current portion of long-term debt	$ 400	$ —	$ 343	$ —	$ 743
Accounts payable and other current liabilities	77	13	2,203	—	2,293
	477	13	2,546	—	3,036
Long-term debt, less current portion	5,918	449	2,806	—	9,173
Other liabilities	42	—	4,171	—	4,213
Total liabilities	6,437	462	9,523	—	16,422
Equity:					
Stockholders' equity	6,354	16,254	16,566	(32,820)	6,354
Noncontrolling interests	—	—	321	—	321
	6,354	16,254	16,887	(32,820)	6,675
Total liabilities and equity	$12,791	$16,716	$26,410	$(32,820)	$23,097

CONDENSED CONSOLIDATING BALANCE SHEETS (Continued)

December 31, 2011

	WM	WM Holdings	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 119	$ —	$ 139	$ —	$ 258
Other current assets	6	—	2,115	—	2,121
	125	—	2,254	—	2,379
Property and equipment, net	—	—	12,242	—	12,242
Investments in and advances to affiliates	12,006	14,905	3,033	(29,944)	—
Other assets	120	12	7,816	—	7,948
Total assets	$12,251	$14,917	$25,345	$(29,944)	$22,569
LIABILITIES AND EQUITY					
Current liabilities:					
Current portion of long-term debt	$ 298	$ —	$ 333	$ —	$ 631
Accounts payable and other current liabilities	124	13	2,300	—	2,437
	422	13	2,633	—	3,068
Long-term debt, less current portion	5,727	449	2,949	—	9,125
Other liabilities	32	—	3,954	—	3,986
Total liabilities	6,181	462	9,536	—	16,179
Equity:					
Stockholders' equity	6,070	14,455	15,489	(29,944)	6,070
Noncontrolling interests	—	—	320	—	320
	6,070	14,455	15,809	(29,944)	6,390
Total liabilities and equity	$12,251	$14,917	$25,345	$(29,944)	$22,569

WASTE MANAGEMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	WM	WM Holdings	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Year Ended December 31, 2012					
Operating revenues	$ —	$ —	$13,649	$ —	$13,649
Costs and expenses	—	(7)	11,805	—	11,798
Income from operations	—	7	1,844	—	1,851
Other income (expense):					
Interest income (expense)	(358)	(32)	(94)	—	(484)
Equity in earnings of subsidiaries, net of taxes	1,034	1,046	—	(2,080)	—
Other, net	—	—	(64)	—	(64)
	676	1,014	(158)	(2,080)	(548)
Income before income taxes	676	1,021	1,686	(2,080)	1,303
Provision for (benefit from) income taxes	(141)	(13)	597	—	443
Consolidated net income	817	1,034	1,089	(2,080)	860
Less: Net income attributable to noncontrolling interests	—	—	43	—	43
Net income attributable to Waste Management, Inc.	$ 817	$1,034	$ 1,046	$(2,080)	$ 817
Year Ended December 31, 2011					
Operating revenues	$ —	$ —	$13,378	$ —	$13,378
Costs and expenses	—	—	11,350	—	11,350
Income from operations	—	—	2,028	—	2,028
Other income (expense):					
Interest income (expense)	(342)	(33)	(98)	—	(473)
Equity in earnings of subsidiaries, net of taxes	1,168	1,188	—	(2,356)	—
Other, net	—	—	(35)	—	(35)
	826	1,155	(133)	(2,356)	(508)
Income before income taxes	826	1,155	1,895	(2,356)	1,520
Provision for (benefit from) income taxes	(135)	(13)	659	—	511
Consolidated net income	961	1,168	1,236	(2,356)	1,009
Less: Net income attributable to noncontrolling interests	—	—	48	—	48
Net income attributable to Waste Management, Inc.	$ 961	$1,168	$ 1,188	$(2,356)	$ 961

WASTE MANAGEMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS (continued)

	WM	WM Holdings	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Year Ended December 31, 2010					
Operating revenues	$ —	$ —	$12,515	$ —	$12,515
Costs and expenses	—	—	10,399	—	10,399
Income from operations	—	—	2,116	—	2,116
Other income (expense):					
Interest income (expense)	(324)	(38)	(107)	—	(469)
Equity in earnings of subsidiaries, net of taxes	1,149	1,172	—	(2,321)	—
Other, net	—	—	(16)	—	(16)
	825	1,134	(123)	(2,321)	(485)
Income before income taxes	825	1,134	1,993	(2,321)	1,631
Provision for (benefit from) income taxes	(128)	(15)	772	—	629
Consolidated net income	953	1,149	1,221	(2,321)	1,002
Less: Net income attributable to noncontrolling interests	—	—	49	—	49
Net income attributable to Waste Management, Inc.	$ 953	$1,149	$ 1,172	$(2,321)	$ 953

CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME

	WM	WM Holdings	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Year Ended December 31, 2012					
Comprehensive income	$807	$1,034	$1,120	$(2,080)	$ 881
Less: Comprehensive income attributable to noncontrolling interests	—	—	43	—	43
Comprehensive income attributable to Waste Management, Inc.	$807	$1,034	$1,077	$(2,080)	$ 838
Year Ended December 31, 2011					
Comprehensive income	$929	$1,168	$1,210	$(2,356)	$ 951
Less: Comprehensive income attributable to noncontrolling interests	—	—	48	—	48
Comprehensive income attributable to Waste Management, Inc.	$929	$1,168	$1,162	$(2,356)	$ 903
Year Ended December 31, 2010					
Comprehensive income	$931	$1,149	$1,265	$(2,321)	$1,024
Less: Comprehensive income attributable to noncontrolling interests	—	—	49	—	49
Comprehensive income attributable to Waste Management, Inc.	$931	$1,149	$1,216	$(2,321)	$ 975

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	WM	WM Holdings	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Year Ended December 31, 2012					
Cash flows from operating activities:					
Consolidated net income	$ 817	$ 1,034	$ 1,089	$(2,080)	$ 860
Equity in earnings of subsidiaries, net of taxes	(1,034)	(1,046)	—	2,080	—
Other adjustments	81	—	1,354	—	1,435
Net cash provided by (used in) operating activities	(136)	(12)	2,443	—	2,295
Cash flows from investing activities:					
Acquisitions of businesses, net of cash acquired	—	—	(250)	—	(250)
Capital expenditures	—	—	(1,510)	—	(1,510)
Proceeds from divestitures of businesses (net of cash divested) and other sales of assets	—	—	44	—	44
Net receipts from restricted trust and escrow accounts and other, net	—	—	(114)	—	(114)
Net cash provided by (used in) investing activities	—	—	(1,830)	—	(1,830)
Cash flows from financing activities:					
New borrowings	895	—	285	—	1,180
Debt repayments	(585)	—	(473)	—	(1,058)
Common stock repurchases	—	—	—	—	—
Cash dividends	(658)	—	—	—	(658)
Exercise of common stock options	43	—	—	—	43
Distributions paid to noncontrolling interests and other	15	—	(52)	—	(37)
(Increase) decrease in intercompany and investments, net	367	12	(379)	—	—
Net cash provided by (used in) financing activities	77	12	(619)	—	(530)
Effect of exchange rate changes on cash and cash equivalents	—	—	1	—	1
Increase (decrease) in cash and cash equivalents	(59)	—	(5)	—	(64)
Cash and cash equivalents at beginning of period	119	—	139	—	258
Cash and cash equivalents at end of period	$ 60	$ —	$ 134	$ —	$ 194

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS (Continued)

	WM	WM Holdings	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Year Ended December 31, 2011					
Cash flows from operating activities:					
Consolidated net income	$ 961	$ 1,168	$ 1,236	$(2,356)	$ 1,009
Equity in earnings of subsidiaries, net of taxes	(1,168)	(1,188)	—	2,356	—
Other adjustments	12	(3)	1,451	—	1,460
Net cash provided by (used in) operating activities	(195)	(23)	2,687	—	2,469
Cash flows from investing activities:					
Acquisition of businesses, net of cash acquired	—	—	(867)	—	(867)
Capital expenditures	—	—	(1,324)	—	(1,324)
Proceeds from divestitures of businesses (net of cash divested) and other sales of assets	—	—	36	—	36
Net receipts from restricted trust and escrow accounts and other, net	(5)	—	(25)	—	(30)
Net cash provided by (used in) investing activities	(5)	—	(2,180)	—	(2,185)
Cash flows from financing activities:					
New borrowings	1,043	—	158	—	1,201
Debt repayments	—	(147)	(356)	—	(503)
Common stock repurchases	(575)	—	—	—	(575)
Cash dividends	(637)	—	—	—	(637)
Exercise of common stock options	45	—	—	—	45
Distributions paid to noncontrolling interests and other	(10)	—	(87)	—	(97)
(Increase) decrease in intercompany and investments, net	(12)	170	(158)	—	—
Net cash provided by (used in) financing activities	(146)	23	(443)	—	(566)
Effect of exchange rate changes on cash and cash equivalents	—	—	1	—	1
Increase (decrease) in cash and cash equivalents	(346)	—	65	—	(281)
Cash and cash equivalents at beginning of period	465	—	74	—	539
Cash and cash equivalents at end of period	$ 119	$ —	$ 139	$ —	$ 258

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS (Continued)

	WM	WM Holdings	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Year Ended December 31, 2010					
Cash flows from operating activities:					
Consolidated net income	$ 953	$ 1,149	$ 1,221	$(2,321)	$ 1,002
Equity in earnings of subsidiaries, net of taxes	(1,149)	(1,172)	—	2,321	—
Other adjustments	44	(3)	1,232	—	1,273
Net cash provided by (used in) operating activities	(152)	(26)	2,453	—	2,275
Cash flows from investing activities:					
Acquisition of businesses, net of cash acquired	—	—	(407)	—	(407)
Capital expenditures	—	—	(1,104)	—	(1,104)
Proceeds from divestitures of businesses (net of cash divested) and other sales of assets	—	—	44	—	44
Net receipts from restricted trust and escrow accounts and other, net	(5)	—	(134)	—	(139)
Net cash provided by (used in) investing activities	(5)	—	(1,601)	—	(1,606)
Cash flows from financing activities:					
New borrowings	592	—	316	—	908
Debt repayments	(617)	(35)	(460)	—	(1,112)
Common stock repurchases	(501)	—	—	—	(501)
Cash dividends	(604)	—	—	—	(604)
Exercise of common stock options	54	—	—	—	54
Distributions paid to noncontrolling interests and other	(6)	—	(12)	—	(18)
(Increase) decrease in intercompany and investments, net	611	61	(672)	—	—
Net cash provided by (used in) financing activities	(471)	26	(828)	—	(1,273)
Effect of exchange rate changes on cash and cash equivalents	—	—	3	—	3
Increase (decrease) in cash and cash equivalents	(628)	—	27	—	(601)
Cash and cash equivalents at beginning of period	1,093	—	47	—	1,140
Cash and cash equivalents at end of period	$ 465	$ —	$ 74	$ —	$ 539

24. Subsequent Event

In January 2013, we acquired Greenstar, LLC, an operator of recycling and resource recovery facilities. We paid cash consideration of $170 million, subject to post-closing adjustments. Pursuant to the sale and purchase agreement, up to an additional $40 million is payable to the sellers during the period from 2014 to 2018 should Greenstar, LLC satisfy certain performance criteria over this period.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Effectiveness of Controls and Procedures

Our management, with the participation of our principal executive and financial officers, has evaluated the effectiveness of our disclosure controls and procedures in ensuring that the information required to be disclosed in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, including ensuring that such information is accumulated and communicated to management (including the principal executive and financial officers) as appropriate to allow timely decisions regarding required disclosure. Based on such evaluation, our principal executive and financial officers have concluded that such disclosure controls and procedures were effective as of December 31, 2012 (the end of the period covered by this Annual Report on Form 10-K).

Management's Report on Internal Control Over Financial Reporting

Management's report on our internal control over financial reporting can be found in Item 8, *Financial Statements and Supplementary Data,* of this report. Ernst & Young LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2012 as stated in their report, which appears in Item 8 of this report.

Changes in Internal Control over Financial Reporting

Management, together with our CEO and CFO, evaluated the changes in our internal control over financial reporting during the quarter ended December 31, 2012. We determined that there were no changes in our internal control over financial reporting during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information.*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information required by this Item is incorporated by reference to the sections entitled "Board of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Executive Officers," in the Company's definitive Proxy Statement for its 2013 Annual Meeting of Stockholders (the "Proxy Statement"), to be held May 10, 2013. The Proxy Statement will be filed with the SEC within 120 days of the end of our fiscal year.

We have adopted a code of ethics that applies to our CEO, CFO and Chief Accounting Officer, as well as other officers, directors and employees of the Company. The code of ethics, entitled "Code of Conduct," is posted on our website at www.wm.com under the section "Corporate Governance" within the "Investor Relations" tab.

Item 11. *Executive Compensation.*

The information required by this Item is incorporated herein by reference to the sections entitled "Board of Directors — Non-Employee Director Compensation," "— Compensation Committee Report," "— Compensation Committee Interlocks and Insider Participation," "Executive Compensation — Compensation Discussion and Analysis" and "— Executive Compensation Tables" in the Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

The information required by this Item is incorporated herein by reference to the sections entitled "Equity Compensation Plan Table," "Director Nominee and Officer Stock Ownership," and "Persons Owning More than 5% of Waste Management Common Stock" in the Proxy Statement.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

The information required by this Item is incorporated herein by reference to the sections entitled "Board of Directors — Related Party Transactions" and "— Independence of Board Members" in the Proxy Statement.

Item 14. ***Principal Accounting Fees and Services.***

The information required by this Item is incorporated herein by reference to the section entitled "Ratification of Independent Registered Public Accounting Firm — Independent Registered Public Accounting Firm Fee Information" in the Proxy Statement.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) (1) Consolidated Financial Statements:

Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2012 and 2011
Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010
Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010
Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010
Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2011 and 2010
Notes to Consolidated Financial Statements

(a) (2) *Consolidated Financial Statement Schedules:*

Schedule II — Valuation and Qualifying Accounts

All other schedules have been omitted because the required information is not significant or is included in the financial statements or notes thereto, or is not applicable.

(b) *Exhibits:*

The exhibit list required by this Item is incorporated by reference to the Exhibit Index filed as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

WASTE MANAGEMENT, INC.

By: /s/ DAVID P. STEINER

David P. Steiner

President, Chief Executive Officer and Director

Date: February 14, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DAVID P. STEINER David P. Steiner	President, Chief Executive Officer and Director (Principal Executive Officer)	February 14, 2013
/s/ JAMES C. FISH, JR. James C. Fish, Jr.	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 14, 2013
/s/ DON P. CARPENTER Don P. Carpenter	Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 14, 2013
/s/ BRADBURY H. ANDERSON Bradbury H. Anderson	Director	February 14, 2013
/s/ PASTORA SAN JUAN CAFFERTY Pastora San Juan Cafferty	Director	February 14, 2013
/s/ FRANK M. CLARK Frank M. Clark	Director	February 14, 2013
/s/ PARTICK W. GROSS Patrick W. Gross	Director	February 14, 2013
/s/ VICTORIA M. HOLT Victoria M. Holt	Director	February 14, 2013
/s/ JOHN C. POPE John C. Pope	Director	February 14, 2013
/s/ W. ROBERT REUM W. Robert Reum	Chairman of the Board and Director	February 14, 2013
/s/ THOMAS H. WEIDEMEYER Thomas H. Weidemeyer	Director	February 14, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Waste Management, Inc.

We have audited the consolidated financial statements of Waste Management, Inc. as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, and have issued our report thereon dated February 14, 2013 (included elsewhere in this Form 10-K). Our audits also included the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this schedule based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Houston, Texas
February 14, 2013

WASTE MANAGEMENT, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(In Millions)

	Balance Beginning of Year	Charged (Credited) to Income	Accounts Written Off/Use of Reserve	Other(a)	Balance End of Year
2010 — Reserves for doubtful accounts(b)	$32	$41	$(47)	$ 1	$27
2011 — Reserves for doubtful accounts(b)	$27	$44	$(42)	$—	$29
2012 — Reserves for doubtful accounts(b)	$29	$57	$(41)	$—	$45
2010 — Merger and restructuring accruals(c)	$10	$ (2)	$ (5)	$—	$ 3
2011 — Merger and restructuring accruals(c)	$ 3	$19	$(13)	$—	$ 9
2012 — Merger and restructuring accruals(c)	$ 9	$67	$(44)	$—	$32

(a) The "Other" activity is related to reserves associated with dispositions of businesses, reserves reclassified to operations held-for-sale, reclassifications among reserve accounts, and the impacts of foreign currency translation.

(b) Includes reserves for doubtful accounts receivable and notes receivable.

(c) Included in accrued liabilities in our Consolidated Balance Sheets. These accruals represent employee severance and benefit costs and transitional costs.

INDEX TO EXHIBITS

Exhibit No.		Description
3.1	—	Third Restated Certificate of Incorporation [incorporated by reference to Exhibit 3.1 to Form 10-Q for the quarter ended June 30, 2010].
3.2	—	Amended and Restated By-laws of Waste Management, Inc. [incorporated by reference to Exhibit 3.2 to Form 8-K dated December 6, 2012].
4.1	—	Specimen Stock Certificate [incorporated by reference to Exhibit 4.1 to Form 10-K for the year ended December 31, 1998].
4.2	—	Indenture for Subordinated Debt Securities dated February 3, 1997, among the Registrant and The Bank of New York Mellon Trust Company, N.A. (the current successor to Texas Commerce Bank National Association), as trustee [incorporated by reference to Exhibit 4.1 to Form 8-K dated February 7, 1997].
4.3	—	Indenture for Senior Debt Securities dated September 10, 1997, among the Registrant and The Bank of New York Mellon Trust Company, N.A. (the current successor to Texas Commerce Bank National Association), as trustee [incorporated by reference to Exhibit 4.1 to Form 8-K dated September 10, 1997].
4.4	—	Officers' Certificate delivered pursuant to Section 301 of the Indenture dated September 10, 1997 by and between Waste Management, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee, establishing the terms and form of Waste Management, Inc.'s 2.60% Senior Notes due 2016 [incorporated by reference to Exhibit 4.1 to Form 10-Q for the quarter ended September 30, 2012].
4.5	—	Guarantee Agreement by Waste Management Holdings, Inc. in favor of The Bank of New York Mellon Trust Company, N.A., as Trustee for the holders of Waste Management, Inc.'s 2.60% Senior Notes due 2016 [incorporated by reference to Exhibit 4.2 to Form 10-Q for the quarter ended September 30, 2012].
4.6*	—	Schedule of Officers' Certificates delivered pursuant to Section 301 of the Indenture dated September 10, 1997 establishing the terms and form of Waste Management, Inc.'s Senior Notes. Waste Management and its subsidiaries are parties to debt instruments that have not been filed with the SEC under which the total amount of securities authorized under any single instrument does not exceed 10% of the total assets of Waste Management and its subsidiaries on a consolidated basis. Pursuant to paragraph 4(iii)(A) of Item 601(b) of Regulation S-K, Waste Management agrees to furnish a copy of such instruments to the SEC upon request.
10.1†	—	2009 Stock Incentive Plan [incorporated by reference to Appendix B to the Proxy Statement on Schedule 14A filed March 25, 2009].
10.2†	—	2005 Annual Incentive Plan [incorporated by reference to Appendix D to the Proxy Statement on Schedule 14A filed April 8, 2004].
10.3†	—	Employee Stock Purchase Plan [incorporated by reference to Appendix A to the Proxy Statement on Schedule 14A filed March 28, 2012].
10.4†	—	Waste Management, Inc. 409A Deferral Savings Plan. [incorporated by reference to Exhibit 10.4 to Form 10-K for the year ended December 31, 2006].
10.5†	—	1993 Stock Incentive Plan [incorporated by reference to Exhibit 10.2 to Form 10-K for the year ended December 31, 1998].
10.6†	—	2000 Stock Incentive Plan [incorporated by reference to Appendix B to the Proxy Statement on Schedule 14A filed April 6, 2000].
10.7†	—	2004 Stock Incentive Plan [incorporated by reference to Appendix C to Proxy Statement on Schedule 14A filed April 8, 2004].

10.8	—	$2 Billion Amended and Restated Revolving Credit Agreement dated as of May 9, 2011 by and among Waste Management, Inc. and Waste Management Holdings, Inc. and certain banks party thereto, Bank of America, N.A., as Administrative Agent, JPMorgan Chase Bank, N.A. and Barclays Capital, as Syndication Agents, Deutsche Bank Securities Inc. and The Royal Bank of Scotland PLC, as Documentation Agents, BNP Paribas and Citibank, N.A., as Co-Documentation Agents and Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, and Barclays Capital, as Joint Lead Arrangers and Book Managers [incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2011].
10.9†	—	Employment Agreement between the Company and David Steiner dated May 6, 2002 [incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2002].
10.10†	—	Employment Agreement between the Company and James E. Trevathan dated June 1, 2000 [incorporated by reference to Exhibit 10.20 to Form 10-K for the year ended December 31, 2000].
10.11†	—	Amendment to Employment Agreement between the Company and James E. Trevathan [incorporated by reference to Exhibit 10.3 to Form 8-K dated March 9, 2011].
10.12†	—	Employment Agreement between the Company and James C. Fish, Jr. dated August 15, 2011 [incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 2011].
10.13†	—	First Amendment to Employment Agreement between the Company and James C. Fish, Jr. dated July 20, 2012 [incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended June 30, 2012].
10.14†	—	Employment Agreement between the Company and Jeff Harris dated December 1, 2006 [incorporated by reference to Exhibit 10.1 to Form 8-K dated December 1, 2006].
10.15†	—	Amendment to Employment Agreement by and between the Company and Jeff Harris [incorporated by reference to Exhibit 10.6 to Form 10-Q for the quarter ended March 30, 2011].
10.16†	—	Employment Agreement between the Company and John Morris dated June 18, 2012 [incorporated by reference to Exhibit 10.4 to Form 10-Q for the quarter ended June 30, 2012].
10.17†	—	Employment Agreement between the Company and Barry H. Caldwell dated September 23, 2002 [incorporated by reference to Exhibit 10.24 to Form 10-K for the year ended December 31, 2002].
10.18†	—	Employment Agreement between the Company and David Aardsma dated June 16, 2005 [incorporated by reference to Exhibit 10.1 to Form 8-K dated June 16, 2005].
10.19†	—	Employment Agreement between the Company and Rick L Wittenbraker dated November 10, 2003 [incorporated by reference to Exhibit 10.30 to Form 10-K for the year ended December 31, 2003].
10.20†	—	Employment Agreement between the Company and William K. Caesar dated August 23, 2011 [incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended September 30, 2011].
10.21†	—	Employment Agreement between the Company and Puneet Bhasin dated December 7, 2009 [incorporated by reference to Exhibit 10.12 to Form 10-K for the year ended December 31, 2009].
10.22†	—	Employment Agreement between the Company and Mark Schwartz dated July 5, 2012 [incorporated by reference to Exhibit 10.5 to Form 10-Q for the quarter ended June 30, 2012].
10.23†*	—	Employment Agreement between the Company and Don P. Carpenter dated July 31, 2000, as amended by First Amendment to Employment Agreement between USA Waste-Management Resources, LLC and Don P. Carpenter effective as of August 24, 2012.
10.24†	—	Employment Agreement between Wheelabrator Technologies Inc. and Mark A. Weidman dated May 11, 2006 [incorporated by reference to Exhibit 10.1 to Form 8-K dated May 11, 2006].
10.25†	—	Employment Agreement between the Company and Cherie C. Rice dated August 26, 2005 [incorporated by reference to Exhibit 10.1 to Form 8-K dated August 26, 2005].
10.26†	—	Separation Agreement between Waste Management Holdings, Inc. and Cherie C. Rice dated October 12, 2012 [incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended September 30, 2012].
10.27†	—	Employment Agreement between the Company and Greg A. Robertson dated August 1, 2003 [incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2004].

10.28†* — Separation Agreement between Waste Management Holdings, Inc. and Greg Robertson dated October 31, 2012.

10.29† — Employment Agreement between the Company and Duane C. Woods dated October 20, 2004 [incorporated by reference to Exhibit 10.2 to Form 8-K dated October 20, 2004].

10.30† — Amendment to Employment Agreement by and between the Company and Duane C. Woods [incorporated by reference to Exhibit 10.4 to Form 8-K dated March 9, 2011].

10.31†* — Separation Agreement by and between the Company and Duane C. Woods dated November 29, 2012.

10.32† — Employment Agreement between Waste Management, Inc. and Brett Frazier dated July 13, 2007 [incorporated by reference to Exhibit 10.1 to Form 8-K dated July 13, 2007].

10.33† — Amendment to Employment Agreement between the Company and Brett W. Frazier [incorporated by reference to Exhibit 10.5 to Form 10-Q for the quarter ended March 30, 2011].

10.34† — Separation Agreement between the Company and Brett W. Frazier dated August 17, 2012 [incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 2012].

10.35† — Employment Agreement between the Company and Carl V. Rush [incorporated by reference to Exhibit 10.7 to Form 10-Q for the quarter ended March 30, 2011].

10.36†* — Separation Agreement between Waste Management Holdings, Inc. and Carl Rush dated October 25, 2012.

10.37† — Employment Agreement between the Company and Grace Cowan [incorporated by reference to Exhibit 10.8 to Form 10-Q for the quarter ended March 30, 2011].

10.38† — Separation Agreement between the Company and Grace Cowan dated July 25, 2012 [incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 2012].

10.39† — Employment Agreement between the Company and Steven C. Preston dated October 5, 2011 [incorporated by reference to Exhibit 10.1 to Form 8-K dated October 2, 2011].

10.40† — Resignation Agreement between the Company and Steven C. Preston dated July 5, 2011 [incorporated by reference to Exhibit 10.1 to Form 8-K dated July 3, 2012].

10.41† — Employment Agreement between Recycle America Alliance, L.L.C. and Patrick DeRueda dated August 4, 2005 [incorporated by reference to Exhibit 10.1 to Form 8-K dated August 4, 2005].

10.42†* — General Release Agreement between Waste Management Holdings, Inc. and Patrick DeRueda dated September 28, 2012.

10.43†* — Form of Director and Executive Officer Indemnity Agreement.

10.44† — Form of 2012 Restricted Stock Unit Award Agreement [incorporated by reference to Exhibit 10.2 to Form 8-K dated July 3, 2012].

10.45† — Form of 2012 Performance Share Unit Award Agreement with ROIC Performance Measure [incorporated by reference to Exhibit 10.1 to Form 8-K dated March 9, 2012].

10.46† — Form of 2012 Performance Share Unit Award Agreement with TSR Performance Measure [incorporated by reference to Exhibit 10.2 to Form 8-K dated March 9, 2012].

10.47† — Form of 2012 Stock Option Award Agreement [incorporated by reference to Exhibit 10.2 to Form 8-K dated March 9, 2012].

10.48† — Form of 2011 Performance Share Unit Award Agreement [incorporated by reference to Exhibit 10.1 to Form 8-K dated March 9, 2011].

10.49† — Form of 2011 Stock Option Award Agreement [incorporated by reference to Exhibit 10.2 to Form 8-K dated March 9, 2011].

10.50† — Form of 2010 Performance Share Unit Award Agreement [incorporated by reference to Exhibit 10.1 to Form 8-K dated March 9, 2010].

10.51† — Form of 2010 Stock Option Award Agreement [incorporated by reference to Exhibit 10.2 to Form 8-K dated March 9, 2010].

12.1* — Computation of Ratio of Earnings to Fixed Charges.

21.1* — Subsidiaries of the Registrant.

23.1*	—	Consent of Independent Registered Public Accounting Firm.
31.1*	—	Certification Pursuant to Rule 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended, of David P. Steiner, President and Chief Executive Officer.
31.2*	—	Certification Pursuant to Rule 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended, of James C. Fish, Jr., Executive Vice President and Chief Financial Officer.
32.1*	—	Certification Pursuant to 18 U.S.C. §1350 of David P. Steiner, President and Chief Executive Officer.
32.2*	—	Certification Pursuant to 18 U.S.C. §1350 of James C. Fish, Jr., Executive Vice President and Chief Financial Officer.
95*	—	Mine Safety Disclosures.
101.INS**	—	XBRL Instance Document.
101.SCH**	—	XBRL Taxonomy Extension Schema Document.
101.CAL**	—	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	—	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**	—	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE**	—	XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed herewith.

** Furnished herewith.

† Denotes management contract or compensatory plan or arrangement.

Non-GAAP Measure

Our letter to Shareholders, Customers, Employees and Communities included in this 2012 Annual Report presents adjusted earnings per diluted share (adjusted EPS), which excludes certain items affecting comparability of our results. Adjusted EPS is not defined by generally accepted accounting principles (GAAP). Please see below for a reconciliation of the differences between adjusted EPS and earnings per diluted share calculated in accordance with GAAP. We believe that non-GAAP measures provide useful information to investors by excluding items that the Company does not believe reflect its fundamental business performance and/or are not representative or indicative of our results of operations. Non-GAAP measures should be viewed in addition to, and not in lieu of, the comparable GAAP measure.

	Year Ended December 31, 2012 (Dollars in Millions, Except Per Share Amounts) (Unaudited)	
Adjusted Earnings Per Diluted Share	**After-tax Amount (a)**	**Per Share Amount**
Net Income and Earnings Per Diluted Share, as reported	**$ 817**	**$ 1.76**
Adjustments to Net Income and Earnings Per Diluted Share:		
Asset impairments **(b)**	84	
Restructuring	41	
Oakleaf related integration activities	9	
Legal reserve and landfill operating costs **(c)**	6	
Partial withdrawal from multiemployer pension plan	6	
Labor dispute	3	
	149	**0.32**
Adjusted Net Income and Adjusted Earnings Per Diluted Share	**$ 966**	**$ 2.08**

(a) Tax expense attributable to each adjustment was as follows: Asset impairments- $28 million; Restructuring- $26 million; Oakleaf related integration activities- $6 million; Legal reserve and landfill operating costs- $4 million; Partial withdrawal from multiemployer pension plan- $4 million; and Labor dispute- $3 million.

(b) Adjustments consist of impairment charges associated with certain of our investments in unconsolidated entities that are included in the "Equity in Earnings/Losses of Unconsolidated Entities" and "Other, net" financial captions, as well as impairment charges associated with assets in the "Asset Impairments and Unusual Items" financial caption.

(c) Adjustments consist of an aggregate after-tax charge of $6 million related to legal reserves and changes in risk-free interest rates.

CORPORATE INFORMATION

BOARD OF DIRECTORS

BRADBURY H. ANDERSON (C, N)
Retired Vice Chairman
and Chief Executive Officer
Best Buy Co., Inc.

PASTORA SAN JUAN CAFFERTY (C, N)
Professor Emerita
School of Social Service Administration
University of Chicago

FRANK M. CLARK, JR. (A, C)
Retired Chairman
and Chief Executive Officer
ComEd

PATRICK W. GROSS (A, N)
Chairman
The Lovell Group

VICTORIA M. HOLT (C, N)
President and Chief Executive Officer
Spartech Corporation

JOHN C. POPE (C, N)
Chairman
PFI Group

W. ROBERT REUM (A, C, N)
Non-Executive Chairman of the Board
Waste Management, Inc.
Chairman, President,
and Chief Executive Officer
Amsted Industries Incorporated

DAVID P. STEINER
President and Chief Executive Officer
Waste Management, Inc.

THOMAS H. WEIDEMEYER (A, N)
Retired Senior Vice President
and Chief Operating Officer
United Parcel Service, Inc.

(A) Audit Committee
(C) Management Development and Compensation Committee
(N) Nominating and Governance Committee

OFFICERS

DAVID P. STEINER
President and Chief Executive Officer

DAVID A. AARDSMA
Senior Vice President and
Chief Sales and Marketing Officer

PUNEET BHASIN
Chief Information Officer and
Senior Vice President,
Technology, Logistics and
Customer Service

BARRY H. CALDWELL
Senior Vice President,
Government Affairs and
Communications

JAMES C. FISH, JR.
Executive Vice President and
Chief Financial Officer

JEFF M. HARRIS
Senior Vice President,
Field Operations

JOHN J. MORRIS
Senior Vice President,
Field Operations

MARK E. SCHWARTZ
Senior Vice President,
Human Resources

JAMES E. TREVATHAN
Executive Vice President and
Chief Operating Officer

RICK L WITTENBRAKER
Senior Vice President,
General Counsel and
Chief Compliance Officer

WILLIAM K. CAESAR
President
WM Recycle America, L.L.C.

MARK A. WEIDMAN
President
Wheelabrator Technologies Inc.

DON P. CARPENTER
Vice President and
Chief Accounting Officer

DEVINA A. RANKIN
Vice President
and Treasurer

LINDA J. SMITH
Corporate Secretary

CORPORATE HEADQUARTERS

Waste Management, Inc.
1001 Fannin, Suite 4000
Houston, Texas 77002
Telephone: (713) 512-6200
Facsimile: (713) 512-6299

INDEPENDENT AUDITORS

Ernst & Young LLP
5 Houston Center, Suite 1200
1401 McKinney Street
Houston, Texas 77010
(713) 750-1500

COMPANY STOCK

The Company's common stock is traded on the New York Stock Exchange (NYSE) under the symbol "WM." The number of holders of record of common stock based on the transfer records of the Company at February 28, 2013 was approximately 13,000. Based on security position listings, the Company believes it had at that date approximately 357,000 beneficial owners.

TRANSFER AGENT AND REGISTRAR

Computershare
250 Royall Street
Canton, MA 02021
(800) 969-1190

INVESTOR RELATIONS

Security analysts, investment professionals, and shareholders should direct inquiries to Investor Relations at the corporate address or call (713) 512-6574.

ANNUAL MEETING

The annual meeting of the stockholders of the Company is scheduled to be held at 11:00 a.m. on May 10, 2013 at:
The Maury Myers Conference Center
Waste Management, Inc.
1021 Main Street
Houston, Texas 77002

WEB SITE

www.wm.com


Printed on 30% post-consumer recycled paper


WASTE MANAGEMENT

1001 Fannin, Suite 4000 • Houston, Texas 77002
www.wm.com